Exhibit 99.1

     , 2011

Dear ITT Corporation Shareholder:

I am pleased to inform you that on January 11, 2011, the Board of Directors of ITT Corporation (“ITT”) approved a plan to separate ITT into three independent, publicly traded companies. Under the plan, ITT would execute tax-free spin-offs of its Defense and Information Solutions business, Exelis Inc. (“Exelis”), and its water-related businesses, Xylem Inc. (“Xylem”). Following completion of the transaction, ITT will continue to trade on the New York Stock Exchange as a highly engineered industrial products company that supplies solutions in the aerospace, transportation and energy markets. Immediately following the completion of the spin-offs, ITT shareholders will own all of the outstanding shares of common stock of Exelis and Xylem. We believe that this separation is in the best interest of our company and its constituents, as these three businesses are well-positioned to create significant value for shareholders as standalone companies.

ITT has a long history of knowing when the time is right to take transformational steps to create more value for our shareholders. We did this in 1995, and we are doing it again. We are taking the actions necessary to turn one powerful multi-industrial into three strong standalone businesses — each with a mandate to grow and each with the ability and the resources to make that happen. I am confident that each of these businesses will leave the gate with all it needs to succeed — first and foremost, talented leadership teams who know what it takes to excel; second, an employee base that always puts our customers first, and that takes a proud tradition of engineering excellence and innovation very seriously; and third, a will to win in the marketplace that is second to none. I am confident in the CEOs we have chosen to take us forward. They are all seasoned ITT executives. They are all ready, willing and able. They are all motivated by our history and have a keen focus on the future. They are ready to launch these companies, and they are ready to take them to the next level.

The spin-offs will be completed by way of a pro rata distribution of Exelis and Xylem common stock to our shareholders of record as of 5:00 p.m., New York time, on October 17, 2011, the spin-off record date. Each ITT shareholder will receive one share of Exelis common stock, and one share of Xylem common stock, for each share of ITT common stock held by such shareholder on the record date. The distribution of these shares will be made in book-entry form, which means that no physical share certificates will be issued. Following the spin-offs, shareholders may request that their shares of Exelis and Xylem common stock be transferred to a brokerage or other account at any time.

The spin-off is subject to certain customary conditions. Shareholder approval of the distribution is not required, nor are you required to take any action to receive your shares of Exelis and Xylem common stock.

Immediately following the spin-offs, you will own common stock in ITT, Exelis and Xylem. ITT’s common stock will continue to trade on the New York Stock Exchange under the symbol “ITT.” Both Exelis and Xylem intend to have their common stock listed on the New York Stock Exchange under the symbols “XLS” and “XYL”, respectively.

We expect the spin-offs to be tax-free to the shareholders of ITT. The spin-offs are conditioned on, among other things, the receipt of a ruling from the Internal Revenue Service and an opinion of counsel confirming that the spin-offs will not result in the recognition, for U.S. Federal income tax purposes, of income, gain or loss to ITT or its shareholders.

The enclosed Information Statements, which are being mailed to all ITT shareholders, describe the spin-offs in great detail and contain important information about Exelis and Xylem, including historical combined financial statements. We urge you to read the Information Statements carefully.

I want to thank you for your continued support of ITT. We look forward to your support of all three companies in the future. We aim to continue earning your trust by delivering excellent results that will propel our companies — and your investment — into a very bright future.

Yours sincerely,

Steven R. Loranger
Chairman, President and Chief Executive Officer
ITT Corporation

Exelis Inc.

          , 2011

Dear Exelis Inc. Shareholder:

It is our pleasure to welcome you as a shareholder of our company, Exelis Inc., a leader in Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance (C4ISR) related products and systems and information and technical services, which we supply to military, government and commercial customers in the United States and globally.

As an independent, publicly traded company, we believe we can more effectively focus on our objectives and satisfy the capital needs of our company, and bring more value to you as a shareholder, than we could as an operating segment of ITT Corporation.

Our business has a rich history, distinguished by our strong relationships with our customers and our unified focus on “One Team, One Mission.” We take tremendous pride in building innovative solutions to customer challenges. We know that to excel in the current marketplace we must anticipate customer needs and demonstrate adaptive ingenuity in all we do. We are ready to do just that.

We expect to have Exelis common stock listed on the New York Stock Exchange under the symbol “XLS” in connection with the distribution of Exelis common stock by ITT.

We invite you to learn more about Exelis by reviewing the enclosed Information Statement. We look forward to our future as an independent, publicly traded company and to your support as a holder of Exelis common stock.

Very truly yours,

David F. Melcher
President and Chief Executive Officer
Exelis Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED OCTOBER 5, 2011

INFORMATION STATEMENT

Exelis Inc.

1650 Tysons Boulevard, Suite 1700
McLean, Virginia 22102

Common Stock
(par value $0.01 per share)

This Information Statement is being sent to you in connection with the separation of Exelis Inc. (“Exelis”) from ITT Corporation (“ITT”), following which Exelis will be an independent, publicly traded company. As part of the separation, ITT will undergo an internal reorganization, after which it will complete the separation by distributing all of the shares of Exelis common stock on a pro rata basis to the holders of ITT common stock. We refer to this pro rata distribution as the “distribution” and we refer to the separation, including the internal reorganization and distribution, as the “spin-off.” We expect that the spin-off will be tax-free to ITT shareholders for U.S. Federal income tax purposes. Each share of ITT common stock outstanding as of 5:00 p.m., New York time, on October 17, 2011, the record date for the distribution, will entitle the holder thereof to receive one share of Exelis common stock. The distribution of shares will be made in book-entry form. The distribution will be effective as of 12:01 a.m., New York time, on October 31, 2011. Immediately after the distribution becomes effective, we will be an independent, publicly traded company.

No vote or other action of ITT shareholders is required in connection with the spin-off. We are not asking you for a proxy and you should not send us a proxy. ITT shareholders will not be required to pay any consideration for the shares of Exelis common stock they receive in the spin-off, and they will not be required to surrender or exchange shares of their ITT common stock or take any other action in connection with the spin-off. Concurrently with the Exelis spin-off, ITT will spin-off its water-related businesses into a separate independent, publicly traded company to be called Xylem Inc. (“Xylem”). You are invited to also read the detailed information about Xylem in the accompanying Information Statement for Xylem.

All of the outstanding shares of Exelis common stock are currently owned by ITT. Accordingly, there is no current trading market for Exelis common stock. We expect, however, that a limited trading market for Exelis common stock, commonly known as a “when-issued” trading market, will develop at least two trading days prior to the record date for the distribution, and we expect “regular-way” trading of Exelis common stock will begin the first trading day after the distribution date. We intend to list Exelis common stock on the New York Stock Exchange under the ticker symbol “XLS”.

In reviewing this Information Statement, you should carefully consider the matters described in “Risk Factors” beginning on page 17 of this Information Statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this Information Statement is          , 2011.

This Information Statement was first mailed to ITT shareholders on or about          , 2011.

SUMMARY

This summary highlights information contained in this Information Statement and provides an overview of our company, our separation from ITT and the distribution of Exelis common stock by ITT to its shareholders. For a more complete understanding of our business and the spin-off, you should read the entire Information Statement carefully, particularly the discussion set forth under “Risk Factors” and our audited historical combined financial statements, unaudited interim historical condensed combined financial statements, our unaudited pro forma condensed combined financial statements and the respective notes to those statements appearing in this Information Statement.

Except as otherwise indicated or unless the context otherwise requires, “Exelis,” “we,” “us” and “our” refer to Exelis Inc. and its subsidiaries after giving effect to the internal reorganization preceding the distribution described in this Information Statement. Except as otherwise indicated or unless the context otherwise requires, the information included in this Information Statement assumes the completion of the internal reorganization preceding the distribution.

Unless otherwise indicated, references in this Information Statement to fiscal years are to Exelis’s fiscal years ended December 31. Exelis’s quarterly financial periods end on the Saturday closest to the last day of the calendar quarter, except for the last quarterly period of the fiscal year, which ends on December 31st. For ease of presentation, the quarterly financial statements included herein are described as ending on the last day of the calendar quarter.

Our Company

We are a leader in Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance (C4ISR) related products and systems and information and technical services, which we supply to military, government and commercial customers in the United States and globally. We provide mission-critical systems in the areas of integrated electronic warfare, sensing and surveillance, air traffic management, information and cyber-security, and networked communications. We also have growing positions in composite aerostructures, logistics and technical services. Our customers include the U.S. Army, Navy, Marines and Air Force, NASA, various U.S. civil, intelligence and security agencies, the Federal Aviation Administration, allied militaries and governments, and various commercial customers. For the year ended December 31, 2010 and the six months ended June 30, 2011, our revenue was $5.89 billion and $2.83 billion, respectively, and our income from continuing operations was $448 million and $161 million, respectively, and 73% of our 2010 sales were derived from the U.S. Department of Defense (DoD) and the U.S. Intelligence Community.

We operate in two segments: C4ISR Electronics and Systems, and Information and Technical Services. Our C4ISR Electronics and Systems segment provides communications, electronic warfare, imaging and image-processing, radar and sonar systems, space systems, and aerostructures for government and commercial customers around the world. Our Information and Technical Services segment provides a broad range of systems integration, network design and development, cyber, intelligence, operations, sustainment, advanced engineering, logistics, space launch and range-support solutions for a wide variety of U.S. military and government agency customers. We have successfully completed and integrated several acquisitions over the last five years, which have broadened our product and technology portfolio, expanded our customer base, and contributed to our growth.

We employ approximately 20,400 people on four continents. This includes an experienced management team with a proven ability to win new contracts, drive premier operating efficiency, and lead development of game-changing technologies and solutions.

Our Business Strategy and Core Strengths

We intend to create value by being an agile, efficient and reliable supplier of critical systems, components and services for our core U.S. Government customers as well as our growing allied international government and commercial customer base, particularly in the areas of C4ISR-related electronics, aerostructures, air traffic management, and secure, integrated data and voice networks. We view the following strategies as our fundamental means for value-creation:

Proactive portfolio management:  We take a proactive and disciplined approach to continuously shape our portfolio by aligning our businesses with enduring and growing customer needs. Our multifaceted defense portfolio has been well-positioned to support the critical needs of the DoD through a decade of heavy troop deployments and conflict. Hedging against the expectation of tighter defense budgets to come, we have steadily broadened our customer base over the last several years to include other U.S. Government agencies, allied international governments and commercial customers, with product and service offerings in areas of enduring and growing demand such as air traffic management, advanced imaging and global positioning systems, weather, composite structures, communications and electronics, and information technology. As set forth in the chart below, our end-user customers were approximately 27% non-DoD for the year ended December 31, 2010.

2010 Sales by End User

While we intend to protect and expand our core positions as a leading prime system and service contractor and first-tier defense electronics supplier, we recognize that defense spending trends and priorities are subject to change and are likely to be different over the coming decade than they were in the last. To this end, we will undertake select divestitures and acquisitions that enhance our ability to deliver ever greater value to our shareholders.

Innovative solutions:  We focus on investing in next generation technologies and solutions that address vital customer priorities. We intend to sustain and cultivate our strong culture of innovation which embraces:

•	World-leading technologies in integrated electronic warfare, night vision, networked information and communications, sensors and surveillance, image processing, air traffic management, and aerostructures.

•	Creative approaches to rapidly fielding affordable solutions for critical customer needs, such as our “Global Network On the Move Active Distribution” (GNOMAD) solution for affordable vehicle-mounted tactical satellite communications, and our handheld Netted Iridium radios for secure, 24/7 beyond-line-of-sight voice and data communications, both provided to support urgent need requests from units deployed to Afghanistan; and our compact imaging systems mounted on Unmanned

Aerial Vehicles (UAVs) in support of the U.S. Air Force’s “Knight Owl” program, to perform persistent surveillance missions over wide geographical areas.

•	Collaboration internally, across our diverse businesses, and teaming with expert partners to deliver “best-in-class” offerings on new business opportunities, such as our winning solution as the prime contractor for the Federal Aviation Administration’s (FAA) Automated Dependent Surveillance-Broadcast (ADS-B) system, currently being deployed to provide GPS-based positioning data for aircraft throughout the United States, and our role as a major subcontractor on the Global Positioning System — Advance Control Segment (GPS-OCX) project for the U.S. Air Force, where we are providing key components for navigation and system security.

Organic and geographic growth, while broadening our customer base:  We intend to grow market share, expand into adjacencies and continue to penetrate non-DoD customers where we can build on our domain expertise and extend our leadership positions. Our strong incumbent positions and large fielded base of night vision devices, radios, jammers, radars and other electronic equipment (much of it expected to remain in operation for decades) provide opportunities for future upgrades, modernization and sustainment contracts as the military services seek affordable alternatives to costly and unproven replacement programs in an effort to stretch procurement dollars in a tighter fiscal environment. We also intend to build on the growth we have achieved in international sales over the last two years. For the year ended December 31, 2010, international sales were $627 million and comprised approximately 11% of our total revenue. Our focus is on allied countries with enduring or growing defense needs or that seek modernization of their air traffic management infrastructures, particularly in the Middle East, the United Kingdom, India, Taiwan, Korea, Australia and Brazil. We will also focus on natural extensions of existing technologies into commercial markets, such as air traffic management data for commercial air carriers and composite structures for commercial fixed and rotary-wing aircraft.

Disciplined Financial Management:  We intend to continue to combine disciplined goal-setting, accountability for results, and our rigorous Integrated Management System, reinforced by our performance assessment and incentive programs, to align our organization around achieving our business objectives. Our strategies include a combination of organic growth, disciplined capital allocation, portfolio management, and premier operational excellence.

Leveraging our Core Strengths:  We have created a culture of “adaptive ingenuity” — combining premier operating efficiency, intimate knowledge of our customers’ needs, technical expertise and innovation. We believe that we are quicker and more nimble than our larger competitors, and better able to provide rapid and affordable solutions to our customers’ most pressing needs. We are also “platform-agnostic,” in that we provide essential systems and components on a wide variety of aircraft, ships, ground vehicles, unmanned systems, and satellites, so that our business prospects are not tied to the future of any single program. We see our diverse portfolio as an advantage in the current defense budget environment, as we have strong incumbent positions on many key programs, a robust pipeline of competitive opportunities, and, for the year ended December 31, 2010 and the six months ended June 30, 2011, no single program accounted for more than 7% of our revenue. Our core strengths are further explained below:

•	Premier operating efficiency: Our world-class Lean and Six Sigma programs are embedded in our culture and operating ethic. In addition, in 2010 we launched and completed a structural transformation that reduced the number of business units, layers of management, and facility footprint, while right-sizing our workforce to prepare for the reductions we expected in 2010 and 2011 in the volumes of some of our products, including Single Channel Ground and Airborne Radio System (SINCGARS) radios, Counter Radio-Controlled Improvised Explosive Device Electronic Warfare (CREW) jammers, and night vision goggle purchases from peak war-surge levels to normal volumes. We intend to continue to aggressively reduce costs, minimize overhead, increase productivity, and streamline our footprint where necessary to ensure optimum utilization of our production facilities.

•	Customer relationships: Understanding our customers’ needs is essential to winning and sustaining their trust and earning repeat business and, as such, we will continue our intense focus on the “Voice of the Customer.” We believe that an innovative culture, domain expertise and an understanding of customer needs are essential to developing and delivering tailored customer solutions.

•	Experienced team: Our senior corporate team, value-center presidents, and business unit general managers have an average of 20 years experience in the aerospace and defense industry. Approximately 25% of our employees have engineering degrees and approximately 200 of our employees hold PhDs.

•	Diverse portfolio and breadth of programs: Our systems and components provide a wide array of mission-enabling technologies on defense and commercial platforms in the air, at sea, on the ground, and in space. For example, our systems (spanning electronics, antennas, and structural systems) are on the F-35 Joint Strike Fighter (JSF), F/A-18C/D/E/F, F-22, F-16, F-15E, F-14, EA-18, EA-6B, E-2C, B-1B, B-2, B-52, C-130, CH53K, C17, AV-8B, A-6F, P-8, AH-64, MQ-9 Reaper (UAV), and a variety of NATO aircraft including Tornado, Eurofighter and Gripen. Our composite aerostructures and antennas are widely used on commercial jets made by Boeing and Airbus, and Sikorsky commercial helicopters. At sea, our systems and technologies are essential to the Navy’s aircraft carriers, submarines and Littoral Combat Ships, as well as the Coast Guard’s Deepwater platforms. On the ground, we provide communications and electronic force protection systems for over 120 ground vehicle and weapon system types, including HMMWVs, MRAPs, M-ATVs, and various armored combat vehicles. Also, as the leading supplier of night vision goggles, we help pilots, ground troops and surface ship combatants to “own the night,” whether operating aboard the many platforms noted above or dismounted. In space, our positioning, navigation and meteorological systems are on board every GPS and weather satellite, and we are a leader in advanced optical systems for aerospace applications. In commercial aviation, we are the prime contractor for the FAA’s ADS-B contract, which will improve the safety, capacity and efficiency of aviation while accommodating future air traffic growth. We are also extending our reach within the commercial aviation market by leveraging the aviation data we collect through ADS-B into our next-generation airport operations management system called Symphony. We believe our diversified platform and program exposure, extending from deep space to undersea, is a core strength that mitigates risk to specific defense program cuts and creates multiple opportunities for growth.

Recent Developments

On September 20, 2011 we issued $650 million aggregate principal amount of senior notes. See “The Spin-off-Incurrence of Debt” and “Description of Material Indebtedness.”

Other Information

Exelis Inc. was incorporated in Indiana on May 4, 2011. Our principal executive offices are located at 1650 Tysons Boulevard, Suite 1700, McLean, Virginia, 22102. Our telephone number is (703) 790-6300.

The Spin-Off

Overview

On January 11, 2011, the Board of Directors of ITT Corporation (“ITT”) approved a plan to spin-off Exelis and Xylem from ITT, following which Exelis and Xylem will be independent, publicly traded companies.

Before our spin-off from ITT, we will enter into a Distribution Agreement and several other agreements with ITT and Xylem related to the spin-off. These agreements will govern the relationship between and among us, ITT and Xylem after completion of the spin-off and provide for the allocation between us and ITT and Xylem of various assets, liabilities, rights and obligations (including employee benefits, intellectual property, information technology, insurance and tax-related assets and liabilities). These agreements will also govern

Exelis’s relationship with ITT and Xylem following the spin-off and will provide arrangements for benefits and compensation matters, tax matters, intellectual property matters, insurance matters and other specified liabilities, rights and obligations attributable to periods before and, in some cases, after the spin-off. These agreements will also include arrangements with respect to transitional services to be provided by any of ITT, Exelis or Xylem to any other of them. See “Certain Relationships and Related Party Transactions — Agreements with ITT and Xylem Related to the Spin-Off.” Additionally, at or before the spin-off, we expect to have indebtedness in an amount estimated at $890 million, which includes $650 million aggregate principal amount of notes issued by us on September 20, 2011 and $240 million of commercial paper and/or to be drawn under our credit facility. The net proceeds of the notes offerings have funded, and the proceeds from our commercial paper and/or our credit facility are expected to fund, a net cash transfer of approximately $701 million (the “Contribution”) to ITT, with the balance to be used for general corporate purposes.

The distribution of Exelis common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. In addition, ITT has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of ITT determines, in its sole discretion, that the spin-off is not in the best interests of ITT or its shareholders or other constituents, that a sale or other alternative is in the best interests of ITT or its shareholders or other constituents, or that it is not advisable at that time for Exelis to separate from ITT. See “The Spin-Off — Conditions to the Spin-Off.”

Questions and Answers About the Spin-Off

The following provides only a summary of the terms of the spin-off. For a more detailed description of the matters described below, see “The Spin-Off.”

Q:	What is the spin-off?

A:	The spin-off is the series of transactions by which Exelis will separate from ITT. To complete the spin-off, ITT will distribute to its shareholders all of the shares of Exelis common stock. We refer to this as the distribution. Following the spin-off, Exelis will be a separate company from ITT, and ITT will not retain any ownership interest in Exelis.

Q:	What will I receive in the spin-off?

A:	As a holder of ITT stock, you will retain your ITT shares and will receive one share of Exelis common stock for each share of ITT common stock you own as of the record date. You will also receive one share of common stock of Xylem Inc. in connection with the concurrent spin-off of that company. Your proportionate interest in ITT will not change as a result of the spin-off. See “The Spin-Off.”

Q:	What is Exelis?

A:	Exelis is a leader in Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance (C4ISR) related products and systems and information and technical services, which we supply to military, government and commercial customers in the United States and globally. Exelis is currently a wholly owned subsidiary of ITT whose shares will be distributed to ITT shareholders if the spin-off is completed. After the spin-off is completed, Exelis will be a public company.

Q:	Why is the separation of Exelis structured as a spin-off?

A:	On January 11, 2011, the Board of Directors of ITT approved a plan to spin off its Defense and Information Solutions segment, which we refer to as ITT’s Defense business, and its water-related businesses, which we refer to as ITT’s Water business. ITT currently believes a spin-off is the most efficient way to accomplish a separation of the Defense business for various reasons, including: (i) a spin-off would be a tax-free distribution of Exelis common stock to shareholders; (ii) a spin-off offers a higher degree of certainty of completion in a timely manner, lessening disruption to current Defense business operations; and (iii) a spin-off provides greater assurance that decisions regarding Exelis’s capital structure support future financial stability. After consideration of strategic alternatives, including a sale, ITT believes that a tax-free spin-off will enhance the long-term value of both ITT and Exelis. See “The Spin-Off — Reasons for the Spin-Off.”

Q:	Can ITT decide to cancel the distribution of the Exelis common shares even if all the conditions have been met?

A:	Yes. The distribution of Exelis common stock is subject to the satisfaction or waiver of certain conditions. See “The Spin-Off — Conditions to the Spin-Off.” ITT has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of ITT determines, in its sole discretion, that the spin-off is not in the best interests of ITT or its shareholders or other constituents, that a sale or other alternative is in the best interests of ITT or its shareholders or other constituents, or that it is not advisable at that time for Exelis to separate from ITT.

Q:	What is being distributed in the spin-off?

A:	Approximately 184 million shares of Exelis common stock will be distributed in the spin-off, based on the number of shares of ITT common stock expected to be outstanding as of October 17, 2011, the record date, and assuming a distribution ratio of one-to-one. The exact number of shares of Exelis common stock to be distributed will be calculated on the record date. The shares of Exelis common stock to be distributed by ITT will constitute all of the issued and outstanding shares of Exelis common stock immediately prior to the distribution. For more information on the shares being distributed in the spin-off, see “Description of Capital Stock — Common Stock.”

Q:	How will options and stock held by Exelis employees be affected as a result of the spin-off?

A:	At the time of the distribution, the exercise price of and number of shares subject to any outstanding option to purchase ITT stock, as well as the number of shares subject to any restricted stock right or other ITT equity award held by Exelis’s current and former employees on the distribution date, will be adjusted to reflect the value of the distribution such that the intrinsic value of such awards at the time of separation is held constant. In addition, existing performance criteria applicable to such awards will be modified appropriately to reflect the spin-off.

At the time of the distribution, the ITT 401(k) Plan will be transferred to Exelis, and, on and following such time, will be renamed the Exelis 401(k) Plan. Exelis’s current and former employees who hold accounts in the ITT 401(k) Plan as of immediately prior to the distribution date will remain participants in the renamed Exelis 401(k) Plan. On the distribution date, shares of Exelis common stock and shares of Xylem common stock, based on the distribution ratio for each share of ITT common stock held in such employee’s ITT stock fund account as of immediately prior to the distribution date, will be included in new Exelis and Xylem stock fund accounts under the Exelis 401(k) Plan. However, in conformity with the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”), remaining shares of ITT and Xylem common stock held in Exelis employees’ ITT and Xylem stock fund accounts following the distribution will be disposed of and allocated to another investment alternative available under the Exelis 401(k) Plan if and when directed by participants, and any such shares remaining at such time as will be determined in the sole discretion of the fiduciaries of the Exelis 401(k) Plan, will be automatically disposed of and the proceeds invested in another such investment alternative (but this will not prohibit diversified, collectively managed investment alternatives available under the Exelis 401(k) Plan from holding ITT or Xylem common stock or prohibit employees who use self-directed accounts in the Exelis 401(k) Plan from investing their accounts in ITT or Xylem common stock).

In addition, current and former ITT employees who hold shares of ITT common stock in the ITT 401(k) Plan as of immediately prior to the distribution date will receive shares of Exelis common stock and shares of Xylem common stock in the distribution and will have their accounts transferred to the newly created ITT 401(k) Plan as soon as practicable after the distribution date. Exelis shares and shares of Xylem common stock will be included in new, temporary stock funds under the newly created ITT 401(k) Plan. In conformity with the fiduciary responsibility requirements of ERISA, remaining shares of Exelis and Xylem common stock held in these temporary stock funds following the distribution will be disposed of and allocated to another investment alternative available under the newly created ITT 401(k) Plan when directed by participants, and any such shares remaining at such time as will be determined in the sole discretion of the fiduciaries of the newly created ITT 401(k) Plan, will be automatically disposed of and the proceeds invested in another such investment alternative (but this will not prohibit diversified, collectively managed investment alternatives available under the newly created ITT 401(k) Plan from holding our common stock or Xylem common stock or prohibit employees who use self-directed accounts in the newly created ITT 401(k) Plan from investing their accounts in our common stock or Xylem common stock).

Q:	When is the record date for the distribution?

A:	The record date will be 5:00 p.m., New York time, on October 17, 2011.

Q:	When will the distribution occur?

A:	The distribution date of the spin-off is October 31, 2011. Exelis expects that it will take the distribution agent, acting on behalf of ITT, up to two weeks after the distribution date to fully distribute the shares of Exelis common stock to ITT shareholders. The ability to trade Exelis shares will not be affected during that time.

Q:	What do I have to do to participate in the spin-off?

A:	Nothing. You are not required to take any action, although you are urged to read this entire document carefully. No shareholder approval of the distribution is required or sought. You are not being asked for a proxy. No action is required on your part to receive your shares of Exelis common stock. You will neither be required to pay anything for the new shares nor be required to surrender any shares of ITT common stock to participate in the spin-off.

Q:	What are ITT’s reasons for the spin-off?

A:	ITT’s Board of Directors has determined that the spin-off is in the best interests of ITT and its shareholders and other constituents because the spin-off will provide the following key benefits:

• Greater Strategic Focus of Financial Resources and Management’s Efforts.  ITT’s Defense business represents a discrete portion of ITT’s overall businesses. It has historically exhibited different financial and operating characteristics than ITT’s other businesses. The spin-off will allow us to better align management’s attention, compensation and resources to pursue opportunities in the defense information and technology market and to manage our cost structure more actively.

• Enhanced Customer Focus.  Both ITT and we believe that, as a unified, commonly managed, stand-alone defense technology and information solutions business, our management will be able to focus solely on the needs of our own customers, without dilution arising from a connection to a larger parent with diverse goals and incentives.

• Direct and Differentiated Access to Capital Resources.  After the spin-off, we will no longer need to compete with ITT’s other businesses for capital resources. As a long-cycle U.S. defense business with strong U.S. cash flow generation, our business has different financial and operating characteristics from ITT’s other businesses.

• Enhanced Investor Choices by Offering Investment Opportunities in Separate Entities.  After the spin-off, investors should be better able to evaluate our financial performance, as well as our strategy within the context of our markets, thereby enhancing the likelihood that we will achieve an appropriate market valuation. We believe that defense-focused investors will understand the duration of our long-term cycle.

• Improved Management Incentive Tools.  It is expected that we will use our equity to compensate current and future employees. In multi-business companies such as ITT, it is difficult to structure incentives that reward managers in a manner directly related to the performance of their respective business units. By granting equity linked to a specific business, equity compensation will be more in line with the financial results of the managers’ direct work product.

• Utilization of Stock as an Acquisition Currency.  Although we are not currently evaluating any acquisitions involving the use of our stock, the spin-off will enable us to use our stock as currency to pursue certain financial and strategic objectives, including tax-free merger transactions. In addition, future strategic transactions with similar businesses will be more easily facilitated through the use of our stand-alone stock as consideration.

  ITT’s Board of Directors also considered a number of potentially negative factors in evaluating the spin-off, including costs relating to the separation and risks relating to the capital structure of ITT and us following the spin-off. Notwithstanding these costs and risks, however, ITT’s Board of Directors determined that the potential benefits of the spin-off outweighed these factors. See “Risk Factors — Risks Relating to the Spin-Off” and “The Spin-Off — Reasons for the Spin-Off.”

Q:	What are the U.S. Federal income tax consequences of the spin-off?

A:	The spin-off is conditioned on the receipt by ITT of a ruling (“IRS Ruling”) from the Internal Revenue Service (“IRS”) that, for U.S. Federal income tax purposes, the distribution, together with certain related transactions will be tax-free to ITT and ITT’s shareholders under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986 (the “Code”). In addition, the spin-off is conditioned on the receipt of an opinion of tax counsel as to the satisfaction of certain requirements necessary for the distribution, together with certain related transactions, to receive tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code upon which the IRS will not rule. ITT expects to receive such opinion at the time of the consummation of the spin-off. Although ITT has no intention to do so, such conditions are solely for the benefit of ITT and may be waived by ITT in its sole discretion. The tax consequences of the distribution are described in more detail under “The Spin-Off — U.S. Federal Income Tax Consequences of the Spin-Off.”

Q:	Will the Exelis common stock be listed on a stock exchange?

A:	Yes. Although there is not currently a public market for Exelis common stock, before completion of the spin-off, Exelis will apply to list its common stock on the New York Stock Exchange (“NYSE”) under the symbol “XLS”. It is anticipated that trading of Exelis common stock will commence on a “when-issued” basis at least two trading days prior to the record date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. On the first trading day following the distribution date, any when-issued trading with respect to Exelis common stock will end and “regular-way” trading will begin. “Regular- way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full trading day following the date of the transaction. See “Trading Market.”

Q:	Will my shares of ITT common stock continue to trade?

A:	Yes. ITT common stock will continue to be listed and trade on the NYSE under the symbol “ITT.”

Q:	If I sell, on or before the distribution date, shares of ITT common stock that I held on the record date, am I still entitled to receive shares of Exelis common stock distributable with respect to the shares of ITT common stock I sold?

A:	Beginning on or shortly before the record date and continuing through the distribution date for the spin-off, ITT’s common stock will begin to trade in two markets on the NYSE: a “regular-way” market and an “ex-distribution” market. If you hold shares of ITT common stock as of the record date for the distribution and choose to sell those shares in the regular-way market after the record date for the distribution and on or before the distribution date, you also will be selling the right to receive the shares of Exelis common stock in connection with the spin-off. However, if you hold shares of ITT common stock as of the record date for the distribution and choose to sell those shares in the ex-distribution market after the record date for the distribution and on or before the distribution date, you will still receive the shares of Exelis common stock in the spin-off.

Q:	Will the spin-off affect the trading price of my ITT stock?

A:	Yes, the trading price of shares of ITT common stock immediately following the distribution is expected to change because its trading price will no longer reflect the value of the Defense and Water businesses. However, we cannot provide you with any guarantees as to the price at which the ITT shares will trade following the spin-off. In addition, following the distribution, ITT will effect a 1-for-2 reverse stock split of ITT common stock. The reverse stock split, which will become effective after the market close on October 31, 2011, is also expected to impact the trading price of shares of ITT common stock.

Q:	What indebtedness will Exelis have following the spin-off?

A:	It is anticipated that, prior to the completion of the spin-off, Exelis will have indebtedness in an amount estimated at $890 million, which includes $650 million aggregate principal amount of notes issued by us on September 20, 2011 and $240 million of commercial paper and/or to be drawn under our credit facility. The net proceeds of the notes offerings have funded, and the proceeds from our commercial paper and/or our credit facility are expected to fund, a cash transfer of approximately $701 million to ITT, with the balance to be used for general corporate purposes.

Q:	What is the Contribution?

A:	As part of the internal reorganization, we expect to fund a total net cash transfer of approximately $701 million to ITT, which is expected to repay outstanding ITT indebtedness. Immediately following the Contribution, we expect that we will have approximately $200 million in cash and cash equivalents and long-term indebtedness of approximately $890 million, which, together with the cash generated by our ongoing operations, we believe will provide us with sufficient liquidity and capital resources to meet our cash needs and allow us to finance our operations on acceptable terms and conditions. Xylem is also expected to have approximately $200 million in cash and cash equivalents and long-term indebtedness of approximately $1.2 billion, which, together with the cash generated by its ongoing operations, is expected to provide Xylem, which recently completed the acquisition of YSI Incorporated, with sufficient liquidity and capital resources to meet its cash needs and allow Xylem to finance its operations on acceptable terms and conditions. In addition, immediately following the Contribution, ITT is expected to have approximately $600 million in cash and cash equivalents and no long-term indebtedness, which, together with the cash generated by ITT’s ongoing operations, is expected to provide ITT, which will have a larger portion of net legacy liabilities, with sufficient liquidity to meet its cash needs and permit ITT to finance its operations on acceptable terms and conditions. Although we believe that the arrangements in place at the time of the distribution will permit us, Xylem and ITT to finance our and their operations on acceptable terms and conditions, our, Xylem’s and ITT’s access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including credit ratings or absence of a credit rating, the liquidity of the overall capital markets, and the current state of the economy.

Q:	What will be the relationship between ITT and Exelis after the spin-off?

A:	Following the spin-off, Exelis will be an independent, publicly traded company and ITT will have no continuing stock ownership interest in Exelis. Exelis will have entered into a Distribution Agreement with ITT and Xylem and will enter into several other agreements for the purpose of allocating between Exelis, Xylem and ITT various assets, liabilities, rights and obligations (including employee benefits, intellectual property, insurance and tax-related assets and liabilities). These agreements will also govern Exelis’s relationship with ITT and Xylem following the spin-off and will provide arrangements for benefits and compensation matters, tax matters, intellectual property matters, insurance matters and other specified liabilities, rights and obligations attributable to periods before and, in some cases, after the spin-off. These agreements will also include arrangements with respect to transitional services to be provided by one or more of ITT, Exelis or Xylem to any other of them. The Distribution Agreement will provide, in general, that Exelis will indemnify ITT and Xylem, as the case may be, against any and all liabilities arising out of Exelis’s business as constituted in connection with the spin-offs and any other liabilities and obligations assumed by Exelis, and that ITT and Xylem will indemnify Exelis against any and all liabilities arising out of the businesses of ITT or Xylem, as the case may be, as constituted in connection with the spin-offs and any other liabilities and obligations assumed by ITT or Xylem, respectively.

Q:	What will Exelis’s dividend policy be after the spin-off?

A:	Following the distribution, we expect that initially Exelis will pay a dividend, although the timing, declaration, amount and payment of future dividends to our shareholders fall within the discretion of our Board of Directors and will depend on many factors, including our financial condition, results of operations and capital requirements, industry practice and other business considerations that Exelis’s Board of Directors considers relevant from time to time. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may limit or prohibit the payments of dividends. See “Dividend Policy.”

Q:	What are the anti-takeover effects of the spin-off?

A:	Some provisions of the amended and restated articles of incorporation of Exelis and the amended and restated by-laws of Exelis, Indiana law and possibly the agreements governing Exelis’s new debt, as each will be in effect immediately following the spin-off, may have the effect of making more difficult an acquisition of control of Exelis in a transaction not approved by Exelis’s Board of Directors. See “Description of Capital Stock— Provisions of Our Amended and Restated Articles of Incorporation and Amended and Restated By-Laws That Could Delay or Prevent a Change in Control.” In addition, under the Tax Matters Agreement, Exelis will agree not to enter into any transaction for a period of two years following the distribution involving an acquisition (including issuance) of Exelis common stock or any other transaction (or, to the extent Exelis has the right to prohibit it, to permit any such transaction) that could cause the distribution to be taxable to ITT. Exelis will also agree to indemnify ITT for any tax resulting from any such transaction. Generally, ITT will recognize a taxable gain on the distribution if there are one or more acquisitions (including issuances) of Exelis capital stock representing 50% or more of Exelis’s then-outstanding stock, measured by vote or value, and the acquisitions are deemed to be part of a plan or series of related transactions that include the distribution. Any such acquisition of Exelis common stock within two years before or after the distribution (with exceptions, including public trading by less-than-5% shareholders and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless that presumption is rebutted. As a result, Exelis’s obligations may discourage, delay or prevent a change of control of Exelis.

Q:	What are the risks associated with the spin-off?

A:	There are a number of risks associated with the spin-off and ownership of Exelis common stock. These risks are discussed under “Risk Factors.”

Q:	How will the spin-off affect Exelis’s relationship with its customers?

A:	We believe we have well-established relationships with our principal customers. We believe the spin-off will enable us to better focus on those customers and to align our resources with their priorities. As we seek to enter into new contracts with our customers, we expect to continue to provide information to enable them to have ongoing confidence in our management, our workforce and our ability to perform, including our financial stability.

Q:	Where can I get more information?

A	If you have any questions relating to the mechanics of the distribution, you should contact the distribution agent, The Bank of New York Mellon, at:

ITT Corporation
c/o BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
Phone: 800 254 2823

Before the spin-off, if you have any questions relating to the spin-off, you should contact ITT at:

ITT Corporation
Investor Relations
Phone: +1 914 641 2030
Email: Thomas.Scalera@itt.com
www.itt.com

After the spin-off, if you have any questions relating to Exelis, you should contact Exelis at:

Exelis Inc.
Investor Relations
Phone: +1 703 790 6376
Email: Katy.Herr@itt.com

Summary of the Spin-Off

Distributing Company	ITT Corporation, an Indiana corporation. After the distribution, ITT will not own any shares of Exelis common stock.

Distributed Company	Exelis Inc., an Indiana corporation and a wholly owned subsidiary of ITT. After the spin-off, Exelis will be an independent, publicly traded company.

Distributed Securities	All of the shares of Exelis common stock owned by ITT, which will be 100% of Exelis common stock issued and outstanding immediately prior to the distribution.

Record Date	The record date for the distribution is 5:00 p.m., New York time, on October 17, 2011.

Distribution Date	The distribution date is October 31, 2011.

Internal Reorganization	As part of the spin-off, ITT will undergo an internal reorganization, which we refer to as the “internal reorganization,” that will, among other things and subject to limited exceptions:

• allocate and transfer to each of Exelis and Xylem and their respective subsidiaries, as applicable, those assets, and to allocate and assign responsibility for those liabilities, in respect of the activities of the applicable businesses of such entities; and

• allocate, transfer and assign, as applicable, those assets and liabilities in respect of other current and former businesses and activities of ITT and its current and former subsidiaries.

After completion of the spin-off:

• Exelis will own and operate ITT’s C4ISR electronics and systems, and informational and technical services businesses;

• Xylem will own and operate ITT’s water infrastructure and applied water businesses; and

• ITT will own and operate its industrial process, motion technologies, interconnect solutions and control technologies businesses.

See “The Spin-Off — Manner of Effecting the Spin-Off — Internal Reorganization.”

Incurrence of Debt	It is anticipated that, at or prior to completion of the spin-off, Exelis will have indebtedness in an amount estimated at $890 million, which includes $650 million aggregate principal amount of notes issued by us on September 20, 2011 and $240 million of commercial paper and/or to be drawn under our credit facility. The net proceeds of the notes offerings have funded, and the proceeds from our commercial paper and/or our credit facility are expected to fund, a net cash transfer of approximately $701 million to ITT, with the balance to be used for general corporate purposes.

Distribution Ratio	Each holder of ITT common stock will receive one share of Exelis common stock for each share of ITT common stock held on October 17, 2011.

The Distribution	On the distribution date, ITT will release the shares of Exelis common stock to the distribution agent to distribute to ITT shareholders. The distribution of shares will be made in book-entry form, which means that no physical share certificates will be issued. It is expected that it will take the distribution agent up to two weeks to issue shares of Exelis common stock to you or to your bank or brokerage firm electronically on your behalf by way of direct registration in book-entry form. Trading of our shares will not be affected during that time. Following the spin-off, shareholders whose shares are held in book-entry form may request that their shares of Exelis common stock be transferred to a brokerage or other account at any time. You will not be required to make any payment, surrender or exchange your shares of ITT common stock, or take any other action to receive your shares of Exelis common stock.

Conditions to the Spin-Off	Completion of the spin-off is subject to the satisfaction or waiver by ITT of the following conditions:

• our Registration Statement on Form 10, of which this Information Statement forms a part, shall have been declared effective by the Securities and Exchange Commission (the “SEC”), no stop order suspending the effectiveness thereof shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and this Information Statement shall have been mailed to the ITT shareholders;

• Exelis common stock shall have been approved for listing on the NYSE, subject to official notice of distribution;

• ITT shall have obtained an opinion from its tax counsel, in form and substance satisfactory to ITT, as to the satisfaction of certain requirements necessary for the distribution, together with certain related transactions, to qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code upon which the IRS will not rule;

• ITT shall have obtained a private letter ruling from the Internal Revenue Service, in form and substance satisfactory to ITT, and such ruling shall remain in effect as of the distribution date, to the effect, among other things, that the distribution, together with certain related transactions, will qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code;

• the Board of Directors of ITT shall have obtained opinions from a nationally recognized valuation firm, in form and substance satisfactory to ITT, with respect to the capital adequacy and solvency of each of ITT, Exelis and Xylem;

• ITT shall have obtained all government approvals and other consents necessary to consummate the distribution;

• no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the distribution shall be pending, threatened, issued or in effect, and no other event outside the control of ITT shall have occurred or failed to occur that prevents the consummation of all or any portion of the distribution;

• no other events or developments shall have occurred or failed to occur that, in the judgment of the Board of Directors of ITT,

would result in the distribution having a material adverse effect on ITT or its shareholders;

• the financing transactions described in this Information Statement as having occurred prior to the distribution shall have been consummated on or prior to the distribution;

• the internal reorganization shall have been completed, except for such steps as ITT in its sole discretion shall have determined may be completed after the distribution date;

• ITT shall have taken all necessary action, in the judgment of the Board of Directors of ITT, to cause the Board of Directors of Exelis to consist of the individuals identified in this Information Statement as directors of Exelis;

• ITT shall have taken all necessary action, in the judgment of the Board of Directors of ITT, to cause the officers of Exelis to be the individuals identified as such in this Information Statement;

• ITT shall have caused all its employees and any employees of its subsidiaries (excluding any employees of any of Exelis and its subsidiaries after the internal reorganization (the “Exelis Group”)) to resign, effective as of the distribution date, from all positions as officers or directors of any member of the Exelis Group in which they serve, and Exelis shall have caused all its employees and any employees of its subsidiaries to resign, effective as of the distribution date, from all positions as officers or directors of any of ITT, Xylem or any of their respective subsidiaries after the internal reorganization, in which they serve;

• all necessary actions shall have been taken to adopt the form of amended and restated articles of incorporation and amended and restated by-laws filed by Exelis with the SEC as exhibits to the Registration Statement on Form 10, of which this Information Statement forms a part;

• in the event the distribution is for any reason postponed more than one hundred twenty days after the date of the Distribution Agreement, the Board of Directors of ITT shall have redetermined, as of such postponed distribution date, that the distribution satisfies the requirements of Indiana Business Corporation Law governing distributions;

• the Board of Directors of ITT shall have approved the distribution, which approval may be given or withheld at its absolute and sole discretion; and

• each of the Distribution Agreement, the Tax Matters Agreement, the Benefits and Compensation Matters Agreement, the Intellectual Property License Agreements, the Master Transition Services Agreement and the other ancillary agreements shall have been executed by each party.

Completion of the spin-off of Xylem will be subject to similar conditions as those listed above. The fulfillment of the foregoing conditions will not create any obligation on ITT’s part to effect the spin-off. We are not aware of any material federal, foreign or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations, the receipt of a private letter ruling from the Internal Revenue Service, approval for listing on the NYSE and the declaration of effectiveness of the Registration Statement on Form 10 by the SEC, in connection with the distribution. ITT has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of ITT determines, in its sole discretion, that the spin-off is not then in the best interests of ITT or its shareholders or other constituents, that a sale or other alternative is in the best interests of ITT or its shareholders or other constituents, or that it is not advisable for Exelis to separate from ITT at that time. For more information, see “The Spin-Off — Conditions to the Spin-Off.”

Trading Market and Symbol	We intend to file an application to list Exelis common stock on the NYSE under the ticker symbol “XLS”. We anticipate that, at least two trading days prior to the record date, trading of shares of Exelis common stock will begin on a “when-issued” basis and will continue up to and including the distribution date, and we expect “regular-way” trading of Exelis common stock will begin the first trading day after the distribution date. We also anticipate that, at least two trading days prior to the record date, there will be two markets in ITT common stock: a regular-way market on which shares of ITT common stock will trade with an entitlement for the purchaser of ITT common stock to shares of Exelis common stock to be distributed pursuant to the distribution, and an “ex-distribution” market on which shares of ITT common stock will trade without an entitlement for the purchaser of ITT common stock to shares of Exelis common stock. For more information, see “Trading Market.”

Tax Consequences	As a condition to the spin-off, ITT will have received an IRS Ruling stating that ITT and ITT’s shareholders will not recognize any taxable income, gain or loss for U.S. Federal income tax purposes as a result of the spin-off. In addition, the spin-off is conditioned on the receipt of an opinion of tax counsel as to the satisfaction of certain requirements necessary for the spin-off to receive tax-free treatment upon which the IRS will not rule. See “The Spin-Off — U.S. Federal Income Tax Consequences of the Spin-Off.”

Each shareholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the spin-off to such shareholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Relationship with ITT after the Spin-Off	We will enter into a Distribution Agreement and other agreements with ITT and Xylem related to the spin-off. These agreements will govern the relationship between us, Xylem and ITT after completion of the spin-off and provide for the allocation between us, Xylem and ITT of various assets, liabilities, rights and obligations (including employee benefits, intellectual property, insurance and tax-related assets and liabilities). The Distribution Agreement will provide for the allocation of assets and liabilities among ITT, Xylem and Exelis and will establish the rights and obligations between and among the parties following the distribution. We intend to enter into one or more Transition Services Agreements with ITT and Xylem pursuant to which certain services will be provided on an interim basis following the distribution. We also intend to enter into a Benefits and Compensation Matters Agreement that will set forth the agreements between us, Xylem and ITT concerning certain employee compensation and benefit matters. Further, we intend to enter into a Tax Matters Agreement with Xylem and ITT regarding the sharing of taxes incurred before and after completion of the spin-off, certain indemnification rights with respect to tax matters and certain restrictions to preserve the tax-free status of the spin-off. In addition, to facilitate the ongoing use of various intellectual property, we intend to enter into a Technology License Agreement that will provide for certain reciprocal licensing arrangements with ITT and Xylem and a trademark license agreement with ITT to use the ITT name for a transitional period. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions — Agreements with ITT and Xylem Related to the Spin-Off,” and describe some of the risks of these arrangements under “Risk Factors — Risks Relating to the Spin-Off.”

Dividend Policy	Following the distribution, we expect that initially Exelis will pay a dividend, although the timing, declaration, amount and payment of future dividends to our shareholders fall within the discretion of our Board of Directors and will depend on many factors, including our financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that Exelis’s Board of Directors considers relevant. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may limit or prohibit the payments of dividends. See “Dividend Policy.”

Transfer Agent	The Bank of New York Mellon

Risk Factors	We face both general and specific risks and uncertainties relating to our business, our relationship with ITT and Xylem and our being an independent, publicly traded company. We also are subject to risks relating to the spin-off. You should carefully read the risk factors set forth in the section entitled “Risk Factors” in this Information Statement.

Summary Historical Combined Financial Data and Unaudited Pro Forma Condensed Combined Financial Data

The following table presents the summary historical combined financial data for Exelis. The combined statement of operations data for each of the years in the three-year period ended December 31, 2010 and the combined balance sheet data as of December 31, 2010 and 2009 set forth below are derived from Exelis’s audited combined financial statements included in this Information Statement. The condensed combined financial data for the six months ended June 30, 2011 and 2010 and the Condensed Combined balance sheet data as of June 30, 2011 are derived from Exelis’s unaudited condensed combined financial statements included in this Information Statement. The combined balance sheet data as of June 30, 2010 and December 31, 2008 are derived from Exelis’s unaudited combined financial statements that are not included in this Information Statement. The unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of our management, include all adjustments necessary for a fair presentation of the information set forth herein.

The summary unaudited pro forma condensed combined financial data for the six months ended June 30, 2011 and the year ended December 31, 2010 have been prepared to reflect the spin-off, including: (i) the distribution of Exelis common stock by ITT to its shareholders; (ii) the incurrence of indebtedness in an amount estimated at $890 million and the making of the $701 million Contribution; and (iii) the impact of the transactions contemplated by the Tax Matters Agreement. The unaudited pro forma condensed combined income statement data presented for the six months ended June 30, 2011 and the year ended December 31, 2010 assumes the spin-off occurred on January 1, 2010. The unaudited pro forma condensed combined balance sheet data assumes the spin-off occurred on June 30, 2011. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances.

The unaudited pro forma condensed combined financial statements are not necessarily indicative of our results of operations or financial condition had the distribution and our anticipated post-spin-off capital structure been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had we been operating as an independent, publicly traded company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial condition.

You should read this summary financial data together with “Unaudited Pro Forma Condensed Combined Financial Statements,” “Capitalization,” “Selected Historical Condensed Combined Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined and condensed combined financial statements and accompanying notes included in this Information Statement.

	As of and for			As of and for
	Six Months Ended June 30			Year Ended December 31
	Pro Forma			Pro Forma
	2011	2011	2010	2010	2010	2009	2008
	(In millions)

Results of Operations
Revenues	$2,829	$2,829	$2,894	$5,891	$5,891	$6,061	$6,072
Operating income	249	235	309	689	689	702	650
Operating Margin	8.8%	8.3%	10.7%	11.7%	11.7%	11.6%	10.7%
Income from continuing operations	158	161	199	424	448	459	414
Net income(a)	158	161	205	563	587	469	421
Financial Position
Total assets	4,861	4,403	4,467		4,295	4,498	4,530
Total debt	890

(a)	Net income for the six months ended June 30, 2010 and the years ended December 31, 2010, 2009 and 2008 includes $6, $139, $10 and $7 of income from discontinued operations, net of taxes. During 2010, we sold CAS, Inc., a component of our Information and Technical Services segment.

RISK FACTORS

You should carefully consider each of the following risks, which we believe are the principal risks that we face and of which we are currently aware, and all of the other information in this Information Statement. Some of the risks described below relate to our business, while others relate to the spin-off. Other risks relate principally to the securities markets and ownership of our common stock.

Should any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially and adversely affected, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Relating to Our Business

We face the following risks in connection with the general conditions and trends of the industry in which we operate:

We are dependent on the U.S. Government for a substantial portion of our revenue and the outlook for U.S. Government spending is uncertain.

Approximately 86% of our 2010 revenues were derived from products and services ultimately sold to the U.S. Government, including the Department of Defense (DoD). All of these sales are directly affected by, among other things, the annual federal budget, appropriations made to defense programs, and spending levels. DoD budget and priorities impacting the programs can be affected by external threats to our national security, funding for ongoing operations in Iraq and Afghanistan, future priorities of the current presidential administration, and the overall health of the U.S. and world economies. For example, the Obama Administration recently requested a $400 billion reduction in the U.S. defense budget over the next 12 years that will require the Pentagon to undertake a comprehensive review of military missions and capabilities, which could result in the reduction or cancellation of some military programs. Additionally, many Congressional members are pursuing deficit-reduction initiatives that will also create additional scrutiny on U.S. defense budgets. Our future results may be directly impacted by these actions since it has direct bearing on our ability to receive awards under new and on-going defense programs, as well as other U.S. Government programs. Our ability to develop and market products and services under these programs, as well as the variability of timing and size of certain key orders will also be affected. Since many of our government contracts are fixed-price, increased costs which cannot be justified as an increase to the contract value exposes the risk of reduced profitability and the potential loss of future business. In addition, numerous contracts are subject to security and facility clearances, as well as export licenses, which, if withdrawn, restricted or made unavailable, would adversely affect our business. Changes in U.S. Government contracting regulations, and related governmental investigations could increase our costs of regulatory compliance and could have a negative effect on our brand name and on our ability to win new business. The risk of tighter defense budgets has not had a material impact on our current operations. The proposed cuts are future oriented and the budget passed by the U.S. Congress for the 2011 fiscal year did not materially impact our current operations.

The Budget Control Act of 2011, passed by the U.S. Congress and signed into law on August 2, 2011, includes provisions which, if fully enacted, could materially reduce DoD spending over ten years compared to previous spending projections. Although details have yet to be provided on where “security” category savings will be found from the Budget Control Act of 2011, or what portion of these savings will be required from DoD, we expect increased uncertainty and lower top-line DoD spending over the next several years. We expect the majority of cuts to be reserved for the latter half of the ten-year period over which the cuts are expected to be made. The cuts may include force structure reductions as well as investment account (that is, procurement and research and development) savings. These reductions in spending may have a material impact on our business.

The termination of government contracts may adversely affect our business.

Our financial performance is dependent on our performance under our U.S. Government contracts. The U.S. Government, and other governments, may terminate any of our government contracts at their convenience, as well as for default, based on our failure to meet specified performance measurements. If any of our government contracts were to be terminated for convenience, we generally would be entitled to receive payment for work completed and allowable termination or cancellation costs. If any of our government contracts were to be terminated for default, generally the U.S. Government would pay only for the work that has been accepted and can require us to pay the difference between the original contract price and the cost to re-procure the contract items, net of the work accepted from the original contract. The U.S. Government can also hold us liable for damages resulting from the default. The termination of any of our government contracts, whether for convenience or default, may adversely affect our current programs and may reduce our revenue, earnings or cash flows.

As a U.S. Government contractor, we are subject to a number of procurement regulations and could be adversely affected by changes in regulations or any negative findings from a U.S. Government audit or investigation.

U.S. Government contractors must comply with many significant procurement regulations and other requirements. These regulations and requirements, although customary in government contracts, increase our performance and compliance costs. If any such regulations or procurement requirements change, our costs of complying with them could increase and reduce our margins.

We operate in a highly regulated environment and are routinely audited and reviewed by the U.S. Government and its agencies such as the Defense Contract Audit Agency (DCAA) and Defense Contract Management Agency (DCMA). These agencies review our performance under our contracts, our cost structure and our compliance with applicable laws, regulations and standards, as well as the adequacy of, and our compliance with, our internal control systems and policies. Systems that are subject to review include, but are not limited to, our accounting systems, purchasing systems, billing systems, property management and control systems, cost estimating systems, compensation systems and management information systems. Any costs found to be unallowable or improperly allocated to a specific contract will not be reimbursed or must be refunded if already reimbursed. If an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspension, or prohibition from doing business with the U.S. Government. Whether or not illegal activities are alleged, the U.S. Government also has the ability to decrease or withhold certain payments when it deems systems subject to its review to be inadequate or if it believes it is in the government’s best interests during the pendency of a dispute. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us.

The U.S. Government, from time to time, recommends to its contractors that certain contract prices be reduced, or that costs allocated to certain contracts be disallowed. These recommendations can involve substantial amounts. In the past, as a result of such audits and other investigations and inquiries, we have on occasion made adjustments to our contract prices and the costs allocated to our government contracts.

We are also, from time to time, subject to U.S. Government investigations relating to our operations, and we are subject to or expected to perform in compliance with a vast array of federal laws, including but not limited to the Truth in Negotiations Act, the False Claims Act, the Procurement Integrity Act, Cost Accounting Standards, the International Traffic in Arms Regulations promulgated under the Arms Export Control Act, the Close the Contractor Fraud Loophole Act and the Foreign Corrupt Practices Act. If we are convicted or otherwise found to have violated the law, or are found not to have acted responsibly as defined by the law, we may be subject to reductions of the value of contracts, contract modifications or termination and the assessment of penalties and fines, compensatory or treble damages, which could have a material adverse effect on our financial position, results of operations, or cash flows. Such findings or convictions could also result in suspension or debarment from government contracting. Given our dependence on government contracting, suspension or debarment could have a material adverse effect on our financial position, results of operations, or cash flows.

The Department of Defense has announced plans for significant changes to its business practices that could have a material effect on its overall procurement process and adversely impact our current programs and potential new awards.

In September 2010, the DoD announced various initiatives designed to gain efficiencies, refocus priorities and enhance business practices used by the DoD, including those used to procure goods and services from defense contractors. These initiatives are organized into five major areas: affordability and cost growth; productivity and innovation; competition; services acquisition; and processes and bureaucracy. These new initiatives are expected to have a significant impact on the contracting environment in which we do business with our DoD customers, and they could have a significant impact on current programs as well as new DoD business opportunities. In his January 6, 2011, announcement regarding future plans, the Secretary of Defense employed some of these initiatives to reduce costs and free up resources for reinvestment. For example, he discussed using multi-year procurement of Navy aircraft, information technology infrastructure streamlining, reductions in outsourcing, consolidation of operating centers and staffs, improving depot and supply chain processes, downsizing intelligence organizations, and eliminating some elements of the DoD’s bureaucracy. Changes to the DoD acquisition system and contracting models could affect whether or not and how we pursue certain opportunities and the terms under which we are able to do so. These initiatives are still fairly new, and the full impact to our business remains uncertain and subject to the manner in which the DoD implements them.

Competition within our markets and an increase in bid protests may reduce our revenues and market share.

We operate in highly competitive markets, and our competitors may have more extensive or more specialized engineering, manufacturing and marketing capabilities than we do in some areas. We anticipate higher competition in some of our core markets as a result of the reduction in budgets for many U.S. Government agencies and fewer new program starts. In addition, as discussed in more detail above, projected U.S. defense spending levels for periods beyond the near-term are uncertain and difficult to predict. Changes in U.S. defense spending may limit certain future market opportunities. We are also facing increasing competition in our domestic and international markets from foreign and multinational firms. Additionally, some customers, including the DoD, may turn to commercial contractors, rather than traditional defense contractors, for information technology and other support work. If we are unable to continue to compete successfully against our current or future competitors, we may experience declines in revenues and market share which could negatively impact our financial position, results of operations, or cash flows.

The competitive environment is also affected by bid protests from unsuccessful bidders on new program awards. Bid protests could result in the award decision being overturned, requiring a re-bid of the contract. Even where a bid protest does not result in a re-bid, the resolution typically extends the time until the contract activity can begin, which may reduce our earnings in the period in which the contract would otherwise have commenced.

Our international business exposes us to additional risks.

Our international business constitutes approximately 11% of total revenues. We are subject to numerous U.S. and foreign laws and regulations, including, without limitation, regulations relating to import-export control, technology transfer restrictions, repatriation of earnings, exchange controls, the Foreign Corrupt Practices Act and the anti-boycott provisions of the U.S. Export Administration Act. Failure by us or our sales representatives or consultants to comply with these laws and regulations could result in administrative, civil, or criminal liabilities and could, in the extreme case, result in suspension or debarment from government contracts or suspension of our export privileges, which could have a material adverse effect on us. Changes in regulation or political environment may affect our ability to conduct business in foreign markets, including investment, procurement and repatriation of earnings.

The services and products we provide internationally, including through the use of subcontractors, are sometimes in countries with unstable governments, in areas of military conflict or at military installations. This increases the risk of an incident resulting in damage or destruction to our products or resulting in injury or loss of life to our employees, subcontractors or other third parties. We maintain insurance to mitigate risk and potential liabilities related to our international operations, but our insurance coverage may not be adequate to cover these claims and liabilities and we may be forced to bear substantial costs arising from those claims. (See additional discussion of possible inadequacy of our insurance coverage below). In addition, any accidents or incidents that occur in connection with our international operations could result in negative publicity for the company, which may adversely affect our reputation and make it more difficult for us to compete for future contracts or result in the loss of existing and future contracts. The impact of these factors is difficult to predict, but any one or more of them could adversely affect our financial position, results of operations, or cash flows.

Our future success depends, in part, on our ability to develop new products and new technologies and maintain technologies, facilities, equipment and a qualified workforce to meet the needs of current and future customers.

The markets in which we operate are characterized by rapidly changing technologies. The product, program and service needs of our customers change and evolve regularly. Accordingly, our success in the competitive defense industry depends upon our ability to develop and market our products and services, as well as our ability to provide the people, technologies, facilities, equipment and financial capacity needed to deliver those products and services with maximum efficiency. If we fail to maintain our competitive position, we could lose a significant amount of future business to our competitors, which would have a material adverse effect on our ability to generate favorable financial results and maintain market share.

Operating results are heavily dependent upon our ability to attract and retain sufficient personnel with requisite skills and/or security clearances. If qualified personnel become scarce, we could experience higher labor, recruiting or training costs in order to attract and retain such employees or could experience difficulty in performing under our contracts if the needs for such employees are unmet.

Many of our contracts contain performance obligations that require innovative design capabilities, are technologically complex, require state-of-the-art manufacturing expertise or are dependent upon factors not wholly within our control. Failure to meet these obligations could adversely affect our profitability and future prospects.

We design, develop and manufacture technologically advanced and innovative products and services applied by our customers in a variety of environments. Problems and delays in development or delivery as a result of issues with respect to design, technology, licensing and patent rights, labor, learning curve assumptions or materials and components could prevent us from achieving contractual requirements.

In addition, our products cannot be tested and proven in all situations and are otherwise subject to unforeseen problems. Examples of unforeseen problems that could negatively affect revenue and profitability include loss on launch of spacecraft, premature failure of products that cannot be accessed for repair or replacement, problems with quality and workmanship, country of origin, delivery of subcontractor components or services and unplanned degradation of product performance. These failures could result, either directly or indirectly, in loss of life or property. Among the factors that may affect revenue and profits could be unforeseen costs and expenses not covered by insurance or indemnification from the customer, diversion of management focus in responding to unforeseen problems, loss of follow-on work, and, in the case of certain contracts, repayment to the government customer of contract cost and fee payments we previously received.

Misconduct of our employees, subcontractors, agents and business partners could cause us to lose customers or our ability to obtain new contracts.

Misconduct, fraud or other improper activities by our employees, subcontractors, agents or business partners could have a significant adverse impact on our business and reputation. Such misconduct could include the failure to comply with federal, state or local government procurement regulations, regulations regarding the protection of classified information, legislation regarding the pricing of labor and other costs in government contracts, laws and regulations relating to environmental matters, bribery of foreign government officials, import-export control, lobbying or similar activities, and any other applicable laws or regulations.

Misconduct involving data security lapses resulting in the compromise of personal information or the improper use of our customer’s sensitive or classified information could result in remediation costs, regulatory sanctions against us and serious harm to our reputation. Other examples of potential misconduct include falsifying time or other records and violations of the Anti-Kickback Act. Although we have implemented policies, procedures and controls to prevent and detect these activities, these precautions may not prevent all misconduct and as a result, we could face unknown risks or losses. Our failure to comply with applicable laws or regulations or misconduct by any of our employees, subcontractors, agents or business partners could subject us to fines and penalties, loss of security clearance, loss of current and future customer contracts and suspension or debarment from contracting with federal, state or local government agencies, any of which would adversely affect our business, our reputation and our future results.

We use estimates in accounting for many of our programs and changes in our estimates could adversely affect our future financial results.

Accounting for construction and production type contracts requires judgment relative to assessing risks, including risks associated with customer directed delays and reductions in scheduled deliveries, unfavorable resolutions of claims and contractual matters, judgments associated with estimating contract revenues and costs, and assumptions for schedule and technical issues. Due to the size and nature of many of our contracts, the estimation of total revenues and cost at completion is complicated and subject to many variables. For example, we must make assumptions regarding the length of time to complete the contract because costs also include expected increases in wages and prices for materials; consider whether the intent of entering into multiple contracts was effectively to enter into a single project in order to determine whether such contracts should be combined or segmented; consider incentives or penalties related to performance on contracts in estimating sales and profit rates, and record them when there is sufficient information for us to assess anticipated performance; and use estimates of award fees in estimating sales and profit rates based on actual and anticipated awards. Because of the significance of the judgments and estimation processes involved in accounting for construction and production type contracts, materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may adversely affect our future results of operations and financial condition.

The level of returns on postretirement benefit plan assets, changes in interest rates and other factors could affect our earnings, cash flows, and financial position in future periods.

A substantial portion of Exelis’s current and retired employee population is covered by pension and other employee-related defined benefit plans (collectively, postretirement benefit plans). We may experience significant fluctuations in costs related to postretirement benefit plans as a result of macro-economic factors, such as interest rates, that are beyond our control. The cost of our postretirement plans is incurred over long periods of time and involves various factors and uncertainties during those periods which can be volatile and unpredictable, including the rates of return on postretirement benefit plan assets, discount rates used to calculate liabilities and expenses, rates of future compensation increases, and trends for future medical costs. Management develops each assumption using relevant plan and Company experience and expectations in conjunction with market-related data. Exelis’s postretirement benefit plans were underfunded by $187 million at December 31, 2010. Our financial position and results of operations could be materially affected by significant changes in key economic indicators, financial market volatility, future legislation and other governmental regulatory actions.

We make contributions to fund our postretirement benefit plans when considered necessary or advantageous to do so. The macro-economic factors discussed above, including the return on postretirement benefit plan assets and the minimum funding requirements established by local government funding or taxing authorities, or established by other agreement, may influence future funding requirements. A significant decline in the fair value of our plan assets, or other adverse changes to our overall pension and other employee-related benefit plans could require us to make significant funding contributions and affect cash flows in future periods.

U.S. Government Cost Accounting Standards govern the extent to which postretirement costs and plan contributions are allocable to and recoverable under contracts with the U.S. Government. As a result, we have sought and expect to continue to seek reimbursement from the DoD for a portion of our postretirement costs and plan contributions.

On May 10, 2010, the U.S. Government CAS Board published a Notice of Proposed Rulemaking (NPRM) that, if adopted, would provide a framework to partially harmonize the CAS rules with the Pension Protection Act of 2006 (PPA) funding requirements. The NPRM would harmonize by partially mitigating the mismatch between CAS costs and PPA-amended ERISA minimum funding requirements. The NPRM results in an acceleration of allowable CAS pension costs over the next five years as compared with our current CAS pension costs. Until the final rule is published, and to the extent that the final rule does not completely eliminate mismatches between ERISA funding requirements and CAS pension costs, government contractors maintaining defined benefit pension plans will continue to experience a timing mismatch between required contributions and pension expenses recoverable under CAS. The CAS Board is expected to issue a final rule prior to year-end 2011. Depending on the effective date, the final rule will likely apply to our contracts starting in 2012. We anticipate that government contractors will be entitled to an equitable adjustment for any additional CAS contract costs resulting from the final rule.

Contract cost growth on fixed-price and other contracts that cannot be justified as an increase in contract value due from customers exposes us to reduced profitability and the potential loss of future business.

Our operating income is adversely affected when we incur certain contract costs or certain increases in contract costs that cannot be billed to customers. This cost growth can occur if estimates to complete increase due to technical challenges, manufacturing difficulties or delays, or workforce-related issues, or if initial estimates used for calculating the contract cost were incorrect. The cost estimation process requires significant judgment and expertise. Reasons for cost growth may include unavailability or reduced productivity of labor, the nature and complexity of the work to be performed, the timelines and availability of materials, major subcontractor performance and quality of their products, the effect of any delays in performance, availability and timing of funding from the customer, natural disasters and the inability to recover any claims included in the estimates to complete. A significant change in cost estimates on one or more programs could have a material adverse effect on our combined financial position, results of operations or cash flows.

Most of our contracts are firm fixed-price contracts or flexibly priced contracts. Our risk varies with the type of contract. Flexibly priced contracts include both cost-type and fixed-price incentive contracts. Due to their nature, firm fixed-price contracts inherently have more risk than flexibly priced contracts. Approximately 52% of our annual revenues are derived from firm fixed-price contracts. We typically enter into firm fixed-price contracts where costs can be reasonably estimated based on experience. In addition, our contracts contain provisions relating to cost controls and audit rights. If the terms specified in our contracts are not met, then profitability may be reduced. Fixed-price development work comprises a small portion of our firm fixed-price contracts and inherently has more uncertainty as to future events than production contracts and therefore more variability in estimates of the costs to complete the development stage. As work progresses through the development stage into production, the risks associated with estimating the total costs of the contract are generally reduced. In addition, successful performance of firm fixed-price development contracts that include production units is subject to our ability to control cost growth in meeting production specifications and delivery rates. While management uses its best judgment to estimate costs associated with fixed-price development contracts, future events could result in either upward or downward adjustments to those estimates.

Under a cost-type contract the allowable costs incurred by the contractor are also subject to reimbursement plus a fee that represents profit. We enter into cost-type contracts for development programs with complex design and technical challenges. These cost-type programs typically have award or incentive fees that are subject to uncertainty and may be earned over extended periods. In these cases the associated financial risks are primarily in lower profit rates or program cancellation if cost, schedule, or technical performance issues arise.

Our earnings and margins may vary based on the mix of our contracts and programs, our performance, and our ability to control costs.

Our earnings and margins may vary materially depending on the types and timing of long-term government contracts undertaken, the nature of the products produced or services performed under those contracts, the costs incurred in performing the work, the achievement of other performance objectives, and the stage of performance at which the right to receive fees is finally determined (particularly under award and incentive fee contracts). Changes in procurement policy favoring new, accelerated, or more incentive-based fee arrangements or different award fee criteria may affect the predictability of our profit rates.

Our backlog includes a variety of contract types which are intended to address changing risk and reward profiles as a program matures. Contract types include cost-reimbursable, fixed-price incentive, fixed-price, and time-and-materials contracts. Contracts for development programs that have complex design and technical challenges are typically cost-reimbursable. Under cost-reimbursable contracts, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance-based. In these cases, the associated financial risks primarily relate to a reduction in fees, and the program could be cancelled if cost, schedule, or technical performance issues arise.

Other contracts in backlog are for the transition from development to production (e.g., Low Rate Initial Production), which includes the challenge of starting and stabilizing a manufacturing production and test line while the final design is being validated. These generally are cost-reimbursable or fixed-price incentive contracts, although there is a current stated U.S. Government preference for fixed-price incentive contracts. Under a fixed-price incentive contract, the allowable costs incurred are eligible for reimbursement, but are subject to a cost-share limit which affects profitability. If our costs exceed the contract target cost or are not allowable under the applicable regulations, we may not be able to obtain reimbursement for all costs and may have our fees reduced or eliminated.

There are also contracts for production as well as operations and maintenance of the delivered products that have the challenge of achieving a stable production and delivery rate, while maintaining operability of the product after delivery. These contracts are mainly fixed-price, although some operations and maintenance contracts are time and materials-type. Under fixed-price contracts, we receive a fixed price despite the actual costs we incur. We have to absorb any costs in excess of the fixed price. Under time-and-materials contracts, we are paid for labor at negotiated hourly billing rates and for certain expenses.

The failure to perform to customer expectations and contract requirements may result in reduced fees and affect our financial performance in that period. Under each type of contract, if we are unable to control costs, our operating results could be adversely affected, particularly if we are unable to justify an increase in contract value to our customers. Cost overruns or the failure to perform on existing programs also may adversely affect our ability to retain existing programs and win future contract awards.

Our earnings and margins depend, in part, on our ability to perform under contracts.

When agreeing to contractual terms, our management makes assumptions and projections about future conditions and events, many of which extend over long periods. These projections assess the productivity and availability of labor, the complexity of the work to be performed, the cost and availability of materials, the impact of delayed performance, and the timing of product deliveries. If there is a significant change in one or more of these circumstances or estimates, or if we face unanticipated contract costs, the profitability of one or more of these contracts may be adversely affected.

Our earnings and margins depend, in part, on subcontractor performance as well as raw material and component availability and pricing.

We rely on other companies to provide raw materials and major components for our products and rely on subcontractors to produce hardware elements and sub-assemblies and perform some of the services that we provide to our customers. Disruptions or performance problems caused by our subcontractors and vendors could have an adverse effect on our ability to meet our commitments to customers. Our ability to perform our obligations as a prime contractor could be adversely affected if one or more of the vendors or subcontractors are unable to provide the agreed-upon products or materials or perform the agreed-upon services in a timely and cost-effective manner.

Our costs may increase over the term of our contracts. Through cost escalation provisions contained in some of our U.S. Government contracts, we may be protected from increases in material costs to the extent that the increases in our costs are in line with industry indices. However, the difference in basis between our actual material costs and these indices may expose us to cost uncertainty even with these provisions. A significant delay in supply deliveries of our key raw materials required in our production processes could have a material adverse effect on our financial position, results of operations, or cash flows.

In connection with our government contracts, we are required to procure certain materials, components and parts from supply sources approved by the U.S. Government. There are currently several components for which there may be only one supplier. The inability of a sole source supplier to meet our needs could have a material adverse effect on our financial position, results of operations, or cash flows.

Goodwill and other intangible assets represent a significant portion of our assets and any impairment of these assets could negatively impact our results of operations.

At December 31, 2010, our goodwill and other intangible assets were approximately $2.4 billion, net of accumulated amortization, which represented approximately 56% of our total assets. Goodwill is tested for impairment on an annual basis, or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We also review the carrying value of finite-lived intangible assets for impairment when impairment indicators arise. We estimate the fair value of reporting units used in the goodwill impairment test using an income approach, and as a result the fair value measurements depend on revenue growth rates, future operating margin assumptions, risk-adjusted discount rates, future economic and market conditions, and identification of appropriate market comparable data. Because of the significance of our goodwill and other intangible assets, any future impairment of these assets could have a material adverse effect on our results of operations and financial condition.

We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel could seriously harm our business.

Due to the specialized nature of our business, our future performance is highly dependent upon the continued services of our key engineering personnel and executive officers, the development of additional management personnel and the hiring of new qualified engineering, manufacturing, marketing, sales and management personnel for our operations. Competition for personnel is intense, and we may not be successful in attracting or retaining qualified personnel. In addition, certain personnel may be required to receive security clearance and substantial training in order to work on certain programs or perform certain tasks. The loss of key employees, our inability to attract new qualified employees or adequately train employees, or the delay in hiring key personnel could seriously harm our business, results of operations and financial condition.

Some of our workforce is represented by labor unions so our business could be harmed in the event of a prolonged work stoppage.

Approximately 2,700 of our employees are unionized, which represents approximately 14% of our employee-base at December 31, 2010. As a result, we may experience work stoppages, which could adversely affect our business. We cannot predict how stable our union relationships will be or whether we will be able to successfully negotiate successor agreements without impacting our financial condition. In addition, the presence of unions may limit our flexibility in dealing with our workforce. Work stoppages could negatively impact our ability to manufacture our products on a timely basis, which could negatively impact our results of operations and financial condition.

We may be unable to adequately protect our intellectual property rights, which could affect our ability to compete.

We own many U.S. and foreign patents, trademarks, copyrights, and other forms of intellectual property. The U.S. Government has rights to use certain intellectual property that we develop in performance of government contracts, and it may use or authorize others to use such intellectual property. Our intellectual property is subject to challenge, invalidation, misappropriation or circumvention by third parties.

We also rely significantly upon proprietary technology, information, processes and know-how that are not protected by patents. We seek to protect this information through trade secret or confidentiality agreements with our employees, consultants, subcontractors and other parties, as well as through other security measures. These agreements and security measures may not provide meaningful protection for our unpatented proprietary information. In the event of an infringement of our intellectual property rights, a breach of a confidentiality agreement or divulgence of proprietary information, we may not have adequate legal remedies to maintain our intellectual property. Litigation to determine the scope of intellectual property rights, even if ultimately successful, could be costly and could divert management’s attention away from other aspects of our business. In addition, our trade secrets may otherwise become known or be independently developed by competitors.

In some instances, we have licensed the proprietary intellectual property of others, but we may be unable in the future to secure the necessary licenses to use such intellectual property on commercially reasonable terms.

Unforeseen environmental issues could have a material adverse effect on our financial position, results of operations, or cash flows.

Our operations are subject to and affected by many federal, state, local and foreign environmental laws and regulations. In addition, we could be affected by future environmental laws or regulations, including, for example, those imposed in response to climate change concerns. Compliance with current and future environmental laws and regulations currently requires and is expected to continue to require significant operating and capital costs.

Environmental laws and regulations may authorize substantial fines and criminal sanctions as well as facility shutdowns to address violations, and may require the installation of costly pollution control equipment or operational changes to limit emissions or discharges. We also incur, and expect to continue to incur, costs to comply with current environmental laws and regulations related to remediation of conditions in the environment. In addition, if violations of environmental laws result in our, or in one or more facilities, being placed on the “Excluded Parties List” maintained by the General Services Administration, we could become ineligible to receive certain contracts, subcontracts and other benefits from the federal government or to perform work under a government contract or subcontract at any listed facility. Generally, such ineligibility would continue until the basis for the listing has been appropriately addressed.

Developments such as the adoption of new environmental laws and regulations, stricter enforcement of existing laws and regulations, violations by us of such laws and regulations, discovery of previously unknown or more extensive contamination, litigation involving environmental impacts, our inability to recover costs associated with any such developments under previously priced contracts, or financial insolvency of other responsible parties could in the future have a material adverse effect on our financial position, results of operations, or cash flows.

Our business could be negatively impacted by security threats and other disruptions.

As a U.S. defense contractor, we face certain security threats, including threats to our information technology infrastructure, attempts to gain access to our proprietary or classified information, and threats to physical security. These types of events could disrupt our operations, require significant management attention and resources, and could negatively impact our reputation among our customers and the public, which could have a negative impact on our financial condition, results of operations and liquidity.

Unanticipated changes in our tax provisions or exposure to additional income tax liabilities could affect our profitability.

We are subject to income taxes in the United States and many foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Furthermore, changes in domestic or foreign income tax laws and regulations, or their interpretation, could result in higher or lower income tax rates assessed or changes in the taxability of certain sales or the deductibility of certain expenses, thereby affecting our income tax expense and profitability. In addition, we regularly are under audit by tax authorities. The final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. Additionally, changes in the geographic mix of our sales could also impact our tax liabilities and affect our income tax expense and profitability.

Risks Relating to the Spin-Off

We face the following risks in connection with the spin-off:

We may incur greater costs as an independent company than we did when we were part of ITT.

As a current subsidiary of ITT, we take advantage of ITT’s size and purchasing power in procuring certain goods and services such as insurance and health care benefits, and technology such as computer software licenses. We also rely on ITT to provide various corporate functions. After the spin-off, as a separate, independent entity, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable to us as those we obtained prior to the distribution. We may also incur costs for functions previously performed by ITT that are higher than the amounts reflected in our historical financial statements, which could cause our profitability to decrease.

We expect to incur new liabilities at or prior to consummation of the spin-off, primarily relating to indebtedness and postretirement benefit plans, which may have a material adverse impact on our business, financial condition or results of operations.

We have historically relied upon ITT for working capital requirements on a short-term basis and for other financial support functions. After the spin-off, we will not be able to rely on the earnings, assets or cash flow of ITT, and we will be responsible for servicing our own debt, and obtaining and maintaining sufficient working capital. At or prior to the completion of the spin-off, we expect to have indebtedness in an amount estimated at $890 million, which includes $250 million aggregate principal amount of 4.250% notes due 2016 and $400 million aggregate principal amount of 5.550% senior notes due 2021 issued by us on September 20, 2011 and $240 million of commercial paper and/or to be drawn under our credit facility. The net proceeds of the notes offerings have funded, and the proceeds from our commercial paper and/or our credit facility are expected to fund, a net cash transfer of approximately $701 million to ITT, with the balance to be used for general corporate purposes. In addition, on or about the distribution date, a Credit Facility with revolving credit availability of $600 million (which includes a $100 million sublimit on letters of credit) will become effective. Given the smaller relative size of the company as compared to ITT, after the spin-off we may incur higher debt servicing costs on the new indebtedness than we would have otherwise incurred as a subsidiary of ITT or not have access to other less expensive sources of capital from short-term debt markets.

Our ability to make payments on and to refinance our indebtedness, including the debt incurred pursuant to the spin-off as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are not able to repay or refinance our debt as it becomes due, we may be forced to sell assets or take other disadvantageous actions, including (i) reducing financing in the future for working capital, capital expenditures and general corporate purposes or (ii) dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, our ability to withstand competitive pressures and to react to changes in the defense technology industry could be impaired. The lenders who hold such debt could also accelerate amounts due, which could potentially trigger a default or acceleration of any of our other debt.

Effective as of the distribution date, ITT expects to transfer to Exelis certain defined benefit pension and other postretirement benefit plans, most significantly the ITT Salaried Retirement Plan, and Exelis expects to assume all liabilities and assets associated with such plans and become the plans’ sponsor. The net liabilities associated with such plans expected to be assumed by Exelis are approximately $1,075 million at December 31, 2010. Our financial position and results of operations could be materially affected by significant changes in key economic indicators, financial market volatility, future legislation and other governmental regulatory actions.

We may be unable to achieve some or all of the benefits that we expect to achieve from the spin-off.

As an independent, publicly traded company, we believe that our business will benefit from, among other things, (i) greater strategic focus of financial resources and management’s efforts, (ii) enhanced customer focus, (iii) direct and differentiated access to capital resources, (iv) enhanced investor choices by offering investment opportunities in a separate entity from ITT, (v) improved management incentive tools, and (vi) utilization of stock as an acquisition currency. However, by separating from ITT, we may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of ITT. In addition, we may not be able to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all.

We may increase our debt or raise additional capital in the future, which could affect our financial health, and may decrease our profitability.

We may increase our debt or raise additional capital in the future, subject to restrictions in our debt agreements. If our cash flow from operations is less than we anticipate, or if our cash requirements are more than we expect, we may require more financing. However, debt or equity financing may not be available to us on terms acceptable to us, if at all. If we incur additional debt or raise equity through the issuance of our preferred stock, the terms of the debt or our preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on our operations than we currently have. If we raise funds through the issuance of additional equity, your percentage ownership in us would decline. If we are unable to raise additional capital when needed, it could affect our financial health, which could negatively affect your investment in us. Also, regardless of the terms of our debt or equity financing, the amount of our stock that we can issue may be limited because the issuance of our stock may cause the distribution to be a taxable event for ITT under Section 355(e) of the Code, and under the Tax Matters Agreement, we could be required to indemnify ITT for that tax. See “— We may be responsible for U.S. Federal income tax liabilities that relate to the distribution.”

We may be responsible for U.S. Federal income tax liabilities that relate to the distribution.

We have received an IRS Ruling stating that ITT and its shareholders will not recognize any taxable income, gain or loss for U.S. Federal income tax purposes as a result of the spin-off, and we expect the IRS Ruling to remain in effect as of the date of the spin-off. In addition, the spin-off is conditioned on the receipt of an opinion of tax counsel as to the satisfaction of certain requirements necessary for the spin-off to receive tax-free treatment upon which the IRS will not rule. Receipt of the IRS Ruling and opinion of counsel will satisfy a condition to completion of the spin-off. See “The Spin-Off — U.S. Federal Income Tax Consequences of the Spin-Off.” The IRS Ruling, while generally binding upon the IRS, will be based on certain factual statements and representations. If any such factual statements or representations were incomplete or untrue in any material respect, or if the facts on which the IRS Ruling will be based are materially different from the facts at the time of the spin-off, the IRS could modify or revoke the IRS Ruling retroactively.

As discussed above, certain requirements for tax-free treatment that are not covered in the IRS Ruling will be addressed in the opinion of counsel. An opinion of counsel is not binding on the IRS. Accordingly, the

IRS may reach conclusions with respect to the spin-off that are different from the conclusions reached in the opinion. Like the IRS Ruling, the opinion will be based on certain factual statements and representations, which, if incomplete or untrue in any material respect, could alter counsel’s conclusions.

ITT is not aware of any facts or circumstances that would cause any such factual statements or representations in the IRS Ruling or the legal opinion to be incomplete or untrue or cause the facts on which the IRS Ruling is based, or the legal opinion will be based, to be materially different from the facts at the time of the spin-off.

If all or a portion of the spin-off does not qualify as a tax-free transaction because any of the factual statements or representations in the IRS Ruling or the legal opinion are incomplete or untrue, or because the facts upon which the IRS Ruling is based are materially different from the facts at the time of the spin-off, ITT would recognize a substantial gain for U.S. Federal income tax purposes. In such case, under U.S. Treasury regulations each member of the ITT consolidated group at the time of the spin-off (including us and our subsidiaries), would be severally liable for the entire amount of any resulting U.S. Federal income tax liability.

Even if the spin-off otherwise qualifies as a tax-free transaction for U.S. Federal income tax purposes, the distribution will be taxable to ITT (but not to ITT shareholders) pursuant to Section 355(e) of the Code if there are one or more acquisitions (including issuances) of the stock of either us or ITT, representing 50% or more, measured by vote or value, of the then-outstanding stock of either corporation and the acquisition or acquisitions are deemed to be part of a plan or series of related transactions that include the distribution. Any acquisition of our common stock within two years before or after the distribution (with exceptions, including public trading by less-than-5% shareholders and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless that presumption is rebutted. The tax liability resulting from the application of Section 355(e) would be substantial. In addition, under U.S. Treasury regulations, each member of the ITT consolidated group at the time of the spin-off (including us and our subsidiaries) would be severally liable for the resulting U.S. Federal income tax liability.

We will agree not to enter into any transaction that could cause any portion of the spin-off to be taxable to ITT, including under Section 355(e). Pursuant to the Tax Matters Agreement, we will also agree to indemnify ITT and Xylem for any tax liabilities resulting from such transactions, and ITT and Xylem will agree to indemnify us for any tax liabilities resulting from such transactions entered into by ITT or Xylem. These obligations may discourage, delay or prevent a change of control of our company. For additional detail, see “Description of Capital Stock — Provisions of Our Amended and Restated Articles of Incorporation and Amended and Restated By-Laws That Could Delay or Prevent a Change in Control” and “Certain Relationships and Related Party Transactions — Agreements with ITT and Xylem Related to the Spin-Off — Tax Matters Agreement.”

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the distribution.

Our financial results previously were included within the consolidated results of ITT, and we believe that our financial reporting and internal controls were appropriate for those of subsidiaries of a public company. However, we were not directly subject to the reporting and other requirements of the Exchange Act. As a result of the distribution, we will be directly subject to reporting and other obligations under the Exchange Act. Beginning with our Annual Report on Form 10-K for the year ending December 31, 2012, we will be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing these assessments. These reporting and other obligations may place significant demands on our management, administrative and operational resources, including accounting systems and resources.

The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. Under the Sarbanes-Oxley Act, we are required to maintain effective disclosure controls and procedures and internal controls over financial reporting. To comply with these requirements, we may need to upgrade our systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. We expect to incur additional annual expenses for the purpose of addressing these requirements, and those expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology systems and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our financial condition, results of operations or cash flows.

We do not have a recent operating history as an independent company and our historical financial information may not be a reliable indicator of our future results.

The historical financial information we have included in this Information Statement has been derived from ITT’s consolidated financial statements and does not necessarily reflect what our financial position, results of operations and cash flows would have been as a separate, stand-alone entity during the periods presented. ITT did not account for us, and we were not operated, as a single stand-alone entity for the periods presented even if we represented a reporting segment in ITT’s historical consolidated financial statements. In addition, the historical information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. For example, following the spin-off, changes will occur in our cost structure, funding and operations, including changes in our tax structure, increased costs associated with reduced economies of scale and increased costs associated with becoming a public, stand-alone company. While we have been profitable as part of ITT, we cannot assure you that as a stand-alone company our profits will continue at a similar level.

Our customers, prospective customers and suppliers will need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them.

Some of our customers, prospective customers and suppliers will need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them. If our customers, prospective customers or suppliers are not satisfied with our financial stability, it could have a material adverse effect on our ability to bid for and obtain or retain projects, our business, financial condition or results of operations.

The spin-off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal distribution requirements.

The spin-off could be challenged under various state and federal fraudulent conveyance laws. An unpaid creditor or an entity vested with the power of such creditor (such as a trustee or debtor-in-possession in a bankruptcy) could claim that the spin-off left ITT insolvent or with unreasonably small capital or that ITT intended or believed it would incur debts beyond its ability to pay such debts as they mature and that ITT did not receive fair consideration or reasonably equivalent value in the spin-off. If a court were to agree with such a plaintiff, then such court could void the spin-off as a fraudulent transfer and could impose a number of different remedies, including without limitation, returning our assets or your shares in our company to ITT, voiding our liens and claims against ITT, or providing ITT with a claim for money damages against us in an amount equal to the difference between the consideration received by ITT and the fair market value of our company at the time of the spin-off.

The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction’s law is applied. Generally, however, an entity would be considered insolvent if either the fair saleable value of its assets is less than the amount of its liabilities (including the probable amount of contingent liabilities), or it is unlikely to be able to pay its liabilities as they become due. No assurance can be given as to what standard a court would apply to determine insolvency or that a court would determine that ITT was solvent at the time of or after giving effect to the spin-off, including the distribution of our common stock.

The distribution by ITT of the Exelis common stock in the spin-off could also be challenged under state corporate distribution statutes. Under the Indiana Business Corporation Law (the “Indiana Corporation Law”), a corporation may not make distributions to its shareholders if, after giving effect to the distribution, (i) the corporation would not be able to pay its debts as they become due in the usual course of business; or (ii) the corporation’s total assets would be less than the sum of its total liabilities. No assurance can be given that a court will not later determine that the distribution by ITT of Exelis common stock in the spin-off was unlawful.

Under the Distribution Agreement, from and after the spin-off, we will be responsible for the debts, liabilities and other obligations related to the business or businesses which we own and operate following the consummation of the spin-off. Although we do not expect to be liable for any of these or other obligations not expressly assumed by us pursuant to the Distribution Agreement, it is possible that we could be required to assume responsibility for certain obligations retained by ITT or Xylem should ITT or Xylem fail to pay or perform its retained obligations (for example, tax, asbestos and/or environmental liabilities). See “Certain Relationships and Related Party Transactions — Agreements with ITT and Xylem Related to the Spin-Off — Distribution Agreement.”

We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements related to the spin-off.

We expect that the agreements related to the spin-off, including the Distribution Agreement, Benefits and Compensation Matters Agreement, Technology License Agreement, Tax Matters Agreement, Master Transition Services Agreement and any other agreements, will be negotiated in the context of our separation from ITT while we are still part of ITT. Accordingly, these agreements may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements being negotiated in the context of our separation are related to, among other things, allocations of assets, liabilities, rights, indemnifications and other obligations among ITT, Xylem and us. We may have received better terms under the agreements related to the spin-off from third parties because third parties may have competed with each other to win our business. See “Certain Relationships and Related Party Transactions — Agreements with ITT and Xylem Related to the Spin-Off.”

Risks Relating to Our Common Stock

You face the following risks in connection with ownership of our common stock:

There is no existing market for our common stock and we cannot be certain that an active trading market will develop or be sustained after the spin-off, and following the spin-off, our stock price may fluctuate significantly.

There currently is no public market for our common stock. We intend to list our common stock on the NYSE. See “Trading Market.” It is anticipated that before the distribution date for the spin-off, trading of shares of our common stock will begin on a “when-issued” basis and such trading will continue up to and including the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the spin-off or be sustained in the future. The lack of an active market may make it more difficult for you to sell our common stock and could lead to the price of our common stock being depressed or more volatile. We cannot predict the prices at which our common stock may trade after the spin-off. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	the sale of our shares by some ITT shareholders after the distribution because our business profile and market capitalization may not fit their investment objectives;

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	success or failure of our business strategy;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	our ability to obtain financing as needed;

•	announcements by us or our competitors of significant new business awards;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our common stock after the spin-off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	investor perception of our company and the defense technology industry;

•	natural or environmental disasters that investors believe may affect us;

•	overall market fluctuations;

•	fluctuations in the budget of federal, state and local governmental entities around the world;

•	results from any material litigation or government investigation;

•	changes in laws and regulations affecting our business; and

•	general economic conditions and other external factors.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock.

Substantial sales of our common stock may occur in connection with the spin-off, which could cause the price of our common stock to decline.

The shares of our common stock that ITT distributes to its shareholders generally may be sold immediately in the public market. It is possible that some ITT shareholders, which could include some of our larger shareholders, will sell our common stock received in the distribution if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives, or — in the case of index funds — we are not a participant in the index in which they are investing. The sales of significant amounts of our common stock or the perception in the market that this will occur may reduce the market price of our common stock.

We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

Following the distribution, we expect that initially Exelis will pay a dividend, although the timing, declaration, amount and payment of future dividends to our shareholders fall within the discretion of our Board of Directors and will depend on many factors, including our financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that Exelis’s Board of Directors considers relevant. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may limit or prohibit the payments of dividends. See “Dividend Policy.” There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends. There can also be no assurance that the combined annual dividends on ITT common stock, Xylem common stock and our common stock after the spin-off, if any, will be equal to the annual dividends on ITT common stock prior to the spin-off.

Additionally, indebtedness that we expect to incur in connection with the spin-off could have important consequences for holders of our common stock. If we cannot generate sufficient cash flow from operations to meet our debt-payment obligations, then our ability to pay dividends, if so determined by the Board of Directors, will be impaired and we may be required to attempt to restructure or refinance our debt, raise additional capital or take other actions such as selling assets, reducing or delaying capital expenditures or reducing our dividend. There can be no assurance, however, that any such actions could be effected on satisfactory terms, if at all, or would be permitted by the terms of our new debt or our other credit and contractual arrangements. In addition, the terms of the agreements governing new debt that we expect to incur at or prior to the spin-off or that we may incur in the future may limit or prohibit the payment of dividends.

Anti-takeover provisions in our organizational documents and Indiana law could delay or prevent a change in control.

Prior to completion of the spin-off, we will adopt the amended and restated articles of incorporation and the amended and restated by-laws. Certain provisions of the amended and restated articles of incorporation and the amended and restated by-laws may delay or prevent a merger or acquisition that a shareholder may consider favorable. For example, the amended and restated articles of incorporation and the amended and restated by-laws, among other things, provide for a classified board and require advance notice for shareholder proposals and nominations, do not permit shareholders to convene special meetings and do not permit action by written consent of the shareholders. In addition, the amended and restated articles of incorporation authorizes our Board of Directors to issue one or more series of preferred stock. These provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price. Indiana law also imposes some restrictions on mergers and other business combinations between any holder of 10% or more of our outstanding common stock and us as well as certain restrictions on the voting rights of “control shares” of an “issuing public corporation.” See “Description of Capital Stock.”

Under the Tax Matters Agreement, we will agree not to enter into any transaction involving an acquisition (including issuance) of Exelis common stock or any other transaction (or, to the extent we have the right to prohibit it, to permit any such transaction) that could cause the distribution to be taxable to ITT. We will also agree to indemnify ITT for any tax resulting from any such transactions. Generally, ITT will recognize taxable gain on the distribution if there are one or more acquisitions (including issuances) of our capital stock, directly or indirectly, representing 50% or more, measured by vote or value, of our then-outstanding capital stock, and the acquisitions or issuances are deemed to be part of a plan or series of related transactions that include the distribution. Any such shares of our common stock acquired, directly or indirectly, within two years before or after the distribution (with exceptions, including public trading by less-than-5% shareholders and certain compensatory stock issuances) will generally be presumed to be part of such a plan unless that presumption is rebutted. As a result, our obligations may discourage, delay or prevent a change of control of our company.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this Information Statement, including in the sections entitled “Summary,” “Risk Factors,” “Questions and Answers About the Spin-Off,” “The Spin-Off,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, benefits resulting from our separation from ITT, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “might,” “should,” “could” or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements in this Information Statement. We do not have any intention or obligation to update forward-looking statements after we distribute this Information Statement.

The risk factors discussed in “Risk Factors” could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business. Any such risks could cause our results to differ materially from those expressed in forward-looking statements.

THE SPIN-OFF

Background

On January 11, 2011, the Board of Directors of ITT approved a plan to spin-off Exelis and Xylem from ITT, following which Exelis and Xylem will be independent, publicly traded companies. Immediately prior to the spin-off, ITT will effect an internal reorganization in order to properly align the appropriate businesses within each of the Exelis and Xylem parent companies.

To complete the spin-off, ITT will, following the internal reorganization, distribute to its shareholders all of the shares of our common stock and the common stock of Xylem. The distribution will occur on the distribution date, which is expected to be October 31, 2011. Each holder of ITT common stock will receive one share of our common stock, and one share of Xylem common stock, for each share of ITT common stock held on October 17, 2011, the record date. After completion of the spin-off:

•	we will be an independent, publicly traded company (NYSE: XLS) and will own and operate ITT’s C4ISR electronics and systems, and informational and technical services businesses;

•	Xylem will be an independent, publicly traded company (NYSE: XYL), and will own and operate ITT’s water infrastructure and applied water businesses; and

•	ITT will continue to be an independent, publicly traded company (NYSE: ITT) and will continue to own and operate its industrial process, motion technologies, interconnect solutions and control technologies businesses.

Each holder of ITT common stock will continue to hold his, her or its shares in ITT. No vote of ITT’s shareholders is required or is being sought in connection with the spin-off, and ITT’s shareholders will not have any appraisal rights in connection with the spin-off, including the internal reorganization.

The distribution of our common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. In addition, ITT has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of ITT determines, in its sole discretion, that the spin-off is not then in the best interests of ITT or its shareholders or other constituents, that a sale or other alternative is in the best interests of ITT or its shareholders or other constituents or that it is not advisable for us to separate from ITT at that time. See “— Conditions to the Spin-Off.”

Reasons for the Spin-Off

ITT’s Board of Directors has determined that the spin-off is in the best interests of ITT and its shareholders because the spin-off will provide the following key benefits: (i) greater strategic focus of financial resources and management’s efforts, (ii) enhanced customer focus, (iii) direct and differentiated access to capital resources, (iv) enhanced investor choices by offering investment opportunities in separate entities, (v) improved management incentive tools, and (vi) utilization of stock as an acquisition currency.

Greater Strategic Focus of Financial Resources and Management’s Efforts.  ITT’s Defense business represents a discrete portion of ITT’s overall business. It has historically exhibited different financial and operating characteristics than ITT’s other businesses. In particular, the Defense business is generally characterized by cycles that are comparatively lengthy relative to those of the Water business and ITT’s Industrial Process, Motion Technologies, Interconnect Solutions and Control Technologies businesses, which necessitates different capital expenditure and acquisition strategies than would be otherwise employed. ITT’s and our management believe that ITT’s management resources would be more efficiently utilized if ITT’s management concentrated solely on its Industrial Process, Motion Technologies, Interconnect Solutions and Control Technologies businesses, that Xylem’s management resources would be more efficiently utilized if its management concentrated solely on the Water business, and that our management resources would be more efficiently utilized if our management concentrated solely on the Defense business. Consequently, ITT has determined that its current structure may not be the most effective to design and implement the distinct strategies necessary to operate in a manner that maximizes the long-term value of each company.

Both ITT and we expect to have better use of management and financial resources as a result of having board and management teams solely focused on their respective businesses. The spin-off will allow us to better align management’s attention, compensation and resources to pursue opportunities in the defense technology and information solutions market and to manage our cost structure more actively. ITT and Xylem will similarly benefit from their respective management’s ability to focus on the management and operation of their respective businesses.

Enhanced Customer Focus.  Both ITT and we believe that, as a unified, commonly managed, stand-alone defense technology and information solutions business, our management will be able to focus solely on the needs of our own customers, without dilution arising from a connection to a larger parent with tangential goals and incentives.

Direct and Differentiated Access to Capital Resources.  After the spin-off, we will no longer need to compete with ITT’s other businesses for capital resources. As a long-cycle U.S. defense business with strong U.S. cash flow generation, our business has different financial and operating characteristics from ITT’s other businesses. Both ITT and we believe that direct and differentiated access to capital resources will allow each of us to better optimize the amounts and terms of the capital needed for each of the respective businesses, aligning financial and operational characteristics with investor and market expectations. ITT’s management also believes that, as a separate entity, we will have ready access to capital, because we will attract investors who are interested in the characteristics of the Defense business.

Enhanced Investor Choices by Offering Investment Opportunities in Separate Entities.  After the spin-off, investors should be better able to evaluate our financial performance, as well as our strategy within the context of our markets, thereby enhancing the likelihood that we will achieve an appropriate market valuation. ITT’s management and financial advisors believe that the investment characteristics of the Defense business may appeal to different types of investors. As a result of the spin-off, our management should be able to implement goals and evaluate strategic opportunities in light of investor expectations within our specialties without undue attention to investor expectations in other specialties. In addition, we should be able to focus our public relations efforts on cultivating our own separate identity. We believe that defense-focused investors will understand the duration of our long-term cycle.

Improved Management Incentive Tools.  It is expected that we will use our equity to compensate current and future employees. In multi-business companies such as ITT, it is difficult to structure incentives that reward managers in a manner directly related to the performance of their respective business units. By granting stock linked to a specific business, equity compensation will be in line with the financial results of the managers’ direct work product. As a result, the incentives offered by the compensation plan will be less diluted. In addition, reducing the conglomerate discount that currently impacts ITT stock may provide each business with a more attractive currency for equity-based compensation.

Utilization of Stock as an Acquisition Currency.  Although we are not currently evaluating any acquisitions involving the use of our stock, the spin-off will enable us to use our stock as currency to pursue certain financial and strategic objectives, including tax-free merger transactions. In addition, future strategic transactions with similar businesses will be more easily facilitated through the use of our stand-alone stock as consideration.

ITT’s Board of Directors also considered a number of potentially negative factors in evaluating the spin-off, including the following:

•	The decreased capital available for investment: The Company has historically relied upon ITT for working capital requirements on a short-term basis and for other financial support functions. After the spin-off, the Company will not be able to rely on the earnings, assets or cash flow of ITT, and the Company will be responsible for servicing its own debt, and obtaining and maintaining sufficient working capital.

•	The loss of synergies from operating as one company: As a current part of ITT, the Company takes advantage of ITT’s size and purchasing power in procuring certain goods and services such as insurance and health care benefits, and technology such as computer software licenses. After the spin-off, as a separate, independent entity, the Company may be unable to obtain these goods, services and technologies at prices or on terms as favorable to us as those the Company obtained prior to the distribution. The Company may also incur costs for functions previously performed by ITT that are higher than the amounts reflected in the Company’s historical financial statements, which could cause the Company’s profitability to decrease.

•	Potential disruptions to the businesses as a result of the spin-off: Some of the Company’s customers, prospective customers, and suppliers will need assurances that its financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them. If the Company’s customers, prospective customers or suppliers are not satisfied with the Company’s financial stability, it could have a material adverse effect on the Company’s ability to bid for and obtain or retain projects, the Company’s business, financial condition or results of operations.

•	The potential effect of the spin-off on the anticipated credit ratings of the separated companies and risks associated with refinancing ITT’s debt: Given the smaller relative size of the Company as compared to ITT, after the spin-off the Company may incur higher debt servicing costs on the new indebtedness than it would have incurred otherwise as a subsidiary of ITT or not have access to other less expensive sources of capital from short-term debt markets.

•	Risks of being unable to achieve the benefits expected from the spin-off: By separating from ITT, the Company may be more susceptible to market fluctuations and other adverse events than the Company would have been were it still a part of ITT; actual or anticipated fluctuations in the Company’s operating results due to factors related to the Company’s business; competitive pressures by new or existing competitors of the Company; and investor perception of the company and its industry, among others.

•	The reaction of ITT’s shareholders to the spin-off: The market price of the Company’s common stock may fluctuate widely, depending on many factors, some of which may be beyond the Company’s control, including the sale of its shares by some ITT shareholders after the distribution because the Company’s business profile and market capitalization may not fit their investment objectives.

•	The risk that the plan of execution might not be completed and the one-time and ongoing costs of the spin-off: There are risks and uncertainties relating to the execution of the spin-off, including the timing and certainty of the completion of the internal reorganization prior to the distribution. In addition, the Company will incur costs in connection with the transition to being a stand-alone public company that relate primarily to accounting, tax and other professional costs; compensation, such as modifications to certain bonus awards, upon completion of the separation; relocation costs; recruiting and relocation costs associated with hiring key senior management personnel new to the Company; costs related to establishing a new brand in the marketplace; and costs to separate information systems.

Notwithstanding these costs and risks, however, ITT’s Board of Directors determined that the potential benefits of the spin-off outweighed these factors.

Manner of Effecting the Spin-Off

The general terms and conditions relating to the spin-off will be set forth in a Distribution Agreement among us, ITT and Xylem.

Internal Reorganization

As part of the spin-off, ITT will undergo an internal reorganization that will, among other things and subject to limited exceptions: (i) allocate and transfer to each of Exelis and Xylem and their respective subsidiaries, as applicable, those assets, and to allocate and assign responsibility for those liabilities, in respect of the activities of the applicable businesses of such entities and (ii) allocate, transfer and assign, as applicable, those assets and liabilities in respect of other current and former businesses and activities of ITT and its current and former subsidiaries.

Distribution of Shares of Our Common Stock

Under the Distribution Agreement, the distribution will be effective as of 12:01 a.m., New York time, on October 31, 2011, the distribution date. As a result of the spin-off, on the distribution date, each holder of ITT common stock will receive one share of our common stock for each share of ITT common stock that he, she or it owns. In order to receive shares of our common stock in the spin-off, an ITT shareholder must be a shareholder at 5:00 p.m., New York time, on October 17, 2011, the record date.

Following completion of the spin-off, ITT Corporation’s global platform will include ITT’s Industrial Process business, as well as its Motion Technologies, Interconnect Solutions and Control Technologies businesses; Xylem will be formed through the combination of three of ITT’s businesses: Residential & Commercial Water, Flow Control and Water & Wastewater (including biological, filtration and disinfection treatment and analytics); and Exelis will comprise ITT’s existing Defense and Information Solutions segment. The diagram below shows the structure, simplified for illustrative purposes only, of ITT, Xylem and Exelis after completion of the spin-off:

On the distribution date, ITT will release the shares of our common stock (as well as the Xylem common stock) to our distribution agent to distribute to ITT shareholders. For most of these ITT shareholders, our distribution agent will credit their shares of our common stock to book-entry accounts established to hold their shares of our common stock. Our distribution agent will send these shareholders, including any ITT shareholder that holds physical share certificates of ITT common stock and is the registered holder of such shares of ITT common stock represented by those certificates on the record date, a statement reflecting their ownership of our common stock and Xylem common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are used. For shareholders who own ITT common stock through a broker or other nominee, their shares of our common stock will be credited to these shareholders’ accounts by the broker or other nominee. It is expected that it will take the distribution agent up to two weeks to issue shares of our common stock to ITT shareholders or their bank or brokerage firm electronically by way of direct registration in book-entry form. Trading of our stock will not be affected by this delay in issuance by the distribution agent. Following the spin-off, shareholders whose shares are held in book-entry form may request that their shares of our common stock be transferred to a brokerage or other account at any time.

ITT shareholders will not be required to make any payment or surrender or exchange their shares of ITT common stock or take any other action to receive their shares of our common stock. No vote of ITT shareholders is required or sought in connection with the spin-off, including the internal reorganization, and ITT shareholders have no appraisal rights in connection with the spin-off.

U.S. Federal Income Tax Consequences of the Spin-Off

As a condition to the spin-off, ITT will have received the IRS Ruling substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify under Sections 355 and 368(a)(1)(D) of the Code as a tax-free spin-off to the holders of ITT common stock and will be tax-free to ITT. In addition, the spin-off is conditioned on the receipt of an opinion of tax counsel as to the satisfaction of certain requirements necessary for the distribution, together with certain related transactions, to receive tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code upon which the IRS will not rule. Assuming the distribution qualifies under Section 355 of the Code as tax-free:

•	no gain or loss will be recognized by, and no amount will be included in the income of, holders of ITT common stock upon their receipt of shares of our common stock (as well as Xylem common stock) in the distribution;

•	the basis of ITT common stock immediately before the distribution will be allocated between the ITT common stock, the Xylem common stock and our common stock received in the distribution, in proportion with relative fair market values at the time of the distribution;

•	the holding period of the Exelis common stock and our common stock received by each ITT shareholder will include the period during which the shareholder held the ITT common stock on which the distribution is made, provided that the ITT common stock is held as a capital asset on the distribution date; and

•	no gain or loss will be recognized by ITT upon the distribution of our common stock.

U.S. Treasury regulations require certain shareholders that receive stock in a spin-off to attach to their respective U.S. Federal income tax returns, for the year in which the spin-off occurs, a detailed statement setting forth certain information relating to the spin-off. Shortly after the distribution, ITT will provide shareholders who receive our common stock in the distribution with the information necessary to comply with that requirement, as well as information to help shareholders allocate their stock basis between their ITT common stock, the Exelis common stock and the Xylem common stock.

The IRS Ruling and the opinion of counsel will be conditioned on the truthfulness and completeness of certain factual statements and representations provided by ITT and us. If those factual statements and representations are incomplete or untrue in any material respect, the IRS Ruling could become inoperative and counsel’s conclusions may be altered. ITT and we have reviewed the statements of fact and representations on which the IRS Ruling is, and the opinion of counsel will be, based, and neither ITT nor we are aware of any facts or circumstances that would cause any of the statements of fact or representations to be incomplete or untrue. Each of ITT, Xylem and us have agreed to some restrictions on our future actions to provide further assurance that the distribution will qualify as a tax-free distribution under Section 355 of the Code.

As discussed above, certain requirements for tax-free treatment that are not covered in the IRS Ruling will be addressed in the opinion of counsel. An opinion of counsel is not binding on the IRS. Accordingly, the IRS may reach conclusions with respect to the spin-off that are different from the conclusions reached in the opinion.

If the distribution does not qualify under Section 355 of the Code, each holder of ITT common stock receiving our common stock in the distribution would be treated as receiving a taxable distribution in an amount equal to the fair market value of our common stock received, which would result in:

•	a taxable dividend to the extent of the shareholder’s pro rata share of ITT’s current and accumulated earnings and profits;

•	a reduction in the shareholder’s basis in ITT common stock to the extent the amount received exceeds such shareholder’s share of earnings and profits;

•	taxable gain from the exchange of ITT common stock to the extent the amount received exceeds both the shareholder’s share of earnings and profits and the shareholder’s basis in ITT common stock; and

•	basis in our stock equal to its fair market value on the date of the distribution.

Under certain circumstances ITT would recognize taxable gain on the distribution. These circumstances would include the following:

•	the distribution does not qualify as tax-free under Section 355 of the Code; and

•	there are one or more acquisitions (including issuances) of either our stock, the stock of Xylem, or the stock of ITT, representing 50% or more, measured by vote or value, of the then-outstanding stock of that corporation, and the acquisition or acquisitions are deemed to be part of a plan or series of related transactions that include the distribution. Any such acquisition of our stock, the stock of Xylem, or the stock of ITT within two years before or after the distribution (with exceptions, including public trading by less-than-5% shareholders and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless that presumption is rebutted.

The amount of such gain would result in a significant federal income tax liability to ITT.

We will agree to indemnify ITT for any tax liabilities of ITT resulting from the distribution under certain circumstances. Our obligation to indemnify ITT may discourage, delay or prevent a change of control of our company. In addition, under U.S. Treasury regulations, each member of the ITT consolidated tax return group at the time of the spin-off (including us and our subsidiaries) would be severally liable to the IRS for such tax liability. The resulting tax liability may have a material adverse effect on both our and ITT’s business, financial condition, results of operations or cash flows.

The preceding summary of certain anticipated U.S. Federal income tax consequences of the spin-off is for general informational purposes only. ITT shareholders should consult their own tax advisors as to the specific tax consequences of the spin-off to them, including the application and effect of state, local or non-U.S. tax laws and of changes in applicable tax laws.

Results of the Spin-Off

After the spin-off, we will be an independent, publicly traded company. Immediately following the spin-off, we expect to have approximately 20,000 holders of shares of our common stock and approximately 184 million shares of our common stock outstanding, based on the number of shareholders and outstanding shares of ITT common stock on August 31, 2011. The figures assume no exercise of outstanding options and exclude shares of ITT common stock held directly or indirectly by ITT, if any. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of ITT options between the date the ITT Board of Directors declares the dividend for the distribution and the record date for the distribution.

For information regarding options to purchase shares of our common stock that will be outstanding after the distribution, see “Capitalization,” “Certain Relationships and Related Party Transactions — Agreements with ITT and Xylem Related to the Spin-Off — Benefits and Compensation Matters Agreement” and “Management.”

Before the spin-off, we will enter into several agreements with ITT to effect the spin-off and provide a framework for our relationship with ITT and Xylem after the spin-off. These agreements will govern the relationship between us, Xylem and ITT after completion of the spin-off and provide for the allocation between us, Xylem and ITT of ITT’s assets, liabilities, rights and obligations. See “Certain Relationships and Related Party Transactions — Agreements with ITT and Xylem Related to the Spin-Off.”

Trading Prior to the Distribution Date

It is anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be a “when-issued” market in our common stock. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for shares of our common stock that will be distributed to ITT shareholders on the distribution date. Any ITT shareholder who owns shares of ITT common stock at the close of business on the record date will be entitled to shares of our common stock distributed in the spin-off. ITT shareholders may trade this entitlement to shares of our common stock, without the shares of ITT common stock they own, on the when-issued market. On the first trading day following the distribution date, we expect when-issued trading with respect to our common stock will end and “regular-way” trading will begin. See “Trading Market.”

Following the distribution date, we expect shares of our common stock to be listed on the NYSE under the ticker symbol “XLS”. We will announce the when-issued ticker symbol when and if it becomes available.

It is also anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be two markets in ITT common stock: a “regular-way” market and an “ex-distribution” market. Shares of ITT common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock (as well as shares of Xylem common stock) distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock (as well as shares of Xylem common stock) distributed pursuant to the distribution. Therefore, if shares of ITT common stock are sold in the regular-way market up to and including the distribution date, the selling shareholder’s right to receive shares of our common stock (as well as shares of Xylem common stock) in the distribution will be sold as well. However, if ITT shareholders own shares of ITT common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including the distribution date, the selling shareholders will still receive the shares of our common stock (as well as shares of Xylem common stock) that they would otherwise receive pursuant to the distribution. See “Trading Market.”

Treatment of 401(k) Shares for Current and Former Employees

Our Employees Invested in the ITT Stock Fund of the ITT 401(k) Plan As of Immediately Prior to the Distribution Date.

At the time of the distribution, the ITT 401(k) Plan will be transferred to Exelis, and, on and following such time, will be renamed the Exelis 401(k) Plan. Our current and former employees who hold accounts in the ITT 401(k) Plan as of immediately prior to the distribution date will remain participants in the renamed Exelis 401(k) Plan on and following the distribution date. On the distribution date, shares of our common stock and shares of Xylem common stock, based on the distribution ratio for each share of ITT common stock held in such employee’s ITT stock fund account as of immediately prior to the distribution date, will be included in new Exelis and Xylem stock fund accounts under the Exelis 401(k) Plan. However, in conformity with the fiduciary responsibility requirements of ERISA, remaining shares of ITT and Xylem common stock held in our employees’ ITT and Xylem stock fund accounts following the distribution will be disposed of and allocated to another investment alternative available under the Exelis 401(k) Plan if and when directed by participants, and any such shares remaining at such time as will be determined in the sole discretion of the fiduciaries of the Exelis 401(k) Plan will be automatically disposed of and the proceeds invested in another such investment alternative (but this will not prohibit diversified, collectively managed investment alternatives available under the Exelis 401(k) Plan from holding ITT or Xylem common stock or prohibit employees who use self-directed accounts in the Exelis 401(k) Plan from investing their accounts in ITT or Xylem common stock).

ITT Employees Invested in the ITT Stock Fund of the ITT 401(k) Plan As of Immediately Prior to the Distribution Date.

Current and former ITT employees who hold shares of ITT common stock in the ITT 401(k) Plan as of immediately prior to the distribution date will receive shares of our common stock and shares of Xylem common stock in the distribution and will have their accounts transferred to the newly created ITT 401(k) Plan as soon as practicable after the distribution date. Our shares and shares of Xylem common stock will be included in new, temporary stock funds under the newly created ITT 401(k) Plan. In conformity with the fiduciary responsibility requirements of ERISA, remaining shares of our common stock and shares of Xylem common stock held in these temporary stock funds following the distribution will be disposed of and allocated to another investment alternative available under the newly created ITT 401(k) Plan when directed by participants, and any such shares remaining at such time as will be determined in the sole discretion of the fiduciaries of the newly created ITT 401(k) Plan, will be automatically disposed of and the proceeds invested in another such investment alternative (but this will not prohibit diversified, collectively managed investment alternatives available under the newly created ITT 401(k) Plan from holding our common stock or Xylem common stock or prohibit employees who use self-directed accounts in the newly created ITT 401(k) Plan from investing their accounts in our common stock or Xylem common stock).

Incurrence of Debt

It is anticipated that, at or prior to the completion of the spin-off, Exelis will raise indebtedness in an amount estimated at $890 million, which includes $650 million aggregate principal amount of notes issued by us on September 20, 2011 and $240 million of commercial paper and/or to be drawn under our credit facility. The net proceeds of the notes offerings have funded, and the proceeds from our commercial paper and/or our credit facility are expected to fund, a net cash transfer of approximately $701 million to ITT, with the balance to be used for general corporate purposes. See “Description of Material Indebtedness.”

Conditions to the Spin-Off

We expect that the spin-off will be effective as of 12:01 a.m., New York time, on October 31, 2011, the distribution date, provided that the following conditions shall have been satisfied or waived by ITT:

•	our Registration Statement on Form 10, of which this Information Statement forms a part, shall have been declared effective by the Securities and Exchange Commission (the “SEC”), no stop order suspending the effectiveness thereof shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and this Information Statement shall have been mailed to the ITT shareholders;

•	Exelis common stock shall have been approved for listing on the NYSE, subject to official notice of distribution;

•	ITT shall have obtained an opinion from its tax counsel, in form and substance satisfactory to ITT, as to the satisfaction of certain requirements necessary for the distribution, together with certain related transactions, to qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code upon which the IRS will not rule;

•	ITT shall have obtained a private letter ruling from the Internal Revenue Service, in form and substance satisfactory to ITT, and such ruling shall remain in effect as of the distribution date, to the effect, among other things, that the distribution, together with certain related transactions, will qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code;

•	the Board of Directors of ITT shall have obtained opinions from a nationally recognized valuation firm, in form and substance satisfactory to ITT, with respect to the capital adequacy and solvency of each of ITT, Exelis and Xylem;

•	ITT shall have obtained all government approvals and other consents necessary to consummate the distribution;

•	no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the distribution shall be pending, threatened, issued or in effect, and no other event outside the control of ITT shall have occurred or failed to occur that prevents the consummation of all or any portion of the distribution;

•	no other events or developments shall have occurred or failed to occur that, in the judgment of the Board of Directors of ITT, would result in the distribution having a material adverse effect on ITT or its shareholders;

•	the financing transactions described in this Information Statement as having occurred prior to the distribution shall have been consummated on or prior to the distribution;

•	the internal reorganization shall have been completed, except for such steps as ITT in its sole discretion shall have determined may be completed after the distribution date;

•	ITT shall have taken all necessary action, in the judgment of the Board of Directors of ITT, to cause the Board of Directors of Exelis to consist of the individuals identified in this Information Statement as directors of Exelis;

•	ITT shall have taken all necessary action, in the judgment of the Board of Directors of ITT, to cause the officers of Exelis to be the individuals identified as such in this Information Statement;

•	ITT shall have caused all its employees and any employees of its subsidiaries (excluding any employees of any of Exelis and its subsidiaries after the internal reorganization (the “Exelis Group”)) to resign, effective as of the distribution date, from all positions as officers or directors of any member of the Exelis Group in which they serve, and Exelis shall have caused all its employees and any employees of its subsidiaries to resign, effective as of the distribution date, from all positions as officers or directors of any of ITT, Xylem or any of their respective subsidiaries after the internal reorganization, in which they serve;

•	all necessary actions shall have been taken to adopt the form of amended and restated articles of incorporation and amended and restated by-laws filed by Exelis with the SEC as exhibits to the Registration Statement on Form 10, of which this Information Statement forms a part;

•	in the event the distribution is for any reason postponed more than one hundred twenty days after the date of the Distribution Agreement, the Board of Directors of ITT shall have redetermined, as of such postponed distribution date, that the distribution satisfies the requirements of Indiana Business Corporation Law governing distributions;

•	the Board of Directors of ITT shall have approved the distribution, which approval may be given or withheld at its absolute and sole discretion; and

•	each of the Distribution Agreement, the Tax Matters Agreement, the Benefits and Compensation Matters Agreement, the Intellectual Property License Agreements, the Master Transition Services Agreement and the other ancillary agreements shall have been executed by each party.

Completion of the spin-off of Xylem will be subject to similar conditions as those listed above. The fulfillment of the foregoing conditions will not create any obligation on ITT’s part to effect the spin-off. We are not aware of any material federal, foreign or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations, the receipt of a private letter ruling from the Internal Revenue Service, approval for listing on the NYSE and the declaration of effectiveness of the Registration Statement on Form 10 by the SEC, in connection with the distribution. ITT has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of ITT determines, in its sole discretion, that the spin-off is not then in the best interests of ITT or its shareholders or other constituents, that a sale or other alternative is in the best interests of ITT or its shareholders or other constituents or that it is not advisable for Exelis to separate from ITT at that time.

Reason for Furnishing this Information Statement

This Information Statement is being furnished solely to provide information to ITT’s shareholders that are entitled to receive shares of our common stock in the spin-off. This Information Statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this Information Statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither ITT nor we undertake any obligation to update the information except in the normal course of our respective public disclosure obligations.

TRADING MARKET

Market for Our Common Stock

There has been no public market for our common stock. An active trading market may not develop or may not be sustained. We anticipate that trading of our common stock will commence on a “when-issued” basis at least two trading days prior to the record date and continue through the distribution date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. If you own shares of ITT common stock at the close of business on the record date, you will be entitled to shares of our common stock (as well as shares of Xylem common stock) distributed pursuant to the spin-off. You may trade this entitlement to shares of our common stock, without the shares of ITT common stock you own, on the when-issued market. On the first trading day following the distribution date, any when-issued trading with respect to our common stock will end and “regular-way” trading will begin. We intend to list our common stock on the NYSE under the ticker symbol “XLS”. We will announce our when-issued trading symbol when and if it becomes available.

It is also anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be two markets in ITT common stock: a “regular-way” market and an “ex-distribution” market. Shares of ITT common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock (as well as shares of Xylem common stock) distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock (as well as shares of Xylem common stock) distributed pursuant to the distribution. Therefore, if you sell shares of ITT common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of our common stock (as well as shares of Xylem common stock) in the distribution. However, if you own shares of ITT common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including the distribution date, you will still receive the shares of our common stock (as well as shares of Xylem common stock) that you would otherwise receive pursuant to the distribution. In addition, following the distribution, ITT will effect a 1-for-2 reverse stock split of ITT common stock. It is anticipated that the reverse stock split will also impact the trading price of shares of ITT common stock on the ex-distribution market.

We cannot predict the prices at which our common stock may trade before the spin-off on a “when-issued” basis or after the spin-off. Those prices will be determined by the marketplace. Prices at which trading in our common stock occurs may fluctuate significantly. Those prices may be influenced by many factors, including anticipated or actual fluctuations in our operating results or those of other companies in our industry, investor perception of our company and the defense technology industry, market fluctuations and general economic conditions. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the performance of many stocks and that have often been unrelated or disproportionate to the operating performance of these companies. These are just some factors that may adversely affect the market price of our common stock. See “Risk Factors — Risks Relating to Our Common Stock.”

Transferability of Shares of Our Common Stock

On August 31, 2011, ITT had approximately 184 million shares of its common stock issued and outstanding. Based on this number, we expect that upon completion of the spin-off, we will have approximately 184 million shares of common stock issued and outstanding. The shares of our common stock that you will receive in the distribution will be freely transferable, unless you are considered an “affiliate” of ours under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). Persons who can be considered our affiliates after the spin-off generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with us, and may include certain of our officers and directors. As of August 31, 2011, our directors and officers beneficially owned approximately 1,319,162 shares of ITT common stock. In addition, individuals who are affiliates of

ITT on the distribution date may be deemed to be affiliates of ours. Our affiliates may sell shares of our common stock received in the distribution only:

•	under a registration statement that the SEC has declared effective under the Securities Act; or

•	under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period commencing 90 days after the date that the registration statement, of which this Information Statement is a part, is declared effective, a number of shares of our common stock that does not exceed the greater of:

•	1.0% of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to restrictions relating to manner of sale and the availability of current public information about us.

In the future, we may adopt new stock option and other equity-based compensation plans and issue options to purchase shares of our common stock and other stock-based awards. We currently expect to file a registration statement under the Securities Act to register shares to be issued under these stock plans. Shares issued pursuant to awards after the effective date of the registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

Except for our common stock distributed in the distribution, none of our equity securities will be outstanding immediately after the spin-off and there are no registration rights agreements existing with respect to our common stock.

DIVIDEND POLICY

Following the distribution, we expect that initially Exelis will pay a dividend, although the timing, declaration, amount and payment of future dividends to our shareholders fall within the discretion of our Board of Directors and will depend on many factors, including our financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that Exelis’s Board of Directors considers relevant. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may limit or prohibit the payments of dividends. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends. There can also be no assurance that the combined annual dividends on ITT common stock, Xylem common stock and our common stock after the spin-off, if any, will be equal to the annual dividends on ITT common stock prior to the spin-off.

CAPITALIZATION

The following table presents Exelis’s historical capitalization at June 30, 2011 and our pro forma capitalization at that date reflecting the spin-off and the related transactions and events described in the notes to our unaudited pro forma combined condensed balance sheet as if the spin-off and the related transactions and events, including our financing transaction, had occurred on June 30, 2011. The capitalization table below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Exelis’s historical combined financial statements, our unaudited pro forma condensed combined financial statements and the notes to those financial statements included in this Information Statement.

We are providing the capitalization table below for informational purposes only. It should not be construed to be indicative of our capitalization or financial condition had the spin-off and the related transactions and events been completed on the date assumed. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we been operating as a separate, independent entity at that date and is not necessarily indicative of our future capitalization or financial condition.

	As of June 30, 2011
	Historical	Pro Forma
	(Unaudited)
	(In millions)

Capitalization:
Liabilities
Debt	$—	$890
Equity
Common stock ($0.01 par value)	—	2
Additional paid in capital	—	2,391
Parent company investment(1)	2,654	—
Accumulated other comprehensive loss	(73)	(1,151)

Total capitalization	$2,581	$2,132

(1)	Historically, cash received by us has been transferred to ITT, and ITT has funded our disbursement accounts on an as-needed basis. The net effect of transfers of cash to ITT cash management accounts is reflected in parent company investment in the combined balance sheets.

SELECTED HISTORICAL CONDENSED COMBINED FINANCIAL AND OTHER DATA

The following table presents the selected historical condensed combined financial data for Exelis. The condensed combined statement of operations data for each of the years in the three-year period ended December 31, 2010 and the condensed combined balance sheet data as of December 31, 2010 and 2009 set forth below are derived from Exelis’s audited combined financial statements included in this Information Statement. The condensed combined financial data for the six months ended June 30, 2011 and 2010 are derived from Exelis’s unaudited condensed combined financial statements included in this Information Statement. The condensed combined statement of operations data for the two years ended December 31, 2007 and 2006 and the condensed combined balance sheet data as of December 31, 2008, 2007 and 2006 are derived from Exelis’s unaudited combined financial statements that are not included in this Information Statement. The unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of our management, include all adjustments necessary for a fair presentation of the information set forth herein.

The selected historical condensed combined financial and other data presented below should be read in conjunction with Exelis’s combined financial statements and accompanying notes and “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this Information Statement. Exelis’s condensed combined financial data may not be indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we been operating as an independent, publicly traded company during the periods presented, including changes that will occur in our operations and capitalization as a result of the spin-off from ITT. See “Unaudited Pro Forma Condensed Combined Financial Statements” for a further description of the anticipated changes.

	As of and for
	Six Months Ended		As of and for
	June 30		Year Ended December 31
	2011	2010	2010	2009	2008(a)	2007(a)	2006
	(In millions)

Results of Operations
Revenue	$2,829	$2,894	$5,891	$6,061	$6,072	$4,190	$3,659
Operating income	235	309	689	702	650	445	357
Operating margin	8.3%	10.7%	11.7%	11.6%	10.7%	10.6%	9.8%
Income from continuing operations	161	199	448	459	414	290	210
Net income(b)	161	205	587	469	421	290	210
Financial Position
Total assets	4,403	4,467	4,295	4,498	4,530	4,596	2,160

(a)	In December 2007, we acquired EDO Corporation (EDO), which contributed to 2008 revenue growth of approximately 37.0% compared to 2007. Additionally, the EDO acquisition increased total assets by approximately $2 billion on the date of acquisition.

(b)	Net income for the six months ended June 30, 2010 and the years ended December 31, 2010, 2009 and 2008 includes $6, $139, $10 and $7 of income from discontinued operations, net of taxes. During 2010, we sold CAS, Inc., a component of our Information and Technical Services segment. CAS was part of the EDO acquisition noted above in Footnote (a).

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements of Exelis consist of unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2011 and for the fiscal year ended December 31, 2010, and an unaudited pro forma condensed combined balance sheet as of June 30, 2011. The unaudited pro forma condensed combined financial statements should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements included in this Information Statement.

The unaudited pro forma condensed combined financial statements have been derived from our historical combined financial statements included in this Information Statement and are not intended to be a complete presentation of our financial position or results of operations had the transactions contemplated by the Distribution Agreement and related agreements occurred as of and for the periods indicated. In addition, they are provided for illustrative and informational purposes only and are not necessarily indicative of our future results of operations or financial condition as an independent, publicly traded company. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable, that reflect the expected impacts of events directly attributable to the distribution and related transaction agreements, and that are factually supportable and for purposes of the statements of operations, are expected to have a continuing impact on us. However, such adjustments are subject to change based on the finalization of the terms of the distribution and related transaction agreements.

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2011 and fiscal year ended December 31, 2010 reflect our results as if the separation and related transactions described below had occurred as of January 1, 2010. The unaudited pro forma condensed combined balance sheet as of June 30, 2011 reflects our results as if the separation and related transactions described below had occurred as of such date.

The unaudited pro forma condensed combined financial statements give effect to the following:

•	the contribution, pursuant to the Distribution Agreement, by ITT to us of all the assets and liabilities that comprise our business;

•	the expected transfer, upon the spin-off, by ITT to us of other assets and liabilities that were not reflected in our historical combined financial statements. These assets and liabilities relate primarily to postretirement benefit plans for which we expect to become the plans’ sponsor upon completion of the spin-off;

•	our anticipated post-separation capital structure, including (i) the issuance of up to approximately 184 million shares of our common stock to holders of ITT common shares (this number of shares is based upon the number of ITT common shares outstanding on June 30, 2011 and an assumed distribution ratio of one share of Exelis common stock for each ITT common share); and (ii) the incurrence of $890 million of indebtedness and the making of the $701 million Contribution.

•	the impact of, and transactions contemplated by, a Tax Matters Agreement between us and ITT and the provisions contained therein; and

•	settlement of intercompany account balances between us and ITT.

The operating expenses reported in our carve-out historical combined statements of operations include allocations of certain ITT costs. These costs include allocation of ITT corporate costs, shared services, and other SG&A and non-SG&A related costs that benefit us. As a stand-alone public company, we do not expect our recurring costs to be materially higher than the expenses historically allocated to us from ITT.

We currently estimate costs that we will incur during our transition to being a stand-alone public company to range from approximately $15 million to $20 million. We have not adjusted the accompanying unaudited pro forma condensed combined statements of operations for these estimated costs as the costs are not expected to have an ongoing impact on our operating results. We anticipate that substantially all of these costs will be incurred within 18 months of the distribution. These costs primarily relate to the following:

•	accounting, tax and other professional costs pertaining to our separation and established us as a stand-alone public company;

•	compensation, such as modifications to certain bonus awards, upon completion of the separation;

•	relocation costs;

•	recruiting and relocation costs associated with hiring key senior management personnel new to our company;

•	costs related to establishing our new brand in the marketplace; and

•	costs to separate information systems.

Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and the timing of incurrence could change.

PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2011

						Pro-Forma
						for the
				Separation		Financing
		Financing		and Other		and the
	Historical(a)	Adjustments		Adjustments		Separation
	(In millions, except per share amounts)

Revenue	$2,829	$		$		$2,829
Cost of revenue	2,262					2,262
Selling, general and administrative expenses	279			(14	)(b)	265
Research and development expenses	48					48
Restructuring charges, net	5					5

Operating income	235			14		249
Interest expense	—	(19	)(c)			(19)
Miscellaneous income, net	14					14

Income (loss) from continuing operations before income tax expense	249	(19)		14		244
Income tax expense (benefit)	88	(7	)(d)	5	(d)	86

Income (loss) from continuing operations	$161	$(12)		$9		$158

Basic earnings per share:						$0.86	(k)
Diluted earnings per share:						$0.85	(l)
Weighted average number of shares outstanding:
Basic						184	(k)
Diluted						185	(l)

PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
FISCAL YEAR ENDED DECEMBER 31, 2010

				Pro- Forma
		Financing		for the
	Historical(a)	Adjustments		Financing
	(In millions, except per share amounts)

Revenue	$5,891	$—		$5,891
Cost of revenue	4,523	—		4,523
Selling, general and administrative expenses	525	—		525
Research and development expenses	119	—		119
Restructuring charges, net	35	—		35

Operating income	689			689
Interest expense	—	(38	)(c)	(38)
Miscellaneous income, net	7	—		7

Income (loss) from continuing operations before income tax expense	696	(38)		658
Income tax expense (benefit)	248	(14	)(d)	234

Income (loss) from continuing operations	$448	$(24)		$424

Basic earnings per share:				$2.32	(k)
Diluted earnings per share:				$2.32	(l)
Weighted average number of shares outstanding:
Basic				183	(k)
Diluted				183	(l)

PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2011

						Pro Forma
						for the
				Separation		Financing
	Historical	Financing		and Other		and the
	(a)	Adjustments		Adjustments		Separation
	(In millions)

ASSETS
Current assets:
Cash and cash equivalents	$20	$881	(e)	$(701	)(g)	$200
Receivables, net	1,022	—		—		1,022
Inventories, net	293	—		—		293
Deferred tax asset	121	—		19	(f)	140
Other current assets	50	—		3	(f)	53

Total current assets	1,506	881		(679)		1,708

Plant, property and equipment, net	447	—		5	(f)	452
Deferred income taxes	—	—		379	(f)	181
				(198	)(j)
Goodwill	2,154	—		—		2,154
Other intangible assets, net	236	—		—		236
Other non-current assets	60	9	(e)	61	(f)	130

Total non-current assets	2,897	9		247		3,153

Total assets	$4,403	$890		$(432)		$4,861

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$412	$—		$9	(f)	$421
Advance payments and billings in excess of cost	434	—				434
Compensation and other employee benefits	217	—		4	(f)	221
Other accrued liabilities	244	—		38	(f)	282
Current portion of long-term debt	—	240	(e)			240

Total current liabilities	1,307	240		51		1,598

Postretirement benefits	190	—		1,070	(f)	1,260
Deferred income tax liability	198	—		(198	)(i)	—
Long-term obligations, less current portion	—	650	(e)			650
Other non-current liabilities	127	—		18	(f)	111
				(34	)(h)

Total non-current liabilities	515	650		856		2,021

Total liabilities	1,822	890		907		3,619

Equity:
Common stock	—			2	(i)	2
Additional paid in capital	—			2,391	(i)	2,391
Parent company investment	2,654			406	(f)	—
				(701	)(g)
				34	(h)
				(2,393	)(i)
Accumulated other comprehensive loss	(73)			(1,078	)(f)	(1,151)

Total equity	2,581			(1,339)		1,242

Total liabilities and equity	$4,403	$890		$(432)		$4,861

NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(a)	Our historical combined financial statements reflect the historical financial position and results of operations of the Defense and Information Solutions segment of ITT, and do not reflect the impact of assets and liabilities that will be contributed to us by ITT in the spin-off and that are discussed separately in footnote (f).

(b)	Reflects the removal of separation costs directly related to the spin-off transaction that were incurred during the historical period. These costs were primarily for tax, accounting, and other professional fees.

(c)	The adjustment of $19 million and $38 million in the six months ended June 30, 2011 and the fiscal year ended December 31, 2010, respectively, represents interest expense and amortization of debt issuance costs in connection with debt securities described in footnote (e) below. The pro forma impact was based on the incurrence of $890 million of indebtedness issued with an assumed weighted average interest rate of 4.13%, and a weighted average life of approximately 7 years. We expect to capitalize debt issuance costs of approximately $9 million in connection with these debt arrangements.

A 1/8% variance in the assumed interest rate on the new debt securities would change annual interest expense by $1 million.

(d)	The provision for income taxes reflected in our historical financial statements was determined as if Exelis filed a separate, stand-alone consolidated income tax return. The pro forma adjustments were determined using the statutory tax rate in effect in the respective tax jurisdictions during the periods presented.

(e)	Reflects the incurrence of $890 million of indebtedness, net of debt issuance costs of $10 million. The $890 million of indebtedness consist of $400 million 5.550% senior notes due in 2021 and $250 million 4.250% senior notes due 2016, and $240 million of commercial paper and/or to be drawn under our credit facility. The target debt balance at the time of separation was determined by senior management based on a review of a number of factors including credit ratings consideration, forecast liquidity and capital requirements, expected operating results, and general economic conditions. Cash on hand following the spin-off transaction is expected to be used for general corporate purposes.

(f)	Reflects the impact of assets and liabilities that are expected to be contributed to us by ITT, primarily related to postretirement benefit plans and associated deferred tax positions. Effective as of the distribution date, ITT expects to transfer to Exelis certain defined benefit pension and other postretirement benefit plans, most significantly the ITT Salaried Retirement Plan, and Exelis expects to assume all liabilities and assets associated with such plans and become the plans’ sponsor. The net liabilities associated with such plans expected to be assumed by Exelis are approximately $1,059 million excluding net deferred tax assets of $393 million. We estimate that every 25 basis point change in the discount rate impacts the funded status of the U.S. Salaried Pension Plan by approximately $118 million. Similarly, every five percentage point change in the actual 2011 rate of return on assets impacts the same plan by approximately $187 million.

(g)	Reflects the Contribution to ITT of $701 million based upon the anticipated post-separation capital structure.

(h)	Reflects an adjustment to other non-current liabilities of $34 million comprising contingent tax liabilities related to unresolved tax matters that will be retained by ITT in connection with the separation as set forth in the Tax Matters Agreement that will be entered into with ITT. Additionally, there will be certain indemnifications extended between ITT and us in accordance with the terms of the Tax Matters Agreement. At the time of separation, we will record a liability necessary to recognize the fair value of such indemnifications. The pro forma adjustment does not include such liability. We are currently in the process of determining the impact, if any, on the amount of the liability currently recorded.

(i)	Represents the reclassification of ITT’s net investment in us, which was recorded in parent company equity, into additional paid-in-capital and the balancing entry to reflect the par value of approximately 184 million outstanding shares of common stock at a par value of $0.01 per share. We have assumed the number of outstanding shares of common stock based on the number of ITT common shares outstanding at June 30, 2011, which would result in approximately 184 million shares being distributed to holders of

ITT common shares, at an assumed distribution ratio of one share of Exelis common stock for each ITT common share.

(j)	Represents the reclassification of deferred tax liabilities to reflect our net deferred tax asset position.

(k)	Pro forma basic earnings per share and pro forma weighted-average basic shares outstanding are based on the number of ITT common shares outstanding on June 30, 2011 and December 31, 2010, respectively, adjusted for an assumed distribution ratio of one share of Exelis common stock for each ITT common share.

(l)	Pro forma diluted earnings per share and pro forma weighted-average diluted shares outstanding reflect potential common shares from ITT equity plans in which our employees participate based on the distribution ratio. While the actual impact on a go-forward basis will depend on various factors, including employees who may change employment from one company to another, we believe the estimate yields a reasonable approximation of the future dilutive impact of Exelis equity plans.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition together with the audited historical combined financial statements, the unaudited interim condensed combined financial statements and the notes thereto included in this Information Statement as well as the discussion in the section of this Information Statement entitled “Business.” This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this Information Statement entitled “Risk Factors” and “Special Note About Forward-Looking Statements.”

The combined financial statements and the interim condensed combined financial statements, which are discussed below, reflect the historical condition, results of operations and cash flows of Exelis. The financial information discussed below and included in this Information Statement, however, may not necessarily reflect what our financial condition, results of operations or cash flow would have been had we been a standalone company during the periods presented or what our financial condition, results of operations and cash flows may be in the future.

Except as otherwise indicated or unless the context otherwise requires, the information included in this discussion and analysis assumes the completion of all the transactions referred to in this Information Statement in connection with the separation and distribution. Unless the context otherwise requires, references in this Information Statement to “Exelis,” “we,” “us,” “our” and “our company” refer to Exelis Inc. and its combined subsidiaries. References in this information statement to “ITT” or “parent” refer to ITT Corporation, an Indiana corporation, and its consolidated subsidiaries, unless the context otherwise requires. Amounts are in millions unless stated otherwise.

Separation from ITT Corporation

On January 12, 2011, ITT Corporation (ITT) announced a plan to separate its Defense and Information Solutions (D&IS) segment from the remainder of its businesses through a pro rata distribution of common stock of an entity holding the assets and liabilities associated with the Defense and Information Solutions segment. We were incorporated in Indiana on May 4, 2011 to be the entity to hold such businesses and subject to approval by the Board of Directors of ITT and other conditions described below.

The combined financial statements presented herein, and discussed below, have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of the Defense and Information Solutions business of ITT. The combined financial statements reflect our financial position, results of operations and cash flows as we were historically managed, in conformity with accounting principles generally accepted in the United States of America or GAAP.

The distribution of our common stock to ITT shareholders is conditioned on, among other things, final approval of the distribution plan by the ITT Board of Directors; the receipt of a private letter ruling from the Internal Revenue Service, or IRS, substantially to the effect that, among other things, the contribution by ITT of the assets and liabilities of its Defense and Information Solutions segment to Exelis, or the contribution, and the distribution will qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355(a) and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended, or the Code; the receipt of a legal opinion as to the satisfaction of certain requirements necessary for the contribution and the distribution to qualify as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code upon which the IRS will not rule; the U.S. Securities and Exchange Commission, or the SEC, declaring effective our Registration Statement on Form 10.

We intend to enter into a Master Transition Services Agreement with ITT and Xylem, under which each of ITT and Xylem or their respective affiliates will provide us with certain services, and we or certain of our affiliates will provide each of ITT and Xylem certain services, for a limited time to help ensure an orderly transition for each of Exelis, ITT and Xylem following the distribution. We anticipate that under the Master Transition Services Agreement, Exelis will receive certain services (including information technology, financial, procurement and human resource services, benefits support services and other specified services) from ITT and Xylem, and Exelis will provide certain services (including information technology, human resources services and other specified services) to ITT and/or Xylem. We expect these services will be initially provided at cost with scheduled, escalating increases to up to cost plus 10% and are planned to extend for a period of 3 to 24 months in most circumstances. As these costs have been historically included in our operating results through allocations from ITT, we do not expect the costs associated with this transaction services agreement to materially affect our results of operations or cash flows after becoming a standalone company.

Subsequent to the distribution, we expect to incur one-time expenditures primarily consisting of employee-related costs, costs to start up certain stand-alone functions and information technology systems, and other one-time transaction related costs. Additionally, we will incur increased costs as a result of becoming an independent publicly-traded company, primarily from higher charges than in the past from ITT for establishing or expanding the corporate support for our businesses, including information technology, human resources, treasury, tax, risk management, accounting and financial reporting, investor relations, governance legal, procurement and other services and from transition services. We believe our cash flow from operations will be sufficient to fund these additional corporate expenses.

Executive Summary

Our business is organized into two segments, C4ISR Electronics and Systems (C4ISR) and Information and Technical Services (I&TS). Through our C4ISR Electronics and Systems segment we provide communications, sensing and surveillance, space and advanced engineering related products and systems for government and commercial customers around the world. Through our Information and Technical Services segment we provide a broad range of systems integration, operations, sustainment, advanced engineering, logistics, space launch, and range-support solutions for a wide variety of U.S. Military and government agency customers. We participate in many high priority defense technology programs in the United States and abroad. We conduct most of our business with the U.S. Government, principally the Department of Defense (DoD).

Exelis reported revenue of $2.83 billion for the six months ended June 30, 2011, a decrease of approximately 2.2% from $2.89 billion reported in the same prior period in 2010. The decline in revenue was primarily driven by lower demand in our counter improvised explosive device (CIED) and Single Channel Ground and Airborne Radio System (SINCGARS) product lines, which had higher volumes in prior years due to the compelling need of the war fighter. The decline in C4ISR was partially offset by growth in our I&TS segment, which experienced approximately 26% growth from the same period in the prior year. Operating income for the six months ended June 30, 2011, was $235, reflecting a decline of $74 or 23.9% compared to the same prior period in 2010. Overall operating margin has declined year over year due to a shift in sales from higher margin products to lower margin services, which is in line with our longer term expectation for the business.

Company highlights for the first six months of 2011 included the following:

•	The I&TS business benefited from options and extensions exercised by the Army Prepositioned Stock (APS-5) Kuwait, K-BOSSS and SCNS service contracts.

•	A strategic win in the C4ISR business resulted in an international contract to supply the South Korean government with a towed minesweeping system, and sustained program performance secured our position as a provider of GPS satellite payloads via the GPSIII program.

•	Total backlog expanded by $400 to $11.90 billion as it benefited from strong demand in the I&TS business. See “Business — Backlog.”

Exelis reported revenue of $5.89 billion for the year ended December 31, 2010, a decrease of approximately 3% from $6.1 billion reported in 2009. Declines were primarily driven by lower demand in our CIED and SINCGARS product lines, which had higher volumes in prior years due to the compelling need of the war fighter. Despite lower revenues on these higher margin products, operating margin on income of $689 remained relatively consistent with the prior year at 11.7%. The operating margin sustainment resulted from improved program execution, strategic realignment of the businesses, and productivity savings generated by initiatives taken over the past two years.

Company highlights for 2010 included the following:

•	Executed a strategic realignment that created greater efficiencies and better alignment of our technical capabilities with our customers’ needs. Additionally, we completed the divestiture of CAS, our Systems Engineering and Technical Assistance (SETA) business, which generated proceeds of $237 and an after-tax gain on sale of $130.

•	Positions secured in the I&TS segment on a number of significant U.S. Government programs, including the FAA Systems Engineering 2020 (SE2020) support contract, the NASA Space Communications Network Services and Kuwait Base Operations & Security Support Services (KBOSSS) contract, and the Army Corps of Engineers Middle East District to provide facilities operations, maintenance and training services for the Afghanistan National Security Forces.

•	The C4ISR business won additional contracts for satellite imagers as part of the EnhancedView contract with Digital Globe and GeoEye. It also received a new award to expand the applicability of one of our airborne electronic countermeasures product lines (ALQ-214) currently on F-18 E/F to include previous revisions of the F-18 C/D.

Further details related to these results are contained in the Discussion of Financial Results sections.

Key Performance Indicators and Non-GAAP Measures

Management reviews key performance indicators including revenue, segment operating income and margins, orders growth, and backlog, among other metrics on a regular basis. In addition, we consider certain additional measures to be useful to management and investors evaluating our operating performance for the periods presented, and provide a tool for evaluating our ongoing operations, liquidity and management of assets. This information can assist investors in assessing our financial performance and measures our ability to generate capital for deployment among competing strategic alternatives and initiatives, including, but not limited to, acquisitions, and debt repayment. These metrics, however, are not measures of financial performance under accounting principles generally accepted in the United States of America (GAAP) and should not be considered a substitute for revenue, operating income, income from continuing operations, or net cash from continuing operations as determined in accordance with GAAP. We consider the following non-GAAP measures, which may not be comparable to similarly titled measures reported by other companies, to be key performance indicators:

•	“adjusted income from continuing operations” defined as income from continuing operations, adjusted to exclude items that include, but are not limited to significant charges or credits that impact current results, but not related to our ongoing operations, unusual and infrequent non-operating items and non-operating tax settlements or adjustments. A reconciliation of adjusted income from continuing operations is provided below.

			Years Ended
	Six Months Ended		December 31,
	June 30, 2011	June 30, 2010	2010	2009	2008

Income from continuing operations	$161	$199	$448	$459	$414
Separation costs, net of tax	9	—	—	—	—

Adjusted income from continuing operations	$170	$199	$448	$459	$414

Known Trends and Uncertainties

Economic Opportunities, Challenges, and Risks

The U.S. continues to face a complex and changing national security environment, and domestic economic challenges, such as unemployment, federal budget deficits and the growing national debt. The U.S. Government’s investment in capabilities that respond to our evolving security threats is considered along with other spending priorities and domestic economic and fiscal challenges. We believe that the U.S. Government will continue to place a high priority on defense spending and national security, as well as economic challenges, and will continue to invest in sophisticated systems providing long-range surveillance and intelligence, battle management, precision strike, and strategic agility.

The U.S. Government faces the additional challenge of recapitalizing equipment and rebuilding readiness while also pursuing modernization and reducing overhead and inefficiency. The DoD has announced several initiatives to improve efficiency, refocus priorities and enhance DoD business practices including those used to procure goods and services from defense contractors.

These DoD initiatives are organized into five major areas: affordability and cost growth; productivity and innovation; competition; services acquisition; and processes and bureaucracy. Initial plans resulting from these initiatives were announced in early 2010 and the DoD has said it expects that these initiatives will generate $100 billion in savings. On January 6, 2011, Secretary Gates provided initial details on fiscal year 2012 defense budget and programmatic plans, and elaborated on the allocation of the $100 billion in expected savings from efficiency initiatives. The Secretary described plans to allocate $28 billion for increased operating costs and $70 billion for investment in high priority capabilities. In addition to the efficiency savings, the DoD has said it plans to reduce defense spending from its prior plans by $78 billion over the next five fiscal years.

On April 15, 2011, President Obama signed into law a budget for fiscal year 2011. The Congressional Budget Office estimates the budget deal trims $38 billion relative to fiscal year 2010 spending levels. This provides a budget for the DoD of $671 billion for fiscal year 2011. This is approximately $4 billion more than the actual fiscal year 2010 DoD budget of $667 billion. However, it is about $17 billion less than the $688 billion in the President’s fiscal year 2011 budget request. Total non-security discretionary spending for fiscal year 2011 will be about $42 billion less than in 2010 with the Departments of Housing and Transportation as well as Commerce, Justice and Science taking the bulk of the reductions.

Although reductions to certain programs in which we participate or for which we expect to compete are always possible, we believe that spending on recapitalization, modernization and maintenance of defense and homeland security assets will continue to be a national priority. Future defense spending is expected to include the development and procurement of new manned and unmanned military platforms and systems along with advanced electronics and software to enhance the capabilities of individual systems and provide for the real-time integration of individual surveillance, information management, strike, and battle management platforms. Given the current era of irregular warfare, we expect an increase in investment in persistent awareness with intelligence, surveillance and reconnaissance (ISR) systems, cyber warfare, and expansion of information available for the war fighter to make timely decisions. Other significant new competitive opportunities are expected to include long range strike, directed energy applications, missile defense, satellite communications systems, restricted programs, cybersecurity, technical services and information technology contracts, as well as international and homeland security programs. The risk of tighter defense budgets has not had a material impact on our current operations. The proposed cuts are future oriented and the budget passed by the U.S. Congress for the 2011 fiscal year did not materially impact our current operations.

The Budget Control Act of 2011 includes provisions which, if fully enacted, could materially reduce DoD spending over ten years compared to previous spending projections. Although details have yet to be provided on where “security” category savings will be found from the Budget Control Act of 2011, or what portion of these savings will be required from DoD, we expect increased uncertainty and lower top-line DoD spending over the next several years. However, we believe that the impact on 2012 fiscal year budgets will be marginal, and that current Appropriations Committee markups to the President’s 2012 budget are expected to pass without much further modification. We expect the majority of cuts to be allocated to the latter half of the ten-

year period over which the cuts are supposed to be made. The cuts may include force structure reductions as well as investment account (that is, procurement and research and development) savings. It is difficult to estimate whether any cuts enacted may have a material impact on our business until more information is provided by the government on which forces and programs are to be targeted, or are most likely to be targeted, for spending cuts.

The fiscal year 2012 U.S. Department of Defense (DoD) budget was submitted to Congress by President Obama, but remains under deliberation. The administration’s spending and programmatic priorities detailed in the DoD budget request and aligned with the 2010 Quadrennial Defense Review, include investments of an enduring nature and focus on the future challenges of modernization and transformation of forces and capabilities. Examples include intelligence, surveillance and reconnaissance, network communications, cyber warfare and security, unmanned aircraft and integrated logistics support. Our portfolio of defense solutions, which covers a broad range of air, sea and ground platforms and applications, aligns with the priorities outlined by the DoD. However, uncertainty related to potential changes in appropriations and priorities could materially impact our business.

Programs related specifically to the support of ongoing operations in Iraq and Afghanistan face declining revenue streams going forward. This expectation is reflected in our business plans. The degree to which a reduction in these activities accelerates or not remains an area of uncertainty. There has been particular uncertainty around the U.S. administration’s earlier statements and intentions regarding reducing troop level presence in Afghanistan beginning in mid-2011.

Ongoing Department of Defense acquisition reform and Secretary Gates’ cost savings initiatives, combined with increased industry competitiveness to win long-term positions on key programs, could add pressure to industry sales levels and profit margins going forward.

The Company currently anticipates a range of $15 to $20 associated with the planned spin-off transaction primarily consisting of employee-related costs, costs to start up certain stand alone functions and information technology systems and other one-time transaction-related costs.

Recent Developments in U.S. Cost Accounting Standards (CAS) Pension Recovery Rules

On May 10, 2010, the U.S. Government CAS Board published a Notice of Proposed Rulemaking (NPRM) that, if adopted, would provide a framework to partially harmonize the CAS rules with the Pension Protection Act of 2006 (PPA) funding requirements. The NPRM would harmonize by partially mitigating the mismatch between CAS costs and PPA-amended ERISA minimum funding requirements. The NPRM results in an acceleration of allowable CAS pension costs over the next five years as compared with our current CAS pension costs. Until the final rule is published, and to the extent that the final rule does not completely eliminate mismatches between ERISA funding requirements and CAS pension costs, government contractors maintaining defined benefit pension plans will continue to experience a timing mismatch between required contributions and pension expenses recoverable under CAS. The CAS Board is expected to issue a final rule prior to year-end 2011. Depending on the effective date, the final rule will likely apply to our contracts starting in 2012. We anticipate that government contractors will be entitled to an equitable adjustment for any additional CAS contract costs resulting from the final rule.

The information provided above represents a list of known trends and uncertainties that could impact our business in the foreseeable future. It should, however, be considered along with the risk factors identified under the caption “Risk Factors” and the matters identified under the caption “Special Note About Forward-Looking Statements” in this Information Statement.

DISCUSSION OF FINANCIAL RESULTS

Combined Operating Results

Selected financial highlights are presented in the table below:

	Six Months Ended
	June 30,			Year Ended December 31,
	2011	2010	Change	2010	2009	Change
	(Unaudited)

Product and service revenue	$2,829	$2,894	(2.2)%	$5,891	$6,061	(2.8)%
Cost of product and service revenue	2,262	2,244	0.8%	4,523	4,630	(2.3)%
Operating expenses	332	341	(2.6)%	679	729	(6.9)%
Operating income	235	309	(23.9)%	689	702	(1.9)%
Operating margin	8.3%	10.7%		11.7%	11.6%
Miscellaneous income (expense), net	14	(1)		7	(2)
Income tax expense	88	109	(19.3)%	248	241	2.9%
Effective tax rate	35.3%	35.4%		35.6%	34.4%
Income from continuing operations	161	199	(19.6)%	448	459	(2.4)%
Income from discontinued operations, net of tax	—	6		139	10

Net income	$161	$205	(21.5)%	$587	$469

Revenue

In the first half of 2011, revenue growth in the I&TS segment nearly offset declines in the C4ISR segment compared to the prior year. I&TS service year-to-date revenue grew by approximately 25.7%, or $301, compared to the prior year for a total of $1,474. The higher concentration of service revenue reflected in the 2011 year-to-date results are in line with longer term expectations for revenue mix.

The following table illustrates revenue for our segments for the six months ended June 30, 2011 and 2010 as well as the twelve months ended December 31, 2010 and 2009:

	Six Months Ended
	June 30,			Year Ended December 31,
	2011	2010	Change	2010	2009	Change
	(Unaudited)

C4ISR Electronics & Systems	$1,368	$1,731	(21.0)%	$3,608	$3,795	(4.9)%
Information & Technical Services	1,474	1,173	25.7%	2,303	2,291	—%
Eliminations	(13)	(10)		(20)	(25)

Total	$2,829	$2,894	(2.2)%	$5,891	$6,061	(2.8)%

Comparison of six months ended June 30, 2011 to six months ended June 30, 2010

C4ISR Electronics and Systems revenue for the six months ended June 30, 2011 was $1,368, reflecting a decline of $363 or approximately 21.0%, as compared with the same period in 2010. The decrease is primarily due to $186 lower sales in Communications Systems and Force Protection Systems (CFPS) of CREW 2.1 special purpose jammers and $96 related to domestic SINCGARS. The CREW 2.1 program has reached maturity and we do not expect significant sales to occur under this program going forward. However, during the first quarter of 2011, we received a significant award for CREW 3.3, the next generation of CREW technology. The extent by which CREW 3.3 will replace the CREW 2.1 program is an area of uncertainty. Additionally, we experienced lower revenues from our space-based classified programs of $33, which was offset by growth in our GPS-III (Global Positioning Systems III) and OCX (Next Generation GPS Control) programs of $35.

Information and Technical Services revenue for the six months ended June 30, 2011, was $1,474, reflecting an increase of $301 or approximately 25.7%, as compared with the same period in 2010. The increase is primarily due to contract wins on our Middle Eastern Programs (MEP), namely K-BOSSS (Kuwait Base Operations and Security Support Services) and surge-related efforts for support of the U.S. Armed Services in Kuwait and Afghanistan. KBOSS provided revenue of $197, while the APS-5 Kuwait and Afghanistan efforts provided revenue of $245. The increase in revenue was partially offset by lower revenue on our GMASS (Global Maintenance and Supply Services) contract of approximately $121.

Orders received increased 34.8% or $674 to $2,609 during the six months ended June 30, 2011 as compared with the same period in 2010. The increase in funding awards was driven primarily by the APS-5 Kuwait, K-BOSSS and SCNS service contracts and a combination of international and domestic night vision goggle awards being the largest contributors. The overall increase was also supported by favorable comparisons in the air traffic management businesses which more than offset a decline in order input within the counter IED product line and SINCGARS.

Comparison of year ended December 31, 2010 to year ended December 31, 2009

C4ISR Electronics and Systems revenue was $3,608, reflecting a decline of $187 or approximately 4.9%, as compared with 2009. The decrease is primarily due to approximately $513 lower sales in our CFPS product lines related to volume declines in surge-related equipment, specifically CREW 2.1 electronic jammers and SINCGARS related to the urgent and compelling needs in past years. This decrease was partially offset by increased sales related to our special purpose electronic jammer equipment of approximately $201 and increased sales in our Integrated Structures (IS) programs of approximately $65. Additionally, we had higher sales related to our night vision goggles sold to U.S. allies.

Order activity related to CREW 2.1 and U.S. SINCGARS programs began receding in 2009 due to reduced U.S. troop deployment and programmatic timing. However, during 2010, we received key awards to develop the next generation of battlefield improvised explosive device detection, such as CREW 3.2 and 3.3. Additionally, we received orders totaling approximately $200 for the next two commercial imagining satellites within the EnhancedView program.

Information and Technical Services revenue was $2,303 which was consistent with the prior year’s revenue of $2,291, Logistical service, air-traffic management and international security program activities generated growth of approximately 8.4% during 2010. The strength in the logistical service portion of our business was assisted by activity under several key facilities management awards received in the second half of 2009 and during 2010, including Kuwait, Afghanistan and the Logistics Civil Augmentation Program (LOGCAP), among others. However, growth from these programs was offset by a similar decline in our involvement in the Data & Analysis Center for Software (DACS) program.

As noted in the “Executive Summary” section, during 2010, we secured positions on a number of significant U.S. Government service-related programs, including the FAA Systems Engineering 2020 (SE2020) support, the NASA Space Communications Network Services (SCNS) and the Kuwait and Afghanistan Base Operations & Security Support Services. These contracts have a maximum estimated potential value of approximately $4.9 billion with all options exercised. See below for further information:

SE2020 — this contract has been awarded by the FAA to lead a team of aviation industry companies to support the development of advanced concepts involving the most challenging issues facing the FAA’s Next Generation Air Transportation System initiative to modernize the U.S. national airspace system. This contract has a maximum estimated potential value with all options exercised of $1.4 billion, with a five-year base period and five one-year options.

Kuwait Facilities Operations — this contract has been awarded by the U.S. Army Rock Island Contracting Center to provide comprehensive support services for all U.S. Army facilities in Kuwait. This contract has a maximum estimated potential value with all options exercised of $1.4 billion, with a one-year base period and four one-year options.

SCNS — this contract was originally awarded in October 2008 to support NASA space and near-Earth networks that provide most of the communications and tracking services for a wide range of Earth-orbiting spacecraft, but commencement of the contract work was delayed due to a number of protests filed by the incumbent contractor. These protests were cleared during the fourth quarter of 2010. The contract has a base performance period of five years and three months, with two one-year option periods, and a maximum estimated potential value with all options exercised of $1.3 billion.

Afghanistan National Security Forces Facilities Support — this program award pertains to two individual contracts with the U.S. Army Corps of Engineers Middle East District to provide facilities operations, maintenance and training services for the Afghanistan National Security Forces in Northern Afghanistan and Southern Afghanistan. Each award is for a one-year base period with options for four additional years. The contract has an estimated potential value of $450 for Northern Afghanistan and $350 for Southern Afghanistan, with all options exercised.

Cost of Product and Service Revenue

Cost of product and service revenue, selling, general and administrative (SG&A) and internal research and development expenses are comprised of the following:

	Six Months Ended
	June 30,			Year Ended December 31,
	2011	2010	Change	2010	2009	Change
	(Unaudited)

Cost of product revenue	$954	$1,216	(21.5)%	$2,491	$2,629	(5.2)%
% of product revenue	69.7%	70.2%		69.0%	69.3%
Cost of service revenue	1,308	1,028	27.2%	2,032	2,001	1.5%
% of service revenue	88.7%	87.6%		88.2%	87.3%
Selling, general and administrative expensive	279	264	5.7%	525	582	(9.8)%
% of total revenues	9.9%	9.1%		9.0%	9.6%
Research and development expenses	48	58	(17.2)%	119	142	(16.2)%
% of total revenues	1.7%	2.0%		2.0%	2.3%
Restructuring and asset impairment charges, net	5	19		35	5

Cost of product and service revenue	$2,594	$2,585	0.3%	$5,202	$5,359	(2.9)%

Comparison of six months ended June 30, 2011 to six months ended June 30, 2010

The decrease in cost of product revenue of $262 for the six months ended June 30, 2011 was primarily due to the lower sales noted above and productivity improvements in our C41SR Electronics and Systems segment.

The increase in cost of service revenue of $280 for the six months ended June 30, 2011 compared to the same period in 2010 was primarily due to higher revenue. The increase as a percent of service revenue of 110 basis points is primarily due to higher costs on newly initiated contracts as compared to the same period in the prior year.

Comparison of year ended December 31, 2010 to year ended December 31, 2009

Cost of product revenue in 2010 decreased $138, or 5.2% from 2009 primarily due to lower sales volume noted above.

Cost of services revenue in 2010 increased $31 or 1.5% from 2009 primarily due to the higher sales volume as noted above. The increase as a percentage of service revenue was primarily due to the mix of contracts during the year compared to 2009.

Selling, General & Administrative Expenses

Comparison of six months ended June 30, 2011 to six months ended June 30, 2010

SG&A expenses as a percent of total revenue was 9.9% for the six months ended June 30, 2011 compared to 9.1% for the same period in 2010 primarily due to increases in spin-off related expenses and other SG&A expenses of approximately $15 and international marketing efforts of $2. This increase was partially offset by lower other intangible amortization of approximately $6 related to our 2007 acquisition of EDO Corporation.

Comparison of year ended December 31, 2010 to year ended December 31, 2009

SG&A expenses for 2010 decreased $57 versus 2009. SG&A expenses as a percentage of total revenue decreased from 9.6% in 2009 to 9.0% in 2010, primarily due to cost reductions realized from streamlining our organizational structure in 2010. Additionally, there was a year over year reduction in other intangible amortization expense of approximately $21 due to certain other intangible assets acquired in connection with our 2007 purchase of EDO becoming fully amortized in 2009.

Research and Development Expenses (R&D)

Comparison of six months ended June 30, 2011 to six months ended June 30, 2010

R&D expenses decreased by $10 in 2011 or approximately 17.2% compared to 2010, related to the completion of certain R&D projects for integrated electronic warfare systems and other communication technologies within our C4ISR Electronics and Systems segment.

Comparison of year ended December 31, 2010 to year ended December 31, 2009

R&D expenses decreased $23 in 2010 or approximately 16.2%, as compared with the same period in 2009. The decrease was primarily due to the completion of certain R&D projects for integrated electronic warfare systems and other communication technologies within our C4ISR Electronics and Systems segment.

Restructuring and Asset Impairment Charges, Net

Comparison of six months ended June 30, 2011 to six months ended June 30, 2010

During the first six months of 2011, we recognized net restructuring charges of $5 associated with headcount reductions within our C4ISR Electronics and Systems segment and Information and Technical Services segment. During the first six months of 2010, we recognized restructuring costs of $19 primarily related to an initiative to realign our organizational structure and reduce the number of business units. This action was substantially complete as of December 31, 2010. See Note 4, “Restructuring Charges,” in the Notes to the Condensed Combined Financial Statements for additional information.

Comparison of year ended December 31, 2010 to year ended December 31, 2009

During 2010, we recognized net restructuring charges of $35, representing a $30 increase as compared to the prior year. This increase in expense was mainly attributable to our initiative related to our segment realignment action with the objective of enabling better product portfolio integration, encouraging a more coordinated market approach and reducing operational redundancies and included the cost of employee separation and the cost relating to the closure of three manufacturing facilities. As of December 31, 2010, we consider this action to be substantially complete, except for remaining cash payments of $9 to settle remaining severance liabilities. See Note 5, “Restructuring and Impairment Charges,” in the Notes to the Combined Financial Statements for additional information.

Operating Income

The following table illustrates the six months ended June 30, 2011 and 2010 as well as the 2010 and 2009 operating income results of our business segments, including operating margin results.

	Six Months Ended
	June 30,			Year Ended December 31,
	2011	2010	Change	2010	2009	Change
	(Unaudited)

C4ISR Electronics & Systems	$171	$237	(27.8)%	$563	$563	—
Operating margin	12.5%	13.7%		15.6%	14.8%
Information and Technical Services	64	72	(11.1)%	126	139	(9.4)%
Operating margin	4.3%	6.1%		5.5%	6.1%
Total operating income	$235	$309	(23.9)%	$689	$702	(1.9)%
Combined operating margin	8.3%	10.7%		11.7%	11.6%

Comparison of six months ended June 30, 2011 to six months ended June 30, 2010

Operating income at C4ISR Electronics and Systems for the six months ended June 30, 2011, decreased $66, or 27.8%, compared with the same period in 2010 and operating income as a percentage of revenue was 12.5%, compared to 13.7% for the same period in 2010. The decrease in operating margin was primarily driven by lower sales on surge related products partially offset by lower R&D of $9 and intangible amortization expense of $4 related to our 2007 acquisition of EDO Corporation.

Operating income at Information and Technical Services for the six months ended June 30, 2011, decreased $8 or 11.1%, compared with the same period in 2010 and operating income as a percentage of revenue was 4.3% compared to 6.1% for the same period in 2010. The lower operating margin was primarily due to unfavorable sales mix as compared to the same period in 2010.

As demand has changed from surge-related equipment such as CREW 2.1 and SINGGARS to increased volume in our operational services business on contracts such as K-BOSSS and the U.S. Armed Services contracts in Kuwait and Afghanistan, we expect the current margins to be more in line with longer term operating margin expectations.

Comparison of year ended December 31, 2010 to year ended December 31, 2009

Operating income at C4ISR Electronics and Systems of $563 in 2010 was consistent with the same period in 2009 and operating income as a percentage of revenue was 15.6%, compared to 14.8% for the same period in 2009. The increase in operating margin as a percentage of sales was primarily due to reduced selling, administrative and general expenses of approximately $57 and lower R&D expenses of approximately $23 as a result of our realignment activities and completion of some key electronic warfare and communications R&D projects and lower amortization of other intangibles of approximately $21. This was partially offset by additional restructuring expenses of approximately $30.

Operating income at Information and Technical Services in 2010 decreased $13 or 9.4% as compared with the same period in 2009 and operating income as a percentage of revenue was 5.5%, a decline from 6.1% for the same period in 2009. The decrease in operating income and margin is primarily due to an unfavorable mix shift towards lower margin base operations support services and incremental investments in selling, general and administrative expenses to support growth in Cyber, ATM and other service pursuits.

Impacts to Operating Income from Postretirement Expense

We recorded $7 of net periodic postretirement cost (pension and other employee-related defined benefit plans) during 2010, compared with costs of $12 in 2009.

In 2011, we expect to incur approximately $10 of net periodic postretirement cost, representing an increase of $3, or 43% as compared to 2010. This increase is primarily attributable to additional amortization of net actuarial losses.

U.S. Government Cost Accounting Standards govern the extent to which postretirement costs and plan contributions are allocable to and recoverable under contracts with the U.S. Government. As a result, we have sought and expect to continue to seek reimbursement from the DoD for a portion of our postretirement costs and plan contributions.

Income Tax Expense

Comparison of six months ended June 30, 2011 to six months ended June 30, 2010

For the six month period ended June 30, 2011, the Company recorded an income tax provision from continuing operations of $88 or 35.3% of income before income taxes compared to $109 or 35.4% during the same prior year period. For both periods presented, the effective tax rate is slightly lower than the federal statutory rate of 35% due to favorable impacts from the U.S. manufacturing deduction and research and developmental credits substantially offset by the unfavorable impact of state taxes.

Comparison of year ended December 31, 2010 to year ended December 31, 2009

In 2010 and 2009, the Company recorded an income tax provision from continuing operations of $248 and $241, respectively, which represents effective tax rates of 35.6% and 34.4%, respectively. For 2010, the effective tax rate is slightly higher than the federal statutory rate of 35% due to unfavorable impacts of both state taxes and foreign earnings repatriation offset substantially by favorable impacts from the U.S. manufacturing deduction and research and developmental credits. For 2009, the effective tax rate is slightly lower than the federal statutory rate of 35% due to favorable impacts from the U.S. manufacturing deduction and research and developmental credits substantially offset by the unfavorable impact of state taxes.

Income From Discontinued Operations, Net of Tax

Income from discontinued operations, net of tax, was $139 for 2010, as compared to $10 for 2009. The increase of $130 primarily reflects the recognition of an after-tax gain on sale of $130 related to our divesture of CAS, Inc. (CAS), which was sold on September 8, 2010. CAS generated after-tax income from operations of $9 for both the 2009 twelve-month period and 2010 period prior to its sale.

Backlog

“Backlog” is segmented as “funded” which represents unfilled firm orders for which funding has been authorized and appropriated by the customer, and “unfunded” which represents firm orders and potential options on multi-year contracts, excluding protested awards and potential orders under indefinite delivery/indefinite quantity (IDIQ) contracts. A summary of historical backlog levels is provided below (in billions).

	As of
	June 30,	As of December 31,
	2011	2010	2009

Funded backlog	$3.8	$4.1	$5.1
Unfunded backlog	8.1	7.4	4.9

Total backlog	$11.9	$11.5	$10.0

On June 30, 2011, total backlog was $11.9 billion compared to $11.5 billion at the end of 2010. The increase relates to key contract wins for TAC-SWACAA (Total Army Communications Southwest Asia, Central Asia and Africa), APS-5, GPS III EMD (Engineering, Manufacturing and Design), and electronic warfare systems on the Special Operations Aircraft (SOA) contract, partially offset by lower order input for Night Vision goggles under Omni-7 contract and SINCGARS. Total backlog includes both funded backlog

(firm orders for which funding is contractually obligated by the customer) and unfunded backlog (firm orders for which funding is not currently contractually obligated by the customer), which represents firm orders and potential options on multi-year contracts, excluding protested awards and potential orders under indefinite delivery/indefinite quantity (IDIQ) contracts. Backlog is converted into revenue as work is performed or deliveries are made. The level of order activity related to Defense programs can be affected by the timing of government funding authorizations and project evaluation cycles. Year-over-year comparisons could, at times, be impacted by these factors, among others.

Discussion of Financial Results for Years ended December 31, 2009 and 2008

	Year Ended December 31,
	2009	2008	Change

Total revenue	$6,061	$6,072	—
Cost of product and service revenue	4,630	4,693	(1.3)%
Operating expenses	729	729	—
Operating income	702	650	8.0%
Operating margin	11.6%	10.7%
Miscellaneous (expense) income, net	(2)	7
Income tax expense	241	243	—
Effective tax rate	34.4%	37.0%
Income from continuing operations	459	414	(10.9)%

Income from discontinued operations, net of tax	10	7

Net income	$469	$421

Revenue

	Year Ended December 31,
	2009	2008	Change

C4ISR Electronics & Systems	$3,795	$3,896	(2.6)%
Information and Technical Services	2,291	2,199	4.2%
Eliminations	(25)	(23)

Total revenue	$6,061	$6,072

Comparison of year ended December 31, 2009 to year ended December 31, 2008

C4ISR Electronics and Systems revenue was $3,795, reflecting a decline of $101 or approximately 2.6%, as compared with 2008. The lower revenue was primarily due to volume declines in U.S. SINCGARS and CREW 2.1 of $174. In addition, our 2009 program revenue was adversely affected by our Transition Switch Module program of $72 which ended in 2008. The decline in revenue from these programs was partially offset by revenue growth from increased volume of night vision goggles sold to international customers of $40, Airborne Integrated Electronic warfare systems and radar systems of $78, as well as the GPS III program and other classified programs.

Information and Technical Services revenue was $2,291, reflecting an increase of $92 or approximately 4.2% as compared with 2008. The increased revenue was primarily due to logistical service contract wins at Fort Benning and Maxwell Air Force Base, as well as increased activity under the Global Maintenance and Supply Services (GMASS) agreement with the U.S. Army. In addition, revenue during 2009 benefited from an increase in engineering services related to the Tethered Aerostat Radar System (TARS) program and the Federal Aviation Administration’s (FAA) next generation air-traffic control program. These positive service revenue contributions were partially offset by a decline in Logistics Civil Augmentation Program (LOGCAP) revenues.

Cost of Product and Service Revenue

Cost of product and service revenue, selling, general and administrative and internal research and development expenses are comprised of the following:

	Year Ended December 31,
	2009	2008	Change

Cost of product revenue	$2,629	$2,791	(5.8)%
% of product revenue	69.3%	71.6%
Cost of service revenue	2,001	1,902	5.2%
% of service revenue	87.3%	86.5%
Selling, general & administrative	582	605	(3.8)%
% of total revenue	9.6%	10.0%
Research & development	142	111	27.9%
% of total revenue	2.3%	1.8%
Restructuring and asset impairment charges, net	5	13

Cost of product and service revenue	$5,359	$5,422	(1.2)%

Cost of product revenue in 2009 decreased $162, or 5.8% from 2008 primarily due to the lower revenue noted above, while amounts decreased as a percentage of product revenue from 71.6% to 69.3% due to productivity cost saving initiatives on our SINCGARS and Crew product lines and sourcing strategies.

Cost of services revenue in 2009 increased $99 or 5.2% from 2008 primarily due to the higher sales noted above. The slight increase as a percent of service revenue was mainly attributable to our program mix in our base operations and logistic services.

Selling, General & Administrative Expenses

SG&A expenses for 2009 decreased $23 from 10.0% in 2008 to 9.6% in 2009 as a percent of total revenue. The year-over-year decrease was primarily attributable to cost-saving initiatives in response to the declining defense market as well as restructuring savings recognized in 2009 from actions taken during 2008. These savings were partially offset by higher postretirement plan costs.

Research and Development Expenses

R&D expenses increased $31 during 2009 over the prior year, primarily due to increased spending for development materials on key growth platforms across our C4ISR Electronics and Systems segment.

Restructuring and Asset Impairment Charges, Net

During 2009, we recognized net restructuring charges of $5, representing a $8 decrease as compared to 2008. The charges associated with 2009 actions primarily represent severance costs for reductions in headcount associated with the lower production in 2009 as compared to 2008.

Operating Income

We generated operating income of $702 during 2009, an 8.0% increase from 2008. This was mainly attributable to benefits from the implementation of extensive cost-saving initiatives and productivity improvements, such as structural changes made to optimize our sourcing and reduce cycle times. Operating margin increased to 11.6% for 2009, a year-over-year increase of 90 basis points. This increase was mainly attributable to benefits from productivity improvements and various cost-saving initiatives. The following table illustrates the 2009 and 2008 operating income results of our business segments, including operating margin results.

	Year Ended December 31,
	2009	2008	Change

C4ISR	$563	$501	12.4%
Operating margin	14.8%	12.9%
Information & Technical Services	$139	$149	(6.7)%
Operating margin	6.1%	6.8%
Total operating income	$702	$650	8.0%
Combined operating margin	11.6%	10.7%

Operating income at C4ISR Electronics and Systems in 2009 increased $62 or 12.4% as compared with the same period in 2008 and operating income as a percentage of revenue was 14.8%, compared to 12.9% in the same period in 2008. The increase in operating margins is primarily due to cost-saving initiatives, such as productivity and sourcing strategies. These benefits were partially offset by increases in costs of materials, labor and other overhead and increased investments in R&D.

Operating income at Information and Technical Services in 2009 decreased $10 or 6.7% as compared with the same period in 2008 and operating income as a percentage of revenue was 6.1%, compared to 6.8% in the same period in 2008. The decrease in operating margin is primarily due to unfavorable program mix and the increased competitive environment in the services industry.

Impacts to Operating Income from Postretirement Expense

We recorded $12 of net periodic postretirement cost during 2009 and 2008.

Income Tax Expense

In 2009 and 2008, the Company recorded an income tax provision from continuing operations of $241 and $243, respectively, which represents effective tax rates of 34.4% and 37.0%, respectively. For 2009, the effective tax rate is slightly lower than the federal statutory rate of 35% due to favorable impacts from the U.S. manufacturing deduction and research and developmental credits substantially offset by the unfavorable impact of state taxes. For 2008, the effective tax rate is higher than the federal statutory rate of 35% due to the unfavorable impact of state taxes primarily offset by favorable impacts from the U.S. manufacturing deduction and research and developmental credits.

Income from Discontinued Operations, Net of Tax

Income from discontinued operations, net of tax, was $10 for 2009, as compared to $7 for 2008. During 2010 we classified CAS, a component of our Information and Technical Services segment, as a discontinued operation.

LIQUIDITY AND CAPITAL RESOURCES

Current liquidity

Historically, we have generated operating cash flow sufficient to fund our working capital, capital expenditure and financing requirements. Subsequent to the separation, while our ability to forecast future cash flows is more limited, we expect to fund our ongoing working capital, capital expenditure and financing requirements through cash flows from operations via access to cash on hand and capital markets.

If our cash flows from operations are less than we expect, we may need to incur debt or issue equity. From time to time we may need to access the long-term and short-term capital markets to obtain financing. Although we believe that the arrangements in place at the time of the separation will permit us to finance our operations on acceptable terms and conditions, our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including: (i) our credit ratings or absence of a credit rating, (ii) the liquidity of the overall capital markets, and (iii) the current state of the economy. We cannot assure that such financing will be available to us on acceptable terms or that such financing will be available at all.

At or prior to the distribution, we expect to have indebtedness in an amount of $890, which includes $650 of senior notes and $240 of commercial paper and/or to be drawn under our credit facility. The net proceeds of the notes offerings have funded, and the proceeds from our commercial paper and/or our credit facility are expected to fund, a net cash transfer of approximately $701 to ITT with the balance to be used for general corporate purposes. The notes consist of $400 aggregate principal amount of 5.550% senior notes that mature on October 1, 2021 and $250 aggregate principal amount of 4.250% senior notes that mature on October 1, 2016. The notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness. The notes are initially guaranteed on a senior unsecured basis by ITT. The ITT Guarantee will terminate upon the completion of the spin-off. See “Description of Material Indebtedness.”

The majority of our operations participate in U.S. and international cash management and funding arrangements managed by ITT where cash is swept from our balance sheet daily and cash to meet our operating and investing needs is provided as needed from ITT. Transfers of cash both to and from these arrangements are reflected as a component of “Parent company investment” within “Parent company equity” in the combined balance sheets. The cash presented on our balance sheet consists primarily of U.S. and international cash from subsidiaries who do not participate in these arrangements. The Company does not currently expect that it will be required to repatriate undistributed earnings of foreign subsidiaries.

Future liquidity

Our primary future cash needs will be centered on operating activities, working capital, capital expenditures, and strategic investments. Our ability to fund these needs will depend, in part, on our ability to generate or raise cash in the future, which is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control. We expect to generate sufficient cash from operations to meet our liquidity and capital needs, subject to the expected financing transactions described below. For at least the next 12 months, we expect to generate sufficient cash from operations to meet our liquidity and capital needs, subject to the expected borrowing and net cash transfer to ITT described herein. Thereafter, we expect to have sufficient liquidity and capital resources arising from cash generated by the Company’s ongoing operations. Although cash generated from operations is expected to be sufficient to service our liquidity and capital needs, including existing and known or reasonably likely short and long-term cash requirements, we also expect to have access to a $600 million revolving line of credit, commercial paper and capital markets to accommodate timing differences in cash flows.

On or about the distribution date, a $600 million, four-year unsecured senior revolving credit facility (which includes a $100 million sublimit on letters of credit) will become effective. The interest rate for borrowings under the new credit facility is expected to be generally based on the London Interbank Offered Rate (LIBOR), plus a spread, based upon our debt rating. The senior revolving credit facility will replace, in part, the existing credit facility of ITT, and be used for working capital, capital expenditures and other general corporate purposes. The actual terms of the new credit facility, including interest rate, commitment, covenants and maturity, will depend on market conditions at the time we enter into the new credit facility.

Effective as of the distribution date, ITT expects to transfer to Exelis certain defined benefit pension and other post retirement benefit plans, including the ITT Salaried Retirement Plan, and Exelis expects to assume all liabilities and assets associated with such plans and become the plans’ sponsor. The net liabilities associated with such plans to be assumed by Exelis are approximately $1,059, excluding net deferred tax assets of $393.

Following our separation from ITT, our capital structure and sources of liquidity will change significantly. We will no longer participate in cash management and funding arrangements with ITT. Instead, our ability to fund our capital needs will depend on our ongoing ability to generate cash from operations, and access to the bank and capital markets. We believe that our future cash from operations together with our access to funds on hand and capital markets will provide adequate resources to fund our operating and financing needs.

Dividends

Our Board of Directors will review and approve the declaration and distribution of any future dividends based on an analysis of many factors, including our operating performance and outlook, financial condition, available liquidity and expected future requirements for cash and capital resources. Moreover, if we determine to pay any dividend in the future, there can be no assurance that we will continue to pay such dividends.

Sources and Uses of Liquidity

Our principal source of liquidity is our cash flow generated from operating activities, which provides us with the ability to meet the majority of our short-term funding requirements. The following table provides net cash provided by operating activities and used in investing and financing activities for the six months ended June 30, 2011 and 2010 and for each of the previous three years.

	Six Months Ended June 30,		Year Ended December 31,
	2011	2010	2010	2009	2008

Operating Activities	$216	$306	$641	$747	$557
Investing Activities	(24)	(52)	114	(120)	(318)
Financing Activities	(190)	(270)	(775)	(653)	(289)
Foreign Exchange	—	—	—	—	(12)

Net cash flow from continuing operations	$2	$(16)	$(20)	$(26)	$(62)

Net cash provided by operating activities decreased $90 for the six months ended June 30, 2011 compared to the same period in 2010, primarily due to a $44 decrease in net income and unfavorable changes related to other assets of $51 and accrued and deferred taxes of $29. These decreases were partially offset by a favorable change in working capital balances of $9 which consisted of, additional inventory purchases of $101 primarily within our C4ISR Electronics and Systems segment, increase in accounts receivable due to the timing of collections which increased by $21 and an increase in accounts payable of $131 primarily related to new service programs, including K-BOSSS and APS-5 which have yet to achieve specific billing milestones. These decreases were further offset by higher than expected advance payments on newly initiated contracts.

Net cash provided by operating activities decreased $106 in 2010 compared to 2009. This decrease is primarily due to an unfavorable 2010 impact of $87 from collections received in December 2009 related to certain advance payments and an increase in accounts receivable of $211. These decreases are partially offset by a decrease in inventory of $198.

Net cash provided by operating activities increased $190 in 2009 compared to 2008. This increase is primarily due to a $54 increase in net income excluding non-cash increases in depreciation and amortization, improvements in cash collections due to timing in the amount of $111 and favorable impact from cash advances from customers. These benefits were partially offset by an increase in tax payments of $60 and an increase in inventory.

Net cash used in investing activities decreased by $28 for the six months ended June 30, 2011 compared to the same period in 2010. This decrease was primarily due to higher capital investment spending in the prior year which was related to our ADS-B contract within our I&TS segment and the proceeds of $14 from the sale of a marketable security.

Net cash provided by investing activities increased by $234 in 2010 compared to 2009 related primarily to proceeds of $237 from the sale of CAS and $14 from the sale of other assets in 2010. Proceeds from the aforementioned sales were partially offset by investment spending of $29 related to our Creaso GmbH, Echostorm and SRA AOS group acquisitions.

Net cash used in investing activities decreased by $198 in 2009 compared to 2008, primarily related to a $225 decline in acquisition spending. This decline is due primarily to our 2008 payment of $226 related to EDO acquisition that carried over from 2007. This was partially offset by additional investments related to the construction of radio towers in support of our ADS-B program with the FAA and the implementation of an entity-wide ERP system.

Changes in cash used in financing activities for the six months ended June 30, 2011 and 2010, and for each of the previous three years are due primarily to transfers to and from our parent, ITT. The components of net transfers include: (i) cash deposits from the Company to parent, (ii) cash borrowings parent used to fund operations, capital expenditures or acquisitions, (iii) charges (benefits) for income taxes, and (iv) allocations of parent’s corporate expenses described in Note 15, “Related Party Transactions and Parent Company Equity,” in the Notes to the Combined Financial Statements.

Funding of Pension Plans

At December 31, 2010, our pension plans were underfunded by $88. A substantial portion of the underfunded position arose during the fourth quarter of 2008, when we recognized a significant decline in the fair market value of our pension plan assets. Favorable market conditions during the latter half of 2009 and throughout 2010 resulted in an increase in the fair market value of our pension plan assets.

Funding requirements under IRS rules are a major consideration in making contributions to our U.S. pension plans. With respect to U.S. qualified pension plans, we intend to contribute annually not less than the minimum required by applicable law and regulations. In 2010, we contributed $6 to our pension plans.

While the Company has significant discretion in making voluntary contributions, the Employee Retirement Income Security Act of 1974, as amended by the Pension Protection Act of 2006 and further amended by the Worker, Retiree, and Employer Recovery Act of 2008 and applicable Internal Revenue Code regulations, mandate minimum funding thresholds. Failure to satisfy the minimum funding thresholds could result in restrictions on our ability to amend the plan or make benefit payments. We anticipate making contributions to our pension plans in the range of $50 to $60 during 2011.

The funded status at the end of 2011 and future required contributions will depend primarily on the actual return on assets during the year and the discount rate used to measure the benefit obligation at the end of the year. Depending on these factors, and the resulting funded status of our pension plans, the level of future statutory minimum contributions could be material.

Contractual Obligations

Exelis’s commitment to make future payments under long-term contractual obligations was as follows, as of December 31, 2010:

	Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

Operating leases(1)	$346	$81	$116	$77	$72
Purchase obligations(2)	470	272	187	11	—
Other long-term obligations reflected on balance sheet(3)	28	2	6	1	19

Total	$844	$355	$309	$89	$91

In addition to the amounts presented in the table above, we have recorded liabilities for uncertain tax positions of $38 as of December 31, 2010. These amounts have been excluded from the contractual obligations table due to an inability to reasonably estimate the timing of such payments in individual years.

(1)	Refer to Note 11, “Leases and Rentals,” in the Notes to the Combined Financial Statements, for further discussion of lease and rental agreements.

(2)	Represents unconditional purchase agreements that are enforceable and legally binding and that specify all significant terms to purchase goods or services, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase agreements that are cancellable without penalty have been excluded.

(3)	Other long-term obligations include estimated environmental payments. We estimate, based on historical experience that we will spend between $1 and $3 per year on environmental investigation and remediation. We are contractually required to spend a portion of these monies based on existing agreements with various governmental agencies and other entities. At December 31, 2010, our best estimate for environmental liabilities is $22. In addition, other long-term obligations include letters of credit, and payments in connection with our settlement of compliance issues.

Contractual obligations as of December 31, 2010 exclude indebtedness of $890. In connection with the spin-off, on September 20, 2011 the Company issued $250 principal amount of 4.250% senior notes that will mature on October 1, 2016 and $400 principal amount of 5.550% senior notes that will mature on October 1, 2021. The net proceeds of the notes offerings have funded, and the proceeds from our commercial paper and/or our credit facility are expected to fund, a net cash transfer of approximately $701 to ITT, with the balance used for general corporate purposes. See “Description of Material Indebtedness.”

Indemnities

Since our predecessor’s incorporation in 1920, we have acquired and disposed of numerous entities. The related acquisition and disposition agreements contain various representation and warranty clauses and may provide indemnities for a misrepresentation or breach of the representations and warranties by either party. The indemnities address a variety of subjects; the term and monetary amounts of each such indemnity are defined in the specific agreements and may be affected by various conditions and external factors. Many of the indemnities have expired either by operation of law or as a result of the terms of the agreement. We do not have a liability recorded for the historic indemnifications and are not aware of any claims or other information that would give rise to material payments under such indemnities.

Critical Accounting Policies, Estimates and Judgments

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent liabilities. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Significant accounting policies used in the preparation of the Combined Financial Statements are discussed in Note 1, “Description of Business and Summary of Significant Accounting Policies,” in the Notes to the Combined Financial Statements. Accounting estimates and assumptions discussed in this section are those that we consider most critical to an understanding of our financial statements because they are inherently uncertain, involve significant judgments, include areas where different estimates reasonably could have been used, and changes in the estimate that are reasonably possible could materially impact the financial statements. Management believes that the accounting estimates employed and the resulting balances are reasonable; however, actual results in these areas could differ from management’s estimates under different assumptions or conditions.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectability is reasonably assured and delivery has occurred or services have been rendered. As a defense contractor engaging in long-term contracts, the majority of our revenue is derived from long-term construction-type and production-type sales contracts for which revenue is recognized under the percentage-of-completion method based on units of delivery, percentage of costs incurred to total costs, or the completion of scheduled performance milestones. For units of delivery, revenues and profits are recognized based upon the ratio of actual units delivered to estimated total units to be delivered under the contract. Under the cost-to-total cost method, revenue is recognized based upon the ratio of costs incurred to estimated total costs at completion. Revenue is recognized under the milestone method, based upon accomplishing a clear deliverable output of contract performance with value to the customer. Revenue under cost-reimbursement contracts is recorded as costs are incurred and includes estimated earned fees or profits calculated on the basis of the relationship between costs incurred and total estimated costs. Revenue and profits on time-and-material type contracts are recognized based on billable rates times direct labor hours incurred plus material and other reimbursable costs incurred. The completed contract method is utilized when reasonable and reliable cost estimates for a project cannot be made. Amounts invoiced to customers in excess of revenue recognized are recorded as deferred revenue, until the revenue recognition criteria are satisfied, and are recorded as advance payments and billings in excess of cost in the accompanying balance sheet. Revenue that is earned and recognized in excess of amounts invoiced is recorded as a component of accounts receivables, net.

During the performance of long-term sale contracts, estimated final contract prices and costs are periodically reviewed and revisions are made as required and recorded in earnings in the period in which they are determined. Additionally, the fees under certain contracts may be increased or decreased in accordance with cost or performance incentive provisions which measure actual performance against established targets or other criteria. Such incentive fee awards or penalties are included in revenue when there is sufficient information to reasonably assess anticipated contract performance. Amounts representing contract change orders, claim, requests for equitable adjustment, or limitations in funding on contracts are recorded only if it is probable the claim will result in additional contract revenue and the amounts can be reliably estimated. Provisions for estimated losses, if any, on uncompleted long-term contracts, are made in the period in which such losses are determined and are recorded as a component of costs of revenue.

To a much lesser extent, we enter into contracts that are not associated with the design, development, manufacture, or modification of complex aerospace or electronic equipment and related services. For such contracts, we recognize revenue at the time title and risks and rewards of ownership pass, which is generally when products are shipped. Certain contracts with customers require delivery, installation, testing, certification or other acceptance provisions to be satisfied before revenue is recognized. Service revenue is recognized as services are performed. For agreements that contain multiple deliverables, we recognize revenue for a delivered element when it has stand-alone value to the customer, there is objective and reliable evidence of fair value of the undelivered elements, and, in arrangements that include a general right of return relative to the delivered element, performance of the undelivered element is considered probable and substantially in the Company’s control.

Postretirement Plans

Company employees participate in numerous defined benefit pension plans in the United States, which are direct to or sponsored by the Company. The determination of projected benefit obligations and the recognition of expenses related to pension plans are dependent on various assumptions. These major assumptions primarily relate to discount rates, long-term expected rates of return on plan assets, rate of future compensation increases, mortality and termination (some of which are disclosed in Note 12, “Postretirement Benefit Plans,” in the Notes to the Combined Financial Statements) and other factors. Actual results that differ from our assumptions are accumulated and are amortized generally over the estimated future working life of the plan participants.

Significant Assumptions

Management develops each assumption using relevant Company experience, in conjunction with market-related data for each individual country in which such plans exist. All assumptions are reviewed annually with third party consultants and adjusted as necessary. The table included below provides the weighted average assumptions used to estimate projected benefit obligations and net periodic benefit costs as they pertain to our defined benefit pension plans, as of and for the years ended 2010 and 2009.

	2010	2009

Discount rate	5.62%	6.00%
Rate of future compensation increase	4.00%	4.00%
Cost Assumptions:
Discount rate	6.00%	6.25%
Expected return on plan assets	9.00%	9.00%
Rate of future compensation increase	4.00%	4.00%

All of our plan assets are managed by ITT on a commingled basis in a master investment trust. ITT determines our expected return on plan assets by evaluating both historical returns and estimates of future returns. Specifically, ITT analyzes the plan’s actual historical annual return on assets over the past 15, 20 and 25 years; estimates future returns based on independent estimates of asset class returns; and evaluates historical broad market returns over long-term timeframes based on our strategic asset allocation, which is detailed in Note 12, “Postretirement Benefit Plans,” in the Notes to the Combined Financial Statements.

Based on the approach described above, the long-term annual rate of return on assets is estimated at 9.0%. For reference, our actual geometric average annual return on plan assets was 8.8%, 10.1% and 10.3%, for the past 15, 20, and 25 year periods, respectively.

The chart below shows actual returns versus the expected long-term returns for our pension plans that were utilized in the calculation of the net periodic pension cost for each respective year.

	2010	2009	2008

Expected long-term rate of return on plan assets	9.0%	9.0%	9.0%
Actual rate of return	14.1%	24.1%	(31.2)%

For the recognition of net periodic pension cost, the calculation of the expected return on plan assets is generally derived using a market-related value of plan assets based on average asset values at the measurement date over the last five years. The use of fair value, rather than a calculated value, could materially affect net periodic pension cost.

The discount rate reflects our expectation of the present value of expected future cash payments for benefits at the measurement date. A decrease in the discount rate increases the present value of benefit obligations and increases pension expense. We base the discount rate assumption on current investment yields of high-quality fixed income investments during the retirement benefits maturity period. The pension discount rate was determined by considering an interest rate yield curve comprising AAA/AA bonds, with maturities between zero and thirty years, developed by the plan’s actuaries. Annual benefit payments are then discounted to present value using this yield curve to develop a single-point discount rate matching the plan’s characteristics.

The rate of future compensation increase assumption reflects our long-term actual experience and future and near-term outlook. At December 31, 2010, our expected rate of future compensation of 4.0% for U.S. plan participants was unchanged from the prior year.

Sensitivity Analysis

Funded Status

Funded status is derived by subtracting the respective year-end values of the projected benefit obligations from the fair value of plan assets. We estimate that every 25 basis point change in the discount rate impacts the funded status by approximately $10.

Fair Value of Plan Assets

The plan assets of our postretirement plans comprise a broad range of investments, including domestic and foreign equity securities, interests in private equity and hedge funds, fixed income investments, commodities, real estate and cash and cash equivalents.

A substantial portion of our postretirement benefit plan assets portfolio comprises investments in private equity and hedge funds. The private equity and hedge fund investments are generally measured at net asset value. However, in certain instances, the values reported by the asset managers were not current at the measurement date. Accordingly, ITT has estimated adjustments to the last reported value where necessary to measure the assets at fair value at the measurement date.

These adjustments consider information received from the asset managers, as well as general market information. The adjustment recorded for these assets represented approximately one percent of total plan assets. Asset values for other positions were generally measured using market observable prices.

Income Taxes

Our income taxes as presented are calculated on a separate tax return basis, and may not be reflective of the results that would have occurred on a stand alone basis. Our operations have historically been included in ITT’s U.S. federal and state tax returns or non-U.S. jurisdictions tax returns.

With the exception of certain dedicated foreign entities, we do not maintain taxes payable to/from our parent and we are deemed to settle the annual current tax balances immediately with the legal tax paying entities in the respective jurisdictions. These settlements are reflected as changes in parent company investment.

We determine the provision for income taxes using the asset and liability approach. Under this approach, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted tax rates in effect for the year in which we expect the differences will reverse. Based on the evaluation of available evidence, we recognize future tax benefits, such as net operating loss carryfowards, to the extent that we believe it is more likely than not we will realize these benefits. We periodically assess the likelihood that we will be able to recover our deferred tax assets and reflect any changes to our estimate of the amount we are more likely than not to realize in the valuation allowance, with a corresponding adjustment to earnings or other comprehensive income (loss), as appropriate.

In assessing the need for a valuation allowance, we look to the future reversal of existing taxable temporary differences, taxable income in carryback years, the feasibility of tax planning strategies and estimated future taxable income. The valuation allowance can be affected by changes to tax laws, changes to statutory tax rates and changes to future taxable income estimates.

We have not provided U.S. taxes on the excess of financial reporting over the tax basis of investments in foreign subsidiaries because we plan to reinvest such earnings indefinitely outside the United States. We plan foreign earnings remittance amounts based on projected cash flow needs, as well as the working capital and long-term investment requirements of our foreign subsidiaries and our domestic operations. Based on these assumptions, we estimate the amount we will distribute to the United States and provide the U.S. federal and foreign withholding taxes due on these amounts. Material changes in our estimates of cash, working capital and long-term investment requirements in the various jurisdictions in which we do business could impact our effective tax rate.

The calculation of our tax provision involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and to the extent to which, additional taxes will be due. Furthermore, we recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

We adjust our liability for unrecognized tax benefits in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate. If our estimate proves to be less than the ultimate assessment, an additional tax expense would result. If these amounts ultimately prove to be less than the recorded amounts, the reversal of the liabilities may result in a tax benefit in the period when the liabilities are no longer necessary.

Goodwill and Other Intangible Assets

We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We also review the carrying value of our finite-lived intangible assets for potential impairment when impairment indicators arise. We conduct our annual impairment test as of the first day of the fourth fiscal quarter. We perform a two-step impairment test for goodwill. In the first step, we compare the estimated fair value of each reporting unit to its carrying value. If the estimated fair value of the reporting unit exceeds the carrying value of the net assets assigned to that reporting unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds its fair value, then we must perform the second step of the impairment test in order to measure the impairment loss to be recorded. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference. We estimate the fair value of our reporting units using an income approach. Under the income approach, we calculate fair value based on the present value of estimated future cash flows.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions, particularly related to future operating results and cash flows. These estimates and assumptions include, but are not limited to, revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and identification of appropriate market comparable data. In addition, the identification of reporting units and the allocation of assets and liabilities to the reporting units when determining the carrying value of each reporting unit also requires judgment. Goodwill is tested for impairment at the reporting unit level, which is either the segment (e.g., for the I&TS segment) identified in Note 17, “Segment Information,” in the Notes to the Combined Financial Statements, or one level below (e.g., the divisions of our C4ISR segment). The fair value of our reporting units are based on estimates and assumptions that are believed to be reasonable. Significant changes to these estimates and assumptions could adversely impact our conclusions. Actual future results may differ from those estimates.

Our 2010 annual goodwill impairment analysis indicated the estimated fair value of our reporting units significantly exceeded their carrying value. Accordingly, no reporting unit with significant goodwill was at risk of failing step one of the goodwill impairment test at December 31, 2010. In order to evaluate the sensitivity of the fair value estimates on the goodwill impairment test, we applied a hypothetical 100 basis point increase to the discount rates utilized, a ten percent reduction in expected future cash flows, and reduced the assumed future growth rates of each reporting unit to zero. These hypothetical changes did not result in any reporting unit failing step one of the impairment test.

New Accounting Pronouncements

See Note 2, “Recent Accounting Pronouncements,” in the Notes to the Combined Financial Statements for a complete discussion of recent accounting pronouncements. There were no new pronouncements which we expect to have a material impact on our financial condition and results of operations in future periods.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exelis has limited exposure to foreign currency exchange risk as the substantial majority of the business is done in U.S. dollars. As an operating segment within ITT, Exelis has not directly experienced exposure to the impacts of certain market risks, including those related to equity price risk and interest rate risk. In the future, expect impacts from any changes in market conditions to be minimized through our normal operating and financing activities. We estimate that a hypothetical 10% adverse movement in the underlying market risks would not be material to Exelis’s financial position, results of operations or cash flows.

BUSINESS

We are a leader in Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance (C4ISR) related products and systems and information and technical services, which we supply to military, government and commercial customers in the United States and globally. We provide mission-critical systems in the areas of integrated electronic warfare, sensing and surveillance, air traffic management, information and cyber-security, and networked communications. We also have growing positions in composite aerostructures, logistics and technical services. Our customers include the U.S. Army, Navy, Marines and Air Force, various U.S. civil, intelligence and security agencies, the Federal Aviation Administration, allied militaries and governments, and various commercial customers. For the year ended December 31, 2010 and the six months ended June 30, 2011, our revenue was $5.89 billion and $2.83 billion, respectively, our income from continuing operations was $448 million and $161 million, respectively and 73% of our 2010 sales were derived from the U.S. Department of Defense (DoD) and the U.S. Intelligence Community.

We operate in two segments: C4ISR Electronics and Systems, and Information and Technical Services. Our C4ISR Electronics and Systems segment provides communications, electronic warfare, imaging and image-processing, radar and sonar systems, space systems, and aerostructures for government and commercial customers around the world. Our Information and Technical Services segment provides a broad range of systems integration, network design and development, cyber, intelligence, operations, sustainment, advanced engineering, logistics, space launch and range-support solutions for a wide variety of U.S. military and government agency customers. We have successfully completed and integrated several acquisitions over the last five years, which have broadened our product and technology portfolio, expanded our customer base, and contributed to our growth.

We employ approximately 20,400 people on four continents. This includes an experienced management team with a proven ability to win new contracts, drive premier operating efficiency, and lead development of game-changing technologies and solutions.

Our Business Strategy and Core Strengths

We intend to create value by being an agile, efficient and reliable supplier of critical systems, components and services for our core U.S. Government customers as well as our growing allied international government and commercial customer base, particularly in the areas of C4ISR-related electronics, aerostructures, air traffic management, and secure, integrated data and voice networks. We view the following strategies as our fundamental means for value-creation:

Proactive portfolio management:  We take a proactive and disciplined approach to continuously shape our portfolio by aligning our businesses with enduring and growing customer needs. Our multifaceted defense portfolio has been well-positioned to support the critical needs of the DoD through a decade of heavy troop deployments and conflict. Hedging against the expectation of tighter defense budgets to come, we have steadily broadened our customer base over the last several years to include other U.S. Government agencies, allied international governments and commercial customers, with product and service offerings in areas of enduring and growing demand such as air traffic management, advanced imaging and global positioning systems, weather, composite structures, communications and electronics, and information technology. As set forth in the chart below, our end-user customers were approximately 27% non-DoD for the year ended December 31, 2010.

2010 Sales by End User

While we intend to protect and expand our core positions as a leading prime system and service contractor and first-tier defense electronics supplier, we recognize that defense spending trends and priorities are subject to change and are likely to be different over the coming decade than they were in the last. To this end, we will undertake select divestitures and acquisitions that enhance our ability to deliver ever greater value to our shareholders.

Innovative solutions:  We focus on investing in next generation technologies and solutions that address vital customer priorities. We intend to sustain and cultivate our strong culture of innovation which embraces:

•	World-leading technologies in integrated electronic warfare, night vision, networked information and communications, sensors and surveillance, image processing, air traffic management, and aerostructures.

•	Creative approaches to rapidly fielding affordable solutions for critical customer needs, such as our “Global Network On the Move Active Distribution” (GNOMAD) solution for affordable vehicle-mounted tactical satellite communications, and our handheld Netted Iridium radios for secure, 24/7 beyond-line-of-sight voice and data communications, both provided to support urgent need requests from units deployed to Afghanistan; and our compact imaging systems mounted on Unmanned Aerial Vehicles (UAVs) in support of the U.S. Air Force’s “Gorgon Stare” program, to perform persistent surveillance missions over wide geographical areas.

•	Collaboration internally, across our diverse businesses, and teaming with expert partners to deliver “best-in-class” offerings on new business opportunities, such as our winning solution as the prime contractor for the Federal Aviation Administration’s (FAA) Automated Dependent Surveillance-Broadcast (ADS-B) system, currently being deployed to provide GPS-based positioning data for aircraft throughout the United States, and our role as a major subcontractor on the Global Positioning System — Advance Control Segment (GPS-OCX) project for the U.S. Air Force, where we are providing key components for navigation and system security.

Organic and geographic growth, while broadening our customer base:  We intend to grow market share, expand into adjacencies and continue to penetrate non-DoD customers where we can build on our domain expertise and extend our leadership positions. Our strong incumbent positions and large fielded base of night vision devices, radios, jammers, radars and other electronic equipment (much of it expected to remain in operation for decades) provide opportunities for future upgrades, modernization and sustainment contracts as the military services seek affordable alternatives to costly and unproven replacement programs in an effort to stretch procurement dollars in a tighter fiscal environment. We also intend to build on the growth we have achieved in international sales over the last two years. For the year ended December 31, 2010, international sales were $627 million and comprised approximately 11% of our total revenue. Our focus is on allied countries with enduring or growing defense needs or that seek modernization of their air traffic management infrastructures, particularly in the Middle East, the United Kingdom, India, Taiwan, Korea, Australia and Brazil. We will also focus on natural extensions of existing technologies into commercial markets, such as air traffic management data for commercial air carriers and composite structures for commercial fixed- and rotary-wing aircraft.

Disciplined Financial Management:  We intend to continue to combine disciplined goal-setting, accountability for results, and our rigorous Integrated Management System, reinforced by our performance assessment and incentive programs, to align our organization around achieving our business objectives. Our strategies include a combination of organic growth, disciplined capital allocation, portfolio management, and premier operational excellence.

Leveraging our Core Strengths:  We have created a culture of “adaptive ingenuity” — combining premier operating efficiency, intimate knowledge of our customers’ needs, technical expertise and innovation. We believe that we are quicker and more nimble than our larger competitors, and better able to provide rapid and affordable solutions to our customers’ most pressing needs. We are also “platform-agnostic,” in that we provide essential systems and components on a wide variety of aircraft, ships, ground vehicles, unmanned systems, and satellites, so that our business prospects are not tied to the future of any single program. We see our diverse portfolio as an advantage in the current defense budget environment, as we have strong incumbent positions on many key programs, a robust pipeline of competitive opportunities, and, for the year ended December 31, 2010 and the six months ended June 30, 2011, no single program accounted for more than 7% of our revenue. Our core strengths are further explained below:

•	Premier operating efficiency: Our world-class Lean and Six Sigma programs are embedded in our culture and operating ethic. In addition, in 2010 we launched and completed a structural transformation that reduced the number of business units, layers of management, and facility footprint, while right-sizing our workforce to prepare for the reductions we expected in 2010 and 2011 in the volumes of some of our products, including Single Channel Ground and Airborne Radio System (SINCGARS) radios, Counter Radio-Controlled Improvised Explosive Device Electronic Warfare (CREW) jammers, and night vision goggle purchases from peak war-surge levels to normal volumes. We intend to continue to aggressively reduce costs, minimize overhead, increase productivity, and streamline our footprint where necessary to ensure optimum utilization of our production facilities.

•	Customer relationships: Understanding our customers’ needs is essential to winning and sustaining their trust and earning repeat business and, as such, we will continue our intense focus on the “Voice of the Customer.” We believe that an innovative culture, domain expertise and an understanding of customer needs are essential to developing and delivering tailored customer solutions.

•	Experienced team: Our senior corporate team, value-center presidents, and business unit general managers have an average of 20 years experience in the aerospace and defense industry. Approximately 25% of our employees have engineering degrees and approximately 200 of our employees hold PhDs.

•	Diverse portfolio and breadth of programs: Our systems and components provide a wide array of mission-enabling technologies on defense and commercial platforms in the air, at sea, on the ground, and in space. For example, our systems (spanning electronics, antennas, and structural systems) are on the F-35 Joint Strike Fighter (JSF), F/A-18C/D/E/F, F-22, F-16, F-15E, F-14, EA-18, EA-6B, E-2C, B-1B, B-2, B-52, C-130, CH53K, C17, AV-8B, A-6F, P-8, AH-64, MQ-9 Reaper (UAV), and a variety of NATO aircraft including Tornado, Eurofighter and Gripen. Our composite aerostructures and antennas are widely used on commercial jets made by Boeing and Airbus, and Sikorsky commercial helicopters. At sea, our systems and technologies are essential to the Navy’s aircraft carriers, submarines and Littoral Combat Ships, as well as the Coast Guard’s Deepwater platforms. On the ground, we provide communications and electronic force protection systems for over 120 ground vehicle and weapon system types, including HMMWVs, MRAPs, M-ATVs, and various armored combat vehicles. Also, as the leading supplier of night vision goggles, we help pilots, ground troops and surface ship combatants to “own the night,” whether operating aboard the many platforms noted above or dismounted. In space, our positioning, navigation and meteorological systems are on board every GPS satellite and numerous weather satellites, and we are a leader in advanced optical systems for aerospace applications. In commercial aviation, we are the prime contractor for the FAA’s ADS-B contract, which will improve the safety, capacity and efficiency of aviation while accommodating future air traffic growth. We are also extending our reach within the commercial aviation market by leveraging the aviation data we collect through ADS-B into our next-generation airport operations management system called Symphony. We believe our diversified platform and program exposure, extending from deep space to undersea, is a core strength that mitigates risk to specific defense program cuts and creates multiple opportunities for growth.

Our Business Segments

We operate in two segments: C4ISR Electronics and Systems, and Information and Technical Services.

C4ISR Electronics and Systems

Our C4ISR Electronics and Systems segment had revenues of $3.6 billion, $3.8 billion and $3.9 billion for the years ended December 31, 2010, 2009 and 2008, respectively, and accounted for 61%, 62%, and 64%, respectively, of our combined revenues. This segment consists of the following major product lines:

Integrated Electronic Warfare Systems (IEWS)

Integrated Electronic Warfare Systems (IEWS) is a leader in Electronic Warfare Countermeasures (ECM) and an emerging leader in space microelectronics, mine-defense solutions and antennas. With a history spanning more than 50 years, IEWS is the world’s largest producer of ECM solutions for tactical and strategic aircraft. IEWS develops, produces and sells electronic warfare solutions to all major DoD services, classified customers and to allied nations. IEWS is a key player on platforms such as the premier frontline strike fighter, the F-18, and Special Operations Forces (SOF) MH-60s and MH-47, and also holds prominent electronic warfare positions on the B-1B, B-52, CV-22, C-130 and F-16 (International) platforms. We are a key provider of mechanical and combined influence mine sweeping devices to the U.S. Navy. IEWS is also a leader in Airborne Electronic Attack (AEA), fielding systems on the B-1, B-52, F-16, F-18 SOF C-130s and the EA-6B. We have pursued cutting-edge technology with all of the U.S. services and agencies including DARPA. We currently have over 25 development contracts underway that we believe will revolutionize electronic warfare, including a family of very light electronic warfare payloads for the ever growing array of unmanned vehicles.

Communications Systems and Force Protection Systems (CFPS)

Communication Systems and Force Protection Systems (CFPS) is a leader in the design and manufacture of radio frequency (RF)-based systems. The business has fielded more than 20,000 state-of-the-art CREW Vehicle Receiver/Jammer (CVRJ) systems, currently in use by the U.S. Army, Marine Corps, Navy and Air Force, which is the front line vehicle-mounted Improvised Explosive Device (IED) countermeasure device deployed today. Sales of our CREW products accounted for 5%, 11% and 12% of combined net sales in 2010, 2009 and 2008, respectively. CFPS was selected for the Joint Counter Radio — Controlled Improvised Explosive Device Electronic Warfare (JCREW) 3.3 contract for the development of the next generation counter-IED system. We also specialize in tactical communications systems, satellite communications systems, wireless communications systems, special mission communications systems, information assurance and cryptographic systems, Global Positioning Systems (GPS), mobile ad hoc networking (MANET) solutions, and integrated C3 solutions for U.S. and allied forces, as well as many government agencies and for commercial air traffic control. Products include the SINCGARS, the most widely deployed military tactical radio program in the world with more than 650,000 units in use in more than 35 countries. CFPS is also the developer of the Soldier Radio Waveform (SRW), one of the key networking enablers for the next-generation Joint Tactical Radio System (JTRS) program. We have developed advanced technology to implement the SRW waveform at lower size, weight, power and cost (SWAP-C), and will be a strong competitor for future production of JTRS systems.

Radar, Reconnaissance and Acoustic Systems (R2A)

Radar, Reconnaissance and Acoustic Systems (R2A) provides high-performance, high-quality RF and acoustic surveillance sensors, integrated radar and Precision Air Traffic Control surveillance systems for both domestic and international customers, with a broad portfolio of related technology-based products in the commercial and medical areas. R2A’s core capabilities include defense surveillance radars, air traffic control and management radars, command and control, acoustic sensors, sonar systems, tactical data links and synthetic aperture radars. The R2A business also provides electronic warfare and signal intelligence systems for reconnaissance and surveillance, with monitoring and signal processing systems and equipment for Electronic Intelligence (ELINT), Electronic Support Measures (ESM), Electronic Counter Measures (ECM) and Signals Intelligence (SIGINT) applications. We have provided more than 1,500 ESM /ELINT systems to customers in more than 30 countries during the past 20 years. Capitalizing on its capability to produce highly engineered piezo electric devices, R2A has developed innovative applications of this technology to address the energy harvesting and healthcare markets. In addition, we partnered with the oncology company Novocure to adapt our defense-focused piezoelectric ceramic technology into disks that radiate a low-intensity, alternating electric field to slow and reverse tumor growth in adult patients with glioblastoma multiforme (GBM), the most aggressive and common form of recurrent brain cancer.

Integrated Structures (IS)

Integrated Structures (IS) is a leading designer and producer of aircraft-armament suspension and release equipment, weapons interface systems, and advanced composite structures and subsystems for military and commercial customers. IS has built a strong leadership position and worldwide recognition in the weapons carriage and release area, having produced well over 22,000 systems during the past 45 years. This strength and our strong forecasted growth comes from our sole source position on many of the major airframes utilized by DoD and international forces, including the F-15, F-22, F-35, F-16, F/A-18, P-8, AV-8B and MQ-9. IS is among the most technically advanced designers and manufacturers of lightweight advanced fiber-reinforced composite structures. We provide solutions where reduced weight, strength and durability are critical to mission success, aircraft performance and efficiency. We have supplied composites to most major aerospace prime contractors, including Boeing, Airbus, Lockheed Martin, Sikorsky and BAE Systems.

Night Vision and Imaging

Our Night Vision and Imaging business is a leader in image intensification, sensor fusion and digital night vision technology, integrated power and sensing devices, and decision support software and services solutions that manage, exploit, analyze, visualize, interpret, and disseminate image related data. We are the world’s leading developer, producer, and supplier of Generation 3 image intensification technology for U.S. and allied military forces, as well as the federal homeland security market, and we are the single largest producer of high performance night vision products in the world. We provide AN/PVS-14 and AN/PVS-7 ground night vision goggles and spare image intensifier tubes to the U.S. military and allies via foreign military sales and we are the sole supplier to the U.S. military for the AN/AVS-6 and -9 aviation night vision goggle, which provides rotary- and fixed-wing pilots the ability to operate in extreme low-light situations. We also developed (and are the sole provider of) the Enhanced Night Vision Goggle Optical (ENVG(O)) system, which is the first production goggle to optically overlay traditional night vision imagery with long wave thermal infrared imagery. This allows the U.S. military to effectively operate in extreme low light conditions and obscured battlefield conditions. We are also a leader and a recognized innovator of night vision power supply technology and custom power supplies for commercial and military applications worldwide, including military ground vehicles, munitions, advanced countermeasures, radar systems and avionics. Additionally, we offer integrated software solutions that scientists, defense and intelligence professionals, Geographic Information System (GIS) users, researchers, and medical research professionals use to turn complex data into useful information. From remote sensors on UAVs, we deliver streaming imagery and video data in an environment challenged by information overload, constrained bandwidths and multiple end-users. Our capabilities span the geospatial intelligence chain for capturing, processing and analyzing, managing, and disseminating imagery and video.

Intelligence, Surveillance and Reconnaissance Systems (ISR)

Our Intelligence, Surveillance and Reconnaissance (ISR) Systems business serves a broad array of government, civil and commercial customers with intelligence, surveillance and reconnaissance systems that enhance information superiority, contribute to our national security, provide actionable data, and protect property and human life. Our specialized capabilities include, high reliability remote sensing payloads for ground, air and space, offering active and motion imaging, anti-jam signal generation data encryption, information processing and system performance modeling and simulation. We also provide solutions that map and monitor the earth for a variety of commercial and governmental users. Our imaging payloads or sensor systems have been at the heart of nearly every U.S. commercial remote sensing satellite system. Our sensors currently provide all of the commercial high resolution space-based imagery in the United States, and we now are expanding this expertise to pursue several new opportunities in Asia and the Middle East. Our environmental systems monitor and evaluate our global environment with space and airborne remote sensing and ground data processing.

Positioning, Navigation and Timing (PNT)

Our Positioning, Navigation and Timing (PNT) business is a total GPS navigation systems supplier providing high-performance, reliable, cost-effective GPS payload, receiver and control solutions. We have developed more than 50 GPS satellite payloads that have been on every GPS satellite ever launched and accumulated over 500 years of on-orbit life without a single mission-related failure due to our equipment. Today, new GPS technologies are being developed that will dramatically improve the accuracy and reliability of this global utility under the GPS III program. The next-generation GPS Operational Control Segment (OCX) will provide command, control and mission support for all current and future GPS satellites. We are providing the key navigation processing elements and precision monitor station receivers during the current phase of the GPS Operational Control Segment (OCX) program that includes advanced anti-jam capabilities, improved system security, accuracy and reliability. GPS OCX will be based on a modern, service-oriented architecture that will integrate a government and industry open system standard that provides command, control and mission support for all current and future GPS satellites.

Information and Technical Services

Our Information and Technical Services segment had revenues of $2.3 billion, $2.3 billion and $2.2 billion for the years ended December 31, 2010, 2009 and 2008, respectively, and accounted for 39%, 38% and 36%, respectively, of our combined revenue. The segment consists of the following major program areas:

Air Traffic Management

Our Air Traffic Management business has a 30-year history as a trusted provider of air traffic control navigation, communication and surveillance solutions. We provide the FAA with engineering expertise and full system solutions in the development and implementation of a modernized air traffic system. Our core program is the ADS-B system: the cornerstone program of the FAA’s Next Generation Air Transportation System (NextGen) initiative to modernize from a ground-based system of air traffic control to a satellite-based system of air traffic management. As the prime contractor on ADS-B, we are designing, building and operating a nationwide system of radio communications, telecommunications networks, information technology and software to deliver highly accurate, networked, real-time surveillance data to the automated systems of the FAA. In another major NextGen program, we are leading a world-class team of aviation industry companies to assist the FAA in the full realization of the vision associated with the modernization initiative. We are developing leading-edge concepts under the Systems Engineering 2020 (SE2020) contract. The work spans all dimensions of air traffic control including ground systems, avionics, aircraft, air traffic control rules and procedures, human factors, safety and security, environmental processes and standards. We are extending our integrated network systems capabilities to the commercial aviation market by introducing a comprehensive, web-based application suite called airscene.com, which enables key business functions for airports and airlines to improve efficiencies in their operations. This real-time, comprehensive flight tracking data is essential to improving airport stakeholders’ operations, including flight information display systems, billing, auditing, resource allocation and situational awareness.

Network Systems

Our Network Systems business provides NASA and the DoD with engineering, operations and modernization services in support of a broad range of communication systems and technologies that are the strategic and operational heart of critical national systems. We design, develop and support large-scale ground communications networks by providing mission network planning and integration services, systems and network engineering, operations, maintenance, and development and sustainment engineering work across the United States and around the world. We have supported NASA for more than 25 years as a leading provider of advanced engineering services for its space and ground communications networks. We are the prime contractor on NASA’s Space Communications Network Services (SCNS) contract for the Goddard Space Flight Center, which provides most of the communications and tracking services for a wide range of Earth-orbiting spacecraft, such as the International Space Stations and the space shuttle. We are also the prime contractor for the Joint Spectrum Center’s (JSC) Electromagnetic Spectrum Engineering Services contract, where we provide engineering systems support, technical analysis, test support, and long-term strategic planning as JSC meets national security and military objectives related to the use of electromagnetic spectrum.

Advanced Information Systems

Our Advanced Information Systems business serves a broad range of federal customers in defense, intelligence and homeland security. We serve critical missions in military and national intelligence, deterrence and defense against chemical, biological, radiological nuclear and explosive (CBRNE) threats, strategic programs and other core defense programs. Our long history translates into a deep understanding of customer missions and challenges, and we apply that expertise to provide our customers with innovative solutions for ever-changing needs.

We develop information-enabled solutions for U.S. Government customers that rely on our expertise to securely access, integrate and share sensitive data. By delivering a global network that connects DoD and national agencies together into a collaborative, secure, services-oriented architecture, we are able to help our customers connect to and discover information in real time to support tactical exploitation of intelligence on the network. These solutions integrate key capabilities in cyber defense, cross-domain information sharing, broad enterprise applications of information technology, and the implementation of leading edge network and systems architectures.

Communications and Information Systems (CIS)

The Communications and Information Systems (CIS) business supports a variety of U.S. and Joint Forces military activities, as well as Federal civilian communications infrastructures worldwide, ranging from wideband satellite communications systems to diverse network operations and management services. CIS’s core capabilities include network management; mobile and fixed satellite communications operations and maintenance (SATCOM O&M); help desk support; switch, node and router support; database development; engineering; furnishing and installation of communications systems; information assurance of protected military networks; and field and depot level maintenance of communications equipment. As the prime contractor for the U.S. Army Network Command’s Total Army Communications for Southwest Asia, central Asia and Africa program (TACSWACAA), CIS maintains world-class operational availability and information security for network resources in the largest battlefield network ever deployed. For the U.S. Southern Command, it operates and maintains tethered aerostats that perform core drug interdiction and air sovereignty missions along the U.S. southern border. High-profile communications support includes operations and maintenance for missions such as the Defense Red Switch Network, which provides the President, Secretary of Defense, Joint Chiefs of Staff, combatant commanders and various agencies with secure communications technology and systems.

Space Ground and Range Systems (SGRS)

Our Space Ground and Range Systems (SGRS) business provides systems engineering, lifecycle sustainment, logistic support, modernization, and operations and maintenance for U.S. military launch, test and training ranges, NASA’s Ground Communications Networks and other high-priority U.S. Government assets throughout the world. SGRS supports complex mission requirements that cover a broad spectrum of support, from facilities maintenance to reverse engineering of legacy systems. Key areas of support include system engineering, sustainment, logistic/supply, depot maintenance, software engineering and configuration management for range instrumentation such as tracking, telemetry, optical, weather, communications and command and control networks/systems. SGRS also provides payload processing and launch services for numerous government agencies. These key systems/assets are critical to the launch range and space communications network infrastructures, including the world’s largest air, land and sea training range for the U.S. Navy, the U.S. Air Force space launch ranges on the U.S. East and West Coasts and NASA’s space ground communications networks.

Middle East Programs (MEP)

Our recently created Middle East Programs (MEP) provides oversight and management functionality for our teams working in that region. The core capabilities of the Middle East programs (MEP) include logistics, vehicle maintenance and repair, facility and utilities maintenance and repair services, civil engineering, minor construction, transportation services, base operations, unarmed and armed guard services, and emergency fire and life support services. As a leading provider of U.S. Army wheeled and tracked vehicle maintenance, MEP has built a strong track record of innovation and new service development, using Lean Six Sigma capabilities to devise optimum methods to perform maintenance on war-damaged vehicles. MEP also maintains a diverse array of equipment, from small arms to Patriot missiles, performing maintenance tasks both domestically and overseas. Logistics services also include transport of soldiers and equipment for combat operations. The full range of logistics tasks, encompassing supply, mobilization, transportation, equipment maintenance, property accountability and other facility and utilities materiel operations, are typically carried out by MEP employees for the Army Prepositioned Stock programs. The largest contract effort in the MEP program provides infrastructure and logistics support through the Kuwait Base Operating Support, Services and Security (K-BOSSS) contract. The effort supports the U.S. Army with the full spectrum of logistics, security, transportation, life support and facilities services at Camp Arifjan, Camp Buehring, Camp Virginia and a number of other critical military installations in the Kuwait area of responsibility. This contract represented the fourth major facilities operations contract awarded to Mission Systems in 2010 and solidified our role as a premier provider of base operations services in the Middle East.

U.S. and Europe Programs

The U.S. and Europe Programs effort is primarily centered on logistics, base operations and infrastructure support to multiple military and governmental agencies in the United States and Europe. The business consists of supporting contracts with the U.S. Air Force and U.S. Army including bases in the United States (Fort Bragg, Fort Benning and Maxwell AFB), Germany (Kaiserslautern) and Kosovo. We provide full spectrum base operating support, logistics, supply, maintenance and security to each of these installations. U.S. and Europe programs also focus on the comprehensive nature of surface, rail and air transportation services, all life support services, as well as civil engineering and minor construction services.

Afghanistan Programs (AP)

Afghanistan Programs (AP) was launched in early 2011 to manage two of the company’s three newest large programs and our other efforts in Afghanistan. Work in Afghanistan consists of two contracts with the U.S. Army Corps of Engineers to provide facilities operations, maintenance and training services for the Afghan National Security Forces (ANSF) and the Combined Security Transition Command in both Northern and Southern Afghanistan. Under these two contracts, AP provides operations and maintenance support for more than 300 ANSF facilities at a variety of sites in Afghanistan, while simultaneously training Afghanis to assume responsibility for the facilities at the completion of the contract. AP also supports the warfighter under the Logistics Civilian Augmentation Program (LOGCAP); under the Air Force Civilian Augmentation Program (AFCAP); and under the Department of State (Counter Narco-Terrorism Program — CNTPO). These programs provide logistics and supply operations, airfield operations, air traffic control and transportation support to the U.S. warfighter and to the Afghanistan National Security Forces under CNTPO.

Industry Background

The federal government remains the largest consumer of services and solutions in the United States, and the DoD is the largest purchaser of services and solutions in the federal government. In addition to the DoD, we do substantial business with the U.S. Intelligence Community, the National Aeronautics and Space Administration, the FAA, the Department of Homeland Security, and allied international customers. We are both a “prime” contractor and a supplier of first-tier systems, subsystems, and components, with approximately half of our revenues coming from contracts where we are the prime.

There is considerable debate over the level of U.S. federal spending, and a general consensus that deficit reduction concerns will put pressure on all areas of discretionary spending. In this environment, we believe that cuts in defense spending within the next few years are likely, but that they will be relatively modest in contrast to the substantial spending and force structure reductions that followed the ends of World War II, the Korean War, the Vietnam War and the Cold War. Along with the ongoing threat of terrorism, there are the increasing threat of cyber attacks; cautious concern over the ambitions, capabilities, and intentions of certain regional powers; nuclear proliferation; and pirating. We anticipate that defense spending is likely to follow a slightly downward track for the next three to four years.

Within the defense, intelligence community and homeland security budgets, we expect there to be pockets of increased spending, driven by growing needs for sophisticated intelligence gathering, secure information sharing, and affordable versus “exquisite” solutions to modernize aged, outmoded, or war-torn equipment. Thus we expect sustained or increasing levels of federal funding in the areas of C4ISR, information technology, cyber-security and cyber warfare, integrated electronic warfare, networked communications, strike aircraft, UAVs, submarines, logistics, sustainment, and affordable upgrades to fielded equipment.

Within the FAA, we expect continued budget priority to be placed on deployment of next generation air traffic management systems, and expect Congress to continue to fund these critically important programs, driven by increased volumes of air traffic; safety, cost and environmental benefits; the need to better manage congestion around major airports; and the urgent need to replace outdated technology and infrastructure.

Within the NASA and National Oceanic and Atmospheric Administration budgets, we expect the focus of any cuts in a period of fiscal austerity to be primarily in high-cost and ambitious manned space programs. However, we expect the earth science and space communications network programs in which we participate to hold up well, as reliance on timely and accurate weather data, environmental monitoring and reliable communications will continue to be priorities in an increasingly mobile, connected, and environmentally responsible society.

Internationally, austerity measures have affected defense spending among some Western European allies, but we project increased spending in select allied countries facing regional volatility, such as the Middle East. Turmoil in that region could be the cause of increased national security spending by a number of countries. Jane’s Information Group, a leading global defense industry analyst firm, lists the United Kingdom and Saudi Arabia in the top five among defense spenders, and South Korea, Australia, India and Brazil in the top 15. We also see strong interest from India, Australia and Brazil for modernizing their air-traffic management systems.

Customers

Our primary customers are the DoD and the U.S. intelligence community. We also have established relationships with other U.S. Government customers, including the FAA, Department of Homeland Security,

National Aeronautics and Space Administration and several first-responder agencies. Our revenues from the U.S. Government were as follows:

Year Ended December 31	2010	2009

Direct
Department of Defense (DoD)	$4,311	$4,803
FAA/NASA/Other U.S. Government and U.S. Commercial	953	690
International	627	568

Total revenue	$5,891	$6,061

International Sales

Our sales to customers outside the United States were $627 million, or 11% of total revenue, in 2010. Included in sales to customers outside the United States were foreign military sales through the U.S. Government. Sales and income from international operations and investments are subject to U.S. Government laws, regulations and policies, including the International Traffic in Arms Regulations (ITAR) and the Foreign Corrupt Practices Act and the export laws and regulations described below, as well as foreign government laws, regulations and procurement policies and practices, which may differ from U.S. Government regulation, including import-export control, investments, exchange controls, repatriation of earnings and requirements to expend a portion of program funds in-country. For example, EU product content regulations that ban or restrict certain hazardous substances restrict international sales of products sold to commercial customers. In addition, embargoes, international hostilities and changes in currency values can also impact our international sales.

The export from the United States of many of our products may require the issuance of a license by either the U.S. Department of State under the Arms Export Control Act of 1976 (formerly the Foreign Military Sales Act) and its implementing regulations under the ITAR, the U.S. Department of Commerce under the Export Administration Act and its implementing regulations as kept in force by the International Emergency Economic Powers Act of 1977 (IEEPA), and/or the U.S. Department of the Treasury under IEEPA or the Trading with the Enemy Act of 1917. Such licenses may be denied for reasons of U.S. national security or foreign policy. In the case of certain exports of defense equipment and services, the Department of State must notify Congress at least 15 to 60 days (depending on the identity of the importing country that will utilize the equipment and services) prior to authorizing such exports. During that time, Congress may take action to block or delay a proposed export by joint resolution which is subject to Presidential veto.

U.S. Government Regulatory Matters

We act as a prime contractor or major subcontractor for numerous U.S. Government programs. As a result, we are subject to extensive regulations and requirements of the U.S. Government agencies and entities which govern these programs, including with respect to the award, administration and performance of contracts under such programs. We are also subject to certain unique business risks associated with U.S. Government program funding and appropriations and U.S. Government contracts, and with supplying technologically advanced, cutting-edge defense-related products and services to the U.S. Government.

U.S. Government contracts generally are subject to the Federal Acquisition Regulation (FAR), which sets forth policies, procedures and requirements for the acquisition of goods and services by the U.S. Government, agency-specific regulations that implement or supplement FAR, such as the DoD’s Defense Federal Acquisition Regulation Supplement (DFARS) and other applicable laws and regulations. These regulations impose a broad range of requirements, many of which are unique to government contracting, including various procurement, import and export, security, contract pricing and cost, contract termination and adjustment, and audit requirements. A contractor’s failure to comply with these regulations and requirements could result in reductions to the value of contracts, contract modifications or termination, and the assessment of penalties and fines and lead to suspension or debarment, for cause, from government contracting or subcontracting for a period of time. In addition, government contractors are also subject to routine audits and investigations by U.S. Government agencies such as the Defense Contract Audit Agency (DCAA). These agencies review a contractor’s performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. The DCAA also reviews the adequacy of and a contractor’s compliance with its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems.

U.S. Government programs generally are implemented by the award of individual contracts and subcontracts. Congress generally appropriates funds on a fiscal year basis even though a program may extend across several fiscal years. Consequently, programs are often only partially funded initially and additional funds are committed only as Congress makes further appropriations. The contracts and subcontracts under a program generally are subject to termination for convenience or adjustment if appropriations for such programs are not available or change. The U.S. Government is required to equitably adjust a contract price for additions or reductions in scope or other changes ordered by it.

We are also involved in U.S. Government programs which are classified by the U.S. Government and cannot be specifically described in this Information Statement. The operating results of these classified programs are included in our financial statements. The business risks and considerations associated with these classified programs generally do not differ materially from those of our other U.S. Government programs and products, and are subject to the same oversight and internal controls as other U.S. Government programs.

We are subject to government regulations and contract requirements which may differ from U.S. Government regulation with respect to our sales to non-U.S. customers. Sales and income from international operations and investments are subject to U.S. Government laws, regulations and policies, including the International Traffic in Arms Regulations (ITAR) and the Foreign Corrupt Practices Act (FCPA) and export laws and regulations, as well as foreign government laws, regulations and procurement policies and practices, which may differ from U.S. Government regulation, including import-export control, investments, exchange controls, repatriation of earnings and requirements to expend a portion of program funds in-country. The export from the U.S. of many of our products may require the issuance of a license by either the U.S. Department of State under the Arms Export Control Act of 1976 (formerly the Foreign Military Sales Act) and its implementing regulations under the ITAR, the U.S. Department of Commerce under the Export Administration Act and its implementing regulations as kept in force by the International Emergency Economic Powers Act of 1977 (IEEPA), and/or the U.S. Department of the Treasury under IEEPA or the Trading with the Enemy Act of 1917. Such licenses may be denied for reasons of U.S. national security or foreign policy. In the case of certain exports of defense equipment and services, the Department of State must notify Congress at least 15-60 days (depending on the identity of the importing country that will utilize the equipment and services) prior to authorizing such exports. During that time, Congress may take action to block or delay a proposed export by joint resolution which is subject to Presidential veto.

Competition

We compete against many companies in the U.S. defense industry, but primarily against Lockheed Martin Corporation, The Boeing Company, Raytheon Company, General Dynamics Corporation, L-3 Communications Corporation, SAIC Inc., Northrop Grumman Corporation, Harris Corporation and BAE Systems, Inc. Internationally, we also compete against these same companies as well as Thales Group, EADS N.V., Finmeccanica S.p.A., SAAB and many others. Intense competition and long operating cycles are both key characteristics of our business and the defense industry. It is common in this industry for work on major programs to be shared among a number of companies. A company competing as a prime contractor may, upon ultimate award of the contract to another party, serve as a subcontractor for the ultimate prime contracting party. It is not uncommon to compete for a contract award with a peer company and, simultaneously, perform as a supplier to or a customer of such competitor on other contracts. The nature of major defense programs, conducted under binding contracts, allows companies that perform well to benefit from a level of program continuity not common in many industries.

Our success in the competitive defense industry depends upon our ability to develop and market our products and services, as well as our ability to provide the people, technologies, facilities, equipment and financial capacity needed to deliver those products and services with maximum efficiency. We must continue to maintain sources for raw materials, fabricated parts, electronic components and major subassemblies. In this manufacturing and systems integration environment, effective oversight of subcontractors and suppliers is as vital to success as managing internal operations.

Similarly, there is intense competition among many companies in the information and services markets, which are generally more labor intensive with competitive margin rates and contract periods of shorter duration. Competitors include DynCorp, KBR, Fluor and several of the defense industry participants mentioned above, as well as many other large and small entities with expertise in various specialized areas. Our ability to successfully compete in the information and services markets depends on a number of factors; the most important of which is the capability to deploy skilled professionals, many requiring security clearances, at competitive prices across the diverse spectrum of these markets. Accordingly, we have implemented various workforce initiatives to ensure our success in attracting, developing and retaining sufficient resources to maintain or improve our competitive position within these markets.

Intellectual Property

We own an intellectual property portfolio of U.S. and foreign patents, and unpatented know-how, data, software, trademarks and copyrights, all of which contribute to the preservation of our competitive position in the marketplace. Although our intellectual property rights in the aggregate are important to the operation of our business, we do not believe that any existing patent, license or other intellectual property right is of such importance that its loss or termination would have a material adverse effect on our business, taken as a whole.

In addition to our patent portfolio, we are licensed to use certain patents, technology, and other intellectual property rights owned and controlled by others, and, the U.S. Government and/or other entities are licensed to use certain patents, technology, and other intellectual property rights owned and controlled by us, under U.S. Government contracts or otherwise. We believe that our business, taken as a whole, is not materially dependent on any one license agreement or related group of license agreements.

Research and Development

We conduct research and development activities to continually enhance our existing products and services and develop new products and services to meet our customers’ changing needs and requirements and address new market opportunities. During 2010, we expensed $119 million on research and development efforts compared with $142 million in 2009 and $111 million in 2008. These expenditures principally have been for product development for the U.S. Government. We also conduct funded research and development activities under U.S. Government contracts which are included in total revenue. For additional information related to our research and development activities, see Note 1, “Description of Business and Summary of Significant Accounting Policies,” in the Notes to the Combined Financial Statements.

Employees

Respect, responsibility and integrity are our core values. We intend to continue our rigorous corporate responsibility programs which ensure a safe and secure work environment, compliance to government regulations, and allow our employees to voice any concerns while knowing these will be appropriately addressed. Our company is comprised of diverse people and we believe that our diversity enhances our creativity and enriches our work culture. We are committed to good corporate citizenship and intend to always maintain the trust and support of the communities in which our employees work and live.

On December 31, 2010, we had approximately 20,400 employees, approximately 2,700 of whom were working under collective bargaining agreements with labor unions and worker representatives. These collective agreements, which cover approximately 14% of our employees, are due to expire at various times through 2014. We have historically renegotiated these agreements without any significant disruption to our operating activities.

Raw Materials, Suppliers and Seasonality

We depend on our extended supply chain for many of the raw materials, components and supplies used in our product and service offerings. We recognize that all supply networks can experience price fluctuations and capacity constraints that put pressure on pricing and lead times. Through our comprehensive supply chain management practices we evaluate our value chain for competitiveness, viability, and overall performance which is an important and integral element of our overarching integrated management system. Our ability to maintain multiple sources of supply for a majority of the items we acquire reduces the risk of potential disruption to our operations. In those instances where we rely on single sources or are engaged in commodity markets with a limited number of suppliers, we attempt to mitigate those perceived risks through long-term agreements and additional supplier oversight. To date, we have not experienced, and do not foresee, significant difficulties in obtaining the materials, components or supplies necessary for our business operations.

We do not consider any material portion of our business to be seasonal. Various factors can affect the distribution of our revenue between accounting periods, including the timing of award, the availability of customer funding, product deliveries and customer acceptance.

Backlog

On December 31, 2010, total backlog was $11.5 billion compared with $10.0 billion at the end of 2009. Approximately 45% of backlog at December 31, 2010, is expected to be converted into revenue in 2011.

Total backlog includes both funded backlog (firm orders for which funding is contractually obligated by the customer) and unfunded backlog (firm orders for which funding is not currently contractually obligated by the customer). Unfunded backlog excludes unexercised contract options and unfunded indefinite delivery indefinite quantity (IDIQ) orders. Backlog is converted into revenue as work is performed or deliveries are made. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Backlog.”

Regulation

We are heavily regulated in most of the markets we serve. We provide products and services to numerous U.S. Government agencies and entities, including all of the military branches of the DoD, FAA, NASA and intelligence agencies. When working with U.S. agencies and entities, we comply with laws and regulations relating to the creation, administration and performance of contracts. Among other things, these laws and regulations:

•	Require compliance with government standards for contract administration, accounting and management internal control systems;

•	Define allowable and unallowable costs and otherwise govern our right to reimbursement under various flexibly priced U.S. Government contracts;

•	Require certification and disclosure of all cost and pricing data in connection with certain contract negotiations;

•	Impose specific and unique cost accounting practices that may differ from U.S. generally accepted accounting principles (GAAP) and therefore require reconciliation;

•	Require us not to compete for or to divest of work if an organizational conflict of interest, as defined by these laws and regulations, related to such work exists and/or cannot be appropriately mitigated; and

•	Restrict the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

The U.S. Government may revise its procurement practices or adopt new or revised contract rules and regulations at any time. In order to help ensure compliance with these complex laws and regulations, all of our employees are required to complete ethics training and other compliance training relevant to their respective positions.

Internationally, we are subject to special U.S. Government laws and regulations, local government regulations and procurement policies and practices (including regulations relating to import-export control, exchange controls, investments, repatriation of earnings and bribery of foreign officials,) and varying economic, political and currency risks.

Contracts

Generally, the sales price arrangements for our contracts are either fixed-price, cost-plus or time-and-material type. A fixed-price type contract typically offers higher profit margin potential than a cost-plus type or time-and-material type contract, which is commensurate with the greater levels of risk we assume on a fixed-price type contract.

On a fixed-price type contract, we agree to perform the contractual statement of work for a predetermined sales price. Although a fixed-price type contract generally permits us to retain profits if the total actual contract costs are less than the estimated contract costs, we bear the risk that increased or unexpected costs may reduce our profit or cause us to sustain losses on the contract. Accounting for the revenue on a fixed-price type contract that is covered by contract accounting standards requires the preparation of estimates of (1) the total contract revenue, (2) the total costs at completion, which is equal to the sum of the actual incurred costs to date on the contract and the estimated costs to complete the contract’s statement of work, and (3) the measurement of progress towards completion. Adjustments to original estimates for a contract’s revenue, estimated costs at completion and estimated total profit or loss are often required as work progresses under a contract, as experience is gained and as more information is obtained, even though the scope of work required under the contract may not change.

On a cost-plus type contract, we are paid our allowable incurred costs plus a profit which can be fixed or variable depending on the contract’s fee arrangement up to predetermined funding levels determined by our customers. Cost-plus type contracts with award and incentive fee provisions are our primary variable contract fee arrangement. Award fees provide for a fee based on actual performance relative to contractually specified performance criteria. Incentive fees provide for a fee based on the relationship which total allowable costs bear to target cost.

On a time-and-material type contract, we are paid on the basis of direct labor hours expended at specified fixed-price hourly rates (that include wages, overhead, allowable general and administrative expenses and profit) and materials at cost. Therefore, on cost-plus type and time-and-material type contracts we do not bear the risks of unexpected cost overruns, provided that we do not incur costs that exceed the predetermined funded amounts.

We believe we have a balanced mix of fixed-price, cost-plus and time-and-material type contracts, a diversified business base and an attractive customer profile with limited reliance on any single contract.

The table below presents the percentage of our total revenue generated from each contract-type for the years ended December 31, 2010, 2009, and 2008.

	Year Ended December 31,
Contract-Type	2010	2009	2008

Fixed Price	52%	51%	53%
Cost Plus(a)	48%	49%	47%

Total Revenue	100%	100%	100%

(a)	Includes time and material contracts.

Environmental

We are subject to stringent federal, state and local environmental laws and regulations. These are subject to change, which can be difficult to predict reliably and the timing of potential changes is uncertain.

Environmental requirements significantly affect our operations and we have established an internal program to address our compliance with them.

We are responsible, or are alleged to be responsible, for ongoing environmental investigation and remediation of sites in various countries. These are in various stages of investigation and/or remediation and at some of these sites our liability is considered de minimis. We have received notification from the U.S. Environmental Protection Agency (EPA), and from other federal and state agencies, that a number of sites formerly or currently owned and/or operated by us, and other properties or water supplies that may be or have been impacted by those operations, contain disposed or recycled materials or wastes and require environmental investigation and/or remediation. These sites include instances where we have been identified as a potentially responsible party under federal and state environmental laws and regulations. Our accruals for environmental matters are recorded on a site-by-site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. It can be difficult to estimate reliably the final costs of investigation and remediation due to various factors. In our opinion, the total amount accrued is appropriate based on facts and circumstances as currently known to us. We do not anticipate these liabilities will have a material adverse effect on our combined financial position, results of operations or cash flows. We cannot assure you that other sites, or new details about sites known to us, that could give rise to environmental liabilities with such material adverse effects on us will not be identified in the future.

Properties

We have 156 locations, in 12 countries on four continents. These properties total 7.0 million square feet, of which 149 locations, or 5.1 million square feet are leased. We consider the many offices, plants, warehouses, and other properties that we own or lease to be in good condition and generally suitable for the purposes for which they are used. The following table shows the significant locations by segment.

Location	Segment	Square Footage	Owned/Leased
		(In thousands)

Clifton, New Jersey	C4ISR	921	Owned
Rochester, New York	C4ISR	440	Owned
Fort Wayne, Indiana	C4ISR	302	Leased
Roanoke, Virginia	C4ISR	251	Owned
Rochester, New York	C4ISR	250	Leased
Fort Wayne, Indiana	C4ISR	241	Leased
Rochester, New York	C4ISR	225	Leased
Van Nuys, California	C4ISR	168	Leased
Herndon, Virginia	Information and Technical Services	167	Leased
Morgan Hill, California	C4ISR	160	Leased
Corporate Headquarters
McLean, Virginia	Corporate Headquarters	20	Leased

Legal Proceedings

We are party to or have property subject to claims and other legal proceedings, including matters arising under provisions relating to the protection of the environment. The extent of our financial exposure cannot in all cases be reasonably estimated at this time. We believe the probability is remote that the outcome of these matters will have a material adverse effect on us as a whole. For information regarding these matters, including current estimates of the amounts that we believe are required for remediation or clean-up see Note 16, “Commitments and Contingencies,” in the Notes to the Combined Financial Statements. While we cannot predict the outcome of these matters, in the opinion of management, any liability arising from them will not have a material adverse effect on our financial position, results of operations or liquidity.

Other Proceedings

On March 27, 2007, ITT reached a settlement relating to an investigation of our Night Vision Division’s compliance with the International Traffic in Arms Regulations (ITAR) pursuant to which ITT pled guilty to two violations, based on the export of defense articles without a license and the omission of material facts in required export reports. ITT was assessed a total of $50 million in fines, forfeitures and penalties. ITT also entered into a Deferred Prosecution Agreement with the U.S. Government which deferred action regarding a third count of violations related to ITAR pending implementation of a remedial action plan, including the appointment of an independent monitor. ITT was also assessed a deferred prosecution monetary penalty of $50 million which is being reduced for monies spent, during the five-year period following the date of the Plea Agreement, to accelerate and further the development and fielding of advanced night vision technology. On April 12, 2011, the Department of Justice dismissed the deferred third count of the Deferred Prosecution Agreement. This dismissal terminates any further obligation of ITT and the Company under the Deferred Prosecution Agreement with the exception of the obligation to fulfill the $50 million deferred prosecution monetary penalty as identified above. Management believes that this matter will not have a material adverse effect on our combined financial position, results of operations or cash flows.

MANAGEMENT

Our Executive Officers

The following table sets forth certain information as of June 30, 2011, concerning certain of our executive officers, including a five-year employment history and any directorships held in public companies following the spin-off. Following the spin-off, none of our executive officers will be affiliated with ITT.

Name	Age	Position(s)

David F. Melcher	57	President and Chief Executive Officer
Peter J. Milligan	43	Senior Vice President and Chief Financial Officer
Ann D. Davidson	59	Senior Vice President, Chief Legal Officer and Corporate Secretary
Christopher C. Bernhardt	55	Executive Vice President and President of Electronic Systems
Kenneth W. Hunzeker	58	Executive Vice President and President of Mission Systems
A. John Procopio	57	Senior Vice President and Chief Human Resources Officer
John E. Shephard, Jr.	55	Senior Vice President and Chief Strategy and M&A Officer
Michael R. Wilson	55	Executive Vice President and President of Information Systems
Christopher D. Young	52	Executive Vice President and President of Geospatial Systems

David F. Melcher — Lieutenant General (Ret.) David F. Melcher will serve as our President and Chief Executive Officer and as a Director on our Board of Directors. Mr. Melcher currently serves as President of ITT Defense and Information Solutions and as a corporate Senior Vice President and member of the ITT Strategic Council. Mr. Melcher joined ITT in August 2008 as Vice President of Strategy and Business Development following 32 years of distinguished service in the U.S. Army. Mr. Melcher has more than 20 years of defense community experience in program management, strategy development and finance, working with key decision makers within the Army, Department of Defense, Office of Management and Budget, and Congress. He is a former White House Fellow who currently serves on the Board of Directors of the White House Fellows Foundation and Association, and is a registered professional engineer in the State of New Hampshire. In 2009, he was also selected to serve on the National Defense Industrial Association’s Board of Trustees. Mr. Melcher holds a bachelor’s degree in civil engineering from the U.S. Military Academy at West Point and two masters’ degrees, including one in business administration from Harvard University and another in public administration from Shippensburg University. Mr. Melcher has extensive international strategic business, budget, policymaking and defense-related experience, has demonstrated leadership and management experience with the U.S. Army, and has served as the Army’s Military Deputy for Budget and Deputy Chief of Staff for Programs in the Pentagon, and as Commander of the Corps of Engineers.

Peter J. Milligan — Peter J. Milligan will serve as our Senior Vice President and Chief Financial Officer. Mr. Milligan currently serves as Vice President and Chief Financial Officer for ITT Defense and Information Solutions. Previously, he served as the Vice President and Controller for ITT’s electronic systems business, and prior to that, led ITT’s investor relations organization. Before joining ITT in 2006, Mr. Milligan was Vice President of finance for AT&T, where he led the investor relations function. He began his career in public accounting at Price Waterhouse and Arthur Andersen. He holds a master of business administration from New York University with a concentration in finance and economics, a master’s degree in taxation from Seton Hall University and a bachelor’s degree in business administration in accounting from Hofstra University.

Ann D. Davidson — Ann D. Davidson will serve as our Senior Vice President, Chief Legal Officer and Corporate Secretary. Ms. Davidson is currently Vice President, Corporate Responsibility for ITT. She joined ITT in May 2007 as Vice President and General Counsel of ITT’s Defense and Information Solutions group. Shortly thereafter she was named ITT’s Chief Ethics and Compliance Officer and, in November 2009 she was elected a corporate Vice President. Prior to joining ITT, Ms. Davidson held executive legal positions in several companies, including Thales North America, Inc., Parker Hannifin Corporation and Honeywell Inc. She was Senior Vice President, General Counsel and Corporate Secretary for Alliant Techsystems Inc. and was Vice President, General Counsel and Corporate Secretary for Power Control Technologies, Inc. Earlier in her career, she was in private practice with a law firm and served as an attorney for the U.S. Department of the Navy. She graduated cum laude from the University of Dayton’s School of Law and holds a bachelor’s degree in political science from Ohio University.

Christopher C. Bernhardt — Christopher C. Bernhardt will serve as our Executive Vice President and President of Electronic Systems. Mr. Bernhardt is currently the President of ITT Electronic Systems. Mr. Bernhardt has more than 30 years of experience in the defense, aerospace and commercial electronics industries. Mr. Bernhardt has also served in a dual role from 2006 to 2008 as ITT Defense Vice President of Strategy/M&A and Business Development. Prior to ITT, Mr. Bernhardt served in executive leadership positions with General Electric Aerospace & Defense; Smiths Industries; Allied Signal as President Guidance and Controls; Litton Industries as President, Data and C3 Systems; and Stellex Technologies as Chairman, President and CEO. He is a member or AUSA, the Strategic Advisory Board of the Journal of Electronic Defense (JED), Navy league, Air Force Association, Association of Old Crows (AOC), Army Aviation Association of America, and the USMC Scholarship Association. Mr. Bernhardt holds a bachelor’s degree in science electrical engineering from Duke University and a master of business administration in finance and marketing from Hofstra University. He is a graduate of ITT’s Ashridge Management College, Wharton’s Executive Finance Program and is a certified Value Based Six Sigma Green Belt.

Kenneth W. Hunzeker — Lieutenant General (Ret.) Kenneth W. Hunzeker will serve as our Executive Vice President and President of Mission Systems. Mr. Hunzeker is currently the President and General Manager of ITT Mission Systems. Prior to heading ITT Mission Systems, he joined ITT as Vice President, Government Relations for ITT Defense and Information Solutions after 35 years of distinguished service in the U.S. Army. In that position he was responsible for shaping ITT Defense and Information Solutions. Mr. Hunzeker has more than 20 years of defense community experience in program management, strategy development and finance, working with key decision makers within the Army, Department of Defense, Office of Management and Budget, and Congress. Most recently he served as Deputy Commander, United States Forces — Iraq. During a previous tour, he commanded the Civilian Police Transition Team responsible for training and equipping over 400,000 Iraqi security forces. He also served as the Vice Director for Force Structure, Resources and Assessment, J-8, The Joint Staff, Washington, D.C. and commanded the 1st Infantry Division as well as 5th U.S. Corps, both in U.S. Army Europe. Mr. Hunzeker holds a bachelor’s degree from the U.S. Military Academy at West Point and two masters’ degrees, including one in systems technology (command control and communications).

Dr. A. John Procopio — Dr. A. John Procopio will serve as our Senior Vice President and Chief Human Resources Officer. Dr. Procopio is currently Vice President and Director of Human Resources for ITT Corporation, as well as the Vice President and Director of Human Resources for ITT Defense and Information Solutions. He was elected an ITT Vice President in April 2011. He was named to the Defense and Information Solutions position in February 2003. Previously, Dr. Procopio held the position of Chief Learning Officer of ITT Corporation. Dr. Procopio joined ITT in 1983 as an Assistant Manager of Training and Development and assumed positions of increasing responsibility before becoming Director of the Total Quality Management group in 1993. He was formerly Vice President, Director Human Resources, N.A. Division at ITT Sheraton Corporation. In 1995, he was promoted to Director, Human Resources and Executive Compensation for ITT Industries, Inc. where he had responsibilities for human resources activities including: executive development, executive compensation, executive staffing, headquarters staffing, diversity, training and development, policy administration and continuity planning. Dr. Procopio holds a bachelor’s degree in education from Mansfield University, a master’s degree in education from Temple University and a doctorate in education administration from the University of Bridgeport.

John E. Shephard, Jr. — John E. Shephard, Jr. will serve as our Senior Vice President and Chief Strategy and M&A Officer. Mr. Shephard is currently the Vice President, Business Development and Strategy for ITT Defense and Information Solutions. He joined ITT in April 2009. Prior to joining ITT he was CEO of Pallas-

Athena Group based in Williamsburg, Virginia, where he provided strategic, financial, and operations consultation to clients. Previously, he was President, Newport News Industrial Corporation and Senior Vice President, Operations, Northrop Grumman-Newport News. Prior to that he served in a variety of leadership roles at Newport News Shipbuilding, Inc., in Newport News, Virginia, to include Vice President, Manufacturing and Materials; Vice President, Strategy and Process Innovation; and Director, Strategic Planning. Mr. Shephard began his work in industry following a distinguished military career, which included combat duty in Desert Storm, a NASA leadership post and a teaching assignment at the U.S. Military Academy. Mr. Shephard holds a Master’s degree in political science from the Massachusetts Institute of Technology. He earned his bachelor’s degree in civil engineering from the U.S. Military Academy at West Point. He was also selected to the prestigious White House Fellow program. In 1999, the American Society of Engineering Management honored him as Engineering Manager of the Year.

Michael R. Wilson — Michael R. Wilson will serve as our Executive Vice President and President of Information Systems. Mr. Wilson is currently the President of ITT Information Systems. Appointed to this position in January 2010, he is responsible for all aspects of the Information Systems business including performance, strategy, leadership and customer relations. Mr. Wilson joined ITT in 1986 and has held a succession of increasingly responsible technical and management positions with the company. Prior to his current position, he served as President of ITT’s Advanced Engineering & Sciences business. Prior to that, he was Vice President of ITT’s Communications, Intelligence and Information systems business unit where he led the business in providing advanced information and network solutions to the FAA, NASA and other government customers. Mr. Wilson is a Value Based Six Sigma (VBSS) certified Champion and has completed executive strategic management program at Ashridge Management College. Mr. Wilson began his career with four years of service in the United States Air Force and holds a bachelor’s degree in electrical engineering from the Pennsylvania State University.

Christopher D. Young — Christopher D. Young will serve as our Executive Vice President and President of Geospatial Systems. Mr. Young is currently President and General Manager of ITT Geospatial Systems. Previously, Mr. Young was President and General Manager of ITT Space Systems Division, a position held since April 2006. Prior to this position, Mr. Young served as Vice President and Director for ITT Space Systems’ Commercial & Space Sciences group in Fort Wayne, Indiana. In 2003, he was named Director, Space Programs for ITT Aerospace/Communications Division. He served in a series of managerial and project engineering positions before he was named Director of Space Engineering for Aerospace/Communications Division in 2001. Mr. Young first joined the company’s Aerospace/Communications Division in 1982. Mr. Young is a member of the Aerospace Industries Association (AIA) and the National Space Club. Mr. Young holds a bachelor’s degree in electrical engineering from The Ohio State University, and has taken graduate studies in the master of business administration program at Indiana University.

Our Board of Directors

The following table sets forth information with respect to those persons who are expected to serve on our Board of Directors following the spin-off. See “— Our Executive Officers” for Mr. Melcher’s biographical information. We are in the process of identifying additional individuals who will become directors following the spin-off. Following the spin-off, Christina A. Gold and Paul J. Kern will continue to serve on the Board of Directors of ITT until mid-2013. None of Ralph F. Hake, David F. Melcher, Steven R. Loranger and John J. Hamre will serve on the Board of Directors of ITT following the spin-off.

Name	Age	Position(s)

Ralph F. Hake	62	Chairman
Christina A. Gold	63	Director
John J. Hamre	60	Director
Paul J. Kern	65	Director
Steven R. Loranger	59	Director
David F. Melcher	57	Director

Ralph F. Hake — Ralph F. Hake will serve as Chairman on our Board of Directors. Mr. Hake has been a Director of ITT since 2002 and will resign that position at the time of the spin-off. Mr. Hake was Chairman and Chief Executive Officer of Maytag Corporation from June of 2001 to March of 2006. Mr. Hake has extensive global management and financial experience. He served as Executive Vice President and Chief Financial Officer for Fluor Corporation, an engineering and construction firm from 1999 to 2001. From 1987 to 1999, Mr. Hake served in various executive capacities at Whirlpool Corporation, including Chief Financial Officer and Senior Executive Vice President for Global Operations. Mr. Hake also served on the Board of Directors for the National Association of Manufacturers and was Chairman of the group’s taxation and economic policy group. He has served as a Director of Owens-Corning Corporation since 2006 and was previously a Director of Maytag Corporation from June 2001 through March 2006. Mr. Hake served as non-executive Chairman of Smurfit-Stone from 2010 until its acquisition by RockTenn Co. on May 28, 2011, on which date he became a Director of RockTenn Co. Mr. Hake is business and economics graduate of the University of Cincinnati and holds a master of business administration from the University of Chicago. Mr. Hake has extensive global management and financial experience. Mr. Hake has also served as a Director of other public companies providing additional relevant experience.

Christina A. Gold — Christina A. Gold will serve as a Director on our Board of Directors. Mrs. Gold has been a Director of ITT since 1997. Mrs. Gold was President and Chief Executive Officer of The Western Union Company, a leading company in global money transfer, from September of 2006 to September of 2010. From May 2002 to September 2006, Mrs. Gold was President of Western Union Financial Services, Inc. and Senior Executive Vice President of Western Union’s parent company, First Data Corporation. From October 1999 to May 2002, she was Chairman, President and Chief Executive Officer of Excel Communications, Inc. Mrs. Gold served as President and Chief Executive Officer of The Beaconsfield Group from March 1998 to October 1999. From 1997 to 1998, Mrs. Gold was Executive Vice President of Global Development of Avon Products, Inc., and from 1993 to 1997, she was President of Avon North America. Mrs. Gold has served as Director of The Western Union Company since 2006. Mrs. Gold has also served as a Director of New York Life Insurance Company since 2001, a mutual company, and previously served as a Director of Torstar Corporation, a broad-based Canadian media company. She serves as a Director of New York Life Insurance, a mutual company. Mrs. Gold is a graduate of Carleton University. Mrs. Gold has extensive experience in leadership positions with wide-ranging global leadership, management and marketing organizations. Mrs. Gold has also served as a Director of other public companies providing additional relevant experience.

John J. Hamre — John J. Hamre will serve as a Director on our Board of Directors. Dr. Hamre has been a Director of ITT since 2000 and will resign that position at the time of the spin-off. Dr. Hamre was elected President and Chief Executive Officer of Center for Strategic & International Studies (“CSIS”), a public policy research institution dedicated to strategic, bipartisan global analysis and policy impact, in April of 2000. Prior to joining CSIS, he served as U.S. Deputy Secretary of Defense from 1997 to 2000 and Under Secretary of Defense (Comptroller) from 1993 to 1997. Dr. Hamre is a Director of MITRE Corporation, a not-for-profit organization chartered to work in the public interest, with expertise in systems engineering, information technology, operational concepts, and enterprise modernization. Dr. Hamre has extensive strategic and international experience, particularly with respect to defense-related businesses. He has served as a Director of SAIC, Inc. since 2005 and Oshkosh Corporation since 2009. Dr. Hamre was previously a Director of Choicepoint, Inc. from May 2002 through September 2008. Following the spin-off of Xylem, Dr. Hamre is expected to serve on its Board of Directors. He holds a bachelor’s degree, with highest distinction, from Augustana College in Sioux Falls, South Dakota, was a Rockefeller Fellow at Harvard Divinity School and was awarded a Ph.D., with distinction, from the School of Advanced International Studies, Johns Hopkins University. Dr. Hamre has extensive strategic and international experience, particularly with respect to defense related businesses. Dr. Hamre has also served as a Director of other public companies providing additional relevant experience.

Paul J. Kern — General Paul J. Kern, U.S. Army (Ret.) will serve as a Director on our Board of Directors. Mr. Kern has been a Director of ITT Corporation since August 2008. Mr. Kern has served as a Senior Counselor to the Cohen Group since January 2005. He served as President and Chief Operating Officer of AM General LLC from August of 2008 to January of 2010. In November 2004, Mr. Kern retired from the U.S. Army as Commanding General, Army Materiel Command (AMC). Mr. Kern graduated from the U.S. Military Academy at West Point. Mr. Kern serves on the Board of Directors of CoVant Technologies LLC, and AT Solutions, a subsidiary of CoVant Technologies. Mr. Kern is a member of the Defense Science Board and National Academy of Engineering. He has served as a Director of iRobot Corporation since 2006. Mr. Kern was a Director of EDO Corporation from 2005 through 2007. The Company acquired EDO Corporation on December 20, 2007. He was a director of Anteon Corporation from 2005 until 2006 when it was sold to General Dynamics. He holds masters’ degrees in both civil and mechanical engineering from the University of Michigan, and he was a Senior Security Fellow at the John F. Kennedy School at Harvard University. Mr. Kern has extensive international strategic business and defense-related experience, has demonstrated leadership and management experience with the U.S. Army, and is a leading figure on defense transformation. Mr. Kern has also served as a Director of other public companies providing additional relevant experience.

Steven R. Loranger — Steven R. Loranger will serve as a Director on our Board of Directors. Mr. Loranger currently serves as President, Chief Executive Officer and Chairman of the Board of Directors of ITT, and has been a Director of ITT since 2004 and will resign that position at the time of the spin-off. Mr. Loranger is a member of the Business Roundtable, serves on the boards of the National Air and Space Museum and the Congressional Medal of Honor Foundation and is on the Executive Committee of the Aerospace Industries Association Board of Governors. Prior to ITT, Mr. Loranger previously served as Executive Vice President and Chief Operating Officer of Textron, Inc. from 2002 to 2004, overseeing Textron’s manufacturing businesses, including aircraft and defense, automotive, industrial products and components. From 1981 to 2002, Mr. Loranger held executive positions at Honeywell International Inc. and its predecessor company, AlliedSignal, Inc., including serving as President and Chief Executive Officer of its Engines, Systems and Services businesses. Following the spin-off of Xylem, Mr. Loranger is expected to serve on its Board of Directors. Mr. Loranger holds a bachelor’s and master’s degree in science from the University of Colorado. Mr. Loranger has extensive operational and manufacturing experience with industrial companies and, in particular, he has intimate knowledge of the Company’s business and operations having served as Chief Executive Officer of ITT since 2004. Mr. Loranger also serves as a Director on the Board of FedEx Corporation, providing additional relevant experience.

Structure of the Board of Directors

Our Board of Directors will be divided into three classes that will be, as nearly as possible, of equal size. The initial terms of the Class I, Class II and Class III directors will expire at the annual meeting in 2012, 2013 and 2014, respectively, and in each case, when any successor has been duly elected and qualified. Upon the expiration of each initial term, directors will subsequently serve three-year terms if renominated and reelected. The proposed Class I directors will include Ralph F. Hake and David F. Melcher, the proposed Class II directors will include Christina A. Gold and Steven R. Loranger, and the proposed Class III directors will include Paul J. Kern and John. J. Hamre.

Pursuant to the Distribution Agreement, we have agreed that Exelis shall nominate a slate of directors to be elected at our shareholder meeting to be held in 2013 and each year thereafter so that (i) a majority of the Board of Directors shall consist of persons who had not served as a director or executive officer of ITT at any time during the twelve month period immediately prior to the distribution (each, a “Legacy Director”) and (ii) no director of Exelis that is a Legacy Director shall also be a director of ITT, including any Legacy Director who would be nominated to serve as a director of ITT at its shareholder meeting to be held in 2013.

Committees of the Board of Directors

Following the spin-off, the standing committees of our Board of Directors will include an Audit Committee, a Compensation and Personnel Committee and a Nominating and Governance Committee each as further described below. Following our listing on the NYSE and in accordance with the transition provisions of the rules of the NYSE applicable to companies listing in conjunction with a spin-off transaction, each of these committees will, by the date required by the rules of the NYSE, be composed exclusively of directors who are independent. Other committees may also be established by the Board of Directors from time to time.

Audit Committee.  The members of the Audit Committee are expected to be Christina A. Gold (chair), Ralph F. Hake and Paul J. Kern. The Audit Committee will have the responsibility, among other things, to meet periodically with management and with both our independent auditor and internal auditor to review audit results and the adequacy of and compliance with our system of internal controls. In addition, the Audit Committee will appoint or discharge our independent auditor, and review and approve auditing services and permissible non-audit services to be provided by the independent auditor in order to evaluate the impact of undertaking such added services on the independence of the auditor. The responsibilities of the Audit Committee, which are anticipated to be substantially identical to the responsibilities of ITT’s Audit Committee, will be more fully described in our Audit Committee charter. The Audit Committee charter will be posted on our website and will be available in print to any shareholder who requests it. By the date required by the transition provisions of the rules of the NYSE, all members of the Audit Committee will be independent and financially literate. Further, the Board of Directors has determined that Ms. Gold, Mr. Hake and Mr. Kern possess accounting or related financial management expertise within the meaning of the NYSE listing standards and that each qualifies as an “audit committee financial expert” as defined under the applicable SEC rules.

Compensation and Personnel Committee.  The members of the Compensation and Personnel Committee are expected to be Paul J. Kern (chair), Ralph F. Hake and John J. Hamre. The Compensation and Personnel Committee will oversee all compensation and benefit programs and actions that affect our senior executive officers. The Compensation and Personnel Committee will also provide strategic direction for our overall compensation structure, policies and programs and will oversee and approve the continuity planning process. The responsibilities of the Compensation and Personnel Committee, which are anticipated to be substantially identical to the responsibilities of ITT’s Compensation and Personnel Committee, will be more fully described in the Compensation and Personnel Committee charter. The Compensation and Personnel Committee charter will be posted on our website and will be available in print to any shareholder who requests it. Each member of the Compensation and Personnel Committee will be a non-employee director and there are no Compensation and Personnel Committee interlocks involving any of the projected members of the Compensation and Personnel Committee.

Nominating and Governance Committee.  The members of the Nominating and Governance Committee are expected to be John J. Hamre (chair), Paul J. Kern and Steven R. Loranger. The Nominating and Governance Committee will be responsible for developing and recommending to the Board of Directors criteria for identifying and evaluating director candidates; identifying, reviewing the qualifications of and proposing candidates for election to the Board of Directors; and assessing the contributions and independence of incumbent directors in determining whether to recommend them for reelection to the Board of Directors. The Nominating and Governance Committee will also review and recommend action to the Board of Directors on matters concerning transactions with related persons and matters involving corporate governance and, in general, oversee the evaluation of the Board of Directors. The responsibilities of the Nominating and Governance Committee, which are anticipated to be substantially identical to the responsibilities of ITT’s Nominating and Governance Committee, will be more fully described in the Nominating and Governance Committee charter. The Nominating and Governance Committee charter will be posted on our website and will be available in print to any shareholder who requests it.

Director Independence.  Our Board of Directors, upon recommendation of our Nominating and Governance Committee, is expected to formally determine the independence of its directors following the spin-off. The Board of Directors of ITT has affirmatively determined that the following directors, who are anticipated to be elected to our Board of Directors, are independent: Ralph F. Hake, John J. Hamre, Christina A. Gold and Paul J. Kern. Our Board of Directors is expected to annually determine the independence of directors based on a review by the directors and the Nominating and Governance Committee. No director will be considered independent unless the Board of Directors determines that he or she has no material relationship with us, either directly or as a partner, shareholder, or officer of an organization that has a material relationship with us. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships, among others. To evaluate the materiality of any such relationship, the Board of Directors has determined it is in the best interests of the company to adopt categorical independence standards which will be set forth in the Corporate Governance Guidelines. The standards that will be relied upon by the Board of Directors in affirmatively determining whether a director is independent are composed, in part, of those objective standards set forth in the NYSE rules, which generally provide that:

•	A director who is an employee, or whose immediate family member (defined as a spouse, parent, child, sibling, father- and mother-in-law, son- and daughter-in-law, brother- and sister-in-law and anyone, other than a domestic employee, sharing the director’s home) is an executive officer, of the company, would not be independent until three years after the end of such relationship.

•	A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from the company, other than director and committee fees and pension or other forms of deferred compensation for prior services (provided such compensation is not contingent in any way on continued service) would not be independent until three years after ceasing to receive such amount.

•	A director who is a partner of or employed by, or whose immediate family member is a partner of or employed by and personally works on the company’s audit, a present or former internal or external auditor of the company would not be independent until three years after the end of the affiliation or the employment or auditing relationship.

•	A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the company’s present executives serve on the other company’s compensation committee would not be independent until three years after the end of such service or employment relationship.

•	A director who is an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, would not be independent until three years after falling below such threshold.

Compensation of Non-Employee Directors

Following the spin-off, director compensation will be determined by our Board of Directors with the assistance of its Nominating and Governance Committee. It is anticipated that such compensation will consist of an annual retainer, an annual equity award, annual fees for serving as an Audit Committee chair and other types of compensation.

Director Compensation Table

The following table sets forth information concerning the 2010 compensation awarded by ITT to non-employee directors of ITT who are expected to be non-employee directors of Exelis. The table below represents the 2010 grant date fair value of compensation computed in accordance with GAAP. All non-employee directors received the same cash, stock, and options awards for service as a non-employee director. Mr. Loranger, as an employee director, did not receive compensation of his service on the ITT Board of Directors. The grant date fair value of stock awards and option awards granted to non-employee directors in 2010 is provided in footnote (b) to the table. Stock awards are composed of restricted stock units. Option awards are composed of non-qualified stock options.

	Fees Earned or	Stock
	Paid in Cash	Awards	Option Awards	Total
Name	$(a)	($)(b)	($)(b)	($)

Ralph F. Hake	90,000	90,192	40,126	220,318
John J. Hamre	90,000	90,192	40,126	220,318
Christina A. Gold	90,000	90,192	40,126	220,318
Paul J. Kern	90,000	90,192	40,126	220,318

(a)	Fees earned were paid, at the election of the director, in cash or deferred cash. Non-employee directors could have irrevocably elected deferral into an interest-bearing cash account or an account that tracks an index of ITT’s stock.

(b)	Awards reflect the grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 718, Stock Compensation. Non- employee directors do not receive differing amounts of equity compensation, the grant date fair value for restricted stock units was $52.59 and was determined on May 11, 2010, the date of the ITT’s 2010 Annual Meeting. The grant price reflects the closing price of ITT stock on the grant date. The grant date fair value of non-qualified stock options was $14.03, determined on March 5, 2010, the date on which director stock options were awarded.

The following table represents restricted common stock and stock options outstanding as of December 31, 2010 awarded by ITT to non-employee directors of ITT who are expected to be non-employee directors of Exelis. Outstanding restricted common stock awards include unvested restricted stock units and vested but deferred restricted stock units.

Restricted Common Stock and
Stock Option Awards Outstanding at 2010 Fiscal Year-End

	Outstanding	Outstanding
	Restricted Common	Stock Option
Name	Stock Awards	Awards

Ralph F. Hake	10,466	22,570
John J. Hamre	14,224	26,130
Christina A. Gold	23,026	26,130
Paul J. Kern	3,910	9,050

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

We are currently a wholly owned subsidiary of ITT, which will, following the spin-off, own the subsidiaries that currently conduct the operations of the Defense and Information Solutions segment of ITT. Therefore, our historical compensation strategy has been primarily determined by the Compensation and Personnel Committee of ITT’s Board of Directors (the “ITT Compensation Committee”), which approves and oversees administration of ITT’s executive compensation program. Since the information presented in this document relates primarily to the 2010 fiscal year, which ended on December 31, 2010, this Compensation Discussion and Analysis focuses primarily on ITT’s compensation programs and decisions with respect to 2010, describing all elements of ITT’s executive compensation program as determined by the ITT Compensation Committee. This Compensation Discussion and Analysis also describes the ways in which we anticipate that our compensation philosophy will differ from that of ITT’s after we become a separate public company. As explained under “The Spin-off — Reasons for the Spin-Off,” separation from ITT will provide us with the flexibility to establish appropriate compensation policies to attract, motivate and retain our executives. We will form our own Compensation Committee (the “Exelis Compensation Committee”) that will be responsible for our executive compensation programs prospectively, which may be different from the compensation programs in place for 2010.

This Compensation Discussion and Analysis describes ITT’s compensation philosophy for those individuals who are expected to be the most highly compensated Exelis executive officers based on their fiscal 2010 compensation with ITT. These officers are referred to herein as Named Executive Officers (“NEOs”) and Exelis also is referred to as “we”, “us” or “our.” Our named executives are David F. Melcher, who is expected to be Chief Executive Officer and was Senior Vice President and President, Defense and Information Solutions of ITT; Peter J. Milligan, who is expected to be Chief Financial Officer and was Vice President, Chief Financial Officer, Defense and Information Solutions of ITT; Christopher C. Bernhardt, who is expected to be President of Electronic Systems and was President, Electronic Systems of ITT; Michael R. Wilson, who is expected to be President of Information Systems and was President, Information Systems of ITT; and Christopher D. Young, who is expected to be President and General Manager of Geospatial Systems and was President, Geospatial Systems of ITT.

Our Executive Compensation Program

Overall compensation policies and programs

Historically.  In 2010, the ITT Compensation Committee retained Pay Governance LLC as its independent compensation consultant (“Pay Governance” or the “Compensation Consultant”). Pay Governance provides independent consulting services in support of the ITT Compensation Committee’s charter. The Compensation Consultant also provided independent consulting services in support of ITT’s Nominating and Governance Committee’s charter, including providing competitive data on director compensation. The Compensation Consultant’s engagement leader provided objective expert analyses, assessments, research and recommendations for executive employee compensation programs, incentives, perquisites, and compensation standards. In this capacity, the Compensation Consultant provided services that related solely to work performed for and at the direction of ITT’s Compensation Committee including analysis of material prepared by ITT for ITT’s Compensation Committee’s review. In 2010, ITT’s human resources, finance and legal departments supported the work of the ITT Compensation Committee, provided information, answered questions and responded to requests. Additionally, the Compensation Consultant provided analyses to ITT’s Nominating and Governance Committee and the full Board of Directors on Non-Management Director compensation. The Compensation Consultant provided no other services to ITT during 2010.

In 2010, as in past years, the ITT Compensation Committee looked to competitive market compensation data for companies comparable to ITT to establish overall policies and programs that address executive compensation, benefits and perquisites. This review included analysis of the Towers Watson Compensation

Data Bank (“CDB”) information provided by the Compensation Consultant. The analyses used a sample of 174 companies from the S&P® Industrials Companies that were available in the CDB. The compensation data from these companies were evaluated by the Compensation Consultant for differences in the scope of operation as measured by annual revenue. Appendix A at the end of this section lists the sample of companies from the S&P® Industrials Companies that were used in the CDB analyses. The ITT Compensation Committee believes that these 174 companies most closely reflect the labor market in which ITT competes for talent.

The ITT Compensation Committee has delegated to ITT’s Senior Human Resources Executive responsibility for administering the executive compensation program. During 2010, ITT’s Chief Executive Officer and Senior Human Resources Executive made recommendations to the ITT Compensation Committee regarding executive compensation actions and incentive awards. Mr. Melcher was an NEO of ITT in 2010. The ITT Compensation Committee reviewed each compensation element for Mr. Melcher and made the final determination regarding executive compensation for him using the processes described for ITT in this Compensation Discussion and Analysis. With respect to Messrs. Bernhardt, Wilson and Young, Mr. Melcher, in his role as President of Defense and Information Solutions for ITT made recommendations to the Chairman, President and Chief Executive Officer of ITT regarding executive compensation for these officers and, after discussing Mr. Melcher’s recommendations, the final executive compensation determinations were made jointly by Mr. Melcher and the Chairman, President and Chief Executive Officer of ITT. With respect to the executive compensation of Mr. Milligan, Mr. Melcher in his role as President of Defense and Information Solutions for ITT made recommendations to both the Chairman, President and Chief Executive Officer of ITT and to ITT’s Senior Vice President and Chief Financial Officer, and after discussing Mr. Melcher’s recommendations, Mr. Milligan’s final executive compensation determination was made jointly by Mr. Melcher, the Chairman, President and Chief Executive Officer of ITT and ITT’s Senior Vice President and Chief Financial Officer. The ITT Compensation Committee also approved the 2010 long-term incentive awards for the NEOs. The ITT Compensation Committee believes ITT’s compensation programs reflect ITT’s overarching business rationale and are designed to be reasonable, fair, fully disclosed, and consistently aligned with long-term value creation. The ITT Compensation Committee further believes this compensation philosophy encourages individual and group behaviors that balance risk and reward and assist ITT in achieving steady, sustained growth and earnings performance.

Going Forward.  Following the separation, it is expected that the Exelis Compensation Committee will retain a compensation consultant and the nature and scope of the compensation consultant’s engagement will be similar to that of ITT’s Compensation Consultant. In addition, we expect to establish a similar executive compensation philosophy with respect to our NEOs following the separation. We expect that our compensation objective will be to implement compensation programs that reflect an overarching business rationale and are designed to be reasonable, fair, fully disclosed, and consistently aligned with long-term value creation. We also expect that the Exelis Compensation Committee will delegate to a senior Human Resources executive responsibility for administering the Executive Compensation program.

Individual executive positions

Historically.  ITT’s senior management positions, including each of its NEO positions, were compared to positions with similar attributes and responsibilities based on the CDB information. This information was used to provide the market median dollar value for annual base salary, annual incentives and long-term incentives. Compensation levels within approximately 10% above or below the market median dollar value are considered by the Compensation Consultant and the ITT Compensation Committee to be within the market median range. The ITT Compensation Committee used the CDB information, along with other qualitative information, described below, in making its determination of target and actual compensation provided to each of ITT’s NEOs. The ITT Compensation Committee may consider deviations from the market median range depending on a position’s strategic value, ITT’s objectives and strategies, and individual experience and performance in the position. The ITT Compensation Committee may, but is not required to, consider prior year’s compensation, including short-term or long-term incentive payouts, restricted stock vesting or option exercises in compensation decisions for the NEOs.

The following chart sets out 2010 total target NEO compensation for annual base salary, annual incentive, long-term incentive and total compensation relative to the market median dollar value. For Messrs. Melcher, Bernhardt, Wilson and Young, deviations below the market median range were primarily related to the relatively short tenure of each of these executives in their current positions. Mr. Melcher joined ITT in 2008. Messrs. Bernhardt, Wilson and Young were each promoted as part of ITT’s strategic realignment of its Defense business in January of 2010. As part of this strategic realignment, Defense value centers (“Value Centers”), which are one level below the Group or business segment level, were consolidated and Messrs. Bernhardt, Wilson and Young were named as presidents of their respective Defense Value Centers. Although Mr. Milligan was promoted to his current position as Chief Financial Officer of the Defense business segment in August of 2010, his compensation reflects the current market median for his position.

		Annual Incentive
	Annual Base Salary	Target	Long-Term Incentive	Total Compensation
	Position as Percentage	Position as Percentage	Position as Percentage	Position as Percentage
Named Executive Officer	of Market Median	of Market Median	of Market Median	of Market Median
and Title	Dollar Value	Dollar Value	Dollar Value	Dollar Value

David F. Melcher, Chief Executive Officer (formerly Senior Vice President and President, Defense and Information Solutions of ITT)	91%	83% (Below market median range)	70% (Below market median range)	77% (Below market median range)
Peter J. Milligan, Chief Financial Officer (formerly Vice President, Chief Financial Officer, Defense and Information Solutions of ITT)	107%	105%	96%	105%
Christopher C. Bernhardt, President of Electronic Systems (formerly President, Electronic Systems of ITT)	94%	79% (Below market median range)	78% (Below market median range)	83% (Below market median range)
Michael R. Wilson, President of Information Systems (formerly President, Information Systems of ITT)	81% (Below market median range)	69% (Below market median range)	74% (Below market median range)	75% (Below market median range)
Christopher D. Young President and General Manager of Geospatial Systems (formerly President, Geospatial Systems of ITT)	82% (Below market median range)	67% (Below market median range)	82% (Below market median range)	79% (Below market median range)

Going Forward.  While it is expected that the Exelis Compensation Committee will adopt a similar approach to evaluating and determining target and actual compensation provided to each of our NEOs, the use of the CDB or the peers included in the market sample may change to be more reflective of our industry, size and / or business model.

Our compensation cycle

Historically.  Compensation is reviewed in detail every year during the first quarter. This review includes:

•	Annual performance reviews for the prior year,

•	Base salary merit increases — normally established in March,

•	Annual Incentive Plans (“AIP”) target awards, and

•	Long-term incentive target awards (including stock options, restricted stock or restricted stock units and target total shareholder return (“TSR”) awards).

The actual award date of stock options, restricted stock or restricted stock units and target TSR awards is determined on the date on which the ITT Compensation Committee approves these awards. In recent years, this date has been in March. Target TSR awards reflect a performance period starting on January 1 of the year in which the ITT Compensation Committee approved the TSR award. Restricted stock or restricted stock units, TSR and stock option award recipients receive communication of the award as soon as reasonably practical after the grant date of the award. The ITT Compensation Committee reviewed and assessed the performance of ITT’s NEOs during 2010. The ITT Compensation Committee will continue to review and assess the performance of the Chief Executive Officer and all senior executives and authorize salary actions it believes are appropriate and commensurate with relevant competitive data and the approved salary program.

Going Forward.  It is expected that the Exelis Compensation Committee will review, decide and award compensation to our NEOs following a similar annual cycle.

Qualitative considerations

Historically.  ITT considers individual performance, including consideration of the following qualitative performance factors, in addition to the quantitative measures discussed in this Compensation Discussion and Analysis. While there is no formal weighting of qualitative factors, the following factors may be considered important in making compensation decisions:

•	Portfolio Repositioning,

•	Differentiated Organic Growth,

•	Strategic Execution, and

•	Cultural Transformation.

Going forward.  It is expected that the Exelis Compensation Committee will consider similar qualitative factors in making compensation decisions. These qualitative performance factors may change to reflect our business focus and strategy.

Compensation Program Objectives

Historically.  The following sections, including material supplied in tabular form, provide more information about the ITT compensation program, and its objectives, general principles and specific approaches.

How We Achieve Our Objectives
Objective	General Principle	Specific Approach

Attract and retain well-rounded, capable leaders.	Design ITT’s executive compensation program to attract, reward and retain capable executives. Design total executive compensation to provide a competitive balance of salary, short-term and long-term incentive compensation.	ITT’s overarching philosophy is to target total compensation at the competitive median of the CDB. ITT considers total compensation (salary plus short-term and long-term compensation) when determining each component of NEO compensation.

Match compensation components to ITT’s short-term and long-term operating and strategic goals.	In addition to salary, ITT includes short-term and long-term performance incentives in its compensation program.	ITT believes the mix of short-term and long-term performance-based incentives focuses executive behavior on annual performance and operating goals, as well as strategic business objectives that will promote long-term shareholder value creation.

How We Achieve Our Objectives
Objective	General Principle	Specific Approach

Provide a clear link between at-risk compensation with business performance.	ITT believes the measures of performance in our compensation programs must be aligned with measures key to the success of its businesses. The clear link between compensation and performance is intended to provide incentives for achieving performance and business objectives and increasing the long-term value of ITT’s stock. If ITT’s businesses succeed, our shareholders will benefit.	ITT links compensation and performance through its long-term incentive program, comprising restricted stock or restricted stock unit awards, non-qualified stock options awards and TSR target awards. If performance goals are not met, at-risk compensation is reduced or not paid at all.

Align at-risk compensation with levels of executive responsibility.	As executives move to greater levels of responsibility, the proportion of compensation at risk, whether through annual incentive plans or long-term incentive programs, increases in relation to the increased level of responsibility.	NEO compensation is structured so that a substantial portion of compensation is at risk for executives with greater levels of responsibility. The ITT Compensation Committee considered allocation of short-term and long-term compensation, cash and non-cash compensation and different forms of non-cash compensation for NEOs based on its assessment of the proper compensation balance needed to achieve ITT’s short-term and long-term goals. The Compensation Consultant compiled and analyzed data that the ITT Compensation Committee considered in weighting compensation components for each of the NEOs.

Tie short-term executive compensation to specific business objectives.	The AIP performance metrics are designed to further ITT’s total enterprise objectives or, as applicable, Value Center objectives. By linking AIP performance to total enterprise or Value Center performance, collaboration is rewarded.	The AIP sets out short-term performance components. If specific short-term performance goals are met, cash payments that reflect performance across the enterprise, or, as applicable, Value Center, may be awarded.

Tie long-term executive compensation to increasing shareholder return.	The long-term incentive award programs link executive compensation to increases in absolute shareholder return or relative shareholder return against industrial peers.	Long-term executive compensation comprises restricted stock or restricted stock units, stock options and target TSR cash awards that are tied to the achievement of three-year relative total shareholder return goals.

How We Achieve Our Objectives
Objective	General Principle	Specific Approach

Provide reasonable and competitive benefits and perquisites.	Make sure that other employee benefits, including perquisites, are reasonable in the context of a competitive compensation program.	NEOs participate in many of the same benefit plans with the same benefit plan terms as other employees. Certain other benefit plans are available to NEOs and described more fully in “Compensation Discussion and Analysis--ITT Pension Benefits and Compensation Discussion and Analysis--ITT Deferred Compensation Plan.” The Compensation Consultant provides survey data on perquisites to the ITT Compensation Committee. Perquisites provided to NEOs are designed to be consistent with competitive practice and are regularly reviewed by the ITT Compensation Committee.

Going Forward.  It is expected that the Exelis Compensation Committee will conduct a thorough review of the current ITT compensation program and adopt a program with objectives, principles and approaches that appropriately reflect our business needs and strategy.

Primary Compensation Components

Historically.  The following sections, including information supplied in tabular form, provide information about Base Salary, the AIP and Long-Term Incentive Target Awards.

BASE SALARY

General Principle	Specific Approach

A competitive salary provides a necessary element of stability.	Salary levels reflect comparable salary levels based on survey data provided by the Compensation Consultant. Salary levels are reviewed annually.

Base salary should recognize individual performance, market value of a position and the incumbent’s tenure, experience, responsibilities, contribution to ITT and growth in his or her role.	Merit increases are based on overall performance and relative competitive market position.

ANNUAL INCENTIVE PLAN (AIP)

General Principle	Specific Approach

The AIP award recognizes contributions to the year’s results and is determined by performance against specific premier metrics on the enterprise level, or, as applicable, Value Center level as well as qualitative factors, as described in more detail in “Compensation Discussion and Analysis — Our Executive Compensation Program — Qualitative Considerations.” The 2010 AIP is structured to reward and emphasize overall enterprise, or, as applicable, Value Center performance, and emphasizes collaboration among ITT’s Groups.	The AIP focuses on operating performance, targeting premier metrics considered predictive of top-ranking operating performance.

2010 AIP targets for Messrs. Melcher and Milligan were established based on the following four internal premier performance metrics:

• earnings per share performance,

• free cash flow,

• sum of Group return on invested capital, and

• the sum of Group revenue.

2010 AIP targets for Messrs. Bernhardt, Wilson and Young were based on the following five internal performance metrics:

• earnings per share performance,

• Value Center and Group cash flow,

• Group return on invested capital,

• Value Center and Group revenue, and

• Value Center operating margin.

Structure AIP target awards to achieve competitive compensation levels when targeted performance results are achieved. Use objective formulas to establish potential AIP performance awards.	ITT’s AIP provides for an annual cash payment to participating executives established as a target percentage of base salary. AIP target awards are set with reference to the median of competitive practice based on the CDB. Any AIP payment is the product of the annual base salary rate multiplied by the target base salary percentage multiplied by the AIP annual performance factor based on the approved metrics. The ITT Compensation Committee may approve negative discretionary adjustments with respect to NEOs.

LONG-TERM INCENTIVE AWARDS

General Principle	Specific Approach

Design long-term incentives for NEOs to link payouts to success in the creation of shareholder value over time.	The ITT Compensation Committee believes that long-term incentives directly reward NEOs for success in the creation of long-term value creation and enhanced total shareholder return. The ITT Compensation Committee employed four considerations in designing the long-term incentive award program:
• alignment of executive interests with shareholder interests,
• a multi-year plan that balances short-term and long-term decision-making,
• long-term awards included as part of a competitive total compensation package, and

General Principle	Specific Approach

• retention.

For NEOs, long-term equity-based incentives should recognize current performance as well as the expectation of future contributions.	The ITT Compensation Committee grants restricted stock or restricted stock units and stock options awards to link executive compensation to absolute share price performance. It grants TSR awards to provide a link to ITT’s total shareholder return relative to the TSR Performance Index (the S&P Industrials Companies, without consideration of utility and transportation service industries, described herein as the “TSR Performance Index”).
Review award programs annually to provide for regular assessment.	As part of its annual compensation review, the ITT Compensation Committee determines long-term incentive award program components, the percentage weight of each component, and long-term award target amounts.

Use competitive market survey data provided by the Compensation Consultant from a sample of S&P® Industrial Companies to select long-term components designed to advance ITT’s long-term business goals as well as determining competitive target amounts.	In 2010, the ITT Compensation Committee, based on management recommendations, used competitive market data for each of the NEO positions to determine the 2010 long-term award value for each NEO.

Balance absolute share price return and relative share price return.	The ITT Compensation Committee balanced long-term awards among awards designed to encourage relative share price performance and awards designed to encourage absolute share price performance. More information on this allocation is provided in “Compensation Discussion and Analysis — Long Term Incentive Awards Programs.”

Consider the median of competitive market data, as well as individual contributions and business performance in determining target awards.	Specific target awards are set out in the Grants of Plan-Based Awards table below.

Going forward.  It is expected that the Exelis Compensation Committee will adopt similar principles and approaches with respect to Base Salary With regard to the AIP and aggregate Long-Term Incentive Target Awards (or their equivalents), we expect to develop programs reflecting appropriate measures, goals, and targets for our industry and business objectives and based on our competitive marketplace.

Overview of the AIP and Long-Term Incentive Target Awards

Establishing AIP Performance in 2010

The 2010 AIP format was designed to consider internal business achievements. For 2010, NEOs include an officer from Corporate as well as employees from the Defense and Information Solutions business segment or “Group,” including employees at its Value Centers.

2010 Internal Premier Performance Metrics (Corporate and Group Levels)

The ITT Compensation Committee studied past and projected earnings per share and other performance measures of comparable multi-industry peers. Six multi-industry companies were identified as “premier” based on their rankings in the top quartile of the majority of the quantitative metrics evaluated. These six companies are:

3M Co. United Technologies Corp. Illinois Tool Works, Inc.	General Electric Co. Emerson Electric Co. Danaher Corp.

Based on an analysis of these premier companies, For Messrs. Melcher and Milligan, ITT identified four internal premier performance metrics as most closely predictive of top-ranking operating performance. The AIP design for the 2010 performance year was modified to emphasize business collaboration across each of ITT’s Groups.

Premier Performance Metric	Why this Metric

• Sum of Group revenue	Revenue reflects ITT’s emphasis on growth. Revenue is defined as reported GAAP revenue excluding the impact of foreign currency fluctuations and contributions from acquisitions and divestitures. ITT’s definition of revenue may not be comparable to similar measures utilized by other companies. Revenue is based on the local currency exchange.
• Free cash flow	Free cash flow reflects ITT’s emphasis on cash flow generation. Free cash flow is defined as GAAP net cash flow from operating activities, less capital expenditures and adjusted for other non-cash special items and discretionary pension contributions. Free cash flow should not be considered a substitute for cash flow data prepared in accordance with GAAP. ITT’s definition of free cash flow may not be comparable to similar measures utilized by other companies. Management believes that free cash flow is an important measure of performance and it is utilized as a measure of ITT’s ability to generate cash.
• Sum of Group return on invested capital (“ROIC”)	The ITT Compensation Committee considers ROIC to be an appropriate measurement of capital utilization in ITT’s businesses and a key element of premier performance. ROIC is defined as EBITA divided by average invested capital. EBITA is equal to operating income plus amortization, which consists of software amortization and other intangible amortization. Invested capital is equal to total assets minus current liabilities, excluding interest bearing current liabilities. Average invested capital is calculated by averaging invested capital over the five most recent quarters.
• Earnings per share (“EPS”) performance	The ITT Compensation Committee believes that EPS performance is an appropriate measure of ITT’s total performance and employed the EPS performance metric to encourage focus on the achievement of premier earnings performance for the overall company. EPS performance is defined as GAAP net income from continuing operations per diluted share, adjusted to exclude items such as unusual and infrequent non-operating items, non-operating tax settlements or adjustments relating to prior periods and impacts from acquisitions and divestitures.

2010 Internal Performance Metrics (Value Center Level)

The Defense and Information Solutions business is a business Group which is comprised of Value Centers, each of which is a collection of similarly themed and synergetic business areas. Value Center AIP design applicable to Messrs. Bernhardt, Wilson and Young rewards individual Value Center performance, as well as Group and enterprise performance. Value Center performance is directly related to the ability to capture new business, execute contractual requirements and take appropriate actions to optimize cost structures and efficiently run the Value Center. For Messrs. Bernhardt, Wilson and Young, the AIP design for the 2010 performance year rewarded both the performance of their respective Value Center and performance across the enterprise.

Performance Metric	Why this Metric

• Value Center and Group revenue	Value Center and Group revenue reflects ITT’s emphasis on growth. Value Center and Group revenue is defined as reported GAAP revenue for a Value Center or Group excluding the impact of foreign currency fluctuations and contributions from acquisitions and divestitures. ITT’s definition of revenue may not be comparable to similar measures utilized by other companies. Value Center and Group revenue is based on the local currency exchange.
• Value Center and Group cash flow	Value Center and Group cash flow reflects ITT’s emphasis on cash flow generation for a Value Center or Group. Cash flow is defined as GAAP net cash flow from operating activities, less capital expenditures and adjusted for other non-cash special items and discretionary pension contributions. Cash flow should not be considered a substitute for cash flow data prepared in accordance with GAAP. ITT’s definition of Value Center and Group cash flow may not be comparable to similar measures utilized by other companies. Management believes that Value Center and Group cash flow is an important measure of performance and it is utilized as a measure of ITT’s ability to generate cash.
• Value Center operating margin	Operating margin is a metric for Value Center performance. It is defined as operating income divided by sales. This performance metric is employed to determine how the Value Center actually performed as compared to the applicable Value Center budget.
• Group return on invested capital (“ROIC”)	ROIC is an appropriate measurement of capital utilization in ITT’s businesses and a key element of Group performance. ROIC is defined as EBITA divided by average invested capital. EBITA is equal to operating income plus amortization, which consists of software amortization and other intangible amortization. Invested capital is equal to total assets minus current liabilities, excluding interest bearing current liabilities. Average invested capital is calculated by averaging invested capital over the five most recent quarters.
• Earnings per share (“EPS”) performance	EPS performance is an appropriate measure of ITT’s total performance. This performance metric is employed to encourage focus on the achievement of earnings performance for the overall enterprise. EPS performance is defined as GAAP net income from continuing operations per diluted share, adjusted to exclude items such as unusual and infrequent non-operating items, non-operating tax settlements or adjustments relating to prior periods and impacts from acquisitions and divestitures.

Internal performance metrics are weighted to represent operational goals. In order to encourage focus on total company performance, earnings per share performance across the enterprise represented 40% of the overall performance metrics for ITT’s 2010 AIP.

2010 Internal Performance Metrics Weight (Corporate and Group Levels)

Performance
2010 Metrics	Percentage

Sum of Group Revenue	20%
Free Cash Flow	20%
Sum of Group ROIC	20%
EPS Performance	40%

2010 Internal Performance Metrics Weight (Value Center Level)

Performance
2010 Metrics	Percentage

Value Center and Group Revenue	20%
Value Center and Group Cash Flow	20%
Value Center Operating Margin	10%
Group ROIC	10%
EPS Performance	40%

The Group ROIC metric is utilized at the Value Center level to reflect each of the Value Center’s contributions and cooperation in attaining efficient return on invested capital. In addition, in order to encourage focus on total company performance, earnings per share performance across the enterprise represented 40% of the overall performance metrics for ITT’s 2010 AIP.

2010 Internal Performance Metric Attainment and Payout Design

We pay for AIP performance that clearly demonstrates substantial achievement of plan goals. We established strong incentives for revenue performance and set aggressive goals for other metrics. In order to achieve an AIP payout, each metric must meet a certain threshold for that component to be considered in the calculation. For example, EPS performance below the 50% payout percentage of target would result in that metric being reflected as zero in the AIP calculation.

Earnings Per Share Performance	$3.75	$4.00	$4.50
Earnings Per Share Payout Percentage of Target	50%	100%	200%

Sum of Group revenue must meet or exceed a 90% threshold performance. The remaining metrics must meet or exceed an 85% threshold performance level (as described in the chart below).

	2010 AIP Attainment and Payout Design
	Revenue			Remaining Metrics

Performance Percentage of Target	90%	100%	110%	85%	100%	120%
Payout Percentage of Target	50%	100%	200%	50%	100%	200%

In 2010, each performance component of the AIP and the overall AIP award was capped at 200%. Results are interpolated between points.

2010 AIP Performance Targets and Performance

The ITT Compensation Committee, after considering management recommendations, established 2010 AIP performance targets for the NEOs based on the applicable performance metrics and ITT’s approved annual operating plan, taking into consideration ITT’s aspirational business goals. Successful attainment of both qualitative factors and quantitative factors (described in “Compensation Discussion and Analysis — Our Executive Compensation Program — Qualitative Considerations” and “— 2010 Internal Performance Metric

Attainment and Payout Design”) are achievable only if the enterprise and the individual NEO perform at levels established by the ITT Compensation Committee. As permitted by the 1997 Annual Incentive Plan for Executive Officers, the ITT Compensation Committee may exclude the impact of acquisitions, dispositions and other special items in computing AIP.

2010 AIP Performance Targets (Corporate and Group Levels)

Performance Target
Metric	at 100% Payment
(All $ amounts in millions other
than earnings per share
performance)

EPS Performance	$4.00
Free Cash Flow	$740
Sum of Group Revenue	$11,200
Sum of Group ROIC	21.1%

2010 AIP Performance Targets (Value Center Level)

In 2010, we used the same EPS performance target for both the Corporate and Group Levels and the Value Center Level. The performance targets for Group Cash Flow, Group Revenue, Group ROIC, Value Center Cash Flow and Value Center Revenue are described below.

Performance Target
Metric	at 100% Payment
(All $ amounts in millions)

Group Cash Flow	$720
Group Revenue	$6,324
Group ROIC	24.6%

Mr. Bernhardt — Electronic Systems Value Center

Performance Target
Metric	at 100% Payment
(All $ amounts in millions)

Value Center Cash Flow	$506
Value Center Revenue	$2,694

Mr. Wilson — Information Systems Value Center(1)

Performance Target
Metric	at 100% Payment
(All $ amounts in millions)

Value Center Cash Flow	$(21)
Value Center Revenue	$960

(1)	Mr. Wilson was measured only on the Advanced Engineering Services portion of the Information Systems Value Center for the 2010 plan year.

Mr. Young — Geospatial Systems Value Center

Performance Target
Metric	at 100% Payment
(All $ amounts in millions)

Value Center Cash Flow	$165
Value Center Revenue	$1,248

Remaining Performance Targets.  For Messrs. Bernhardt, Wilson and Young, we set the remaining performance target, Operating Margin, at challenging level that is consistent with our long-term premier targets and designed to meet high shareholder expectations. We consider Operating Margin to be difficult to attain.

2010 Target AIP Award Percentage of Base Salary and Weighting of AIP Performance Components

	Target
	Award	Sum of		Sum of
	Percentage	Group	Free Cash	Group	ITT EPS
	of Base	Revenue	Flow	ROIC	Performance	Total
Named Executive Officer	Salary	(a)	(b)	(c)	(d)	Performance

David F. Melcher	80%	20%	20%	20%	40%	a+b+c+d
Peter J. Milligan	45%	20%	20%	20%	40%	a+b+c+d

	Target
	Award
	Percentage							ITT EPS
Named Executive	of Base							Performance	Total
Officer	Salary	Value Center Performance			Group Performance			(g)	Performance
		Cash	Revenue	Operating	Cash	Revenue
		Flow	Growth	Margin	Flow	Growth	ROIC
		(a)	(b)	(c)	(d)	(e)	(f)

Christopher C. Bernhardt	55%	10%	10%	10%	10%	10%	10%	40%	a+b+c+d+e+f+g
Michael R. Wilson	50%	10%	10%	10%	10%	10%	10%	40%	a+b+c+d+e+f+g
Christopher D. Young	50%	10%	10%	10%	10%	10%	10%	40%	a+b+c+d+e+f+g

For Mr. Melcher and Mr. Milligan, the 2010 Total Performance was calculated according to the following formula: 2010 AIP Potential Payout = Annual Base Salary Rate x Target Award Percentage of Base Salary x Results of Total Enterprise Performance interpolated up to 200% for performance above goal. As an executive officer of ITT in 2010, Mr. Melcher’s 2010 AIP award was subject to negative discretion by the ITT Compensation Committee based on the following four qualitative business goals: Portfolio Repositioning, Differentiated Organic Growth, Strategic Execution, and Cultural Transformation. However, since Mr. Milligan was not an executive officer of ITT in 2010, his 2010 AIP award was subject to both negative and positive discretion based on an assessment of his individual performance by Mr. Melcher in his role as President of Defense and Information Solutions for ITT along with the Chairman, President and Chief Executive Officer of ITT and ITT’s Senior Vice President and Chief Financial Officer.

For Mr. Bernhardt and the Electronic Systems Value Center the 2010 Total Performance was calculated according to the following formula: 30% Value Center Performance (10% cash flow, + 10% revenue growth + 10% operating margin) plus 30% Group Performance (10% cash flow, + 10% revenue growth, +10% ROIC) plus 40% ITT EPS.

For Mr. Wilson and the Information Systems Value Center the 2010 Total Performance was calculated according to the following formula: 30% Value Center Performance ((10% cash flow, + 10% revenue growth + 10% operating margin) plus 30% Group Performance (10% cash flow, + 10% revenue growth, +10% ROIC) plus 40% ITT EPS.

For Mr. Young and the Geospatial Value Center the 2010 Total Performance was calculated according to the following formula: 30% Value Center Performance (10% cash flow, + 10% revenue growth + 10% operating margin) plus 30% Group Performance (10% cash flow, + 10% revenue growth, +10% ROIC) plus 40% ITT EPS.

The 2010 AIP awards for Messrs. Bernhardt, Wilson and Young were subject to both negative and positive discretion based on an assessment of each of their individual performances by Mr. Melcher in his role as President of Defense and Information Solutions for ITT with the Chairman, President and Chief Executive Officer of ITT.

2010 AIP Awards Paid in 2011

On March 3, 2011, the ITT Compensation Committee determined the 2010 AIP award for Mr. Melcher. No negative discretion was exercised by the ITT Compensation Committee. As permitted by the 1997 Annual Incentive Plan for Executive Officers, the ITT Compensation Committee excluded the impact of acquisitions, dispositions and other special items in computing AIP performance relating to AIP targets, which AIP targets also excluded these items.

During February and March of 2011, the 2010 AIP awards for Messrs. Bernhardt, Wilson and Young were reviewed and approved by Mr. Melcher in his role as Senior Vice President and President, Defense and Information Solutions of ITT along with the Chairman, President and Chief Executive Officer of ITT. During February and March of 2011, the 2010 AIP award for Mr. Milligan was reviewed and approved by Mr. Melcher in his role as Senior Vice President and President, Defense and Information Solutions of ITT along with the Chairman, President and Chief Executive Officer of ITT and the Senior Vice President and Chief Financial Officer of ITT. Mr. Melcher, jointly with the Chairman, President and Chief Executive Officer of ITT (and the Senior Vice President and Chief Financial Officer of ITT with respect to Mr. Milligan’s award) determined to exercise their positive discretion and awarded 2010 AIP Awards to each of Messrs. Milligan, Wilson and Young that were 5% above the payout they would have received based on their respective Total Enterprise Performance Percentage Achieved and Total Performance Percentage Achieved. The decision to increase the 2010 AIP Awards by 5% reflects the contributions of each of these individuals to the strategic execution of their Group or Value Centers, as applicable, during 2010. This additional payout is reflected in the Summary Compensation Table below as “Bonus” rather than “Non-Equity Incentive Plan Compensation.” In addition to his 2010 AIP Award, Mr. Bernhardt received a guaranteed bonus of $250,000 for the 2010 performance year pursuant to the Bernhardt Arrangements discussed in more detail in “Compensation Tables — Special Compensation Agreements” below. Except as discussed above, 2010 AIP Awards for NEOs are also included in the Summary Compensation Table below as “Non-Equity Incentive Plan Compensation.”

The adjusted AIP targets and AIP performance and the resulting performance and payout percentages for each component of the AIP were as follows:

	Adjusted
Metric (all $ amounts in millions	Performance
other than earnings per share	Target at 100%	Adjusted 2010	Performance	Payout Percentage
performance)	Payment	Performance	Percentage of Target	of Target

EPS Performance	$3.93	$4.34	110.4%	182%
Free Cash Flow	$720	$924	128.4%	200%
Sum of Group Revenue	$11,000	$10,831	98.5%	93%
Sum of Group ROIC	21.2%	21.86%	103.0%	115%

The adjusted AIP targets and AIP performance and the resulting performance and payout percentages for Group Cash Flow, Group Reserve and Group ROIC were as follows:

	Adjusted
	Performance
	Target at 100%	Adjusted 2010	Performance	Payout Percentage
Metric (all $ amounts in millions)	Payment	Performance	Percentage of Target	of Target

Group Cash Flow	$741.7	$680.7	92%	73%
Group Revenue	$6,324.5	$5,902.1	93%	67%
Group ROIC	24.6%	23.8%	97%	89%

Mr. Bernhardt — Electronic Systems Value Center

	Performance
	Target at 100%	Adjusted 2010	Performance	Payout Percentage
Metric (all $ amounts in millions)	Payment	Performance	Percentage of Target	of Target

Value Center Cash Flow	$506	$572	113.0%	164.9%
Value Center Revenue	$2,694	$2,425	90.0%	50.2%

Mr. Wilson — Information Systems Value Center

	Performance
	Target at 100%	Adjusted 2010	Performance	Payout Percentage
Metric (all $ amounts in millions)	Payment	Performance	Percentage of Target	of Target

Value Center Cash Flow	$(21)	$28	233.0%	200%
Value Center Revenue	$960	$787	82.2%	0%

(1)	Mr. Wilson was measured only on the Advanced Engineering Services Portion of the Information Systems Value Center for the 2010 plan year.

Mr. Young — Geospatial Systems Value Center

	Performance
	Target at 100%	Adjusted 2010	Performance	Payout Percentage
Metric (all $ amounts in millions)	Payment	Performance	Percentage of Target	of Target

Value Center Cash Flow	$165	$207	125.0%	200%
Value Center Revenue	$1,248	$1,188	95.0%	75.8%

The following table illustrates the calculation of the 2010 AIP Awards at the Corporate or Group Level paid in 2011:

Annual
Base
	Salary *	Sum of	Free Cash	Sum of		Total
	Target	Group	Flow	Group	ITT EPS	Enterprise
	Award	Revenue	Payout	ROIC	Performance	Performance
	Percentage of	Percentage	Percentage	Percentage	Percentage	Percentage	Actual AIP 2010
	Base Salary	Achieved	Achieved	Achieved	Achieved	Achieved	Awards (x) *
Named Executive Officer	(x)	(a)	(b)	(c)	(d)	(a+b+c+d)	(a+b+c+d)

David F. Melcher	$424,000	18.5%	40%	22.5%	72.8%	154.4%	$654,000
Peter J. Milligan	$135,000	18.5%	40%	22.5%	72.8%	154.4%	$218,900 (1)

(1)	As described above, in recognition of his contributions to the strategic execution of his Group, Mr. Milligan was awarded a 2010 AIP Award that was 5% above the payout he would have received based on his Total Enterprise Performance Percentage Achieved. This additional payout is reflected in the Summary Compensation Table below as “Bonus” rather than “Non-Equity Incentive Plan Compensation.”

The following table illustrates the calculation of the 2010 AIP Awards at the Value Center Level paid in 2011:

Annual
Base Salary *
	Target								Total
	Award							ITT EPS	Performance	Actual
	Percentage							Performance	Percentage	AIP 2010
	of Base Salary	Value Center			Group			Achieved	Achieved	Awards (x) *
Named Executive Officer	(x)	Performance			Performance			(g)	(a+b+c+d+e+f+g)	(a+b+c+d+e+f+g)
		Cash	Revenue	Operating	Cash	Revenue
		Flow	Growth	Margin	Flow	Growth	ROIC
		Percentage	Percentage	Percentage	Percentage	Percentage	Percentage
		Achieved	Achieved	Achieved	Achieved	Achieved	Achieved
		(a)	(b)	(c)	(d)	(e)	(f)

Christopher C. Bernhardt	$220,000	17%	5.0%	13.8%	16.1%	6.6%	9.5%	72.8%	140.8%	$309,800

Michael R. Wilson	$162,500	20%	0%	20%	16.1%	6.6%	9.5%	72.8%	144.9%	$247,200	(1)

Christopher D. Young	$155,000	20%	7.6%	18.6%	16.1%	6.6%	9.5%	72.8%	151.1%	$245,900	(1)(2)

(1)	As described above, in recognition of their contributions to the strategic execution of their Value Centers Messrs. Wilson and Young were awarded a 2010 AIP Award that was 5% above the payout they would have received based on their respective Total Performance Percentage Achieved. This additional payout is reflected in the Summary Compensation Table below as “Bonus” rather than “Non-Equity Incentive Plan Compensation.”
(2)	Due to an administrative error, Mr. Young was paid $221,300 in March of 2011 for his 2010 AIP Award. In June of 2011, he received an additional $24,600 representing the additional amount he should have received as his 2010 AIP award. As discussed above, $12,295 of this 2010 AIP Award is an additional payout and is reflected in the Summary Compensation Table below as “Bonus” rather than as “Non -Equity Incentive Plan Compensation.”

2011 Internal Performance Metric Attainment and Payout Design

To focus the businesses on operating performance during the spin-off, the 2011 Internal Performance Metric Attainment and Payout Design is structured to emphasize operating performance at the Value Center level across the enterprise. For Messrs. Melcher and Milligan, 2011 AIP awards will be based on the performance of all ITT businesses up until the spin-off. 2011 AIP awards for Messrs. Bernhardt, Wilson and Young will be based 50% on the performance of all of the Value Centers across the enterprise and 50% on the performance of their individual Value Center (as described below). The performance metrics and payout design for 2011 AIP awards for the period after the spin-off have not been determined.

The 2011 AIP metrics for Messrs. Melcher and Milligan for the period prior to the spin-off are weighted as follows:

Total Value Center Consolidated Operating Income	50%
Total Value Center Operating Plan Cash Flow	30%
Total Value Center Plan Revenue	20%

The 2011 AIP metrics for Messrs. Bernhardt, Wilson and Young for the period prior to the spin-off are weighted as follows:

Total Value Center Consolidated Operating Income	50%
Individual Value Center Operating Plan (comprised of):	50%
• Revenue 15%
• Operating Plan Cash Flow 20%
• Margin 15%

100%

While the ITT Compensation Committee did not undertake a study of “premier” companies in setting the 2011 AIP metrics for the period prior to the spin-off, the ITT Compensation Committee determined that the above metrics would be most closely predictive of top-ranking operating performance in 2011. Internal performance metrics were weighted to represent operational goals. The ITT Compensation Committee eliminated earnings per share performance as one of the performance metrics for the period prior to the spin-off in order to focus on operating performance at the Value Center level. Total Value Center Consolidated Operating Income must meet or exceed a 90% threshold performance. The remaining metrics must meet or exceed an 85% threshold performance level (as described in the chart below).

	2011 AIP Attainment and Payout Design
	Consolidated Operating Income			Remaining Metrics

Performance Percentage of Target	90%	100%	110%	85%	100%	120%
Payout Percentage of Target	50%	100%	200%	50%	100%	200%

Similar to the 2010 AIP, in 2011, each performance component of the AIP and the overall AIP award will be capped at 200% and results will be interpolated between points.

2011 Target AIP Award Percentage of Base Salary and Weighting of AIP Performance Components

		Total Value	Total Value
	Target Award	Center	Center
	Percentage of	Consolidated	Operating	Total Value	Total Value
	Base	Operating	Plan Cash	Center Plan	Center
Named Executive Officer	Salary	Income(a)	Flow(b)	Revenue(c)	Performance

David F. Melcher	85%	50%	30%	20%	a+b+c
Peter J. Milligan	45%	50%	30%	20%	a+b+c

	Target
	Award	Total Value Center
	Percentage of	Consolidated Operating				Total
Named Executive Officer	Base Salary	Income(a)	Individual Value Center Operating Income Plan			Performance
				Operating
				Plan Cash
			Revenue	Flow	Margin
			(b)	(c)	(d)

Christopher C. Bernhardt	55%	50%	15%	20%	15%	a+b+c+d
Michael R. Wilson	50%	50%	15%	20%	15%	a+b+c+d
Christopher D. Young	50%	50%	15%	20%	15%	a+b+c+d

For the NEOs, the 2011 AIP potential payment for the period prior to the spin-off will be calculated as follows: 2011 AIP Potential Payout = Annual Base Salary Rate x Target Award Percentage of Base Salary x Results of Total Value Center Performance interpolated up to 200% for performance above goal, subject to negative discretion.

Going Forward.  In connection with the separation, we expect to adopt an annual incentive plan with terms to be determined by the Exelis Compensation Committee. We expect this program will be designed to reflect measures, targets and goals reflective of our business and industry using our competitive marketplace as a benchmark.

Long-Term Incentive Awards Program

Historically.  ITT’s long-term incentive award component for senior executives has three subcomponents, each of which directly ties long-term compensation to long-term value creation and shareholder return:

•	Restricted stock or restricted stock unit awards. In 2010 the ITT Compensation Committee awarded restricted stock awards. In 2011 the ITT Compensation Committee determined to award restricted stock units, which will be settled in shares upon vesting. Restricted stock units provide the same economic risk or reward as restricted stock, but recipients do not have voting rights and do not receive cash dividends during the restriction period. Dividend equivalents are accrued and paid in cash upon vesting of the restricted stock units. The ITT Compensation Committee determined to award restricted stock units rather than restricted stock in 2011 because restricted stock unit awards provide consistent tax treatment for domestic and international employees,

•	Non-qualified stock option awards, and

•	Performance-based Cash Awards, referred to as TSR Awards. The TSR award plan provides a target cash incentive that directly links ITT’s three-year total shareholder return performance to the same performance measure for each company included within the S&P 500 index, excluding companies in the utility, transportation service and financial service industries (described herein as the “TSR Performance Index”). The TSR Performance Index is adjusted to exclude companies that are added or deleted from the S&P 500 index during the performance period. As of December 31, 2010 the TSR Performance Index included between 312 and 365 companies, based on award year.

The following table describes the 2010 TSR target and equity awards for the NEOs.

	TSR	Non-Qualified Stock	Restricted stock
	(Target Cash Award)	Option Award	Award
Named Executive Officer	$	# Options	# Shares

David F. Melcher	360,000	24,049	7,503
Peter J. Milligan	40,000	2,855	834
Christopher C. Bernhardt	158,300	11,295	3,300
Michael R. Wilson(1)	150,000	10,700	3,126
Christopher D. Young	133,300	9,515	2,779

(1)	Mr. Wilson also received 100 shares of restricted stock on September 28, 2010 as a recipient of a Chairman’s award. The shares are subject to a two year restriction.

Allocation of Long-Term Incentive Components

The 2010 Long-Term Incentive Program Awards were allocated as follows: 1/3 TSR calculated at target payment amount, 1/3 non-qualified stock options and 1/3 shares of restricted stock. A program valuation date of February 8, 2010 was used to determine the number of options and shares of restricted stock to be granted pursuant to this allocation. The number of options to be granted was based on the lattice value on the February 8, 2010 valuation date. The number of shares of restricted stock to be granted was based on the average of the high and low ITT stock price on the valuation date. The actual awards were granted on March 5, 2010.

2010 Long-Term Incentive Program

Restricted Stock Subcomponent

Grants of restricted stock provide NEOs with stock ownership of unrestricted shares after the restriction lapses. NEOs received restricted stock awards because, in the judgment of the ITT Compensation Committee and based on management recommendations, these individuals are in positions most likely to assist in the achievement of ITT’s long-term value creation goals and to create shareholder value over time. The ITT Compensation Committee reviews all proposed grants of shares of restricted stock for executive officers prior to award, including awards based on performance, retention-based awards and awards contemplated for new employees as part of employment offers.

Key elements of the 2010 restricted stock program were:

•	Holders of restricted stock have the right to receive dividends and vote the shares during the restriction period,

•	Restricted stock generally is subject to a three-year restriction period. However, the restricted stock that Mr. Bernhardt received pursuant to the Bernhardt Arrangements as described in “Compensation Tables — Special Compensation Arrangements”) and the 100 shares of restricted stock that Mr. Wilson received as described in “Overview of the AIP and Long-Term Incentive Target Awards Program,” each vest over a two year period,

•	If an acceleration event occurs (as described in “Compensation Tables — Change of Control Arrangements”) the restricted stock vests in full,

•	If an employee dies or becomes disabled, the restricted stock vests in full,

•	If an employee leaves ITT prior to vesting, whether through resignation or termination for cause, the restricted stock is forfeited, and

•	If an employee retires or is terminated other than for cause, a pro-rata portion of the restricted stock award vests. With respect to a termination other than for cause, the pro rata portion includes vesting that reflects the applicable severance period.

In certain cases, such as for new hires or to facilitate retention, selected employees may receive restricted stock subject to different vesting terms.

Non-Qualified Stock Options Subcomponent

Non-qualified stock options permit optionees to buy ITT stock in the future at a price equal to the stock’s value on the date the option was granted, which is the option exercise price. Non-qualified stock option terms were selected after the ITT Compensation Committee’s review and assessment of the CDB and consideration of terms best suited to ITT.

For Mr. Melcher, non-qualified stock options do not vest until three years after the award date. This delayed vesting is referred to as three-year cliff vesting. This vesting schedule prohibits early option exercises, notwithstanding share price appreciation, and focuses senior executives on ITT’s long-term value creation goals. Stock options awarded to Messrs. Milligan, Bernhardt, Wilson and Young in 2010 vest in one-third annual installments.

In 2010, the fair value of stock options granted under the employee stock option program was calculated using a binomial lattice valuation model. The ITT Compensation Committee considered this a preferred model since the model can incorporate multiple and variable assumptions over time, including assumptions such as employee exercise patterns, stock price volatility and changes in dividends.

Key elements of the 2010 non-qualified stock option program were:

•	The option exercise price of stock options awarded is the NYSE closing price of ITT’s common stock on the date the award is approved by the ITT Compensation Committee,

•	For options granted to new executives, the option exercise price of approved stock option awards is the closing price on the grant date, generally the day following the first day of employment,

•	Options cannot be exercised prior to vesting,

•	Three-year cliff vesting is required for executives at the level of senior vice president or above. Stock options vest in one-third cumulative annual installments for executives below the senior vice president level,

•	If an acceleration event occurs (as described in “Compensation Tables — Change of Control Arrangements”), the stock option award vests in full,

•	Options awarded in 2010 and 2011 and prior to 2005 expire ten years after the grant date. Options awarded between 2005 and 2009 expire seven years after the grant date. In 2010, the seven-year option term was extended to ten years based on a review of competitive market practices,

•	If an employee is terminated for cause, vested and unvested portions of the options expire on the date of termination,

•	ITT Corporation 2003 Equity Incentive Plan (the “2003 Plan”) and ITT’s 2011 Omnibus Incentive Plan prohibit the repricing of, or exchange of, stock options and stock appreciation rights that are priced below the prevailing market price with lower-priced stock options or stock appreciation rights without shareholder approval, and

•	There may be adjustments to the post-employment exercise period of an option grant if an employee’s tenure with ITT is terminated due to death, disability, retirement or termination by ITT other than for cause. Any post-employment exercise period, however, cannot exceed the original expiration date of the option. If employment is terminated due to an acceleration event or because the option holder believes in good faith that he or she would be unable to discharge his or her duties effectively after the acceleration event, the option expires on the earlier of the date seven months after the acceleration event or the normal expiration date.

•	Currently, no individual may receive more than 600,000 options under the 2003 Plan in any one year.

Why both restricted stock or restricted stock units and stock options. A balanced award of restricted stock or restricted stock units and non-qualified stock options provides a combination of incentives for absolute share price appreciation. The following table provides an overview of some of the main characteristics of restricted stock or restricted stock units and non-qualified stock options.

Restricted Stock or Restricted Stock Units	Non-qualified Stock Options

A restricted stock award is a grant of ITT stock, subject to certain vesting restrictions. A restricted stock unit award is a promise to deliver to the recipient, upon vesting, shares of ITT stock. Both restricted stock and restricted stock units carry the same economic risk and reward.	Non-qualified stock options provide the opportunity to purchase ITT stock at a specified price called the “exercise price” at a future date.

Holders of restricted stock, as shareholders of ITT, are entitled to vote the shares and receive dividends or dividend equivalents prior to vesting. Holders of restricted stock units are not entitled to vote the shares and do not receive cash dividends during the restriction period. Dividend equivalents are paid in cash upon restricted stock unit vesting beginning with the 2011 awards.	Stock option holders do not receive dividends on shares underlying options and cannot vote their shares.

Restricted stock and restricted stock units have intrinsic value on the day the award is received and retain some realizable value even if the share price declines during the restriction period. Since restricted stock and restricted stock units do not expire, each provides strong employee retention value even after vesting.	Non-qualified stock options increase focus on activities primarily related to absolute share price appreciation. ITT’s non-qualified stock options expire ten or seven years after their grant date depending on the year of award. If the value of ITT’s stock increases and the optionee exercises his or her option to buy at the exercise price, the optionee receives a gain in value equal to the difference between the option exercise price and the price of the stock on the exercise date. If the value of ITT’s stock fails to increase or declines, the stock option has no realizable value. Stock options provide less retention value than restricted stock since stock options have realizable value only if the share price appreciates over the option exercise price before the options expire.

The ITT Compensation Committee has selected vesting terms for restricted stock, restricted stock units and stock options based on the Compensation Consultant’s review and assessment of the CDB, as well as the ITT Compensation Committee’s view of the vesting terms appropriate for ITT. The ITT Compensation Committee considers the Compensation Consultant’s review and assessment of CDB, as well as individual performance, in determining the quantity of restricted stock, restricted stock units and stock option awards.

Total Shareholder Return (TSR) Awards Subcomponent

The following table describes some of the main features of TSR awards and describes how the ITT Compensation Committee considers those features as it determines target TSR awards.

Feature	Implementation

TSR rewards comparative stock price appreciation relative to that of the TSR Performance Index	The ITT Compensation Committee, at its discretion, determines the size and frequency of target TSR awards, performance measures and performance goals, in addition to performance periods. In determining the size of target TSR awards for executives, the ITT Compensation Committee considers comparative data provided by the Compensation Consultant and ITT’s internal desired growth in share price. ITT’s target TSR awards provided to NEOs are generally based on a participant’s position, competitive market data, individual performance and anticipated potential contributions to ITT’s long-term goals.

Feature	Implementation

Three-year performance period	A three-year TSR performance period encourages behaviors and performance geared to ITT’s long-term goals and, in the view of the ITT Compensation Committee, discourages behaviors that might distract from the three-year period focus. The three-year performance period is consistent with ITT’s business cycle because it allows sufficient time for focus on long-term goals and mutes market swings not based on performance. The three-year performance period is also somewhat independent of short-term market cycles.

Performance measurement and award frequency	ITT’s performance for purposes of the TSR awards is measured by ranking ITT’s calculated total shareholder return (see TSR calculation feature) within the TSR performance index. Payouts, if any, are based on a non-discretionary formula and interpolated for values between the 35th and 80th percentile of performance. The ITT Compensation Committee felt these breakpoints were properly motivational and rewarded the desired behavior. The payout factor (percentage of target award) is 50% at the 35th percentile and 200% at the 80th percentile.

TSR awards are expressed as target cash awards and paid in cash.	Cash awards compensate relative performance while reducing share dilution.
Components of TSR	The ITT Compensation Committee considered the components of a measurable return of value to shareholders, reviewed peer practices and received input from the Compensation Consultant. Based on that review the ITT Compensation Committee determined that the most significant factors to measure return of value to shareholders were:
• dividend yields,
• cumulative relative change in stock price, and
• extraordinary shareholder payouts.
TSR calculation	TSR = the sum of 1) dividends paid and reinvested and any other extraordinary shareholder payouts during the three-year performance period and 2) the cumulative change in stock price from the beginning to the end of the performance period as a percentage of beginning stock price.

Amount of target TSR awards.  The ITT Compensation Committee considers individual performance and competitive market data in determining target TSR awards.

Key elements of the long-term incentive plan under which TSR awards are granted include:

•	If a participant’s employment terminates before the end of the three-year performance period, the award is forfeited except in two cases: 1) if a participant dies or becomes disabled, the TSR award vests in full and payment, if any, is made according to its original terms. Vesting in full in the case of death or disability reflects the inability of the participant to control the triggering event and is consistent with benefit plan provisions related to death and disability; and 2) if a participant retires or is terminated by ITT other than for cause, a pro-rata payout, if any, is provided based on the number of full months of employment during the measurement period divided by thirty-six months (the term of the three-year

TSR). This pro-rated payout, if any, is provided because it reflects the participant’s service during the pro-rated period.

•	ITT’s performance for purposes of the TSR awards is measured by comparing the average stock price performance over the trading days in the month of December immediately prior to the start of the TSR three-year performance period to the average stock price performance over the trading days in the last month of the three-year cycle, including adjustments for dividends and extraordinary payments. (For example, trading days in the month of December 2010 are used as a base for 2011 TSR awards, which will be measured from January 1, 2011 to December 31, 2013).

•	Payment, if any, of cash awards generally will be made following the end of the applicable three-year performance period and will be based on ITT’s performance measured against the total shareholder return performance of the TSR Performance Index.

•	Subject to the provisions of Section 409A, in the event of an acceleration event in a change of control (described in “Compensation Tables — Change of Control Arrangements”), a pro-rata portion of outstanding awards will be paid through the date of the change of control based on actual performance and the balance of the award will be paid at target (100%). There may be up to three outstanding TSR awards at any time.

•	Performance goals for the applicable TSR performance period are established in writing no later than ninety days after the beginning of the applicable performance period.

Performance Goals and Payments for the TSR.  Individual targets for the NEOs for the 2010-2012 performance period are provided in the Grants of Plan Based Awards table below. Payouts, if any, are based on a non-discretionary formula and interpolated for values between the 35th and 80th percentile of performance. The ITT Compensation Committee felt these breakpoints were properly motivational and rewarded the desired behavior.

Payout Factor
If ITT’s Total Shareholder Return Rank Against the Companies that Comprise the TSR Performance Index is	(% of Target Award)

less than the 35(th) percentile	0%
at the 35(th) percentile	50%
at the 50(th) percentile	100%
at the 80(th) percentile or more	200%

The following performance goals were established for TSR awards for the performance period January 1, 2008 through December 31, 2010 and January 1, 2009 through December 31, 2011.

Payout Factor
If ITT’s Total Shareholder Return Rank Against the Companies that Comprise the TSR Performance Index is	(% of Target Award)

less than the 35(th) percentile	0%
at the 35(th) percentile	50%
at the 50(th) percentile	100%
at the 80(th) percentile or more	200%

ITT achieved a 25.89th percentile ranking in the TSR Performance Index for the 2008-2010 performance period, resulting in no cash payment under the TSR for this performance period.

Going Forward.  It is expected that the Exelis Compensation Committee will review ITT’s long-term incentive awards program and determine the appropriate structure and mix of components appropriate for our business needs. Similar to ITT, we would expect to deliver multiple forms of long-term incentive awards; however, the vehicles provided, the blend of these vehicles and the measures used to determine our long-term performance may differ.

2011 Long-Term Incentive Awards

The following table describes the 2011 long-term incentive awards for the NEOs, as determined by the ITT Compensation Committee on March 3, 2011.

	TSR	Non-Qualified Stock	Restricted Stock
	(Target Cash Award)	Option Award	Unit Award
Named Executive Officer	$	# Options	# Units

David F. Melcher	533,300	33,459	9,111
Peter J. Milligan	83,300	5,790	1,424
Christopher C. Bernhardt	166,700	11,575	2,847
Michael R. Wilson	166,700	11,575	2,847
Christopher D. Young	166,700	11,575	2,847

Going Forward.  We intend to adopt, subject to the approval of ITT prior to the separation, in its capacity as our sole stockholder, the Exelis 2011 Omnibus Incentive Plan. The Exelis 2011 Omnibus Incentive Plan is expected to permit us to grant stock options, stock appreciation rights, stock awards, other stock-based awards and target cash awards based on attainment of performance goals. The reserve placed in the Exelis 2011 Omnibus Incentive Plan will be expected to be sufficient to maintain our stock-based incentive plans for up to three years. Under the Exelis 2011 Omnibus Incentive Plan, no individual may receive more than 15,000,000 shares subject to options in any one year. The Exelis 2011 Omnibus Incentive Plan will not permit repricing of stock options without shareholder approval and will generally comply in all significant aspects with current best practices in corporate governance of stock-based compensation plans.

Stock Ownership Guidelines

Historically.  The ITT Board of Directors’ share ownership guidelines currently provide for share ownership levels at five times the annual retainer amount. Non-management directors receive a portion of their retainer in restricted stock or restricted stock units, which are paid in shares when the restricted stock units vest. Non-management directors are encouraged to hold such shares until their total share ownership meets or exceeds the ownership guidelines.

Share ownership guidelines for corporate officers, first approved by ITT’s Board of Directors during 2001, are regularly reviewed. The guidelines specify the desired levels of ITT stock ownership and encourage a set of behaviors for each officer to reach the guideline levels. The approved guidelines require share ownership expressed as a multiple of base salary for all corporate officers.

Specifically the guidelines apply as follows: chief executive officer at five times annual base salary; chief financial officer at three times annual base salary; senior vice presidents and group presidents at two times annual base salary; and all other corporate vice presidents at one times annual base salary. In achieving these ownership levels, shares owned outright, ITT restricted stock and restricted stock units, shares held in the ITT dividend reinvestment plan, shares owned in the ITT Salaried Investment and Savings Plan, and “phantom” shares held in a fund that tracks an index of ITT’s stock in the deferred compensation plan are considered.

To attain the ownership levels set forth in the guidelines it is expected that any restricted shares that become unrestricted will be held, and that all shares acquired through the exercise of stock options will be held, except, in all cases, to the extent necessary to meet tax obligations.

Compliance with the guidelines is monitored periodically. Consistent with the guidelines, the share ownership levels have been substantially met for most of non-management directors and ITT officers as of January 31, 2011. Non-management directors and ITT officers are afforded a reasonable period of time to meet the guidelines. ITT has taken the individual tenure and non-management directors and corporate officer share ownership levels into account in determining compliance with the guidelines.

Stock Ownership Guidelines Summary

Non-management directors	5 X Annual Retainer Amount
CEO	5 X Annual Base Salary
CFO	3 X Annual Base Salary
Senior Vice Presidents	2 X Annual Base Salary
Vice Presidents	1 X Annual Base Salary

Going Forward.  It is expected that the Exelis Compensation Committee will establish similar share ownership guidelines for our non-management directors and corporate officers that are consistent with general marketplace practices in this regard. Specific guidelines have not yet been determined.

Recoupment Policy

Historically.  In 2008, ITT, upon the recommendation of the ITT Compensation Committee, adopted a policy that provides for recoupment of performance-based compensation if the Board of Directors determines that a senior executive has engaged in fraud or willful misconduct that caused or otherwise contributed to the need for a material restatement of ITT’s financial results. In such a situation, the Board will review all compensation awarded to or earned by that senior executive on the basis of ITT’s financial performance during fiscal periods materially affected by the restatement. This would include annual cash incentive and bonus awards and all forms of equity-based compensation. If, in the Board’s view, the compensation related to ITT’s financial performance would have been lower if it had been based on the restated results, the Board will, to the extent permitted by applicable law, seek recoupment from that senior executive of any portion of such compensation as it deems appropriate after a review of all relevant facts and circumstances. The NEOs are covered by this policy.

Going Forward.  The Exelis Compensation Committee will consider and develop a similar policy to provide for recoupment of performance-based compensation if the Board of Directors determines that a senior executive has engaged in fraud or willful misconduct. However, the policy will be reviewed and updated for consistency with the final rules issued by the SEC implementing the clawback provisions set forth in the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Consideration of Material Non-Public Information

Historically.  ITT typically closes the window for insiders to trade in ITT’s stock in advance of, and for a period of time immediately following, earnings releases and Board and Committee meetings, because ITT and insiders may be in possession of material non-public information. The first quarter Committee meeting at which compensation decisions and awards are typically made for employees usually occurs during a Board meeting period, so stock option awards may occur at a time when ITT is in possession of material non-public information. The ITT Compensation Committee does not consider the possible possession of material non-public information when it determines the number of non-qualified stock options granted, price of options granted or timing of non-qualified stock options granted. Rather, it uses competitive data, individual performance and retention considerations when it grants non-qualified stock options, restricted stock or restricted stock units and TSR awards under the long-term incentive program.

Non-qualified stock option awards and restricted stock awards or restricted stock unit awards granted to NEOs, senior and other executives, and Directors are awarded and priced on the same date as the approval date. ITT may also award non-qualified stock options in the case of the promotion of an existing employee or hiring of a new employee. Again, these non-qualified stock option grants may be made at a time ITT is in possession of material non-public information related to the promotion or the hiring of a new employee or other matters. ITT does not time its release of material non-public information for the purpose of affecting the value of executive compensation, and executive compensation decisions are not timed to the release of material non-public information.

Going Forward.  It is expected that the Exelis Compensation Committee will establish a similar policy with respect to window periods in advance of, and immediately following, earnings releases and Board and Committee meetings, and the appropriate treatment of material non-public information.

ITT Salaried Investment and Savings Plan

Historically.  Most of ITT’s salaried employees who work in the United States participate in the ITT Salaried Investment and Savings Plan, a tax-qualified savings plan, which allows employees to contribute to the plan on a before-tax basis and/or after-tax basis. ITT makes a floor contribution of 1/2 of 1% of base salary to the plan for all eligible employees and matches employee contributions up to 6% of base salary at the rate of 50%. Participants can elect to have their contributions and those of ITT invested in a broad range of investment funds including ITT stock. Federal law limits the amount of compensation that can be used to determine employee and employer contribution amounts ($245,000 in 2010) to the tax-qualified plan. Accordingly, ITT has established and maintains a non-qualified, unfunded ITT Excess Savings Plan that is discussed in more detail in the narrative to the 2010 Nonqualified Deferred Compensation table below.

Going Forward.  It is expected that the Exelis Compensation Committee will adopt and implement competitive post-employment compensation programs. The specific plans and terms of such plans have not yet been determined.

Post-Employment Compensation

Salaried Retirement Plan

Historically.  Most of ITT’s salaried employees who work in the United States participate in the ITT Salaried Retirement Plan. Under the plan, participants have the option, on an annual basis, to elect to be covered by either a Traditional Pension Plan or a Pension Equity Plan formula for future pension accruals. The ITT Salaried Retirement Plan is a tax-qualified plan, which provides a base of financial security for employees after they cease working. The plan is described in more detail in the narrative related to Pension Benefits in “Compensation Tables — ITT Pension Benefits” and in the 2010 Pension Benefits table below.

Going Forward.  It is expected that ITT will transfer the ITT Salaried Retirement Plan, together with all of its associated assets and liabilities, to Exelis and that Exelis will maintain the ITT Salaried Retirement Plan as a Traditional Pension Plan for future accrual going forward. It is expected that the Exelis employees will have the option of continuing to participate in the ITT Salaried Retirement Plan following the spin-off but that benefits under this plan will be frozen as of the date of the spin-off for all other ITT and Xylem employees not solely dedicated to Exelis.

Excess Pension Plans

Historically.  Because federal law limits the amount of benefits that can be paid and the amount of compensation that can be recognized under tax-qualified retirement plans, ITT has established and maintains non-qualified, unfunded excess pension plans solely to pay retirement benefits that could not be paid from the ITT Salaried Retirement Plan. Benefits under the excess pension plans are generally paid directly by ITT. Participating officers with excess plan benefits had the opportunity to make a one-time election prior to December 31, 2008 to receive their excess benefit earned under the Traditional Pension Plan formula (described in “Compensation Tables — ITT Pension Benefits”) in a single discounted sum payment or as an annuity. An election of a single-sum payment is only effective if the officer meets the requirements for early or normal retirement benefits under the plan; otherwise, the excess benefit earned under the Traditional Pension Plan formula will be paid as an annuity. Since the excess pension plans are an unfunded obligation of ITT, in the event of a change of control, any excess plan benefit would be immediately payable, subject to any applicable Section 409A restrictions with respect to form and timing of payments, and would be paid in a single discounted sum. The single-sum payment provision provides executives the earliest possible access to the funds in the event of a change of control, and avoids leaving unfunded pension payments in the hands of the acquirer.

Going Forward.  It is expected that ITT will transfer the Excess Pension Plan, together with all associated assets and liabilities, to Exelis and that Exelis will maintain the Excess Pension Plan going forward. It is expected that the Exelis employees will have the option of continuing to participate in the Excess Pension Plan following the spin-off but that benefits under this plan will be frozen as of the date of the spin-off for all other ITT and Xylem employees not solely dedicated to Exelis.

Deferred Compensation Plan.

Historically.  ITT NEOs are also eligible to participate in the ITT Deferred Compensation Plan, which is described in more detail in “Compensation Tables — ITT Deferred Compensation Plan.” This plan provides executives an opportunity to defer receipt of between 2% and 90% of any AIP payments they earn. The amount of deferred compensation ultimately received reflects the performance of benchmark investment funds made available under the Deferred Compensation Plan as selected by the executive. Participants in the Deferred Compensation Plan may elect a fund that tracks the performance of ITT common stock.

Going Forward.  It is expected that the Exelis Compensation Committee will adopt and implement competitive post-employment compensation programs. The specific plans and terms of such plans have not yet been determined. It is expected that the Exelis employees will have the option of continuing to participate in the Excess Pension Plan following the spin-off but that benefits under this plan will be frozen as of the date of the spin-off for all other ITT and Xylem employees not solely dedicated to Exelis.

Severance Plan Arrangements

Historically.  ITT maintains two severance plans for its senior executives — the Senior Executive Severance Pay Plan and the Special Senior Executive Severance Pay Plan. ITT’s Senior Executive Severance Pay Plan and Special Senior Executive Severance Pay Plan were originally established in 1984 and are regularly reviewed by the ITT Compensation Committee. These plans are described in more detail in “Compensation Tables — Potential Post-Employment Compensation.” The severance plans apply to ITT’s key employees as defined by Section 409A. ITT’s severance plan arrangements are not considered in determining other elements of compensation.

Senior Executive Severance Pay Plan. The purpose of this plan is to provide a period of transition for senior executives. Senior executives, who are U.S. citizens or who are employed in the United States are covered by this plan. The plan generally provides for severance payments if ITT terminates a senior executive’s employment without cause.

The exceptions to severance payment are:

•	the executive terminates his or her own employment

•	the executive’s employment is terminated for cause,

•	termination occurs after the executive’s normal retirement date under the ITT Salaried Retirement Plan, or

•	termination occurs in certain divestiture instances if the executive accepts employment or refuses comparable employment.

No severance is provided for termination for cause because ITT believes employees terminated for cause should not receive additional compensation. No severance is provided in the case of termination after a normal retirement date because the executive will be eligible for retirement payments under the ITT Salaried Retirement Plan. No severance is provided where an executive accepts or refuses comparable employment because the executive has the opportunity to receive employment income from another party under comparable circumstances.

Mr. Melcher participates in the Senior Executive Severance Pay Plan. Messrs. Milligan, Bernhardt, Wilson and Young are covered by the ITT Severance Policy which provides for severance based on salary level and years of service.

Special Senior Executive Severance Pay Plan.  The purpose of this plan is to provide compensation in the case of termination of employment in connection with an acceleration event (defined in “Compensation Tables — Change of Control Arrangements”) including a change of control. The provisions of this plan are specifically designed to address the inability of senior executives to influence ITT’s future performance after certain change of control events. The plan is structured to encourage executives to act in the best interests of shareholders by providing for certain compensation and retention benefits and payments, including change of control provisions, in the case of an acceleration event.

The purposes of these provisions are to:

•	provide for continuing cohesive operations as executives evaluate a transaction, which, without change of control protection, could be personally adverse to the executive,

•	keep executives focused on preserving value for shareholders,

•	retain key talent in the face of potential transactions, and

•	aid in attracting talented employees in the competitive marketplace.

As discussed above, this plan provides severance benefits for covered executives, including any NEO whose employment is terminated by ITT other than for cause, or where the covered executive terminates his or her employment for good reason within two years after the occurrence of an acceleration event as described below (including a termination due to death or disability) or if during the two-year period following an acceleration event, the covered executive had grounds to resign with good reason or the covered executive’s employment is terminated in contemplation of an acceleration event that ultimately occurs.

The plan is designed to put the executive in the same position, from a compensation and benefits standpoint, as he or she would have been in without the acceleration event. With respect to incentive plan awards, since the executive will no longer have the ability to influence the corporate objectives upon which the awards are based, the plan provides that any AIP awards are paid out at target 100%. In the event of a change of control, a pro-rata portion of outstanding TSR awards will be paid through the date of the change of control based on actual performance and the balance of the award will be paid at target (100%). More information about the Special Senior Executive Severance Pay Plan is provided in “Compensation Tables — Potential Post-Employment Compensation — Special Senior Executive Severance Pay Plan.”

Messrs. Melcher, Milligan, Bernhardt, Wilson and Young participate in the Special Senior Executive Severance Pay Plan. Mr. Melcher participates at the highest level of benefits and Messrs. Milligan, Bernhardt, Wilson and Young participate at the lower level of benefits.

Going Forward.  It is expected that the Compensation Committee will adopt and implement severance plans similar to the Senior Executive Severance Pay Plan and the Special Senior Executive Severance Pay Plan and that each of the NEOs will participate in these plans. The specific arrangements and terms of such severance plans or arrangements have not yet been determined.

Change of Control Arrangements

Historically.  As described more fully in “Compensation Tables — Change of Control Arrangements,” many of ITT’s short-term and long-term incentive plans, severance arrangements and nonqualified deferred compensation plans provide additional or accelerated benefits upon a change of control. Generally, these change of control provisions are intended to put the executive in the same position he or she would have been in had the change of control not occurred. Executives then can focus on preserving value for shareholders when evaluating situations that, without change of control provisions, could be personally adverse to the executive.

Going Forward.  It is expected that the Exelis Compensation Committee will provide for similar treatment of short-term and long-term incentive plans, severance arrangements and nonqualified deferred compensation plans upon a change of control. The specific terms of these plans and arrangements have yet not been determined.

Employee Benefits and Perquisites

Historically.  Executives, including the NEOs, are eligible to participate in ITT’s broad-based employee benefits program. The program includes a pension program, an investment and savings plan which includes before-tax and after-tax savings features, group medical and dental coverage, group life insurance, group accidental death and dismemberment insurance and other benefit plans. These other benefit plans include short- and long-term disability insurance, long-term care insurance and a flexible spending account plan.

Certain perquisites to the NEOs.

Historically.  ITT provides only those perquisites that it considers to be reasonable and consistent with competitive practice. Beginning with tax year 2011, the ITT Compensation Committee eliminated any tax gross-up provisions for the NEOs associated with financial counseling and tax preparation for senior executives. No offsetting salary increase will be provided. Perquisites (which are described more fully in “Compensation Tables — All Other Compensation Table” and the related narrative) available for NEOs include a car allowance up to $1,300 per month and financial and estate planning.

Going Forward.  The Exelis Compensation Committee will review these benefits and perquisites after the separation.

Consideration of Tax and Accounting Impacts

Historically.  Section 162(m) of the Internal Revenue Code places a limit of $1,000,000 on the amount of compensation that ITT may deduct in any one year with respect to its Chief Executive Officer and the three other highest-paid NEOs, other than the Chief Financial Officer. There is an exception to the $1,000,000 limitation for performance-based compensation meeting certain requirements. Compensation attributable to awards under ITT’s AIP and long-term incentive program are generally structured to qualify as performance-based compensation under Section 162(m).

However, the ITT Compensation Committee realizes that evaluation of the overall performance of the senior executives cannot be reduced in all cases to a fixed formula. There may be situations in which the prudent use of discretion in determining pay levels is in the best interests of ITT and its shareholders and, therefore, desirable. In those situations where discretion is used, awards may be structured in ways that will not permit them to qualify as performance-based compensation under Section 162(m).

ITT has also agreed to provide a tax reimbursement should an NEO’s post-termination compensation be determined to constitute an excess parachute payment. ITT’s plans are intended to comply with Section 409A, to the extent applicable, and ITT made amendments to the plans during 2008 in this regard. While ITT complies with other applicable sections of the Internal Revenue Code with respect to compensation, ITT and the ITT Compensation Committee do not consider other tax implications in designing the Company’s compensation programs.

Going Forward.  It is expected that the Exelis Compensation Committee will establish a similar policy and practice with respect to compliance with Sections 162(m) and 409A of the Internal Revenue Code.

Business Risk and Compensation

Historically.  In 2010, as in past years, the ITT Compensation Committee evaluated risk factors associated with ITT’s businesses in determining compensation structure and pay practices. The structure of the Board of Director Committees facilitates this evaluation and determination. During 2010, the Chair of the ITT Compensation Committee was a member of the Audit Committee and the Audit Committee Chair was a member of the ITT Compensation Committee. This membership overlap provides insight into ITT’s business risks and affords the ITT Compensation Committee access to the information necessary to consider the impact of business risks on compensation structure and pay practices. Further, overall enterprise risk is considered and discussed at Board meetings, providing additional important information to the ITT Compensation Committee. The Chairman, President and Chief Executive Officer and the Senior Vice President and Chief Financial

Officer attend those portions of the ITT Compensation Committee meetings at which plan features and design configurations of ITT’s annual and long-term incentive plans are considered and approved.

Compensation across the enterprise is structured so that unnecessary or excessive risk-taking behavior is discouraged. Further, total compensation for senior officers is heavily weighted toward long-term compensation consistent with ITT’s compensation philosophy, which is focused on long-term value creation. This long-term weighting discourages behaviors that encourage short-term risks.

The following table summarizes our representative compensation components or policies and relevant risk mitigation factors:

Compensation Component or Policy	Risk Mitigation Factor

Salary	• Based on market rates.
• Provides stability and minimizes risk-taking incentives.
Annual Incentive Plan	• AIP design emphasizes overall performance and collaboration across the enterprise as well as at the applicable Value Center level.
• AIP components focus on metrics that encourage operating performance and earnings per share appreciation.
• AIP design is tailored to meet unique business considerations for Corporate, Groups and Value Centers.
• Individual AIP components and total AIP awards are capped.
Long-Term Incentive Awards
• Restricted Stock or Restricted Stock Units	• Restricted stock or restricted stock units generally vest after three years.
• Stock Options
•   Stock options vest after three years for the Chief Executive Officer and for senior vice presidents and in one-third cumulative annual installments after the first, second and third anniversary of the grant date for other optionees. Options awarded in 2010 and 2011 and options awarded prior to 2005 expire ten years after the grant date. Options awarded between 2005 and 2009 expire seven years after the grant date.

• The three-year vesting threshold for senior vice presidents and the Chief Executive Officer and seven and ten-year option terms encourage long-term behaviors.
• Total Shareholder Return Awards	• The TSR long-term award is based on three-year share price performance and encourages behaviors focused on long-term goals, while discouraging behaviors focused on short-term risks.
Perquisites	Limited perquisites are based on competitive market data. The ITT Compensation Committee has determined that tax reimbursements related to financial counseling and tax preparation for senior executives associated with the 2011 tax year will be eliminated. No salary increase will be provided to offset the elimination of tax reimbursement.
Severance and Pension benefits	Severance and pension benefits are in line with competitive market data.

Compensation Component or Policy	Risk Mitigation Factor

Recoupment Policy	Provides mechanism for senior executive compensation recapture in certain situations involving fraud or willful misconduct.
Officer Share Ownership Guidelines	ITT officers are required to own ITT shares or share equivalents up to 5x base salary, depending on the level of the officer (discussed in “Compensation Discussion and Analysis — Stock Ownership Guidelines”). Share ownership guidelines align executive and shareholder interests. ITT policy prohibits speculative trading in and out of ITT securities, including prohibitions on short sales and leverage transactions, such as puts, calls, and listed and unlisted options.

Going Forward.  It is expected that the Exelis Compensation Committee will adopt a compensation philosophy similar to that of ITT, and that it will be structured and operate similarly so as to discourage unnecessary or excessive risk-taking and promote long-term value creation.

Action Taken in Anticipation of Separation

The following are the anticipated compensation arrangements expected in connection with the spin-off for each of the NEOs. All of these arrangements are subject to review and approval by the Exelis Compensation Committee. Similar to 2010 and past years, the ITT Compensation Committee reviewed CDB information provided by the Compensation Consultant with respect to the 174 companies listed on Annex A to this Information Statement. The ITT Compensation Committee used this information to determine market median dollar values for each of the NEOs for annual base salaries effective upon completion of the spin-off, the Target 2012 Long-Term Incentive Award, which will be an equity-based award, and target awards for the 2012 Annual Incentive Award. With respect to each of these elements, compensation levels within approximately 10% above or below the market median dollar value are considered by the Compensation Consultant and the ITT Compensation Committee to be within the market median range. The ITT Compensation Committee used the CDB information, along with other qualitative information described below, in making its determination of anticipated target and actual compensation to be provided to each of the NEOs. For Messrs. Melcher and Milligan, the ITT Compensation Committee determined to set their compensation levels below the median range based on the relatively short tenure each will have in their positions at Exelis. For Messrs. Bernhardt, Wilson and Young, the ITT Compensation Committee determined to set their compensation levels within the market median range based on their individual experience and the importance of their positions to the success of Exelis.

		Annual Base		Target 2012		2012
		Salary		Annual		Long-Term	Anticipated
		Effective Upon		Incentive		Incentive	Total
	Annual Base	Spin-Off		Award		Award	Compensation
	Salary	as Percentage	Target 2012	as Percentage	2012	as Percentage	as Percentage
	Effective	of Market	Annual	of Market	Long-Term	of Market	of Marked
Named Executive	Upon	Median	Incentive	Median	Incentive	Median	Median
Officer	Spin-Off	Dollar Value	Award	Dollar Value	Award	Dollar Value	Range

David F. Melcher	$930,000	85% (Below market median range)	100% of Annual Base Salary	66% (Below market median range)	$3,800,000	76% (Below market median range)	75% (Below market median range)
Peter J. Milligan	$470,000	85% (Below market median range)	80% of Annual Base Salary	86% (Below market median range)	$940,000	68% (Below market median range)	75% (Below market median range)
Christopher C. Bernhardt	$420,000	100%	65% of Annual Base Salary	96%	$630,000	96%	97%
Michael R. Wilson	$400,000	95%	65% of Annual Base Salary	91%	$600,000	92%	93%
Christopher D. Young	$380,000	97%	65% of Annual Base Salary	101%	$570,000	105%	101%

It is also anticipated that Founders’ Grants will be awarded to each of the NEOs and to other employees in positions deemed critical to the establishment and success of Exelis and that Transaction Success Incentive Awards will be awarded to Messrs Milligan, Bernhardt, Wilson and Young. These anticipated awards were assessed independently by the ITT Compensation Committee and were not considered in setting the other anticipated compensation arrangements described above. The Founders’ Grants are intended to closely align the economic interests of the recipients with the Exelis shareholders. Based upon discussions with the Compensation Consultant, the ITT Compensation Committee decided to set the Founders’ Grant award amounts at 1.5 times each NEO’s Target 2012 Long-Term Incentive Award because the ITT Compensation Committee determined that this amount would appropriately align the NEOs economic interests with the Exelis Shareholders while providing an appropriate retention incentive. It is anticipated that the Founders’ Grants will comprise the following: one-half of the Founders’ Grant award will be in restricted stock units and one-half will be in stock options, which combined awards will have a grant date fair value equal to the dollar value of the Founders’ Grant. It is anticipated that the restricted stock units will be subject to three-year cliff vesting and the stock options will vest in one-third cumulative annual installments on the date of the award. Founders’ Grants are expressed below as an aggregate grant date fair value. The Target Transaction Success Incentive Award is a cash award payable with the 2011 AIP Award and is expected to include consideration of the following factors in determining the actual payout of the award: timely completion of the spin-off, retention of key employees and control of corporate costs. Based upon discussions with the Compensation Consultant, the ITT Compensation Committee decided to set the Transaction Success Incentive Award amounts at approximately 50% of each NEO’s 2011 base salary because the ITT Compensation Committee determined that this amount would appropriately reward the NEOs for the successful completion of their additional responsibilities in connection with the spin-off.

		Transaction
		Success
	Founders’	Incentive
Named Executive Officer	Grant	Award

David F. Melcher	$5,700,000	$—
Peter J. Milligan	$1,410,000	$155,000
Christopher C. Bernhardt	$945,000	$210,000
Michael R. Wilson	$900,000	$200,000
Christopher D. Young	$855,000	$190,000

See “Certain Relationships and Related Party Transactions — Agreements with ITT and Xylem Related to the Spin-Off — Benefits and Compensation Matters Agreement” for a description of the terms of the Benefits and Compensation Matters Agreement, including the treatment of outstanding ITT equity awards.

Compensation Tables
Summary Compensation Table

							Change in
							Pension
						Non-	Value &
						Equity	Nonqualified
						Incentive	Deferred
				Stock	Option	Plan	Compensation	All Other
Name and		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Principal Position	Year	($)	($)	($)	($)	($)	($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

David F. Melcher	2010	$509,808	$—	$761,335	$372,279	$654,700	$93,107	$56,959	$2,448,188
Chief Executive Officer (formerly Senior Vice President and President, Defense and Information Solutions of ITT)	2009	$425,000	$—	$468,921	$224,733	$386,750	$66,150	$58,217	$1,629,771
Peter J. Milligan Chief Financial Officer (formerly Vice President, Chief Financial Officer, Defense and Information Solutions of ITT)	2010	$266,555	$10,500	$84,611	$40,056	$208,400	$21,271	$137,855	$769,246
Christopher C. Bernhardt President of Electronic Systems (formerly President, Electronic Systems of ITT)	2010	$383,946	$250,000	$334,817	$158,469	$309,800	$170,583	$30,566	$1,638,181
Michael R. Wilson President of Information Systems (formerly President, Information Systems of ITT)	2010	$322,115	$11,700	$321,900	$150,121	$235,500	$177,248	$24,863	$1,243,447
Christopher D. Young President and General Manager of Geospatial Systems (formerly President, Geospatial Systems of ITT)	2010	$308,027	$11,700	$281,949	$133,495	$234,200	$176,290	$24,693	$1,170,354

(d)	As described above in “Compensation Discussion and Analysis — 2010 AIP Awards Paid in 2011,” Messrs. Milligan, Wilson and Young were each awarded 2010 AIP Awards that were 5% above the payout they would have received based on their respective Total Enterprise Performance Percentage Achieved and Total Performance Percentage Achieved for performance year 2010 to reflect the contributions of each of these individuals to the strategic execution of their Group or Value Centers, as applicable, during 2010. Mr. Bernhardt received a guaranteed bonus of $250,000 for performance year 2010, pursuant to the Bernhardt Arrangements discussed in more detail in “Compensation Tables — Special Compensation Arrangements” below.

(e)	Amounts in the Stock Awards column include the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for TSR units and restricted stock. The TSR is considered a liability plan under the provisions of FASB ASC Topic 718. A discussion of restricted stock units, restricted stock, the TSR and assumptions used in calculating these values may be found in Note 13 to the Combined Financial Statements in this Information Statement. The values of TSR units at target for the 2010-2012 performance period for Messrs. Melcher, Milligan, Bernhardt, Wilson and Young were $360,000, $40,000, $158,300, $150,000 and $133,300, respectively. Assuming the maximum value at the highest level of achievement, Messrs. Melcher, Milligan, Bernhardt, Wilson and Young would receive TSR unit payouts of $720,000, $80,000, $316,600, $300,000 and $266,600 respectively, following the end of the performance period.

(f)	Amounts in the Option Awards column include the aggregate grant date fair value of: non-qualified stock option awards in the year of grant based on a binomial lattice value of $15.48 for Mr. Melcher and $14.03 for Messrs. Milligan, Bernhardt, Wilson and Young for the 2010 grant year and; $9.06 for Mr. Melcher, for the 2009 grant year; A discussion of assumptions relating to option awards may be found in Note 13 to the Combined Financial Statements in this Information Statement.

(g)	Amounts in the Non-Equity Incentive Plan Compensation column represent AIP awards for performance year 2010, which to the extent not deferred by an executive, were paid out shortly after that date.

(h)	No NEO received preferential or above-market earnings on deferred compensation. The change in the present value in accrued pension benefits was determined by measuring the present value of the accrued benefit at the respective dates using a discount rate of 6.00% at December 31, 2009, and 5.75% at December 31, 2010 (corresponding to the discount rates used for the ITT Salaried Retirement Plan, which is a component of ITT’s consolidated pension plans, as described in Note 12 to the Combined Financial Statements in this Information Statement and based on the assumption that retirement occurs at the earliest date the individual could retire with an unreduced retirement benefit.)

(i)	Amounts in this column for 2010 represent items specified in the All Other Compensation Table below.

All Other Compensation Table

					Excess				Total
	Financial	Auto		Total	Savings Plan	Tax	401(K)		All Other
	Counseling	Allowances	Relocation	Perquisites	Contributions	Reimbursements	Match	Other	Compensation
Name	($)	($)	($)	($)	($)	($)	($)	($)	($)
(a)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)

David F. Melcher	$14,648	$15,139		$29,787	$9,267	$6,957	$8,575	$2,373	$56,959
Peter J. Milligan	$—	$5,585	$83,690	$89,275	$—	$39,747	$8,575	$258	$137,855
Christopher C. Bernhardt,	$2,000	$13,200		$15,200	$4,866	$1,005	$8,575	$920	$30,566
Michael R. Wilson,	$—	$12,185		$12,185	$2,699	$—	$8,575	$1,404	$24,863
Christopher D. Young	$—	$13,200		$13,200	$2,206	$—	$8,575	$712	$24,693

(c)	Amounts represent financial counseling and tax service fees paid during 2010. Financial counseling and tax service fees reflect fees for invoices submitted during the calendar year.

(d)	Auto allowances are provided to a range of executives, including the NEOs.

(e)	For Mr. Milligan, amounts in this column include $75,000 as a settling in allowance with respect to Mr. Milligan’s relocation and $8,690 with respect to relocation expense.

(g)	ITT contributions to the ITT Excess Savings Plan are unfunded and earnings accrue at the same rate as the Stable Value Fund available to participants in the ITT Salaried Investment and Savings Plan.

(h)	Amounts in this column are tax reimbursement allowances intended to offset the inclusion of taxable income of financial counseling and tax preparation services. Tax reimbursement for financial counseling has been eliminated for the 2011 tax year. No compensating salary increase will be provided. Mr. Milligan’s amount includes a tax-related reimbursement of $39,747 relating to his settling in allowance described in (e) above.

(i)	Amounts represent the aggregate of ITT’s floor and matching contributions to the participant’s ITT Salaried Investment and Savings Plan account.

(j)	Amounts include taxable group term-life insurance premiums attributable to each NEO.

Grants of Plan-Based Awards Table

The following table provides information about 2010 equity and non-equity awards for the NEOs. The table includes the grant date for equity-based awards, the estimated future payouts under non-equity incentive plan awards (which consist of potential payouts under the 2010 AIP) and estimated future payouts under 2010 equity incentive plan awards (which consist of the TSR target award granted in 2010 for the 2010-2012 performance period (each unit equals $1)). Also provided is the number of shares underlying all other stock awards, consisting of restricted stock and non-qualified stock option awards. The table also provides the exercise price of the non-qualified stock option awards, reflecting the closing price of ITT stock on the grant date and the grant date fair value of each equity award computed under FASB ASC Topic 718. The compensation plans under which the grants in the following table were made are described in the

Compensation Discussion and Analysis and include the AIP, TSR, restricted stock awards, and non-qualified stock options awards.

Grants of Plan-Based Awards

								All Other	All Other
								Stock	Option		Grant
								Awards:	Awards:	Exercise	Date Fair
								Number	Number	or Base	Value of
		Estimated Future Payouts Under			Estimated Future Payouts Under			of Shares	of Securities	Price of	Stock and
		Non-Equity Incentive Plan			Equity Incentive Plan Awards			of Stock or	Underlying	Option	Option
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Units	Options	Awards	Awards
Name	Date	($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/Sh)	($)
(a)	(b)	(c)	(d)	(e)	(F)	(g)	(h)	(i)	(j)	(k)	(l)

David F. Melcher		$212,000	$424,000	$848,000
	05-Mar-10				$180,000	$360,000	$720,000				$360,000
	05-Mar-10							7,503			$401,335
	05-Mar-10								24,049	$53.49	$372,279
Peter J Milligan		$67,500	$135,000	$270,000
	05-Mar-10				$20,000	$40,000	$80,000				$40,000
	05-Mar-10							834			$44,611
	05-Mar-10								2,855	$53.49	$40,056
Christopher C. Bernhardt		$110,000	$220,000	$440,000
	05-Mar-10				$79,150	$158,300	$316,600				$158,300
	05-Mar-10							3,300			$176,517
	05-Mar-10								11,295	$53.49	$158,469
Michael R. Wilson		$81,250	$162,500	$325,000
	05-Mar-10				$75,000	$150,000	$300,000				$150,000
	05-Mar-10							3,126			$167,210
	28-Sep-10							100			$4,690
	05-Mar-10								10,700	$53.49	$150,121
Christopher D. Young		$77,500	$155,000	$310,000
	05-Mar-10				$66,650	$133,300	$266,600				$133,300
	05-Mar-10							2,779			$148,649
	05-Mar-10								9,515	$53.49	$133,495

(c)(d)(e)	Amounts reflect the threshold, target and maximum payment levels, respectively, if an award payout is achieved under ITT’s AIP described above in “Compensation Discussion and Analysis — Overview of the AIP And Long-Term Incentive Target Awards”). These potential payments are based on achievement of specific performance metrics and are completely at risk. The target award is computed based upon the applicable range of net estimated payments denominated in dollars where the target award is equal to 100% of the award potential, the threshold is equal to 50% of target and the maximum is equal to 200% of target.

(f)(g)(h)	Amounts reflect the threshold, target and maximum payment levels, if an award payout is achieved, under ITT’s TSR Plan for the 2010-2012 performance period described “Compensation Discussion and Analysis — Total Shareholder Return (TSR) Awards Subcomponent”. Each unit under the TSR Plan equals $1. Payments, if any, under the TSR Plan are paid in cash at the end of the performance period. The performance period for awards under ITT’s TSR Plan, reflected in the Estimated Future Payouts Under Equity Incentive Plan Awards column, for the 2010-2012 performance period is January 1, 2010-December 31, 2012.

(i)	Amounts reflect the number of shares of restricted stock granted in 2010 to the NEOs. The number of shares underlying restricted stock awards was determined by the average of the high and low stock price on the program valuation date of February 8, 2010. Restricted stock grants to NEOs generally vest in full at the end of the three-year restriction period following the grant date. However, certain of Mr. Bernhardt’s restricted stock awards vest over a two-year period with one half of the award vesting each year. During the restriction period, the holder receives dividends and may vote the shares. On September 28, 2010, Mr. Wilson received 100 shares of restricted stock as a recipient of a Chairman’s award, which shares were priced on the date of the award.

(j)	Amounts reflect the number of non-qualified stock options granted in 2010 to the NEOs. The number of non-qualified stock options was determined by the lattice value on the program valuation date of February 8, 2010. For Mr. Melcher, non-qualified stock options become exercisable at the end of the three-year period following the grant date and expire ten years after the grant date. For Messrs. Bernhardt, Wilson and Young, options become exercisable in one-third cumulative annual installments after the first, second and third anniversaries of the grant date.

(k)	The option exercise price for non-qualified stock options granted in 2010 was the closing price of ITT common stock on March 5, 2010, the date the non-qualified stock options were granted.

(l)	Amounts in this column represent the grant date fair value computed in accordance with FASB ASC Topic 718 for TSR target awards, restricted stock awards and non-qualified stock option awards granted to the NEOs in 2010.

Special Compensation Arrangements

Christopher C. Bernhardt

Mr. Bernhardt entered into agreements with ITT on February 13, 2009 and August 11, 2010 in which he and ITT agreed to certain incentives to be paid to Mr. Bernhardt in exchange for a Non-Compete and Non-Solicitation Agreement (the “Bernhardt Arrangements”) which are filed as Exhibits 10.7 and 10.8 to the Registration Statement on Form 10 of which this Information Statement is a part. It is expected that, going forward, Exelis will assume and agree to perform the special compensation incentives set forth in the Bernhardt Arrangements.

Term:  The Arrangements provide for additional incentives provided Mr. Bernhardt remains with ITT or any successor thereto, through at least July 1, 2015.

Incentives:  On February 13, 2009, ITT agreed to increase by $250,000 whatever bonus Mr. Bernhardt was otherwise awarded and paid in each of March 2009 and March of 2010 under the ITT Industries 1997 Annual Incentive Plan (amended and restated as of July 13, 2004). These bonus increases were included in Mr. Bernhardt’s total bonus award for each performance year and will be pensionable. In addition, on February 13, 2009, Mr. Bernhardt was granted certain restricted stock as an additional incentive above and beyond the awards Mr. Bernhardt may qualify for under the various incentive benefit plans in which Mr. Bernhardt currently participates. Mr. Bernhardt received a restricted stock award valued at $600,000 calculated on the average of the high and low share prices of ITT common stock on the grant date. The grant date fair value of the shares was $41.50. One-half of the shares vest on July 1, 2011 and the remaining one-half vest on July 1, 2012. If Mr. Bernhardt terminates employment due to death or disability, the shares immediate vest in full and the period of restriction shall lapse as of the termination date.

Additionally, in August 2010, ITT agreed to increase by $250,000 whatever bonus Mr. Bernhardt is otherwise awarded and paid in each March 2011, March 2012 and March 2013 under the ITT Industries 1997 Annual Incentive Plan (amended and restated as of July 13, 2004). These bonus increases will be included in Mr. Bernhardt’s total bonus award for each performance year and will be pensionable. If Mr. Bernhardt becomes disabled, any outstanding bonus awards will be paid in accordance with this schedule. However, in the event of Mr. Bernhardt’s death, no further bonus award payments will be made in any year following the year of Mr. Bernhardt’s death.

Voluntary Termination or Termination for Cause: Should Mr. Bernhardt voluntarily terminate or be terminated for cause prior to any of the bonus award payments or vesting dates for the restricted stock awards described above, he shall forfeit any and all claims to such payments not made prior to termination of employment and shall also forfeit any portion of the award that is not vested, paid, or issued on the date his employment terminates.

In addition, if Mr. Bernhardt leaves ITT voluntarily or is terminated for cause prior to July 1, 2012, he agrees, within 30 days from the date of leaving to repay to ITT any and all of the after tax amounts of the following payments and awards that were received: the additional payments made to with respect to the 2009 and 2010 bonus awards, the value, calculated as of the vesting date, of any restricted stock vested on or prior to the date Mr. Bernhardt’s employment is terminated and any dividends paid on the restricted stock awarded.

If Mr. Bernhardt leaves ITT voluntarily or is terminated for cause prior to July 1, 2015, he agrees, within 30 days from the date of leaving, to repay to ITT any and all of the after tax amounts of the additional payments made to with respect to the 2011, 2012 and 2013 bonus awards. In the event Mr. Bernhardt is terminated for any reason, other than cause, or is deemed to have been constructively terminated by virtue of changes to his employment terms and conditions that meet the requirements of “Good Reason” as defined in ITT’s Special Senior Executive Severance Pay Plan during the performance of the this agreement, the repayment obligation in the previous two sentences shall not apply.

Outstanding Equity Awards at Fiscal Year-End

		Stock Awards
								Equity
							Equity	Incentive
							Incentive	Plan
							Plan	Awards:
							Awards:	Market or
						Market	Number of	Payout Value
					Number of	Value of	Unearned	of Unearned
	Number of	Number of			Shares or	Shares or	Shares, Units	Shares, Units
	Securities	Securities			Units of	Units of	or Other	or Other
	Underlying	Underlying	Option		Stock That	Stock That	Rights That	Rights That
	Unexercised	Unexercised	Exercise	Option	Have Not	Have Not	Have Not	Have Not
	Options (#)	Options (#)	Price	Expiration	Vested	Vested	Vested	Vested
Name	Exercisable	Unexercisable	($)	Date	(#)	($)	(#)	($)
(a)	(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)

David F. Melcher	3,690	1,845	$66.45	18-Aug-15	15,224	$793,323	305,000	305,000
	8,269	16,536	$33.19	05-Mar-16
	—	24,049	$53.49	05-Mar-20
Peter J. Milligan	2,371	—	$48.75	29-Aug-13	2,335	$121,677	38,650	38,650
	2,020	—	$57.99	07-Mar-14
	1,477	738	$53.09	10-Mar-15
	1,235	2,470	$33.19	05-Mar-16
		2,855	$53.49	05-Mar-20
Christopher C. Bernhardt	18,000	—	$45.47	08-Mar-12	23,043	$1,200,771	144,400	144,400
	7,208	—	$52.68	06-Mar-13
	6,315	—	$57.99	07-Mar-14
	18,000	—	$37.46	02-Feb-14
	5,354	2,676	$53.09	10-Mar-15
	4,317	8,633	$33.19	05-Mar-16
		11,295	$53.49	05-Mar-20
Michael R. Wilson(1)	2,866	—	$45.47	08-Mar-12	6,725	$350,440	125,000	125,000
	1,897	—	$52.68	06-Mar-13
	1,855	—	$57.99	07-Mar-14
	2,460	1,230	$53.09	10-Mar-15
	3,309	6,616	$33.19	05-Mar-16
		10,700	$53.49	05-Mar-20
Christopher D. Young	2,371	—	$52.68	06-Mar-13	6,493	$338,350	116,650	116,650
	1,423	—	$53.84	25-Apr-13
	5,055	—	$57.99	07-Mar-14
	3,077	1,538	$53.09	10-Mar-15
	3,309	6,616	$33.19	05-Mar-16
	—	9,515	$53.49	05-Mar-20

(1)	As described in “Compensation Tables — Potential Post-Employment Compensation — Michael R. Wilson”, as of December 31, 2010, Mr. Wilson is eligible for Standard Early Retirement under the Traditional Pension Plan. If Mr. Wilson were to retire on December 31, 2010, a pro-rata portion of his non-qualified option awards that are reflected in Vesting Schedule (c) below as unexercisable would vest and become exercisable and a pro-rata portion of his restricted stock that is reflected in Vesting Schedule (g) below would vest.

(c)	Vesting Schedule for Unexercisable Options (options vest on the applicable anniversary of the grant date.)

			Vesting Schedule (#’s)
Name	Grant Date	Expiration Date	2011	2012	2013

David F. Melcher	8/18/2008	8/18/2015	1,845
	3/5/2009	3/5/2016	8,268	8,268
	3/5/2010	3/5/2020			24,049
Peter J. Milligan	3/10/2008	3/10/2015	738
	3/5/2009	3/5/2016	1,235	1,235
	3/5/2010	3/5/2020	952	952	951
Christopher C. Bernhardt	3/10/2008	3/10/2015	2,676
	3/5/2009	3/5/2016	4,317	4,316
	3/5/2010	3/5/2020	3,765	3,765	3,765
Michael R. Wilson	3/10/2008	3/10/2015	1,230
	3/5/2009	3/5/2016	3,308	3,308
	3/5/2010	3/5/2020	3,567	3,567	3,566
Christopher D. Young	3/10/2008	3/10/2015	1,538
	3/5/2009	3/5/2016	3,308	3,308
	3/5/2010	3/5/2020	3,172	3,172	3,171

(g)	Vesting Schedule for Restricted Stock (generally restricted stock vests on the applicable anniversary of the grant date.)

Name	Grant Date	2011	2012	2013

David F. Melcher	8/18/2008	1,125
	3/5/2009		6,596
	3/5/2010			7,503
Peter J. Milligan	3/10/2008	516
	3/5/2009		985
	3/5.2010			834
Christopher C. Bernhardt	3/10/2008	1,870
(vests one-half on 7/1/2011 and	2/17/2009	7,215	7,215
one-half on 7/1/2012)	3/5/2009		3,443
	3/5/2010			3,300
Michael R. Wilson	3/10/2008	860
	3/5/2009		2,639
	3/5/2010			3,126
	9/28/2010		100
Christopher D. Young	3/10/2008	1,075
	3/5/2009		2,639
	3/5/2010			2,779

(h)	Reflects ITT’s closing stock price of $52.11 on December 31, 2010.

(i)(j)	Awards are typically expressed as target cash awards and payment, if any, is in cash following the end of the performance cycle. Column (i) represents the number of units at threshold levels (50%) of target based on ITT’s stock price performance at year-end and column (j) represents the market or payout value of such units (each unit = $1). See “Primary Compensation Components — Total Shareholder Return (TSR) Awards Subcomponent” for material terms of ITT’s TSR grants.

The following table represents the vesting schedule of outstanding TSR awards on December 31 of 2011 and 2012, with each TSR unit reflecting $1 of value.

		Target Award
	Approval	in Units	Vesting Schedule
Equity Incentive Plan Awards	Date(1)	(#)	2011	2012

David F. Melcher
	3/5/2009	250,000	250,000
	3/5/2010	360,000		360,000
Peter J. Milligan	3/5/2009
	3/5/2010	37,300	37,300
	3/5/2009	40,000		40,000
Christopher C. Bernhardt	3/5/2010
	3/5/2009	130,500	130,500
	3/5/2010	158,300		158,300
Michael R. Wilson	3/5/2009
	3/5/2010	100,000	100,000
	3/5/2009	150,000		150,000
Christopher D. Young	3/5/2010
	3/5/2009	100,000	100,000
	3/5/2010	133,300		133,300

(1)	For purposes of the TSR, the grant date is January 1, the first day of the performance period for the year in which the award is approved.

Option Exercises & Stock Vested

	Option Awards		Stock Awards
	Number of		Number of
	Shares		Shares
	Acquired on	Value Realized	Acquired on	Value Realized
	Exercise	on Exercise	Vesting	on Vesting
Name	(#)	($)	(#)	($)
(a)	(b)	(c)	(d)	(1)(e)

David F. Melcher	—	—	—	$—
Peter J. Milligan	—	—	489	$26,157
Christopher C. Bernhardt	—	—	1,530	$81,840
Michael R. Wilson	—	—	449	$24,017
Christopher D. Young	—	—	1,224	$65,472

(1)	Reflects aggregate dollar value upon vesting of restricted stock reflected in column (d).

(e)	With respect to all NEOs, the amount in column (e) does not include payment for the 2008-2010 TSR award, which vested on December 31, 2010, as ITT’s relative share price appreciation did not meet the minimum threshold requirement for a payment.

ITT Pension Benefits

ITT Salaried Retirement Plan:  Under the ITT Salaried Retirement Plan, participants have the option, on an annual basis, to elect to be covered under either a Traditional Pension Plan or a Pension Equity Plan formula for future pension accruals. The ITT Salaried Retirement Plan is a funded and tax-qualified retirement program. The plan is described in detail below. All of the NEOs, with the exception of Mr. Milligan, participate in the Traditional Pension Plan formula of the ITT Salaried Retirement Plan. Mr. Milligan participates in the Pension Equity Plan formula of the ITT Salaried Pension Plan.

While the Traditional Pension Plan formula pays benefits on a monthly basis after retirement, the Pension Equity Plan formula enables participants to elect to have benefits paid as a single sum payment upon employment termination, regardless of the participant’s age. The Traditional Pension Plan benefit payable to an employee depends upon the date an employee first became a participant under the plan.

Under the Traditional Pension Plan, a participant first employed prior to January 1, 2000 would receive an annual pension that would be the total of:

•	2% of his or her “average final compensation” (as described below) for each of the first 25 years of benefit service, plus

•	1 1/2% of his or her average final compensation for each of the next 15 years of benefit service, reduced by

•	1 1/4% of his or her primary Social Security benefit for each year of benefit service up to a maximum of 40 years.

A participant first employed on or after January 1, 2000, under the Traditional Pension Plan would receive an annual pension that would equal:

•	1 1/2% of his or her average final compensation (as defined below) for each year of benefit service up to 40 years, reduced by

•	1 1/4% of his or her primary Social Security benefit for each year of benefit service up to a maximum of 40 years.

For a participant first employed prior to January 1, 2005, average final compensation (including salary and approved bonus or AIP payments) is the total of:

•	the participant’s average annual base salary for the five calendar years of the last 120 consecutive calendar months of eligibility service that would result in the highest average annual base salary amount, plus

•	the participant’s average annual pension eligible compensation, not including base salary, for the five calendar years of the participant’s last 120 consecutive calendar months of eligibility service that would result in the highest average annual compensation amount.

For a participant first employed on or after January 1, 2005, average final compensation is the average of the participant’s total pension eligible compensation (salary, bonus and annual incentive payments for NEOs and other exempt salaried employees) over the highest five consecutive calendar years of the participant’s final 120 months of eligibility service.

As it applies to participants first employed prior to January 1, 2000, under the Traditional Pension Plan, Standard Early Retirement is available to employees at least 55 years of age with 10 years of eligibility service. Special Early Retirement is available to employees at least age 55 with 15 years of eligibility service or at least age 50 whose age plus total eligibility service equals at least 80. For Standard Early Retirement, if payments begin before age 65, payments from anticipated payments at the normal retirement age of 65 (the “Normal Retirement Age”) are reduced by 1/4 of 1% for each month that payments commence prior to the Normal Retirement Age. For Special Early Retirement, if payments begin between ages 60-64, benefits will be payable at 100%. If payments begin prior to age 60, they are reduced by 5/12 of 1% for each month that payments start before age 60 but not more than 25% are reduced by 1/4 of 1% for each month that payments commence prior to the Normal Retirement Age. For Special Early Retirement, if payments begin between ages 60-64, benefits will be payable at 100%. If payments begin prior to age 60, they are reduced by 5/12 of 1% for each month that payments start before age 60 but not more than 25%.

For participants first employed from January 1, 2000 through December 31, 2004, under the Traditional Pension Plan, Standard Early Retirement is available as described above. Special Early Retirement is also available to employees who have attained at least age 55 with 15 years of eligibility service (but not earlier than age 55). For Special Early Retirement, the benefit payable at or after age 62 would be at 100%; if payments commence prior to age 62 they would be reduced by 5/12 of 1% for each of the first 48 months prior to age 62 and by an additional 4/12 of 1% for each of the next 12 months and by an additional 3/12 of 1% for each month prior to age 57. For participants first employed on or after January 1, 2005, and who retire before age 65, benefits may commence at or after age 55 but they would be reduced by 5/9 of 1% for each of the first 60 months prior to age 65 and an additional 5/18 of 1% for each month prior to age 60.

In December 2007, effective January 1, 2008, the ITT Salaried Retirement Plan and the ITT Excess Pension Plans were amended to provide for a three-year vesting requirement. In addition, for employees who are already vested and who are involuntarily terminated and entitled to severance payments from ITT, additional months of age and service (not to exceed 24 months) are to be imputed based on the employee’s actual service to his or her last day worked, solely for purposes of determining eligibility for early retirement. These amendments were intended in part to permit compliance with Section 409A.

Under the Pension Equity Plan (PEP), offered to all employees as of January 1, 2000, a single sum payment is available when an employee terminates employment regardless of age or the employee may elect to receive the benefit in monthly installments. Employees may choose the PEP formula when they are first hired or during the open enrollment period. Employees may switch their pension plan formula annually; the last election on file shall continue absent any changes. The PEP single sum benefit shall be determined using the following percentages for each year the PEP formula is in effect multiplied by the employee’s final average pay: under age 30 — 3% for each year, between 30 and 39 years of age — 4% for each year, between 40 and 49 years of age — 5% for each year, and 6% for age 50 and over.

When an employee leaves ITT, their total Salaried Retirement Plan benefit will be determined by the benefit earned under the Traditional Pension Plan formula plus the Pension Equity Plan formula for the periods elected under each formula.

The 2010 Pension Benefits table provides information on the pension benefits for the NEOs. At the present time, all of the NEOs listed in the Summary Compensation Table has elected to accrue benefits under the Traditional Pension Plan formula, with the exception of Mr. Milligan. Mr. Wilson and Mr. Young participate under the terms of the plan in effect for employees hired prior to January 1, 2000. Mr. Wilson qualified for the Standard Early Retirement under the Traditional Pension Plan as of December 31, 2010, as he is over age 55 and has accumulated more than the requisite amount of service. Mr. Young will qualify for Special Early Retirement under the Traditional Pension Plan on August 31, 2011. Mr. Bernhardt participates under the terms of the plan in effect for employees hired between January 1, 2000 and December 31, 2004 and Mr. Melcher and Mr. Milligan participate under the terms of the plan in effect for employees hired after January 1, 2005. Mr. Milligan has elected to accrue benefits under the Pension Equity Plan formula for 2007 through 2010 (Mr. Milligan participated in the Traditional Pension Plan formula for four months in 2006). The accumulated benefit an employee earns over his or her career with ITT is payable on a monthly basis starting after retirement. Employees may retire as early as age 55 under the terms of the plan. Pensions may be reduced if retirement starts before age 65. Possible pension reductions are described above.

Benefits under this plan are subject to the limitations imposed under Sections 415 and 401(a) (17) of the Internal Revenue Code in effect as of December 31, 2010. Section 415 limits the amount of annual pension payable from a qualified plan. For 2010, this limit is $195,000 per year for a single-life annuity payable at an IRS-prescribed retirement age. This ceiling may be actuarially adjusted in accordance with IRS rules for items such as employee contributions, other forms of distribution and different annuity starting dates. Section 401(a) (17) limits the amount of compensation that may be recognized in the determination of a benefit under a qualified plan. For 2010, this limit is $245,000.

ITT Excess Pension Plan:  Since federal law limits the amount of benefits paid under and the amount of compensation recognized under tax-qualified retirement plans, ITT maintains the unfunded ITT Excess Pension Plan, which is not qualified for tax purposes. The purpose of the ITT Excess Pension Plan is to restore benefits calculated under the ITT Salaried Retirement Plan formula that cannot be paid because of the IRS limitations noted above. ITT has not granted any extra years of benefit service to any employee under either the ITT Salaried Retirement Plan or the Excess Pension Plan. In the event of a change of control, certain extra years of service may be allowed in accordance with the terms of the Special Senior Executive

Severance Pay Plan described in “Primary Compensation Components — Special Senior Executive Severance Pay Plan.”

Participating officers with excess plan benefits had a one-time election prior to December 31, 2008 to receive their excess benefit earned under the Traditional Pension Plan formula in a single discounted sum payment or as an annuity. An election of a single-sum payment is only effective if the officer meets the requirements for early or normal retirement benefits under the Plan; otherwise, the excess benefit earned under the Traditional Pension Plan formula will be paid as an annuity. In the event of a change of control, any excess plan benefit would be immediately payable, subject to any applicable Section 409A restrictions with respect to form and timing of payments, and would be paid in a single discounted sum. Amendments to the excess pension plan related to Section 409A compliance, while not modifying the previously disclosed definition of change in control in the excess pension plan, provide that payouts of pension amounts earned since January 1, 2005 require a change in control involving an acceleration event of 30% or more of ITT’s outstanding stock.

Pension Benefits

No pension benefits were paid to any of the named executives in the last fiscal year.

				Present
			Present	Value
			Value	of
			of	Accumulated
			Accumulated	Benefit at
		Number of	Benefit at	Earliest Date
		Years	Normal	for	Payments
		Credited Service	Retirement	Unreduced	During Last
Name	Plan Name	(#)	($)	Benefit	Fiscal Year
(a)	(b)	(c)	(d)(1)	(e)	($)(f)

David F. Melcher	ITT Salaried Retirement Plan	2.38	$50,938	$50,938	$—
	ITT Excess Pension Plan	2.38	$133,311	$133,311	$—
Peter J. Milligan	ITT Salaried Retirement Plan	4.34	$48,309	$48,309	$—
	ITT Excess Pension Plan	4.34	$26,353	$26,353	$—
Christopher C. Bernhardt	ITT Salaried Retirement Plan	9.58	$174,443	$228,117	$—
	ITT Excess Pension Plan	9.58	$398,145	$520,650	$—
Michael R. Wilson(g)	ITT Salaried Retirement Plan	25.00	$612,878	$948,976	$—
	ITT Excess Pension Plan	13.00	$283,636	$439,180	$—
Christopher D. Young	ITT Salaried Retirement Plan	28.30	$541,833	$838,971	$—
	ITT Excess Pension Plan	28.30	$515,988	$798,953	$—

(1)	Assumptions used to determine present value as of December 31, 2010 are as follows:

Measurement date: December 31, 2010; Discount Rate: 5.75%; Mortality (pre-commencement): None; Mortality (post-commencement): UP-94 Mortality Table; Termination of Employment: Age 65 for all participants; Present value is based on the single life annuity payable beginning on the first day of the month at normal retirement age 65 (column (d)) or the earliest time at which a participant may retire under the plan without any benefit reduction due to age (column (e)). The six-month delay under the Pension Plan for “specified employees” as required under Section 409A of the Internal Revenue Code was disregarded for this purpose. All results shown are estimates only; actual benefits will be based on precise credited service and compensation history, which will be determined at termination of employment.

The 2010 row of the column titled Change in Pension Plan Value & Nonqualified Deferred Compensation Earnings in the Summary Compensation Table quantifies the change in the present value of the Pension Plan benefit from December 31, 2009 to December 31, 2010. To determine the present value of the plan benefit as of December 31, 2009, the same assumptions that are described above to determine present value as of December 31, 2010 were used, except a 5.75% interest rate was used to determine the present value, as compared to a 6.00% interest rate as of December 31, 2009.

(c)	Mr. Wilson became a participant in the ITT Salaried Retirement Plan effective January 1, 1998 as part of the ITT acquisition of Kaman Science Corporation (Kaman). Mr. Wilson’s services under Kaman are calculated under the Kaman plan provisions and such services are treated as a former benefit plan under the ITT Salaried Retirement Plan. Accordingly, the years of credited service for Mr. Wilson include 12 years of service accrued as an employee of Kamam. The Kaman plan did not provide benefits in excess of the IRS limits.

(d)	The accumulated benefit is based on service and earnings (base salary and bonus and/or AIP payment) considered by the plans for the period through December 31, 2010, and represents the actuarial present value under ASC Topic 715 of pension earned to date and payable at the assumed normal retirement age for the named executives as defined under each plan, based upon actuarial factors and assumptions used in Note 12 to the Combined Financial Statements in this Information Statement to this Information Statement and as described in (1) above, regardless of whether or not the executive has vested in this benefit.

(e)	The amounts represent the actuarial present value of the accumulated benefit at December 31, 2010, for the named executives under each plan based upon actuarial factors and assumptions used in Note 12 to the Combined Financial Statements in this Information Statement and as described in (1) above, where the retirement age is assumed to be the earliest age at which the individual can receive undiscounted early retirement benefits.

(g)	Upon termination from ITT, Mr. Wilson is eligible for Standard Early Retirement under the Traditional Pension Plan as he is over age 55 and has accumulated more than the required amount of eligible service as described in “Compensation Tables — ITT Pension Benefits” above.

ITT Deferred Compensation Plan

ITT Deferred Compensation Plan.  The ITT Deferred Compensation Plan is a tax deferral plan. The ITT Deferred Compensation Plan permits eligible executives with a base salary of at least $200,000 to defer between 2% and 90% of their AIP payment. The AIP amount deferred is included in the Summary Compensation Table under Non-Equity Incentive Plan Compensation. Withdrawals under the plan are available on payment dates elected by participants at the time of the deferral election. The withdrawal election is irrevocable except in cases of demonstrated hardship due to an unforeseeable emergency as provided by the ITT Deferred Compensation Plan. Amounts deferred will be unsecured general obligations of ITT to pay the deferred compensation in the future and will rank with other unsecured and unsubordinated indebtedness of ITT.

Participants can elect to have their account balances allocated into one or more of the 25 phantom investment funds (including a phantom ITT stock fund) and can change their investment allocations on a daily basis. All plan accounts are maintained on the accounts of ITT and investment earnings are credited to a participant’s account (and charged to corporate earnings) to mirror the investment returns achieved by the investment funds chosen by that participant.

A participant can establish up to six “accounts” into which AIP payment deferrals are credited and he or she can elect a different form of payment and a different payment commencement date for each “account.” One account may be selected based on a termination date (the “Termination Account”) and five accounts are based on employee-specified dates (each a “Special Purpose Account”). Each Special Purpose and Termination Account may have different investment and payment options. Termination Accounts will be paid in the seventh month following the last day worked. Changes to Special Purpose Account distribution elections must be made at least 12 months before any existing benefit payment date, may not take effect for at least 12 months, and must postpone the existing benefit payment date by at least five years. Additionally, Termination Account distribution elections are irrevocable.

ITT Excess Savings Plan.  Since federal law limits the amount of compensation that can be used to determine employee and employer contribution amounts ($245,000 in 2010) to the tax-qualified plan, ITT has established and maintains a non-qualified unfunded ITT Excess Savings Plan to allow for employee and ITT contributions based on base salary in excess of these limits. Employee contributions under this plan are limited to 6% of base salary. All balances under this plan are maintained on the books of ITT and earnings are credited to the accumulated savings under the plan based on the earnings in the Stable Value Fund in the tax-qualified plan. Benefits will be paid in a lump sum in the seventh month following the last day worked. Employees are immediately 100% vested in their own contributions. ITT matches contributions, which initially vest 20% for each year of service. After 5 years employees are 100% vested in ITT’s matching contributions. The ITT matching contribution also vests when an employee reaches age 65 and in the case of death, disability or retirement.

Deferred Compensation.  Non-qualified savings represent amounts in the ITT Excess Savings Plan. Deferred Compensation earnings under the ITT Deferred Compensation Plan are calculated by reference to actual earnings of mutual funds or ITT stock as provided in the following chart.

The table below shows the activity within the Deferred Compensation Plan for the NEOs for 2010.

2010 Nonqualified Deferred Compensation

	Executive	Registrant	Aggregate	Aggregate	Aggregate
	Contributions	Contributions	Earnings in	Withdrawals/	Balance at
	in Last FY	in Last FY	Last FY	Distributions	Last FYE
	($)	($)	($)	($)	($)
Name	(b)	(c)	(d)	(e)	(f)

David F. Melcher
Non-qualified savings	$15,888	$9,267	$736	$—	$43,180
Deferred Compensation	$—	$—		$—	$—
Total	$15,888	$9,267	$736	$—	$43,180
Peter J. Milligan
Non-qualified savings	$—	$—	$—	$—	$—
Deferred Compensation	$—	$—	$1,268	$(21,651)	$22,892
Total	$—	$—	$1,268	$(21,651)	$22,892
Christopher C. Bernhardt
Non-qualified savings	$8,339	$4,866	$1,632	$—	$63,653
Deferred Compensation	$503,820		$49,880	$—	$1,463,443
Total	$512,159	$4,866	$51,512	$—	$1,527,096
Michael R. Wilson
Non-qualified savings	$4,627	$2,699	$113	$—	$10,008
Deferred Compensation				$—
Total	$4,627	$2,699	$113	$—	$10,008
Christopher D. Young
Non-qualified savings	$3,782	$2,206	$225	$—	$12,588
Deferred Compensation				$—
Total	$3,782	$2,206	$225	$—	$12,588

(c)	The amounts in column (c) non-qualified savings are also reflected in column (g) of the All Other Compensation Table as Excess Savings Plan Contributions and included in the Summary Compensation Table.

(e)	Mr. Milligan received a distribution of $21,651 in 2010.

(f)	With respect to Mr. Melcher, all executive and registrant contributions to the ITT Excess Savings Plan were reported as compensation in the Summary Compensation Table in ITT’s previously filed proxy statements. For Messrs. Milligan, Bernhardt, Wilson and Young, amounts in column (f) do not include any amounts reported in previous Summary Compensation Tables.

The table below shows the funds available under the ITT Deferred Compensation Plan, as reported by the administrator and their annual rate of return for the calendar year ended December 31, 2010.

	Rate of		Rate of
	Return		Return
	1/1/10		1/1/10
Name of Fund	12/31/10	Name of Fund	12/31/10

Fixed Rate Option(1)	5.80%	Vanguard Developed Markets Index (VDMIX)	8.54%
PIMCO Total Return Institutional (PTTRX)	8.86%	Artio International Equity A (BJBIX)	8.52%
PIMCO Real Return Institutional (PRRIX)	7.68%	American Funds EuroPacific Growth (REREX)	9.39%
T Rowe Price High Yield (PRHYX)	14.40%	First Eagle Overseas A (SGOVX)	19.24%
Dodge & Cox Stock (DODGX)	13.49%	Lazard Emerging Markets Equity Open (LZOEX)	22.43%
Vanguard 500 Index (VFINX)	14.91%	AIM Global Real Estate (AGREX)	16.97%
American Funds Growth Fund of America R4 (RGAEX)	12.29%	Model Portfolio* — Conservative	8.11%
Perkins Mid Cap Value (JMCVX)	14.81%	Model Portfolio* — Moderate Conservative	10.51%
Artisan Mid Cap (ARTMX)	31.57%	Model Portfolio* — Moderate	12.43%
American Century Small Cap Value (ASVIX)	24.15%	Model Portfolio* — Moderate Aggressive	13.45%
Perimeter Small Cap Growth (PSCGX)	25.14%	Model Portfolio* — Aggressive	14.70%
Harbor International (HIINX)	11.57%	ITT Corporation Stock Fund (ITT)	6.97%
Vanguard Total Bond Market Index (VBMFX)	6.42%

(1)	The Fixed Rate Option 5.80% rate is based on guaranteed contractual returns from the insurance provider.

*	The returns shown in the model portfolio are not subsidized by ITT, but represent returns for a managed portfolio based on funds available to deferred compensation participants.

Potential Post-Employment Compensation

The Potential Post-Employment Compensation tables below reflect the amount of compensation payable to each of the NEOs in the event of employment termination under several different circumstances, including voluntary termination, termination for cause, death, disability, termination without cause or termination in connection with a change of control. Mr. Melcher is covered under the Senior Executive Severance Pay Plan and Special Senior Executive Severance Pay Plan (applicable to change of control) described in “Primary Compensation Components — Severance Plan Arrangements.” Messrs. Milligan, Bernhardt, Wilson and Young are covered under the ITT Severance Policy or the Special Senior Executive Severance Pay Plan (applicable to change of control). The ITT Severance Policy provides for severance based on grade level and years of service.

The amounts shown in the potential post-employment compensation tables are estimates (or the estimated present value of the ITT Excess Pension Plan which may be paid in continuing annuity payments), assuming that the triggering event was effective as of December 31, 2010, including amounts which would be earned through such date (or that would be earned during a period of severance), and where applicable, are based on ITT closing stock price on December 31, 2010, the last trading day of 2010, which was $52.11.

The actual amounts to be paid out can only be determined at the time of such executive’s separation from ITT. For purposes of calculating the estimated potential payments to our officers under the ITT Excess Pension Plan, as reflected in the tables below, we have used the same actuarial factors and assumptions described in note (1) to the 2010 Pension Benefits table and those used for financial statement reporting purposes as described in Note 12 to the Combined Financial Statements in this Information Statement. The calculations assume a discount rate of 5.75% and take into account the UP 1994 Mortality Table projected to 2010, except as noted in the footnotes.

Payments and Benefits Provided Generally to Salaried Employees.  The amounts shown in the tables below do not include payments and benefits to the extent these payments and benefits are provided on a non-discriminatory basis to salaried employees generally upon termination of employment. These include:

•	Accrued salary and vacation pay;

•	Regular pension benefits under the ITT Salaried Retirement Plan;

•	Health care benefits provided to retirees under the ITT Salaried Retirement Plan, including retiree medical and dental insurance. Employees who terminate prior to retirement are eligible for continued benefits under COBRA; and

•	Distributions of plan balances under the ITT Salaried Investment and Savings Plan and amounts currently vested under the ITT Excess Savings Plan.

No perquisites are available to any NEOs in any of the post-employment compensation circumstances. With respect to the ITT Salaried Retirement Plan, benefits under such plan may be deferred to age 65, but may become payable at age 55 or, if the participant is eligible for early retirement, the first of the month immediately following the last day worked without regard to the period of the severance payments. Benefits under the ITT Excess Pension Plan must commence as soon as possible but generally would be payable seven months following such date, retroactive to the date the ITT Excess Pension Plan benefit became payable.

Senior Executive Severance Pay Plan.  The amount of severance pay under this plan depends on the executive’s base pay and years of service. The amount will not exceed 24 months of base pay or be greater than two times the executive’s total annual compensation during the year immediately preceding termination. ITT considers these severance pay provisions appropriate transitional provisions given the job responsibilities and competitive market in which senior executives function. ITT’s obligation to continue severance payments stops if the executive does not comply with ITT’s Code of Corporate Conduct. ITT considers this cessation provision to be critical to ITT’s emphasis on ethical behavior. ITT’s obligation to continue severance payments also stops if the executive does not comply with non-competition provisions of the ITT Severance Policy or Senior Executive Severance Pay Plan. These provisions protect the integrity of our businesses and are consistent with typical commercial arrangements. Mr. Melcher is covered under the Senior Executive Pay Plan. Messrs. Milligan, Bernhardt, Wilson and Young are covered under the ITT Severance Policy.

If a covered executive receives or is entitled to receive other compensation from another company, the amount of that other compensation could be used to offset amounts otherwise payable under the ITT Senior Executive Severance Pay Plan. During the severance payment period, the executive will have a limited right to continue to be eligible for participation in certain benefit plans. Severance pay will start within sixty days following the covered executive’s scheduled termination date.

Special Senior Executive Severance Pay Plan.  This plan provides two levels of benefits for covered executives, based on their position within ITT. The Committee considered two levels of benefits appropriate based on the relative ability of each level of employee to influence future ITT performance. (Senior Vice Presidents receive the higher level and Vice Presidents and employees in Band B receive the lower level). Under the Special Senior Executive Severance Pay Plan, if a covered executive is terminated within two years after an acceleration event in a change of control or in contemplation of an acceleration in a change of control event that ultimately occurs or if the covered executive terminates his or her employment for good reason within two years after an acceleration event in the event of a change of control, he or she would be entitled to:

•	any accrued but unpaid base salary, bonus (AIP payment), unreimbursed expenses and employee benefits, including vacation;

•	two or three times the highest annual base salary rate during the three fiscal years immediately preceding the date of termination and two or three times the highest payment paid or awarded in the three years preceding an acceleration event or termination;

•	continuation of health and life insurance benefits and certain perquisites at the same levels for two or three years;

•	a lump-sum payment equal to the difference between the total lump-sum value of his or her pension benefit under ITT’s pension plans, or any successor pension plans (provided such plans are no less favorable to the executive than the ITT pension plans), and the total lump-sum value of his or her pension benefit under the pension plans after crediting an additional two or three years of age and eligibility and benefit service using the highest annual base salary rate and bonus for purposes of determining final average compensation under the pension plans;

•	credit for an additional two or three years of age and two or three years of eligibility service under the retiree health and retiree life insurance benefits;

•	a lump-sum payment equal to two or three times the highest annual base salary rate during the three years preceding termination or an acceleration event times the highest percentage rate of ITT’s contributions to the ITT Salaried Investment and Savings Plan and the ITT Excess Savings Plan, such payment not to exceed 3.5% per year; and

•	tax gross-up for excise taxes imposed on the covered employee; and

•	one year of outplacement.

Mr. Melcher is covered at the highest level of benefits. Messrs. Milligan, Bernhardt, Wilson and Young are covered at the lower level of benefits

The Potential Post-Employment Compensation tables below provide additional information.

Change of Control Arrangements

The payment or vesting of awards or benefits under each of the plans listed below would be accelerated upon the occurrence of a change of control of ITT. The reasons for the change of control provisions in these plans are to put the executive in the same position he or she would have been in had the change of control not occurred. Executives then can focus on preserving value for shareholders when evaluating situations that, without change of control provisions, could be personally adverse to the executive. There would be a change of control of ITT if one of the following acceleration events occurred:

1. A report on Schedule 13D was filed with the SEC disclosing that any person, other than ITT or one of its subsidiaries or any employee benefit plan that is sponsored by ITT or a subsidiary, had become the beneficial owner of 20% or more of ITT’s outstanding stock;

2. A person other than ITT or one of its subsidiaries or any employee benefit plan that is sponsored by ITT or a subsidiary purchased ITT’s shares in connection with a tender or exchange offer, if after consummation of the offer the person purchasing the shares is the beneficial owner of 20% or more of ITT’s outstanding stock;

3. The shareholders of ITT approved:

(a) any consolidation, business combination or merger of ITT other than a consolidation, business combination or merger in which the shareholders of ITT immediately prior to the merger would hold 50% or more of the combined voting power of ITT or the surviving corporation of the merger and would have the same proportionate ownership of common stock of the surviving corporation that they held in ITT immediately prior to the merger; or

(b) any sale, lease, exchange or other transfer of all or substantially all of the assets of ITT;

4. A majority of the members of the Board of Directors of ITT changed within a 12-month period, unless the election or nomination for election of each of the new Directors by ITT’s stockholders had been approved by two-thirds of the Directors still in office who had been Directors at the beginning of the 12-month period or whose nomination for election or election was recommended or approved by a majority of Directors who were Directors at the beginning of the 12-month period; or

5. Any person other than ITT or one of its subsidiaries or any employee benefit plan sponsored by ITT or a subsidiary became the beneficial owner of 20% or more of ITT’s outstanding stock.

At the time of an acceleration event, any unfunded pension plan obligations will be funded using a trust. Pre-2005 awards and benefits will be paid if the 20% threshold described above is reached. For awards or benefits earned since January 1, 2005, payment of awards or benefits would be made if a person other than ITT, its subsidiaries or any employment benefit plan sponsored by ITT becomes the beneficial owner of 30% or more of ITT’s outstanding stock.

The 2011 Omnibus Incentive Plan was approved by shareholders at ITT’s 2011 Annual Meeting, change of control under the 2011 Omnibus Incentive Plan requires consummation of the transactions described in 3(a) and (b) above.

The following ITT plans have change of control provisions:

•	the 2011 Omnibus Incentive Plan;

•	the 2003 Equity Incentive Plan;

•	the 1994 Incentive Stock Plan;

•	the 1996 Restricted Stock Plan for Non-Employee Directors;

•	the 1997 Annual Incentive Plan for Executive Officers;

•	the 1997 Annual Incentive Plan;

•	the 1997 Long-Term Incentive Plan;

•	the Special Senior Executive Severance Pay Plan;

•	the Enhanced Severance Pay Plan;

•	the Deferred Compensation Plan;

•	the Excess Savings Plan;

•	the Excess Pension Plans; and

•	the Salaried Retirement Plan.

Potential post-employment compensation arrangements are more fully described for the NEOs in the tables below.

Potential Post-Employment Compensation

	David F. Melcher
						Termination not
						for Cause or With
		Termination			Termination	Good Reason After
	Resignation	for Cause	Death	Disability	not for Cause	Change of Control
	$(a)	$(b)	$(c)	$(d)	$(e)	$(f)

Cash Severance
Salary(1)	$0	$0	$0	$0	$530,000	$1,590,000
Bonus(1)	$0	$0	$0	$0	$0	$1,460,700

Total	$0	$0	$0	$0	$530,000	$3,050,700
Unvested Non-Equity Awards(2)
2009 — 11 TSR Award(2)	$0	$0	$0	$0	$0	$83,333
2010 — 12 TSR Award(2)	$0	$0	$0	$0	$0	$240,000

Total	$0	$0	$0	$0	$0	$323,333
Unvested Equity Awards(3)
8/18/08 Stock Options	$0	$0	$0	$0	$0	$0
8/18/08 Restricted Stock	$0	$0	$58,624	$58,624	$58,624	$58,624
3/5/09 Stock Options	$0	$0	$312,861	$312,861	$156,431	$312,861
3/5/09 Restricted Stock	$0	$0	$343,718	$343,718	$315,074	$343,718
3/5/10 Stock Options	$0	$0	$0	$0	$0	$0
3/5/10 Restricted Stock	$0	$0	$390,981	$390,981	$228,072	$390,981

Total	$0	$0	$1, 106,184	$1,106,184	$758,201	$1,106,184
Non-Qualified Retirement Benefits
Non-Qualified Pension(4)	$0	$0	$0	$0	$0	$1,016,262
Non-Qualified Savings Plan(5)	$0	$0	$8,166	$8,166	$0	$55,650

Total	$0	$0	$8,166	$8,166	$0	$1,071,912
Other Non-Qualified Benefits Outplacement(6)	$0	$0	$0	$0	$75,000	$75,000
Health & Welfare(7)	$0	$0	$0	$0	$954	$2,862
IRC 280(g) Tax Gross-Up(8)	$0	$0	$0	$0	$0	$1,989,873
Total	$0	$0	$0	$0	$75,954	$2,067,735

Total	$0	$0	$1,114,350	$1,114,350	$1,364,155	$7,619,864

(1)	Mr. Melcher is covered under ITT’s Senior Executive Severance Pay Plan. Under that plan, ITT will pay a severance benefit equal to 12 months of base salary if terminated other than for cause unless termination occurs after the normal retirement date. In the event of a change of control, Mr. Melcher is covered under ITT’s Special Senior Executive Severance Pay Plan, described in “Primary Compensation Components — Severance Plan Arrangements,” and under the terms of the plan, would be paid a lump sum payment equal to three times his current salary plus three times the highest AIP award paid in the three years prior to a change of control. Further information regarding Mr. Melcher’s post employment compensation is provided in the Non-Qualified Deferred Compensation and Pension Tables.

(2)	Based on total shareholder return performance through December 31, 2010, outstanding TSR awards for the 2009-11 and 2010-12 performance periods would not earn a payout. Should Mr. Melcher resign or be terminated for cause, he would receive no TSR payment. In the event of death or disability, he would receive payment, if any, for outstanding TSR awards and in the event of termination without cause he would receive payment, if any, based on a pro-rata portion of the outstanding TSR awards as of the termination date, based on ITT’s performance during the three-year period, in accordance with Section 409A. TSR awards provide that in the event of a change of control, a pro-rata portion of outstanding awards will be paid through the date of the change of control based on actual performance and the balance of the award will be paid at target (100%).

(3)	Equity awards vest according to the terms described in “Compensation Discussion and Analysis — Long-Term Incentive Awards Program”. Unvested equity awards reflect the market value of restricted stock and in-the-money value of options based on ITT’s December 31, 2010 closing stock price of $52.11.

(4)	Mr. Melcher has not yet accrued a vested pension benefit. Column (f) provides the lump sum payable by ITT in accordance with the Special Senior Executive Severance Pay Plan in the event of a change of control.

(5)	No additional ITT Excess Savings Plan payments are made in the event of voluntary or involuntary termination, or termination for cause. In the case of death or disability, the participant becomes 100% vested in the ITT match. Column (f) reflects the additional cash payment representing ITT contributions, which would be made following a change of control as described in the Special Senior Executive Severance Pay Plan in “Primary Compensation Components — Severance Plan Arrangements.”

(6)	ITT’s Senior Executive Severance Pay Plan includes one year of outplacement services. Amounts shown in columns (e) and (f) are based on a current competitive bid.

(7)	In the event of termination not for cause, ITT will pay the company’s portion of medical and life insurance premiums for one year ($0 and $954, respectively) and in the event of a change of control, ITT will pay medical and life insurance premiums for three years ($0 and $2,862, respectively).

(8)	Amounts in column (f) assume termination occurs immediately upon a change of control based on ITT’s December 31, 2010 closing stock price of $52.11.

Potential Post-Employment Compensation

	Peter J. Milligan
						Termination not
					Termination	for Cause or With
		Termination			not for	Good Reason After
	Resignation	for Cause	Death	Disability	Cause	Change of Control
	$(a)	$(b)	$(c)	$(d)	$(e)	$(f)

Cash Severance
Salary(1)	$0	$0	$0	$0	$161,538	$600,000
Bonus(1)	$0	$0	$0	$0	$0	$330,000

Total	$0	$0	$0	$0	$161,538	$930,000
Unvested Non-Equity Awards(2)
2009 — 11 TSR Award(2)	$0	$0	$0	$0	$0	$12,433
2010 — 12 TSR Award(2)	$0	$0	$0	$0	$0	$26,667

Total	$0	$0	$0	$0	$0	$39,100
Unvested Equity Awards(3)
3/10/08 Stock Options	$0	$0	$0	$0	$0	$0
3/10/08 Restricted Stock	$0	$0	$26,889	$26,889	$26,889	$26,889
3/5/09 Stock Options	$0	$0	$46,728	$46,728	$23,364	$46,728
3/5/09 Restricted Stock	$0	$0	$51,328	$51,328	$39,922	$51,328
3/5/10 Stock Options	$0	$0	$0	$0	$0	$0
3/5/10 Restricted Stock	$0	$0	$43,460	$43,460	$19,315	$43,460

Total	$0	$0	$168,405	$168,405	$109,490	$168,405
Non-Qualified Retirement Benefits
Non-Qualified Pension(4)	$26,353	$26,353	$26,243	$0	$26,353	$62,676
Non-Qualified Savings Plan(5)	$0	$0	$0	$0	$0	$18,659

Total	$26,353	$26,353	$26,343	$0	$26,353	$81,335
Other Non-Qualified Benefits Outplacement(6)	$0	$0	$0	$0	$0	$75,000
Health & Welfare(7)	$0	$0	$0	$0	$260	$890
IRC 280(g) Tax Gross-Up(8)	$0	$0	$0	$0	$0	$495,512
Total	$0	$0	$0	$0	$260	$571,402

Total	$26,353	$26,353	$192,648	$168,405	$297,641	$1,790,242

(1)	Mr. Milligan is covered under the ITT Severance Policy. Under that policy, ITT will pay a severance benefit equal to 28 weeks of base salary if terminated other than for cause unless termination occurs after the normal retirement date. In the event of a change of control, Mr. Milligan is covered under the ITT Special Senior Executive Severance Pay Plan, described in “Primary Compensation Components — Severance Plan Arrangements,” and under the terms of the plan, would be paid a lump sum payment equal to two times his current salary plus two times the highest AIP award paid in the three years prior to a change of control. Further information regarding Mr. Milligan’s post employment compensation is provided in the Non-Qualified Deferred Compensation and Pension Tables.

(2)	Based on total shareholder return performance through December 31, 2010, outstanding TSR awards for the 2009-11 and 2010-12 performance periods would not earn a payout. Should Mr. Milligan resign or be terminated for cause, he would receive no TSR payment. In the event of death or disability, he would receive payment, if any, for outstanding TSR awards and in the event of termination without cause he would receive payment, if any, based on a pro-rata portion of the outstanding TSR awards as of the termination date, based on ITT’s performance during the three-year period, in accordance with Section 409A.

TSR awards provide that, in the event of a change of control, a pro-rata portion of outstanding awards will be paid through the date of the change of control based on actual performance and the balance of the award will be paid at target (100%).

(3)	Equity awards vest according to the terms described in “Compensation Discussion and Analysis — Long-Term Incentive Awards Program”. Unvested equity awards reflect the market value of restricted stock and in-the-money value of options based on ITT’s December 31, 2010 closing stock price of $52.11.

(4)	Column (a) and column (b) amounts reflect the present value of the annual vested benefit payable under the ITT Excess Pension Plan under the Traditional Pension Plan formula, as of December 31, 2010 assuming a retirement age at 65 plus the lump sum value of the Pension Equity Plan benefit as of December 31, 2010. Column (c) provides the value of the benefit payable to Mr. Milligan’s beneficiary upon death. Column (d) is inapplicable because disability would not affect retirement benefits. Column (e) provides the present value of the annual vested benefit payable under the ITT Excess Pension Plan under the Traditional Pension Plan formula, as of December 31, 2010 assuming a retirement age at 65 plus the present value of the Pension Equity Plan benefit as of December 31, 2010. Column (f) provides the lump sum payable by ITT in accordance with the Special Senior Executive Severance Pay Plan in the event of a change of control.

(5)	No additional ITT Excess Savings Plan payments are made in the event of voluntary or involuntary termination, or termination for cause. In the case of death or disability, the participant becomes 100% vested in the ITT match. Column (f) reflects the additional cash payment representing ITT contributions, which would be made following a change of control as described in the Special Senior Executive Severance Pay Plan in “Primary Compensation Components — Severance Plan Arrangements.”

(6)	The ITT Severance Pay Policy includes outplacement services. Amounts shown in columns (e) and (f) are based on a current competitive bid for one year of outplacement.

(7)	In the event of termination not for cause, ITT will pay the company’s portion of medical and life insurance premiums for seven months ($0 and $260, respectively) and in the event of a change of control, ITT will pay medical and life insurance premiums for two years ($0 and $890, respectively).

(8)	Amounts in column (f) assume termination occurs immediately upon a change of control based on ITT’s December 31, 2010 closing stock price of $52.11.

Potential Post-Employment Compensation

	Christopher C. Bernhardt
						Termination not
					Termination	for Cause or With
		Termination			not for	Good Reason After
	Resignation	for Cause	Death	Disability	Cause	Change of Control
	$(a)	$(b)	$(c)	$(d)	$(e)	$(f)

Christopher C. Bernhardt
Cash Severance
Salary(1)	$0	$0	$0	$0	$253,849	$800,010
Bonus(1)	$0	$0	$0	$0	$0	$1,112,200

Total	$0	$0	$0	$0	$253,849	$1,912,210
Additional Bonus Payments(2)
2009 Award	$(132,500)	$(132,500)	$0	$0	$0	$0
2010 Award	$0	$0	$0	$0	$0	$0
2011 Award	$0	$0	$0	$0	$0	$250,000
2012 Award	$0	$0	$0	$0	$0	$250,000
2013 Award	$0	$0	$0	$0	$0	$250,000

Total	$(132,500)	$(132,500)	$0	$0	$0	$750,000
Unvested Non-Equity Awards(3)
2009 — 11 TSR Award	$0	$0	$0	$0	$0	$43,500
2010 — 12 TSR Award	$0	$0	$0	$0	$0	$105,533

Total	$0	$0	$0	$0	$0	$149,033
Unvested Equity Awards(4)
3/10/08 Stock Options	$0	$0	$0	$0	$0	$0
3/10/08 Restricted Stock	$0	$0	$97,446	$97,446	$97,446	$97,446
3/5/09 Stock Options	$0	$0	$163,326	$163,326	$81,663	$163,326
2/17/09 Restricted Stock	$0	$0	$751,947	$751,947	$0	$751,947
3/5/09 Restricted Stock	$0	$0	$179,415	$179,415	$144,529	$179,415
3/5/10 Stock Options	$0	$0	$0	$0	$0	$0
3/5/10 Restricted Stock	$0	$0	$171,963	$171,963	$81,205	$171,963

Total	$0	$0	$1,364,097	$1,364,097	$404,842	$1,364,097
Non-Qualified Retirement Benefits
Non-Qualified Pension(8)	$398,145	$398,145	$228,655	$0	$398,145	$2,083,553
Non-Qualified Savings Plan(8)	$0	$0	$0	$0	$0	$28,000

Total	$398,145	$398,145	$228,655	$0	$398,145	$2,111,553
Other Non-Qualified Benefits Outplacement(8)	$0	$0	$0	$0	$0	$75,000
Health & Welfare(8)	$0	$0	$0	$0	$5,239	$13,970
IRC 280(g) Tax Gross-Up	$0	$0	$0	$0	$0	$1,777,227

Total	$0	$0	$0	$0	$5,239	$1,866,197
Total	$266,645	$266,645	$1,592,752	$1,364,097	$1,062,075	$8,153,090

(1)	Mr. Bernhardt is covered under the ITT Severance Policy. Under that policy, ITT will pay a severance benefit equal to 33 weeks of base salary if terminated other than for cause unless termination occurs after the normal retirement date. In the event of a change of control, Mr. Bernhardt is covered under the ITT Special Senior Executive Severance Pay Plan, described in “Primary Compensation Components — Severance

Plan Arrangements,” and under the terms of the plan, would be paid a lump sum payment equal to two times his current salary plus two times the highest AIP award paid in the three years prior to a change of control. Pursuant to the Bernhardt Arrangements described in “Compensation Tables — Specific Compensation Arrangements,” had Mr. Bernhardt resigned prior to December 31, 2011 he would have had to repay any and all of the after-tax amounts relating to his 2009 additional bonus. Further information regarding Mr. Bernhardt’s post employment compensation is provided in the Non-Qualified Deferred Compensation and Pension Tables.

(2)	Pursuant to the Bernhardt Arrangement discussed in “Compensation Tables — Specific Compensation Arrangements,” Mr. Bernhardt is entitled to guaranteed bonus payments of $250,000 payable in March 2009, 2010, 2011, 2012 and 2013. If Mr. Bernhardt voluntarily leaves the company or is terminated by ITT for cause prior to any guaranteed bonus payment Mr. Bernhardt forfeits any and all claims to payments not made prior to the termination date. Further, if Mr. Bernhardt leaves the company voluntarily or is terminated for cause prior to July 1, 2015 he must repay any and all of the after tax amounts relating to payments made under the 2009, 2010, 2011, 2012 and 2013 guaranteed bonus payments. If Mr. Bernhardt dies or becomes disabled he is not required to repay the cash payments previously received. If Mr. Bernhardt becomes disabled he will receive bonus payments on the schedule described in the Bernhardt Arrangements described in “Compensation Tables — Specific Compensation Arrangements,” and if Mr. Bernhardt dies he will receive payments through the year of his death.

(3)	Based on total shareholder return performance through December 31, 2010, outstanding TSR awards for the 2009-11 and 2010-12 performance periods would not earn a payout. Should Mr. Bernhardt resign or be terminated for cause, he would receive no TSR payment. In the event of death or disability, he would receive payment, if any, for outstanding TSR awards and in the event of termination without cause he would receive payment, if any, based on a pro-rata portion of the outstanding TSR awards as of the termination date, based on ITT’s performance during the three-year period, in accordance with Section 409A. TSR awards provide that, in the event of a change of control, a pro-rata portion of outstanding awards will be paid through the date of the change of control based on actual performance and the balance of the award will be paid at target (100%).

(4)	Equity awards vest according to the terms described in “Compensation Discussion and Analysis — Long-Term Incentive Awards Program”. Unvested equity awards reflect the market value of restricted stock and in-the-money value of options based on ITT’s December 31, 2010 closing stock price of $52.11. With respect to the February 17, 2009 restricted stock award, the Bernhardt Arrangement provides that one-half of the shares will vest on July 1, 2011 and the remaining one-half will vest on July 1, 2012. If Mr. Bernhardt terminates his employment due to death or disability the shares immediately vest in full and the period of restriction lapses. In the event Mr. Bernhardt leaves the company prior to the vesting dates above, any outstanding award granted pursuant to the Bernhardt arrangements is forfeited.

(5)	Column (a) and column (b) amounts reflect the present value of the annual vested benefit payable under the ITT Excess Pension Plan, as of December 31, 2010 assuming a retirement age at 65. Column (c) provides the value of the benefit payable to Mr. Bernhardt’s beneficiary upon death. Column (d) is inapplicable because disability would not affect retirement benefits. Column (e) provides the present value of the annual vested benefit payable under the ITT Excess Pension Plan, as of December 31, 2010 assuming a retirement age at 65. Column (f) provides the lump sum payable by ITT in accordance with the Special Senior Executive Severance Pay Plan in the event of a change of control.

(6)	No additional ITT Excess Savings Plan payments are made in the event of voluntary or involuntary termination, or termination for cause. In the case of death or disability, the participant becomes 100% vested in the ITT match. Column (f) reflects the additional cash payment representing ITT contributions, which would be made following a change of control as described in the Special Senior Executive Severance Pay Plan in “Primary Compensation Components — Severance Plan Arrangements.”

(7)	The ITT Severance Pay Plan Policy includes outplacement services. Amounts shown in columns (e) and (f) are based on a current competitive bid for one year of outplacement.

(8)	In the event of termination not for cause, ITT will pay the company’s portion of medical and life insurance premiums for nine months ($4,716 and $523, respectively) and in the event of a change of control, ITT will pay medical and life insurance premiums for two years ($12,576 and $1,394, respectively).

(9)	Amounts in column (f) assume termination occurs immediately upon a change of control based on ITT’s December 31, 2010 closing stock price of $52.11.

Potential Post-Employment Compensation

	Michael R. Wilson
						Termination not
					Termination	for Cause or With
		Termination			not for	Good Reason After
	Resignation	for Cause	Death	Disability	Cause	Change of Control
	$(a)	$(b)	$(c)	$(d)	$(e)	$(f)

Cash Severance
Salary(1)	$0	$0	$0	$0	$300,000	$650,000
Bonus(1)	$0	$0	$0	$0	$0	$440,000

Total	$0	$0	$0	$0	$300,000	$1,090,000
Unvested Non-Equity Awards(2)
2009 — 11 TSR Award	$0	$0	$0	$0	$0	$33,333
2010 — 12 TSR Award	$0	$0	$0	$0	$0	$100,000

Total	$0	$0	$0	$0	$0	$133,333
Unvested Equity Awards(3)
3/10/08 Stock Options	$0	$0	$0	$0	$0	$0
3/10/08 Restricted Stock	$41,080	$0	$44,815	$44,815	$44,815	$44,815
3/5/09 Stock Options	$109,539	$0	$125,175	$125,175	$62,587	$125,175
3/5/09 Restricted Stock	$80,219	$0	$137,518	$137,518	$122,238	$137,518
3/5/10 Stock Options	$0	$0	$0	$0	$0	$0
3/5/10 Restricted Stock	$40,724	$0	$162,896	$162,896	$90,498	$162,896
9/28/10 Restricted Stock	$434	$0	$5,211	$5,211	$2,027	$5,211

Total	$271,996	$0	$475,615	$475,615	$322,165	$475,615
Non-Qualified Retirement Benefits
Non-Qualified Pension(4)	$283,636	$283,636	$162,892	$0	$283,636	$2,489,390
Non-Qualified Savings Plan(5)	$0	$0	$0	$0	$0	$22,548

Total	$283,636	$283,636	$162,892	$0	$283,636	$2,511,938
Other Non-Qualified Benefits Outplacement(6)	$0	$0	$0	$0	$0	$75,000
Health & Welfare(7)	$0	$0	$0	$0	$5,777	$11,555
IRC 280(g) Tax Gross-Up(8)	$0	$0	$0	$0	$0	$1,555,503

Total	$0	$0	$0	$0	$5,777	$1,642,058
Total	$555,632	$283,636	$638,507	$475,615	$911,578	$5,852,944

(a)	Since Mr. Wilson is eligible for Standard Early Retirement as of December 31, 2010 under the Traditional Pension Plan, unvested equity award amounts assume that a resignation by Mr. Wilson would be treated as a retirement under the Traditional Pension Plan and that a pro-rata portion of his restricted stock and non-qualified option awards would vest.

(1)	Mr. Wilson is covered under the ITT Severance Policy. Under that policy, ITT will pay a severance benefit equal to 48 weeks of base salary if terminated other than for cause unless termination occurs after the normal retirement date. In the event of a change of control, Mr. Wilson is covered under the ITT Special Senior Executive Severance Pay Plan, described in “Primary Compensation Components — Severance Plan Arrangements,” and under the terms of the plan, would be paid a lump sum payment equal to two times his current salary plus two times the highest AIP award paid in the three years prior to a change of control. Further information regarding Mr. Wilson’s post employment compensation is provided in the Non-Qualified Deferred Compensation and Pension Tables.

(2)	Based on total shareholder return performance through December 31, 2010, outstanding TSR awards for the 2009-11 and 2010-12 performance periods would not earn a payout. Should Mr. Wilson resign or be terminated for cause, he would receive no TSR payment. In the event of death or disability, he would receive payment, if any, for outstanding TSR awards and in the event of termination without cause he would receive payment, if any, based on a pro-rata portion of the outstanding TSR awards as of the termination date, based on ITT’s performance during the three-year period, in accordance with Section 409A. TSR awards provide that, in the event of a change of control, a pro-rata portion of outstanding awards will be paid through the date of the change of control based on actual performance and the balance of the award will be paid at target (100%).

(3)	Equity awards vest according to the terms described in “Compensation Discussion and Analysis — Long-Term Incentive Awards Program”. Unvested equity awards reflect the market value of restricted stock and in-the-money value of options based on ITT’s December 31, 2010 closing stock price of $52.11.

(4)	Column (a) and column (b) amounts reflect the present value of the annual vested benefit payable under the ITT Excess Pension Plan, as of December 31, 2010 assuming a retirement age at 65. Column (c) provides the value of the benefit payable to Mr. Wilson’s beneficiary upon death. Column (d) is inapplicable because disability would not affect retirement benefits. Column (e) provides the present value of the annual vested benefit payable under the ITT Excess Pension Plan, as of December 31, 2010 assuming a retirement age at 65. Column (f) provides the lump sum payable by ITT in accordance with the Special Senior Executive Severance Pay Plan in the event of a change of control.

(5)	No additional ITT Excess Savings Plan payments are made in the event of voluntary or involuntary termination, or termination for cause. In the case of death or disability, the participant becomes 100% vested in the ITT match. Column (f) reflects the additional cash payment representing ITT contributions, which would be made following a change of control as described in the Special Senior Executive Severance Pay Plan in “Primary Compensation Components — Severance Plan Arrangements.”

(6)	The ITT Severance Pay Policy includes outplacement services. Amounts shown in columns (e) and (f) are based on a current competitive bid for one year of outplacement.

(7)	In the event of termination not for cause, ITT will pay the company’s portion of medical and life insurance premiums for twelve months ($5,172 and $605, respectively) and in the event of a change of control, ITT will pay medical and life insurance premiums for two years ($10,344 and $1,211, respectively).

(8)	Amounts in column (f) assume termination occurs immediately upon a change of control based on ITT’s December 31, 2010 closing stock price of $52.11.

Potential Post-Employment Compensation

	Christopher D. Young
						Termination not
					Termination	for Cause or With
		Termination			not for	Good Reason After
	Resignation	for Cause	Death	Disability	Cause	Change of Control
	$(a)	$(b)	$(c)	$(d)	$(e)	$(f)

Cash Severance
Salary(1)	$0	$0	$0	$0	$310,000	$620,000
Bonus(1)	$0	$0	$0	$0	$0	$450,000

Total	$0	$0	$0	$0	$310,000	$1,070,000
Unvested Non-Equity Awards(2)
2009 — 11 TSR Award	$0	$0	$0	$0	$0	$33,333
2010 — 12 TSR Award	$0	$0	$0	$0	$0	$88,867

Total	$0	$0	$0	$0	$0	$122,200
Unvested Equity Awards(3)
3/10/08 Stock Options	$0	$0	$0	$0	$0	$0
3/10/08 Restricted Stock	$0	$0	$56,018	$56,018	$56,018	$56,018
3/5/09 Stock Options	$0	$0	$125,175	$125,175	$62,587	$125,175
3/5/09 Restricted Stock	$0	$0	$137,518	$137,518	$126,058	$137,518
3/5/10 Stock Options	$0	$0	$0	$0	$0	$0
3/5/10 Restricted Stock	$0	$0	$144,814	$144,814	$84,475	$144,814

Total	$0	$0	$463,525	$463,525	$329,139	$463,525
Non-Qualified Retirement Benefits
Non-Qualified Pension(4)	$515,988	$515,988	$296,332	$0	$515,988	$1,649,837
Non-Qualified Savings Plan(5)	$0	$0	$0	$0	$0	$21,562

Total	$515,988	$515,988	$296,332	$0	$515,988	$1,671,399
Other Non-Qualified Benefits Outplacement(6)	$0	$0	$0	$0	$0	$75,000
Health & Welfare(7)	$0	$0	$0	$0	$2,630	$5,260
IRC 280(g) Tax Gross-Up(8)	$0	$0	$0	$0	$0	$747,964

Total	$0	$0	$0	$0	$2,630	$828,224
Total	$515,988	$515,988	$759,857	$463,525	$1,157,757	$4,155,348

(1)	Mr. Young is covered under the ITT Severance Policy. Under that policy, ITT will pay a severance benefit equal to 52 weeks of base salary if terminated other than for cause unless termination occurs after the normal retirement date. In the event of a change of control, Mr. Young is covered under the ITT Special Senior Executive Severance Pay Plan, described in “Primary Compensation Components — Severance Plan Arrangements,” and under the terms of the plan, would be paid a lump sum payment equal to two times his current salary plus two times the highest AIP award paid in the three years prior to a change of control. Further information regarding Mr. Young’s post employment compensation is provided in the Non-Qualified Deferred Compensation and Pension Tables.

(2)	Based on total shareholder return performance through December 31, 2010, outstanding TSR awards for the 2009-11 and 2010-12 performance periods would not earn a payout. Should Mr. Young resign or be terminated for cause, he would receive no TSR payment. In the event of death or disability, he would receive payment, if any, for outstanding TSR awards and in the event of termination without cause he would receive payment, if any, based on a pro-rata portion of the outstanding TSR awards as of the termination date, based on ITT’s performance during the three-year period, in accordance with Section 409A.

TSR awards provide that, in the event of a change of control, a pro-rata portion of outstanding awards will be paid through the date of the change of control based on actual performance and the balance of the award will be paid at target (100%).

(3)	Equity awards vest according to the terms described in “Compensation Discussion and Analysis — Long-Term Incentive Awards Program”. Unvested equity awards reflect the market value of restricted stock and in-the-money value of options based on ITT’s December 31, 2010 closing stock price of $52.11.

(4)	Column (a) and column (b) amounts reflect the present value of the annual vested benefit payable under the ITT Excess Pension Plan, as of December 31, 2010 assuming a retirement age at 65. Column (c) provides the value of the benefit payable to Mr. Young’s beneficiary upon death. Column (d) is inapplicable because disability would not affect retirement benefits. Column (e) provides the present value of the annual vested benefit payable under the ITT Excess Pension Plan, as of December 31, 2010 assuming a retirement age at 65. Column (f) provides the lump sum payable by ITT in accordance with the Special Senior Executive Severance Pay Plan in the event of a change of control.

(5)	No additional ITT Excess Savings Plan payments are made in the event of voluntary or involuntary termination, or termination for cause. In the case of death or disability, the participant becomes 100% vested in the ITT match. Column (f) reflects the additional cash payment representing ITT contributions, which would be made following a change of control as described in the Special Senior Executive Severance Pay Plan in “Primary Compensation Components — Severance Plan Arrangements.”

(6)	The ITT Severance Pay Policy includes outplacement services. Amounts shown in columns (e) and (f) are based on a current competitive bid for one year of outplacement.

(7)	In the event of termination not for cause, ITT will pay the company’s portion of medical and life insurance premiums for twelve months ($2,052 and $578, respectively) and in the event of a change of control, ITT will pay medical and life insurance premiums for two years ($4,104 and $1,156, respectively).

(8)	Amounts in column (f) assume termination occurs immediately upon a change of control based on ITT’s December 31, 2010 closing stock price of $52.11.

Appendix A

List of Companies from the S&P® Industrials Companies used in the Towers Watson Compensation Data Bank Analyses:

Abbott Laboratories
Advanced Micro
Devices
Agilent Technologies
Air Products and Chemicals
Alcoa
Allergan
Amazon.com
Amgen
Apollo Group
Applied Materials
AT&T
Automatic Data Processing
Avery Dennison
Avon Products
Ball
Baxter International
Best Buy
Big Lots
Biogen Idec
Boeing
Boston Scientific
Bristol-Myers Squibb
Brown-Forman
CA
Cameron International
Cardinal Health
Caterpillar
Celgene
Cephalon
CIGNA
Coca-Cola
Enterprises
Colgate-Palmolive
ConAgra Foods
Convergys
CVS Caremark
Dean Foods
Dentsply
DIRECTV
Dow Chemical
Dr Pepper Snapple
DuPont
Eastman Chemical
Eastman Kodak
Eaton
eBay
Ecolab
Eli Lilly
El Paso Corporation
EMC
Emerson
Equifax
Fiserv
Fluor
Ford
Forest Laboratories
Fortune Brands
Freeport-McMoRan Copper & Gold
Gannett
Gap
General Dynamics
General Electric
General Mills
Genzyme
Gilead Sciences
Goodrich
Goodyear Tire &
Rubber
Google
Harley-Davidson
Harman International Industries
Hershey
Hess
Honeywell
Hormel Foods
Hospira
Humana
IBM
IMS Health
Intel
International Flavors
& Fragrances
International Game Technology
International Paper
Jacobs Engineering
Johnson Controls
Johnson & Johnson
KB Home
Kellogg
Kimberly-Clark
KLA-Tencor
Kohl’s
Leggett and Platt
Lexmark International
Life Technologies
Limited
Lockheed Martin
Lorillard Tobacco
L-3 Communications
Marriott International
Masco
Mattel
McDonald’s
McKesson
MeadWestvaco
Medco Health
Solutions
Medtronic
Merck & Co
Microsoft
Millipore
Molson Coors
Brewing
Monsanto
Motorola
Newmont Mining
New York Times
NIKE
Northrop Grumman
Novell
Occidental Petroleum
Office Depot
Owens-Illinois
Parker Hannifin
PepsiCo
Pfizer
Pitney Bowes
PPG Industries
Praxair
Pulte Homes
QUALCOMM
Quest Diagnostics
Qwest
Communications
Raytheon
Rockwell Automation
Rockwell Collins
R.R. Donnelley
Sara Lee
Schering-Plough
Schlumberger
Sealed Air
Sherwin-Williams
Spectra Energy
Sprint Nextel
Staples
Starbucks
Starwood Hotels & Resorts
Sun Microsystems
Sunoco
Target
Tellabs
Tenet Healthcare
Teradata
Textron
3M
Time Warner
Time Warner Cable
UnitedHealth
United States Steel
United Technologies
Valero Energy
Verizon
VF
Viacom
Vulcan Materials
Walt Disney
Waste Management
Watson Pharmaceuticals
Western Digital
Western Union
Weyerhaeuser
Whirlpool
Whole Foods Market
Williams Companies
W.W. Grainger
Wyeth
Pharmaceuticals
Wyndham Worldwide
Xerox
Yum! Brands

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with ITT and Xylem Related to the Spin-Off

This section of the Information Statement summarizes material agreements between us and ITT that will govern the ongoing relationships between the two companies after the spin-off and are intended to provide for an orderly transition to our status as an independent, publicly traded company. Additional or modified agreements, arrangements and transactions, which will be negotiated at arm’s length, may be entered into between us and ITT after the spin-off. The summaries below of each of these agreements set forth the terms that we believe are material. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which are incorporated by reference into this Information Statement.

Following the spin-off, we and ITT will operate independently, and neither will have any ownership interest in the other. In order to govern certain ongoing relationships between us and ITT after the spin-off and to provide mechanisms for an orderly transition, we, Xylem and ITT intend to enter into agreements pursuant to which certain services and rights will be provided for following the spin-off, and we, Xylem and ITT will indemnify each other against certain liabilities arising from our respective businesses. The following is a summary of the terms of the material agreements we expect to enter into with ITT and Xylem.

Distribution Agreement

We intend to enter into a Distribution Agreement with ITT and Xylem prior to the distribution of our shares of common stock to ITT shareholders. The Distribution Agreement will set forth our agreements with ITT and Xylem regarding the principal actions to be taken in connection with our spin-off from ITT. It will also set forth other agreements that govern certain aspects of our relationship with ITT and Xylem following the spin-off.

Transfer of Assets and Assumption of Liabilities.  The Distribution Agreement will provide for those transfers of assets and assumptions of liabilities that are necessary in connection with our spin-off from ITT so that each of Exelis, Xylem and ITT is allocated the assets necessary to operate its respective business and retains or assumes the liabilities allocated to it in accordance with the distribution plan. The Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between and among Exelis, Xylem and ITT. See “Unaudited Pro Forma Combined Condensed Financial Statements.” In particular, the Distribution Agreement will provide that, subject to the terms and conditions contained in the Distribution Agreement:

•	All of the assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) associated with the Defense business of ITT will be retained by or transferred to us or one of our subsidiaries.

•	All of the assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) associated with the Water business of ITT will be retained by or transferred to Xylem or one of Xylem’s subsidiaries.

•	All other assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) of ITT will be retained by or transferred to ITT or one of its subsidiaries (other than us or one of our subsidiaries or Xylem and its subsidiaries).

•	Liabilities (including whether accrued, contingent or otherwise) related to, arising out of or resulting from businesses of ITT that were previously terminated or divested will be allocated among the parties to the extent formerly owned or managed by or associated with such parties or their respective businesses.

•	Each of Exelis and Xylem will assume or retain any liabilities (including under applicable federal and state securities laws) relating to, arising out of or resulting from the Form 10 registering its common stock to be distributed by ITT in the spin-off and from any disclosure documents that offer for sale the debt securities described under “Description of Material Indebtedness,” subject to exceptions for certain information for which ITT will retain liability.

•	Except as otherwise provided in the Distribution Agreement or any ancillary agreement, we will be responsible for any costs or expenses incurred by us in connection with the distribution, including costs and expenses relating to legal counsel, financial advisors and accounting advisory work related to the distribution.

•	In addition, notwithstanding the allocation described above, we, Xylem and ITT will agree that (i) ITT will be responsible for, and indemnify us against, losses related to all of the contingent liabilities (and related costs and expenses) arising out of litigation and claims alleging exposure to asbestos prior to our separation from ITT (including those that are described in ITT’s public filings with the Securities and Exchange Commission) and (ii) each party will, in accordance with each parties’ applicable percentage of responsibility, be responsible for losses related to certain contingent liabilities (and related costs and expenses) in accordance with the Distribution Agreement and any ancillary agreement.

Further Assurances.  To the extent that any transfers of assets or assumptions of liabilities contemplated by the Distribution Agreement have not been consummated on or prior to the date of the distribution, the parties will agree to cooperate to effect such transfers or assumptions as promptly as practicable following the date of the distribution. In addition, each of the parties will agree to cooperate with each other and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Distribution Agreement and the ancillary agreements.

Representations and Warranties.  In general, neither we, Xylem, nor ITT will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents, or any other matters. Except as expressly set forth in the Distribution Agreement or in any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis.

The Distribution.  The Distribution Agreement will govern the rights and obligations of the parties regarding the proposed distribution and certain actions that must occur prior to the proposed distribution, such as the election of officers and directors and the adoption of the amended and restated articles of incorporation and amended and restated by-laws. Prior to the distribution, we will distribute shares of our common stock to ITT in a share dividend, so that ITT shall hold the necessary number of shares of our common stock required to be distributed in the distribution. ITT will cause its agent to distribute to ITT shareholders that hold shares of ITT common stock as of the applicable record date all the issued and outstanding shares of our common stock. ITT will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the date of the distribution.

Conditions.  The Distribution Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by ITT in its sole discretion. For further information regarding these conditions, see “The Spin-Off — Conditions to the Spin-Off.” ITT may, in its sole discretion, determine the distribution date and the terms of the distribution and may at any time prior to the completion of the distribution decide to abandon or modify the distribution.

Termination.  The Distribution Agreement will provide that it may be terminated by ITT at any time in its sole discretion prior to the date of the distribution.

Release of Claims and Indemnification.  We, Xylem and ITT will agree to broad releases pursuant to which we will each release the others and certain related persons specified in the Distribution Agreement from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or alleged to occur or fail to occur or any conditions existing or alleged to exist at or prior to the time of the distribution. These releases will be subject to certain exceptions set forth in the Distribution Agreement and the ancillary agreements.

The Distribution Agreement will provide for cross-indemnities that, except as otherwise provided in the Distribution Agreement, are principally designed to place financial responsibility for the obligations and liabilities of our business with us, financial responsibility for the obligations and liabilities of Xylem’s business with Xylem and financial responsibility for the obligations and liabilities of ITT’s business with ITT. Specifically, each party will, and will cause its subsidiaries and affiliates to, indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents for any losses arising out of or otherwise in connection with:

•	the liabilities or alleged liabilities each such party assumed or retained pursuant to the Distribution Agreement; and

•	any breach by such party of the Distribution Agreement or any ancillary agreement unless such ancillary agreement expressly provides for separate indemnification therein, in which case any such indemnification claims shall be made thereunder.

The amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds received by the party being indemnified. The Distribution Agreement will also specify procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed solely by the Tax Matters Agreement.

Cash Adjustments:  Prior to the distribution, we will transfer funds to ITT or ITT will transfer funds to us so that our book cash and cash equivalents balance in our accounts will be equal to $200 million. The Distribution Agreement provides for a mechanism to adjust the book cash and cash equivalents balance among us, Xylem and ITT should our book cash and cash equivalents balance be greater than or less than $200 million.

Insurance.  Following the spin-off, we will be responsible for obtaining and maintaining our own insurance coverage, although we will continue to have coverage under certain of ITT’s pre-spinoff insurance policies for certain matters that occurred prior to the spin-off.

Dispute Resolution.  In the event of any dispute arising out of the Distribution Agreement, the general counsels of the parties and such other representatives as the parties designate will negotiate to resolve any disputes among the parties. If the parties are unable to resolve the dispute in this manner within 45 days then, unless agreed otherwise by the parties, the parties will submit the dispute to mediation for an additional period of 45 days. If the parties are unable to resolve the dispute in this manner, the dispute will be resolved through binding arbitration.

Other Matters Governed by the Distribution Agreement.  Other matters governed by the Distribution Agreement include access to financial and other information, intellectual property, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Benefits and Compensation Matters Agreement

We intend to enter into a Benefits and Compensation Matters Agreement with ITT and Xylem that will govern the respective rights, responsibilities and obligations of ITT, Xylem and us after the spin-off with respect to transferred employees, defined benefit pension plans, defined contribution pension plans, nonqualified pension plans, employee health and welfare benefit plans, incentive plans, corporate-owned life insurance, stock options, foreign benefit plans, director plans and collective bargaining agreements. The Benefits and Compensation Matters Agreement will provide for the allocation and treatment of assets and liabilities arising out of incentive plans, pension plans and employee welfare benefit programs in which our employees participated prior to the spin-off. Generally, we will assume or retain sponsorship of, and liabilities relating to, employee compensation and benefit programs relating to our current employees. The Benefits and Compensation Matters Agreement will also provide that outstanding ITT equity awards will be equitably adjusted in connection with the spin-off. We expect that all outstanding ITT equity awards held by current employees of Exelis as of the distribution date will be substituted for Exelis equity awards pursuant to the Benefits and Compensation Matters Agreement. We expect that the substitution will preserve the economic value of the cancelled ITT equity awards for employees of Exelis as of the distribution date. Subject to the applicable transition periods with respect to certain benefit plans or programs, after the spin-off, employees of Exelis will no longer participate in ITT’s plans or programs, and Exelis will establish plans or programs for Exelis employees as described in the Benefits and Compensation

Matters Agreement. Exelis will also establish or maintain plans and programs outside of the U.S. as may be required under applicable law or pursuant to the Benefits and Compensation Matters Agreement.

Intellectual Property License Agreements

We intend to enter into an ITT Transitional Trademark License Agreement with a subsidiary of ITT pursuant to which we will license on a non-exclusive basis the right to use the ITT name and trademark in the Defense business for a transitional period while we phase out the use of such trademark in the operation of our business and on certain legacy products so long as they are in production. We also intend to enter into a Technology License Agreement with ITT and Xylem pursuant to which we will license on a non-exclusive basis certain of our intellectual property (excluding trademarks) existing as of the distribution date to ITT and Xylem and their respective affiliates and in turn, both ITT and Xylem and their respective affiliates will grant reciprocal licenses to us, each for use in our respective businesses.

Tax Matters Agreement

We intend to enter into a Tax Matters Agreement with ITT and Xylem that will govern the respective rights, responsibilities and obligations of ITT, Xylem and us after the spin-off with respect to tax liabilities and benefits, tax attributes, tax contests and other tax sharing regarding U.S. Federal, state, local and foreign income taxes, other tax matters and related tax returns. As a subsidiary of ITT, we have (and will continue to have following the spin-off) several liability with ITT to the IRS for the consolidated U.S. Federal income taxes of the ITT consolidated group relating to the taxable periods in which we were part of that group. However, the Tax Matters Agreement will specify the portion, if any, of this tax liability for which we will bear responsibility, and ITT and Xylem will agree to indemnify us against any amounts for which we are not responsible. The Tax Matters Agreement will also provide special rules for allocating tax liabilities in the event that the spin-off is not tax-free. The Tax Matters Agreement will provide for certain covenants that may restrict our ability to pursue strategic or other transactions that otherwise could maximize the value of our business and may discourage or delay a change of control that you may consider favorable. For example, unless we (or ITT, as applicable) were to receive a supplemental private letter ruling from the IRS or an unqualified opinion from a nationally recognized tax advisor, or ITT and Xylem were to grant us a waiver, we would be restricted until 2 years after the spin-off is consummated from entering into transactions which would result in an ownership shift in the Company of more than 35% (measured by vote or value) or divestitures of certain businesses or entities which could impact the tax-free nature of the spin-off. Though valid as between the parties, the Tax Matters Agreement will not be binding on the IRS.

Real Estate Matters

We intend to enter into a Master Assignment and Assumption of Lease Agreement pursuant to which ITT, or certain of its subsidiaries, will assign lease agreements currently held in the name of ITT or certain of its subsidiaries to the party occupying and operating the relevant leased premises.

Transition Services Agreement

We intend to enter into a Master Transition Services Agreement with ITT and Xylem, under which each of ITT and Xylem or their respective affiliates will provide us with certain services, and we or certain of our affiliates will provide each of ITT and Xylem certain services, for a limited time to help ensure an orderly transition for each of Exelis, ITT and Xylem following the distribution.

We anticipate that under the Master Transition Services Agreement, Exelis will receive certain services (including information technology, financial, procurement and human resource services, benefits support services and other specified services) from ITT and Xylem, and Exelis will provide certain services (including information technology, human resources services and other specified services) to ITT and/or Xylem. We expect these services will be initially provided at cost with scheduled, escalating increases to up to cost plus 10% and are planned to extend for a period of 3 to 24 months in most circumstances.

Subcontract Pending Novation

We intend to enter into a subcontract with ITT pending the U.S. Government’s agreement to novate all of the government contracts under which Exelis will be obligated to fulfill the terms of all government contracts performed by Exelis directly to the U.S. Government. Pursuant to the terms of the subcontract, ITT will be obligated to immediately deposit all proceeds it receives under such government contracts into a bank account controlled by us. We will work diligently with the U.S. Government to finalize the novation of these contracts and do not expect any disruptions in our business as a result of this process.

Other Agreements

Effective upon the distribution, we intend for certain intercompany work orders and/or informal intercompany commercial arrangements to be converted into third-party contracts based on ITT’s standard terms and conditions.

Policies for Approving Related Person Transactions

In connection with the spin-off, it is expected that the Company and our Board of Directors will adopt formal written policies for evaluation of potential related person transactions, as those terms are defined in the SEC’s rules for executive compensation and related person disclosure, which provide for review and pre-approval of transactions which may or are expected to exceed $120,000 involving non-management directors, executive officers, beneficial owners of five percent or more of the Company’s common stock or other securities and any immediate family of such persons. The Company’s policy is expected to generally group transactions with related persons into two categories: (1) transactions requiring the approval of the Nominating and Governance Committee and (2) certain transactions, including ordinary course transactions below established financial thresholds, that are deemed pre-approved by the Nominating and Governance Committee.

In reviewing related person transactions that are not deemed pre-approved for approval or ratification, it is expected that the Nominating and Governance Committee will consider the relevant facts and circumstances, including:

•	Whether terms or conditions of the transaction are generally available to third-parties under similar terms or conditions;

•	Level of interest or benefit to the related person;

•	Availability of alternative suppliers or customers; and

•	Benefit to the Company.

The Nominating and Governance Committee is expected to deem to have pre-approved certain transactions identified in Item 404(a) of Regulation S-K that are not required to be disclosed even if the amount involved exceeds $120,000. In addition, any transaction with another company at which a related person’s only relationship is as an employee (other than an executive officer), director and/or beneficial owner of less than 10% of that company’s shares is expected to be deemed pre-approved; provided, however, that with respect to directors, if a director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, such transaction is expected to be reviewed by the Nominating and Governance Committee and not considered appropriate for automatic pre-approval. Regardless of whether a transaction is deemed pre-approved, all transactions in any amount are expected to be required to be reported to the Nominating and Governance Committee.

DESCRIPTION OF MATERIAL INDEBTEDNESS

From and after the spin-off, we, Xylem and ITT will, in general, each be responsible for the debts, liabilities, rights and obligations related to the business or businesses that it owns and operates following consummation of the spin-off, except as set forth below. See “Certain Relationships and Related Party Transactions — Agreements with ITT and Xylem Related to the Spin-Off.”

The loan agreements, indentures and guaranties, as defined below, have been filed as exhibits to the Registration Statement on Form 10 of which this Information Statement is a part. You should read the more detailed provisions of the loan agreements, indentures and the guaranties, including the defined terms, for provisions that may be important to you.

Senior Notes

On September 20, 2011, Exelis and ITT entered into an indenture (the “Indenture”) with Union Bank, N.A., as trustee, relating to the issuance by Exelis of $250 million aggregate principal amount of 4.250% senior notes due 2016 (the “2016 Notes”) and $400 million aggregate principal amount of 5.550% senior notes due 2021 (the “2021 Notes” and, together with the 2016 Notes, the “Notes”) in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act.

The 2016 Notes bear interest at a rate of 4.250% per annum and the 2021 Notes bear interest at a rate 5.550% per annum. Interest on the Notes accrues from September 20, 2011. Interest on the Notes is payable on April 1 and October 1 of each year, commencing on April 1, 2012. The 2016 Notes will mature on October 1, 2016. The 2021 Notes will mature on October 1, 2021.

The Notes are initially guaranteed on a senior unsecured basis by ITT. The guarantee will terminate and be automatically and unconditionally released upon the distribution.

The public offering price of the Notes was (i) 99.824% of the principal amount of the 2016 Notes and (ii) 99.762% of the principal amount of the 2021 Notes.

The Indenture includes covenants that restrict the ability of Exelis, subject to exceptions, to incur debt secured by liens and engage in sale and lease-back transactions. The Indenture also provides for customary events of default (subject, in certain cases, to receipt of notice of default and/or customary grace and cure periods), including but not limited to, (i) failure to pay interest for 30 days, (ii) failure to pay principal when due, (iii) failure to perform any other covenant in the Indenture for 90 days after receipt of notice from the trustee or from holders of 25% of the outstanding principal amount and (iv) certain events of bankruptcy, insolvency or reorganization of Exelis. Exelis may redeem each series of the Notes, in whole or in part, at any time at a redemption price equal to the principal amount of the Notes to be redeemed, plus a make-whole premium. If a change of control triggering event occurs, as defined in the Indenture, Exelis will be required to make an offer to purchase the Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

Four-year Competitive Advance and Revolving Credit Facility Agreement

We currently expect that, at or prior to the spin-off, we, as borrower, will enter into a four-year competitive advance and revolving credit facility agreement (the “credit agreement”) with JPMorgan Chase Bank, N.A., as administrative agent, Citibank, N.A. as syndication agent, the other agent banks, lead arrangers and joint bookrunners party thereto and the lenders named therein. The terms of the credit agreement and related documentation for the credit facility have not been finalized, and accordingly their definitive terms may vary from those described below.

The credit facility currently is expected to provide for an aggregate principal amount of up to $600 million of (i) a competitive advance borrowing option which will be provided on an uncommitted competitive advance basis through an auction mechanism (the “competitive loans”), (ii) revolving extensions of credit (the “revolving loans”) outstanding at any time and (iii) the issuance of letters of credits in a face amount not in excess of $100 million at any time outstanding.

Maturity; Termination, Reduction and Increase in Commitments; Prepayments

The credit facility will have a four-year maturity, except that, prior to the termination of the credit agreement and upon the satisfaction of certain conditions contained therein, not less than 30 days and not more than 90 days prior to any anniversary of the date of such credit agreement, we may request that the lenders extend the maturity date by one year.

Subject to certain conditions, we are permitted to terminate permanently the total commitments and reduce commitments in minimum amounts of $10 million. We are also permitted, subject to certain conditions, to request that the lenders increase the commitments under the credit facility by up to $200 million for a maximum aggregate principal amount of $800 million. Voluntary prepayments are permitted in minimum amounts of $50 million.

Guarantee

We will unconditionally guarantee the obligations under the credit agreement of any of our subsidiaries who become borrowers under the credit agreement.

Interest

At our election, the interest rate per annum applicable to the competitive advances will be based on either (i) a Eurodollar rate determined by reference to LIBOR, plus an applicable margin offered by the lender making such loans and accepted by us or (ii) a fixed percentage rate per annum specified by the lender making such loans.

At our election, interest rate per annum applicable to the revolving loans will be based on either (i) a Eurodollar rate determined by reference to LIBOR, adjusted for statutory reserve requirements, plus an applicable margin or (ii) a fluctuating rate of interest determined by reference to the greatest of (a) the prime rate of JPMorgan Chase Bank, N.A., (b) the federal funds effective rate plus 1/2 of 1% or (c) the Eurodollar rate determined by reference to LIBOR, adjusted for statutory reserve requirements, in each case, plus an applicable margin.

Fees

We will pay certain customary and recurring fees with respect to the credit facility, including (i) fees on the commitments of the lenders under the revolving facility, (ii) administration fees and (iii) letter of credit fees on the aggregate face amounts of outstanding letters of credit, plus a customary fronting fee to the issuing bank.

If the credit facility does not close prior to November 30, 2011, we will pay a ticking fee to each lender equal to 0.15% per annum of the daily aggregate principal commitment of such lender for the period commencing on November 30, 2011, and ending on the date of the closing of the credit facility.

Covenants

The credit agreement will contain a number of customary affirmative and negative covenants that, among other things, will limit or restrict our ability to:

•	Incur additional debt or issues guarantees;

•	create liens;

•	enter into certain sale and lease-back transactions;

•	merge or consolidate with another person;

•	sell, transfer, lease or otherwise dispose of assets;

•	liquidate or dissolve; and

•	enter into restrictive agreements.

The credit agreement will also require us not to permit the ratio of consolidated total indebtedness to consolidated EBITDA (as defined in the credit agreement) to exceed 3.50 to 1.00 at any time.

Events of Default

The credit agreement will contain customary events of default, including nonpayment of principal, interest, fees or other amounts; material inaccuracy of a representation or warranty when made; violation of a covenant; cross-default to material indebtedness; bankruptcy events; material judgments; certain ERISA events and change in control.

Execution of Documentation

Although we currently expect the credit facility documentation to be completed and executed at or prior to the spin-off, it is possible that there will not be agreement as to the form of the documentation and we would not enter into the credit facility described above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this Information Statement, all of the outstanding shares of our common stock are beneficially owned by ITT. After the spin-off, ITT will not own any shares of our common stock.

The following tables provide information with respect to the anticipated beneficial ownership of our common stock by:

•	each of our shareholders who we believe (based on the assumptions described below) will beneficially own more than 5% of Exelis’s outstanding common stock;

•	each of our current directors and the directors following the spin-off;

•	each officer named in the summary compensation table; and

•	all of our directors and executive officers following the spin-off as a group.

Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of ITT common stock on August 31, 2011, giving effect to a distribution ratio of one share of our common stock for each share of ITT common stock held by such person.

To the extent our directors and executive officers own ITT common stock at the record date of the spin-off, they will participate in the distribution on the same terms as other holders of ITT common stock. Upon the consummation of the spin-off, the outstanding options and unvested restricted stock and restricted stock units held by ITT employees who are becoming Exelis employees will be converted from securities of ITT into equivalent securities of Exelis with the number and exercise price equitably determined to preserve the economic value of the previously held securities of ITT.

Except as otherwise noted in the footnotes below, each person or entity identified in the tables below has sole voting and investment power with respect to the securities owned by such person or entity.

Immediately following the spin-off, we estimate that approximately 184 million shares of our common stock will be issued and outstanding, based on the number of shares of ITT common stock expected to be outstanding as of the record date. The actual number of shares of our common stock outstanding following the spin-off will be determined on October 17, 2011, the record date.

Stock Ownership of Certain Beneficial Owners

We anticipate, based on information to our knowledge as of June 30, 2011, that the following entities will beneficially own more than 5% of our common stock after the spin-off.

	Amount and
	Nature of
	Beneficial	Percent of
Name and Address of Beneficial Owner	Ownership	Class

Barrow, Hanley, Mewhinney & Strauss, LLC 2200 Ross Avenue, 31st Floor Dallas, TX 75201-2761	13,008,379(a)	7.09	%(a)

(a)	As reported on the Schedule 13G filed on February 11, 2011, Barrow, Hanley, Mewhinney & Strauss, LLC has sole voting power with respect to 1,059,706 shares, shared voting power with respect to 11,948,673 shares, and sole dispositive power with respect to 13,008,379 shares.

Stock Ownership of Officers and Directors

	Shares of Common
	Stock Beneficially		Percent
	Owned(1)		of Class

Non-Employee Directors
Ralph F. Hake	36,891	(2)	*
Steven R. Loranger	881,302	(3)	*
John J. Hamre	44,895	(4)	*
Christina A. Gold	50,611	(5)	*
Paul J. Kern	12,035	(6)	*
Named Executive Officers
David F. Melcher	35,848	(7)	*
Peter J. Milligan	12,935	(8)	*
Michael R. Wilson	27,751	(9)	*
Christopher C. Bernhardt	90,363	(10)	*
Christopher D. Young	40,342	(11)	*

Directors and Executive Officers as a Group (14 persons)	1,319,162	(12)	*

*	Less than 1%

(1)	With respect to certain Non-Employee Directors, includes restricted stock units that have vested but are deferred until the earlier of a later date or retirement.

(2)	Includes 7,386 shares held by a family trust of which Mr. Hake is the trustee and as to which Mr. Hake disclaims beneficial ownership, options exercisable into 19,341 shares within 60 days of August 31, 2011, 1,288 restricted stock units that vest but will be deferred within 60 days of August 31, 2011 and 5,265 vested but deferred restricted stock units.

(3)	Includes 50,551 shares held by a family trust of which Mr. Loranger’s spouse is the trustee and as to which Mr. Loranger disclaims beneficial ownership and options exercisable into 721,967 shares within 60 days of August 31, 2011.

(4)	Includes options exercisable into 22,901 shares within 60 days of August 31, 2011, 1,288 restricted stock units that vest within 60 days of August 31, 2011 and 5,265 vested but deferred restricted stock units.

(5)	Includes options exercisable into 22,901 shares within 60 days of August 31, 2011, 1,288 restricted stock units that vest but will be deferred within 60 days of August 31, 2011 and 5,265 vested but deferred restricted stock units.

(6)	Includes options exercisable into 5,821 shares within 60 days of August 31, 2011, 1,288 restricted stock units that vest but will be deferred within 60 days of August 31, 2011 and 3,910 vested but deferred restricted stock units.

(7)	Includes options exercisable into 20,227 shares within 60 days of August 31, 2011.

(8)	Includes options exercisable into 10,028 shares within 60 days of August 31, 2011.

(9)	Includes options exercisable into 20,492 shares within 60 days of August 31, 2011.

(10)	Includes options exercisable into 69,952 shares within 60 days of August 31, 2011.

(11)	Includes options exercisable into 23,253 shares within 60 days of August 31, 2011.

(12)	Includes options exercisable into 1,006,940 shares within 60 days of August 31, 2011, 5,152 restricted stock units that vest within 60 days of August 31, 2011, 3,864 of which will be deferred, and 19,705 vested but deferred restricted stock units.

DESCRIPTION OF CAPITAL STOCK

General

Prior to the distribution date, our Board of Directors and ITT, as our sole shareholder, will approve and adopt the amended and restated articles of incorporation and the amended and restated by-laws. Our amended and restated articles of incorporation authorize us to issue 750 million shares of common stock, par value $0.01 per share, and 50 million shares of preferred stock. The following is a description of our capital stock. This description is not complete, and we qualify this description by referring to our amended and restated articles of incorporation and our amended and restated by-laws, which are attached as exhibits to our Registration Statement on Form 10 under the Exchange Act, and to the laws of the state of Indiana.

Common Stock

Dividend Rights.  Under our amended and restated articles of incorporation, holders of our common stock are entitled to receive any dividends our Board of Directors may declare on the common stock, subject to the prior rights of the preferred stock. The Board of Directors may declare dividends from funds legally available for this purpose.

Voting Rights.  Our common stock has one vote per share. The holders of our common stock are entitled to vote on all matters to be voted on by shareholders. Our amended and restated articles of incorporation do not provide for cumulative voting. This could prevent directors from being elected by a relatively small group of shareholders.

Liquidation Rights.  After provision for payment of creditors and after payment of any liquidation preferences to holders of the preferred stock, if we liquidate, dissolve or are wound up, whether this is voluntary or not, the holders of our common stock will be entitled to receive on a pro rata basis all assets remaining.

Other Rights.  Our common stock is not liable to further calls or assessment. The holders of our common stock are not currently entitled to subscribe for or purchase additional shares of our capital stock. Our common stock is not subject to redemption and does not have any conversion or sinking fund provisions.

Preferred Stock

Our Board of Directors has the authority, without other action by shareholders, to issue preferred stock in one or more series. The holders of our preferred stock do not have the right to vote, except as our Board of Directors establishes, or as provided in our amended and restated articles of incorporation or as determined by state law.

The Board of Directors has the authority to determine the terms of each series of preferred stock, within the limits of our amended and restated articles of incorporation, our amended and restated by-laws and the laws of the state of Indiana. These terms include the number of shares in a series, the consideration, dividend rights, liquidation preferences, terms of redemption, conversion rights and voting rights, if any.

Effects on Our Common Stock if We Issue Preferred Stock

If we issue preferred stock, it may negatively affect the holders of our common stock. These possible negative effects include the following:

•	diluting the voting power of shares of our common stock;

•	affecting the market price of our common stock;

•	delaying or preventing a change in control of Exelis;

•	making removal of our present management more difficult; or

•	restricting dividends and other distributions on our common stock.

Provisions of Our Amended and Restated Articles of Incorporation and Amended and Restated By-Laws That Could Delay or Prevent a Change in Control

Certain provisions of our amended and restated articles of incorporation and amended and restated by-laws may delay or make more difficult unsolicited acquisitions or changes of control of the Company. We believe that such provisions will enable us to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our Board of Directors to be in the best interests of the Company, our shareholders and certain other constituents. Such provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change of control of the Company, although a majority of our shareholders might consider such proposals, if made, desirable. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our Board of Directors. These provisions include:

•	a classified Board of Directors;

•	the availability of capital stock for issuance from time to time at the discretion of our Board of Directors;

•	the ability of our Board of Directors to increase the size of the board and to appoint directors to fill newly-created directorships;

•	prohibitions against shareholders calling a special meeting of shareholders; and

•	requirements for advance notice for raising business or making nominations at shareholders’ meetings.

Classified Board of Directors

Our Board of Directors will be divided into three classes that will be, as nearly as possible, of equal size. The initial terms of the Class I, Class II and Class III directors will expire at the annual meeting in 2012, 2013 and 2014, respectively, and in each case, when any successor has been duly elected and qualified. Upon the expiration of each initial term, directors will subsequently serve three-year terms if renominated and reelected. The proposed Class I directors will include Ralph F. Hake and David F. Melcher, the proposed Class II directors will include Christina A. Gold and Steven R. Loranger, and the proposed Class III directors will include Paul J. Kern and John J. Hamre.

Authorized But Unissued Capital Stock

The authorized but unissued shares of our common stock and preferred stock will be available for future issuance without shareholder approval. Indiana law does not require shareholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply to us so long as our common stock remains listed on the New York Stock Exchange, require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of our common stock. We may issue additional shares for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions.

Our board may be able to issue shares of unissued and unreserved common or preferred stock to persons friendly to current management. This issuance may render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. This could possibly deprive our shareholders of opportunities to sell their shares of our stock at prices higher than prevailing market prices. Our board could also use these shares to dilute the ownership of persons seeking to obtain control of the Company.

Number of Directors; Filling of Vacancies

Our amended and restated by-laws provide that the Board of Directors will have at least 3 and at most 25 directors. The size of the board may be changed by a majority vote of the Board of Directors. A majority of the board determines the exact number of directors at any given time. The board fills any new directorships it creates and any vacancies, subject to the requirement provided in the amended and restated by-laws that the majority of directors holding office immediately after such election be independent directors, as defined in the amended and restated by-laws. Accordingly, our board may be able to prevent any shareholder from obtaining majority representation on the board by increasing the size of the board and filling the newly-created directorships with its own nominees.

Special Meetings

Our amended and restated articles of incorporation and amended and restated by-laws provide that only the chairman of the board or a majority of our board may call a special meeting of shareholders. This provision may delay or prevent a shareholder from removing a director from the board or from gaining control of the board.

Advance Notice Provisions

Our amended and restated by-laws require that for a shareholder to nominate a director or bring other business before an annual meeting, the shareholder must give written notice, in proper form, to the Secretary of Exelis not less than 90 days and no more than 120 days prior to the date corresponding to the date on which we first mailed our proxy materials for the prior year’s annual meeting.

Only persons who are nominated by, or at the direction of, our Board of Directors, or who are nominated by a shareholder who has given timely written notice, in proper form, to the Secretary of Exelis prior to a meeting at which directors are to be elected, will be eligible for election as directors of Exelis. The notice of any nomination for election as a director must set forth:

•	the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated;

•	a representation that the shareholder is a holder of record of our stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

•	a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons, naming such person or persons, pursuant to which the nomination or nominations are to be made by the shareholder;

•	such other information regarding each nominee proposed by such shareholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated, or intended to be nominated, by our board;

•	the consent of each nominee to serve as a director if so elected; and

•	if the shareholder intends to solicit proxies in support of such shareholder’s nominee(s), a representation to that effect.

The notice to bring any other matter a shareholder proposes to bring before an annual meeting must also set forth:

•	a brief description of the proposal and the reasons therefor;

•	if the proposal involves an amendment to our amended and restated articles of incorporation or amended and restated by-laws, the language of the amendment;

•	any material interest of the shareholder in the proposal; and

•	if the shareholder intends to solicit proxies with respect to the proposal, a representation to that effect.

Our amended and restated by-laws limit the business that may be conducted at a special meeting to the purposes stated in the notice of the meeting.

The advance notice provisions may delay a person from bringing matters before a shareholder meeting. The provisions may provide enough time for us to begin litigation or take other steps to respond to these matters, or to prevent them from being acted upon, if we find it desirable.

Certain Provisions of the Indiana Business Corporation Law

As an Indiana corporation, we are governed by the Indiana Business Corporation Law, or the IBCL. Under specified circumstances, the following provisions of the IBCL may delay, prevent or make more difficult unsolicited acquisitions or changes of control of the Company. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interest.

Control Share Acquisitions.  Under Sections 23-1-42-1 to 23-1-42-11 of the IBCL, an acquiring person or group who makes a “control share acquisition” in an “issuing public corporation” may not exercise voting rights on any “control shares” unless these voting rights are conferred by a majority vote of the disinterested shareholders of the issuing corporation at a special meeting of those shareholders held upon the request and at the expense of the acquiring person. If control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares pursuant to Section 23-1-44 of the IBCL.

Under the IBCL, “control shares” means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges:

•	one-fifth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more.

“Control share acquisition” means, subject to specified exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. For the purposes of determining whether an acquisition constitutes a control share acquisition, shares acquired within 90 days or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition. “Issuing public corporation” means a corporation which is organized in Indiana and has (i) 100 or more shareholders, (ii) its principal place of business, its principal office or assets having a fair market value of more than $1,000,000 within Indiana and (iii) (A) more than 10% of its shareholders resident in Indiana, (B) more than 10% of its shares owned by Indiana residents or (C) 1,000 shareholders resident in Indiana.

The above provisions do not apply if, before a control share acquisition is made, the corporation’s articles of incorporation or by-laws, including a board adopted by-law, provide that they do not apply. Our amended and restated articles of incorporation and amended and restated by-laws do not currently exclude us from the restrictions imposed by the above provisions.

Certain Business Combinations.  Sections 23-1-43-1 to 23-1-43-24 of the IBCL restrict the ability of a “resident domestic corporation” to engage in any combinations with an “interested shareholder” for five years after the date the interested shareholder became such, unless the combination or the purchase of shares by the interested shareholder on the interested shareholder’s date of acquiring shares is approved by the Board of Directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested shareholder may effect a combination after the five-year period only if that shareholder receives approval from a majority of the disinterested shares or the offer meets specified fair price criteria. For purposes of the above provisions, “resident domestic corporation” means an Indiana corporation that has 100 or more shareholders. “Interested shareholder” means any person, other than the resident domestic corporation or its subsidiaries, who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (2) an affiliate or associate of the resident domestic corporation, which at any time within the five-year period immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation. The above provisions do not apply to corporations that so elect in an amendment to their articles of incorporation approved by a majority of the disinterested shares. That amendment, however, cannot become effective until 18 months after its passage and would apply only to share acquisitions occurring after its effective date. Our amended and restated articles of incorporation do not exclude us from the restrictions imposed by the above provisions.

Directors’ Duties and Liability.  Under Section 23-1-35-1 of the IBCL, directors are required to discharge their duties:

•	in good faith;

•	with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and

•	in a manner the directors reasonably believe to be in the best interests of the corporation.

However, the IBCL also provides that a director is not liable for any action taken as a director, or any failure to act, unless the director has breached or failed to perform the duties of the director’s office and the action or failure to act constitutes willful misconduct or recklessness.

The exoneration from liability under the IBCL does not affect the liability of directors for violations of the federal securities laws.

Section 23-1-35-1 of the IBCL also provides that a Board of Directors, in discharging its duties, may consider, in its discretion, both the long-term and short-term best interests of the corporation, taking into account, and weighing as the directors deem appropriate, the effects of an action on the corporation’s shareholders, employees, suppliers and customers and the communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. Directors are not required to consider the effects of a proposed corporate action on any particular corporate constituent group or interest as a dominant or controlling factor. If a determination is made with the approval of a majority of the disinterested directors of the board, that determination is conclusively presumed to be valid unless it can be demonstrated that the determination was not made in good faith after reasonable investigation. Section 23-1-35-1 specifically provides that specified judicial decisions in Delaware and other jurisdictions, which might be looked upon for guidance in interpreting Indiana law, including decisions that propose a higher or different degree of scrutiny in response to a proposed acquisition of the corporation, are inconsistent with the proper application of the business judgment rule under the IBCL.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of common stock that ITT shareholders will receive in the distribution. This Information Statement does not contain all of the information contained in the Registration Statement on Form 10 and the exhibits and schedules to the Registration Statement on Form 10. Some items are omitted in accordance with the rules and regulations of the SEC. For additional information relating to us and the spin-off, reference is made to the Registration Statement on Form 10 and the exhibits to the Registration Statement on Form 10, which are on file at the offices of the SEC. Statements contained in this Information Statement as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit, reference is made to the copy of the contract or other documents filed as an exhibit to the Registration Statement on Form 10. Each statement is qualified in all respects by the relevant reference.

You may inspect and copy the Registration Statement on Form 10 and the exhibits to the Registration Statement on Form 10 that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the Registration Statement on Form 10, including the exhibits and schedules to the Registration Statement on Form 10.

Our Internet site and the information contained on that site, or connected to that site, are not incorporated into the Information Statement or the Registration Statement on Form 10.

As a result of the distribution, we will be required to comply with the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to these requirements by filing periodic reports and other information with the SEC.

We plan to make available, free of charge, on our Internet site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 of the Exchange Act and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC.

You should rely only on the information contained in this Information Statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this Information Statement.

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
ITT Corporation
White Plains, New York

We have audited the accompanying combined balance sheets of the Defense and Information Solutions Segment of ITT Corporation (the “Company”) as of December 31, 2010 and 2009, and the related combined statements of operations, parent company equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2010. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Defense and Information Solutions Segment of ITT Corporation as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, the accompanying combined financial statements have been derived from the consolidated financial statements and accounting records of ITT Corporation. The combined financial statements also include expense allocations for certain corporate functions historically provided by ITT Corporation. These allocations may not be reflective of the actual expense which would have been incurred had the Company operated as a separate entity apart from ITT Corporation. Included in Note 15 to the combined financial statements is a summary of transactions with related parties.

/s/ Deloitte & Touche LLP

McLean, Virginia
July 8, 2011

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

COMBINED STATEMENTS OF OPERATIONS

	Year Ended December 31
	2010	2009	2008
	(In millions)

Product revenue	$3,596	$3,779	$3,881
Service revenue	2,295	2,282	2,191

Total revenue	5,891	6,061	6,072

Cost of product and service revenue
Cost of product revenue	2,491	2,629	2,791
Cost of service revenue	2,032	2,001	1,902
Selling, general and administrative expenses	525	582	605
Research and development expenses	119	142	111
Restructuring and impairment charges, net	35	5	13

Operating income	689	702	650
Miscellaneous income (expense), net	7	(2)	7

Income from continuing operations before income tax expense	696	700	657
Income tax expense	(248)	(241)	(243)

Income from continuing operations	448	459	414
Income from discontinued operations, including tax benefit (expense) of $4, $(6), and $(5), respectively	139	10	7

Net income	$587	$469	$421

The accompanying notes are an integral part of the Combined Financial Statements.

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

COMBINED BALANCE SHEETS

	December 31
	2010	2009
	(In millions)

ASSETS
Current assets:
Cash and cash equivalents	$18	$34
Accounts receivable, net	954	854
Inventories, net	238	358
Deferred tax asset	121	132
Other current assets	52	186

Total current assets	1,383	1,564

Plant, property and equipment, net	458	430
Goodwill	2,156	2,132
Other intangible assets, net	258	313
Other non-current assets	40	59

Total non-current assets	2,912	2,934

Total assets	$4,295	$4,498

LIABILITIES AND PARENT COMPANY EQUITY
Current liabilities:
Accounts payable	$326	$351
Advance payments and billings in excess of cost	427	391
Compensation and other employee benefits	215	218
Other accrued liabilities	200	228

Total current liabilities	1,168	1,188

Postretirement benefits	184	182
Deferred taxes	204	211
Other non-current liabilities	129	137

Total non-current liabilities	517	530

Total liabilities	1,685	1,718

Commitments and contingencies (Note 16)
Parent company equity:
Parent company investment	2,678	2,838
Accumulated other comprehensive loss	(68)	(58)

Total parent company equity	2,610	2,780

Total liabilities and parent company equity	$4,295	$4,498

The accompanying notes are an integral part of the Combined Financial Statements.

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2010	2009	2008
	(In millions)

Operating Activities
Net income	$587	$469	$421
Less: Net income from discontinued operations	(139)	(10)	(7)

Income from continuing operations	448	459	414
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	139	157	151
Stock-based compensation	15	16	14
Restructuring and impairment charges, net	35	5	13
Payments for restructuring	(21)	(12)	(32)
Change in receivables	(100)	111	(153)
Change in inventories	131	(67)	36
Change in other assets	6	(7)	5
Change in accounts payable	(37)	4	(14)
Change in advance payments and billings in excess of cost	36	123	(11)
Change in accrued liabilities	1	(2)	79
Change in accrued and deferred taxes	(1)	3	68
Change in other liabilities	(12)	(43)	(11)
Other, net	1	—	(2)

Net Cash — Operating activities	641	747	557

Investing Activities
Capital expenditures	(108)	(122)	(93)
Net proceeds from sale of assets	251	4	2
Acquisitions, net of cash acquired	(29)	(1)	(226)
Other, net	—	(1)	(1)

Net Cash — Investing activities	114	(120)	(318)

Financing Activities
Transfer to Parent, net	(747)	(638)	(272)
Other, net	(28)	(15)	(17)

Net Cash — Financing activities	(775)	(653)	(289)

Exchange rate effect on cash and cash equivalents	—	—	(12)
Net cash from discontinued operations	4	12	12

Net change in cash and cash equivalents	(16)	(14)	(50)
Cash and cash equivalents — beginning of year	34	48	98

Cash and Cash Equivalents — End of Year	$18	$34	$48

Supplemental Disclosures of Cash Flow Information
Income taxes (net of refunds received)	$206	$274	$193

The accompanying notes are an integral part of the Combined Financial Statements.

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

COMBINED STATEMENTS OF PARENT COMPANY EQUITY AND COMPREHENSIVE INCOME

		Accumulated
	Parent	Other	Total Parent
	Company	Comprehensive	Company	Comprehensive
Year Ended December 31	Investment	(Loss) Income	Equity	Income
	(In millions)

Balance at December 31, 2007	$2,858	$(5)	$2,853

Comprehensive income:
Net income	421	—	421	$421
Other comprehensive loss, net of tax
Net change in postretirement benefit plans	—	(76)	(76)	(76)
Net foreign currency translation adjustments	—	(15)	(15)	(15)

				$330

Net transfer to parent	(272)	—	(272)

Balance at December 31, 2008	$3,007	$(96)	$2,911

Comprehensive income:
Net income	469	—	469	$469
Other comprehensive income, net of tax
Net change in postretirement benefit plans	—	20	20	20
Net foreign currency translation adjustments	—	7	7	7
Unrealized gain on investment securities	—	11	11	11

				$507

Net transfer to parent	(638)	—	(638)

Balance at December 31, 2009	$2,838	$(58)	$2,780

Comprehensive income:
Net income	587	—	587	$587
Other comprehensive (loss) income, net of tax
Net change in postretirement benefit plans	—	(5)	(5)	(5)
Net foreign currency translation adjustments	—	(3)	(3)	(3)
Unrealized gain on investment securities	—	3	3	3
Reclassification adjustment for realized gain on investment	—	(5)	(5)	(5)

				$577

Net transfer to parent	(747)	—	(747)

Balance at December 31, 2010	$2,678	$(68)	$2,610

The accompanying notes are an integral part of the Combined Financial Statements.

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS
(DOLLARS IN MILLIONS, UNLESS OTHERWISE STATED)

NOTE 1	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Separation from ITT Corporation

On January 12, 2011, ITT Corporation (ITT) announced a plan to separate its Defense and Information Solutions segment (Exelis) from the remainder of its businesses through a pro rata distribution of common stock of an entity holding the assets and liabilities associated with the Defense and Information Solutions segment. Exelis is a major United States aerospace and defense contractor delivering advanced systems and providing technical and operational services. Exelis Inc. was incorporated in Indiana on May 4, 2011 to be the entity to hold such businesses subject to approval by the Board of Directors of ITT and other conditions described below. The name of the Company was changed from ITT DCO, Inc. to Exelis Inc. on July 14, 2011. Under the plan, ITT would also distribute its water-related businesses (Xylem Inc.).

The distribution of our common stock to ITT shareholders is conditioned on, among other things, final approval of the distribution plan by the ITT Board of Directors; the receipt of a private letter ruling from the Internal Revenue Service, or IRS, substantially to the effect that, among other things, the contribution by ITT of the assets and liabilities of its Defense and Information Solutions segment to Exelis Inc., or the contribution, and the distribution will qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355(a) and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended, or the Code; the receipt of a legal opinion as to the satisfaction of certain requirements necessary for the contribution and the distribution to qualify as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code upon which the IRS will not rule; and the completion of the financing necessary for a cash distribution from Exelis to ITT prior to the distribution.

Unless the context otherwise requires, references in these notes to audited Combined Financial Statements to “we,” “us,” “our,” “the Company” and “our company” refer to Exelis. References in these notes to the audited Combined Financial Statements to “ITT” or “parent” refers to ITT Corporation, an Indiana corporation, and its consolidated subsidiaries (other than Exelis), unless the context otherwise requires.

Our Business

Exelis designs and manufactures a diverse range of products with core competencies in critical defense areas. We are a leading supplier of sophisticated, highly engineered products and systems for defense, aerospace, and intelligence applications. We believe our advanced systems are mission-critical on a wide range of military programs and are at the core of transforming defense capabilities. We also provide logistics, infrastructure and sustainment support services for a wide variety of United States military and government customers.

We have two segments: Command, control, communications, computing, intelligence, surveillance and reconnaissance (“C4ISR”) Electronics and Systems and Information and Technical Services (“I&TS”). Our C4ISR segment provides engineered electronic systems and equipment, including force protection, electronic warfare systems, reconnaissance and surveillance systems, and integrated structures. Our I&TS segment is a provider of logistics, infrastructure, and sustainment support, while also providing a diverse set of technical services.

The Company’s customers include the United States (U.S.) Department of Defense (DoD) and its prime contractors, U.S. Government intelligence agencies, the U.S. Department of Homeland Security (DHS), allied foreign governments and domestic and foreign commercial customers. As a prime contractor, subcontractor, or preferred supplier, Exelis participates in many high priority defense and non-defense programs in the United States. Exelis conducts most of its business with the U.S. Government, principally the DoD.

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Principles of Combination and Basis of Presentation

The Combined Financial Statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of ITT. The Combined Financial Statements reflect our financial position, results of operations and cash flows as we were historically managed, in conformity with accounting principles generally accepted in the United States (GAAP).

All significant intracompany transactions between our businesses have been eliminated. All significant intercompany transactions between us and ITT have been included in these Combined Financial Statements and are considered to be effectively settled for cash in the Combined Financial Statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheets as “Parent company equity.”

Our Combined Financial Statements include expenses of ITT allocated to us for certain functions provided by ITT, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives, insurance and stock-based compensation. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount or other measures. Both we and ITT consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to, or the benefit received by, us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly-traded company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. Following our separation from ITT, we will perform these functions using our own resources or purchased services. For an interim period, however, some of these functions will continue to be provided by ITT under transition services agreements, which are planned to extend for a period of 3 to 24 months in most circumstances. In addition to the transition services agreements, we will enter into a number of commercial agreements with ITT in connection with the separation, many of which are expected to have terms longer than one year.

ITT uses a centralized approach to cash management and financing of its operations, excluding debt where we are the legal obligor. The majority of our cash is transferred to ITT daily and ITT funds our operating and investing activities as needed. Cash transfers to and from ITT’s cash management accounts are reflected in “Parent company investment.”

The Combined Financial Statements include certain assets and liabilities that have historically been held at the ITT corporate level but are specifically identifiable or otherwise allocable to us. The cash and cash equivalents held by ITT at the corporate level are not specifically identifiable to Exelis and therefore were not allocated to us for any of the periods presented. Cash and cash equivalents in our combined balance sheets primarily represent cash held locally by entities included in our Combined Financial Statements. ITT third-party debt, and the related interest expense has not been allocated to us for any of the periods presented as we were not the legal obligor of the debt and the ITT borrowings were not directly attributable to our business.

See Note 15, Related Party Transactions and Parent Company Equity, for further description of the transactions between us and ITT.

Consolidation Principles

Exelis combines companies in which it has a controlling financial interest or when Exelis is considered the primary beneficiary of a variable interest entity. We account for investments in companies over which we have the ability to exercise significant influence, but do not hold a controlling interest under the equity

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

method, and we record our proportionate share of income or losses in the Combined Statements of Operations. The results of companies acquired or disposed of during the fiscal year are included in the Combined Financial Statements from the effective date of acquisition or up to the date of disposal.

Parent Company Equity

Parent company investment in the Combined Balance Sheets represents ITT’s historical investment in us in excess of our accumulated net income after taxes and the net effect of the transactions with and allocations from ITT. See Principles of Combination and Basis of Presentation above and Note 15, Related Party Transactions and Parent Company Equity, for additional information.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Estimates are revised as additional information becomes available. Estimates and assumptions are used for, but not limited to, revenue recognition, income tax contingency accruals and valuation allowances, fair value measurements, impairment of goodwill and other intangibles, postretirement obligations and certain contingent liabilities. Actual results could differ from these estimates.

Business Combinations

Exelis allocates the purchase price of its acquisitions to the tangible and intangible assets acquired, liabilities assumed, and non-controlling interests acquired based on their estimated fair value at the acquisition date. The excess of the acquisition price over those estimated fair values is recorded as goodwill. Changes to the acquisition date fair values prior to the expiration of the measurement period, a period not to exceed 12 months from date of acquisition, are recorded as an adjustment to the acquired assets including goodwill. Changes to the acquisition date fair values after expiration of the measurement period are recorded in income. Acquisition-related expenses and restructuring costs are recognized separately from the business combination and are expensed as incurred.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectability is reasonably assured and delivery has occurred or services have been rendered. As a defense contractor engaging in long-term contracts, the majority of our revenue is derived from long-term construction-type and production-type sales contracts for which revenue is recognized under the percentage-of-completion method based on units of delivery, percentage of costs incurred to total costs, or the completion of scheduled performance milestones. For units of delivery, revenues and profits are recognized based upon the ratio of actual units delivered to estimated total units to be delivered under the contract. Under the cost-to-total cost method, revenue is recognized based upon the ratio of costs incurred to estimated total costs at completion. Revenue is recognized under the milestone method, based upon accomplishing a clear deliverable output of contract performance with value to the customer. Revenue under cost-reimbursement contracts is recorded as costs are incurred and includes estimated earned fees or profits calculated on the basis of the relationship between costs incurred and total estimated costs. Revenue and profits on time-and-material type contracts are recognized based on billable rates times direct labor hours incurred plus material and other reimbursable costs incurred. The completed contract method is utilized when reasonable and reliable cost estimates for a project cannot be made. Amounts invoiced to customers in excess of revenue recognized are recorded as deferred revenue, until the revenue recognition criteria are satisfied, and are recorded as advance

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

payments and billings in excess of cost in the accompanying Combined Balance Sheets. Revenue that is earned and recognized in excess of amounts invoiced is recorded as a component of accounts receivable, net.

During the performance of long-term sale contracts, estimated final contract prices and costs are reviewed quarterly and revisions are made as required and recorded in income in the period in which they are determined. Additionally, the fees under certain contracts may be increased or decreased in accordance with cost or performance incentive provisions which measure actual performance against established targets or other criteria. Such incentive fee awards or penalties are included in revenue when there is sufficient information to reasonably assess anticipated contract performance. Amounts representing contract change orders, claim, requests for equitable adjustment, or limitations in funding on contracts are recorded only if it is probable the claim will result in additional contract revenue and the amounts can be reliably estimated. Provisions for estimated losses, if any, on uncompleted long-term contracts, are made in the period in which such losses are determined and are recorded as a component of costs of revenue.

To a much lesser extent, we enter into contracts that are not associated with the design, development, manufacture, or modification of complex aerospace or electronic equipment and related services. For such contracts, we recognize revenue at the time title and risks and rewards of ownership pass, which is generally when products are shipped. Certain contracts with customers require delivery, installation, testing, certification or other acceptance provisions to be satisfied before revenue is recognized. Service revenue is recognized as services are performed. For agreements that contain multiple deliverables, we recognize revenue for a delivered element when it has stand-alone value to the customer, there is objective and reliable evidence of fair value of the undelivered elements, and, in arrangements that include a general right of return relative to the delivered element, performance of the undelivered element is considered probable and substantially in the Company’s control.

Research and Development

Expenditures for Company-sponsored research and development projects are expensed as incurred. Company-sponsored research and development costs charged to expense totaled approximately $119, $142 and $111 in 2010, 2009 and 2008, respectively. Costs we incur under customer-sponsored research and development programs pursuant to contracts are included in total revenue and cost of sales.

Restructuring

We periodically initiate management approved restructuring activities to achieve cost savings through reduced operational redundancies and to strategically position ourselves in the market in response to prevailing economic conditions and associated customer demand. Costs associated with restructuring actions can include severance, infrastructure charges to vacate facilities or consolidate operations, contract termination costs and other related charges. For involuntary separation plans, a liability is recognized when it is probable and reasonably estimable. For voluntary separation plans, a liability is recognized when the employee irrevocably accepts the voluntary termination. For one-time termination benefits, such as additional severance pay or benefit payouts, and other exit costs, such as lease termination costs, the liability is measured and recognized initially at fair value in the period in which the liability is incurred, with subsequent changes to the liability recognized as adjustments in the period of change.

Income taxes

Our income taxes as presented are calculated on a separate tax return basis and may not be reflective of the results that would have occurred on a standalone basis. Our operations have historically been included in ITT’s U.S. federal and state tax returns or non-U.S. jurisdictions tax returns.

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

With the exception of certain dedicated foreign entities, we do not maintain taxes payable to/from our parent and we are deemed to settle the annual current tax balances immediately with the legal tax-paying entities in the respective jurisdictions. These settlements are reflected as changes in parent company investment.

We determine the provision for income taxes using the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. In assessing the need for a valuation allowance, we look to the future reversal of existing taxable temporary differences, taxable income in carryback years, the feasibility of tax planning strategies and estimated future taxable income. The valuation allowance can be affected by changes to tax laws, changes to statutory tax rates and changes to future taxable income estimates.

We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the Combined Financial Statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Foreign Currency Translation

The financial statements of combined international businesses, for which the functional currency is not the U.S. dollar, are translated into U.S. dollars. Balance sheet accounts are translated at the exchange rate in effect at the end of each period; income statement accounts are translated at the average rates of exchange prevailing during the period. Gains and losses on foreign currency translations are reflected in accumulated other comprehensive income component of parent company equity. Net gains or losses from foreign currency transactions are reported in SG&A expenses and have historically been immaterial.

Cash and Cash Equivalents

Exelis considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable include amounts billed and currently due from customers, amounts currently due but unbilled, certain estimated contract change amounts, claims or requests for equitable adjustment in negotiation that are probable of recovery, and amounts retained by the customer pending contract completion. We maintain an allowance for doubtful accounts to provide for the estimated amount of accounts receivable that will not be collected. The allowance is based upon an assessment of customer credit-worthiness, historical payment experience and the age of outstanding receivables.

Inventories

Inventories are stated at cost (first-in, first-out or average cost), but not in excess of realizable value. A write down for excess or inactive inventory is recorded based upon an analysis that considers current inventory levels, historical usage patterns, future sales expectations and salvage value.

Inventoried costs related to long-term contracts are stated at the actual production cost, including overhead and other related non-recurring costs incurred to date reduced by amounts identified with revenue recognized on units delivered or progress completed. Inventoried costs relating to long-term contracts and programs are reduced by charging any amounts in excess of estimated realizable value to costs of revenue.

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Plant, Property and Equipment, Net

Plant, property and equipment, net are stated at cost less accumulated depreciation and amortization. Major improvements are capitalized at cost while expenditures for maintenance, repairs and minor improvements are expensed. We include gains and losses on the sales of plant, property and equipment that are allocable to our contracts in overhead as we generally can recover these costs through the pricing of products and services to the U.S. Government. For all other asset retirements, the assets and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in income.

Provisions for depreciation are generally computed using either an accelerated or straight-line method and are based on estimated useful lives as follows:

Years

Buildings and improvements	5-40
Machinery and equipment	2-10
Furniture and office equipment	3-7

Operating Leases

Many of the company’s real property lease agreements contain incentives for tenant improvements, rent holidays, or rent escalation clauses. For incentives for tenant improvements, the company records a deferred rent liability and amortizes the deferred rent over the term of the lease as a reduction to rent expense. For rent holidays and rent escalation clauses during the lease term, the company records minimum rental expenses on a straight-line basis over the term of the lease. Leasehold improvements are amortized over the lesser of the remaining life of the lease or the estimated useful life of the improvement.

Capitalized Internal Use Software

Exelis capitalizes certain internal and external costs incurred to acquire or create internal use software, principally related to software coding, designing system interfaces and installation and testing of the software. Exelis amortizes capitalized internal use software costs using the straight-line method over the estimated useful life of the software, generally from three to seven years.

Long-Lived Asset Impairment

Long-lived assets, including other intangible assets with finite lives are tested for impairment whenever events or changes in circumstances indicate their carrying value may not be recoverable. We assess the recoverability of long-lived assets based on the undiscounted future cash flow the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When an impairment is identified, we reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values.

Goodwill and Other Intangible Assets

Goodwill represents purchase consideration paid in a business combination that exceeds the values assigned to the net assets of acquired businesses. Other intangible assets include customer relationships, proprietary technology, trademarks, patents and other intangible assets. Our other intangible assets have a finite life and are amortized on a straight-line basis over their estimated economic useful life, which generally range from 10-25 years, and are tested for impairment if indicators of impairment are identified.

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Goodwill is not amortized, but instead is tested for impairment annually (or more frequently if impairment indicators arise, such as changes to the reporting unit structure, significant adverse changes in the business climate or an adverse action or assessment by a regulator). Goodwill has been assigned to our reporting units for purposes of impairment testing. We conduct our annual impairment testing on the first day of the fourth fiscal quarter. The impairment test is a two-step test. In the first step, the estimated fair value of each reporting unit is compared to the carrying value of the net assets assigned to that reporting unit. If the estimated fair value of the reporting unit exceeds its carrying value, goodwill is not impaired and the second step of the impairment test is not performed. If the carrying value of the reporting unit exceeds its estimated fair value, then the second step of the impairment test is performed in order to measure the impairment loss to be recorded. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference. We estimate the fair value of our reporting units using an income approach. Under the income approach, we estimate fair value based on the present value of estimated future cash flows.

Postretirement Benefit Plans

Except as described separately below, certain of our U.S. and U.K. salaried employees participate in defined benefit pension and other postretirement benefit plans (the “Shared Plans”) sponsored by ITT which include participants of other ITT subsidiaries. We account for such Shared Plans as multiemployer benefit plans. Accordingly, we do not record an asset or liability to recognize the funded status of the Shared Plans. We recognize a liability only for any required contributions to the Plans that are accrued and unpaid at the balance sheet date. The related pension and other postretirement expenses are allocated to Exelis based primarily on pensionable compensation of active participants and are reported within SG&A expense in the Combined Statements of Operations.

Plans that are direct to or sponsored by the Company (“Direct Plans”) are accounted for as defined benefit pension and other postretirement plans. Accordingly, the funded or unfunded position of each Direct Plan is recorded on our Combined Balance Sheets. Actuarial gains and losses and prior service costs or credits that have not yet been recognized through income are recorded in accumulated other comprehensive income within parent company equity, net of taxes, until they are amortized as a component of net periodic postretirement cost. The determination of benefit obligations and the recognition of expenses related to Direct Plans are dependent on various assumptions. The major assumptions primarily relate to discount rates, long-term expected rates of return on plan assets, rate of future compensation increases, mortality, termination, health care inflation trend rates and other factors. Management develops each assumption using relevant company experience in conjunction with market-related data for each individual country in which such plans exist. All actuarial assumptions are reviewed annually with third-party consultants and adjusted as necessary. For the recognition of net periodic postretirement cost, the calculation of the long-term expected return on plan assets is generally derived using a market-related value of plan assets based on yearly average asset values at the measurement date over the last five years. Actual results that differ from our assumptions are accumulated and amortized over the estimated future working life of the participants. The fair value of plan assets is determined based on market prices or estimated fair value at the measurement date. See Note 12, Postretirement Benefit Plans, for further information.

Share-Based Payments

Share-based awards issued to employees include non-qualified stock options, restricted stock awards and certain liability-based awards. Compensation costs resulting from share-based payment transactions are recognized primarily within SG&A, at fair value over the requisite service period (typically three years) on a straight-line basis. The calculated compensation cost is reduced based on an estimate of awards not expected to vest. The fair value of a non-qualified stock option is determined on the date of grant using a binomial lattice pricing model which incorporates multiple and variable assumptions over time, including assumptions

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

such as employee exercise patterns, stock price volatility and changes in dividends. The fair value of restricted stock awards is determined using the closing price of the ITT’s common stock on date of grant. The fair value of our liability-based awards, including cash awards under our Long-Term Incentive Plan, is reassessed at the end of each reporting period, including an adjustment for awards that are not ultimately expected to vest.

Fair Value Measurements

We determine fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In measuring fair value, a fair value hierarchy is applied which categorizes and prioritizes the inputs used to estimate fair value into three levels. The fair value hierarchy is based on maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. Classification within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy are defined as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 inputs are other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices (in non-active markets or in active markets for similar assets or liabilities), inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 inputs are unobservable inputs for the assets or liabilities.

In certain instances, fair value is estimated using quoted market prices obtained from external pricing services. In obtaining such data from the pricing service, the Company has evaluated the methodologies used to develop the estimate of fair value in order to assess whether such valuations are representative of fair value, including net asset value (NAV). Additionally, in certain circumstances, the NAV reported by an asset manager may be adjusted when sufficient evidence indicates NAV is not representative of fair value.

Commitments and Contingencies

We record accruals for commitments and loss contingencies for those which are both probable and the amount can be reasonably estimated. In addition, legal fees are accrued for cases where a loss is probable and the related fees can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount of loss. We review these accruals quarterly and adjust the accruals to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other updated information.

Accruals for environmental matters are recorded on a site by site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. Our estimated liability is reduced to reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. These accruals are adjusted quarterly as assessment and remediation efforts progress or as additional technical or legal information become available. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures. Accruals for environmental liabilities are primarily included in other non-current liabilities at undiscounted amounts and exclude claims for recoveries from insurance companies or other third parties.

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

NOTE 2	RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Pronouncements

In September 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2009-12, which provides investors a practical expedient for measuring the fair value of investments in certain entities that calculate net asset value per share (NAV). This ASU is effective for periods ending after December 15, 2009. Adoption did not have a material effect on our Combined Financial Statements.

In August 2009, the FASB provided additional guidance on the application of fair value techniques to liabilities. The guidance clarifies that the quoted price for the liability when traded as an asset in an active market is a Level 1 measurement, when no adjustment to the quoted price is required. In the absence of a Level 1 (quoted price) measurement, an entity must use one or more valuation techniques to estimate fair value in a manner consistent with the principles in ASC 820. The requirements under this ASU were effective for our fourth quarter period beginning October 1, 2009. Adoption did not have a material effect on our Combined Financial Statements.

In June 2009, the FASB amended the accounting and disclosure requirements related to the consolidation of variable interest entities (VIE(s)). The amendments include replacing the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in VIE(s) with an approach focused on identifying which enterprise has the power to direct the activities of VIE(s) that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. In addition, the amendments require an ongoing assessment of whether an enterprise is the primary beneficiary of the VIE(s) and requires additional disclosures about an enterprise’s involvement in VIE(s). The adoption of these amendments on January 1, 2010 did not have a material impact on our Combined Financial Statements.

In January 2009, the FASB amended the requirements pertaining to the method of applying the acquisition method of accounting for business combinations. These amendments included that acquisition costs will generally be expensed as incurred; non-controlling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. These amendments have been applied prospectively to business combinations with an acquisition date subsequent to January 1, 2009. While the new business combination accounting guidance did not have a material impact on our Combined Financial Statements on adoption, the effects on future periods will depend upon the nature and significance of future business combinations.

Pronouncements Not Yet Adopted

In May 2011, the FASB issued guidance intended to achieve common fair value measurements and related disclosures between U.S. GAAP and international accounting standards. The amendments primarily clarify existing fair value guidance and therefore the amendments are not intended to change the application of existing fair value measurement guidance. However, the amendments include certain instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This guidance is effective for the periods beginning after December 15, 2011 and early application is prohibited. We will adopt these amendments on January 1, 2012; however, the requirements are not expected to have a material effect on the Company’s Combined Financial Statements.

In December 2010, the FASB issued additional guidance applicable to the testing of goodwill for potential impairment. Specifically, for reporting units with zero or negative carrying amounts, an entity is required to

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

perform the second step of the goodwill impairment test (a comparison between the carrying amount of a reporting unit’s goodwill to its implied fair value) if it is more likely than not that a goodwill impairment exists, considering any adverse qualitative factors. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. As of the date of our most recent goodwill impairment test, none of our reporting units would have been affected by the application of this guidance as each reporting unit had a carrying amount that exceeded zero.

In April 2010, the FASB issued authoritative guidance permitting use of the milestone method of revenue recognition for research or development arrangements that contain payment provisions or consideration contingent on the achievement of specified events. On January 1, 2011, we adopted the new guidance on a prospective basis. The adoption of this guidance did not have a material impact on our financial condition, results of operation or cash flows.

In October 2009, the FASB issued amended guidance on the accounting for revenue arrangements that contain multiple elements by eliminating the criteria that objective and reliable evidence of fair value for undelivered products or services needs to exist in order to be able to account separately for deliverables and eliminating the use of the residual method of allocating arrangement consideration. The amendments establish a hierarchy for determining the selling price of a deliverable and will allow for the separation of products and services in more instances than previously permitted.

We adopted the new multiple element guidance effective January 1, 2011 for new arrangements entered into or arrangements materially modified on or after that date on a prospective basis. In connection with the adoption of the revised multiple element arrangement guidance, we revised our revenue recognition accounting policies. For multiple deliverable arrangements entered into or materially modified on or after January 1, 2011, we recognize revenue for a delivered element based on the relative selling price if the deliverable has stand-alone value to the customer and, in arrangements that include a general right of return relative to the delivered element, performance of the undelivered element is considered probable and substantially in the Company’s control. The selling price for a deliverable is based on vendor-specific objective evidence of selling price (VSOE), if available, third-party evidence of selling price (TPE), if VSOE is not available, or best estimated selling price (BESP), if neither VSOE nor TPE is available.

The adoption of the new multiple element guidance did not result in a material change in either the units of accounting or the pattern or timing of revenue recognition. Additionally, the adoption of the revised multiple element arrangement guidance did not have a material impact on our financial condition, results of operations or cash flows.

In October 2009, the FASB amended the accounting requirements for software revenue recognition. The objective of this update is to address the accounting for revenue arrangements that contain tangible products and software. Specifically, products that contain software that is “more than incidental” to the product as a whole will be removed from the scope of the software revenue recognition literature. The amendments align the accounting for these revenue transaction types with the amendments described for multiple element arrangements above. We adopted the provisions of this guidance for new or materially modified arrangements entered into on or after January 1, 2011 on a prospective basis. The adoption of this guidance did not have a material impact on our financial condition, results of operation or cash flows.

Other new pronouncements issued but not effective until December 31, 2010, are not expected to have a material impact on our financial position, results of operations or liquidity.

NOTE 3	ACQUISITIONS

During 2010, the Company acquired Creaso GmbH, as well as businesses from Echostorm and SRA AOS Group for an aggregate purchase price of approximately $29, net of cash acquired. The operating results of Echostorm and Creaso GmbH are reported in the C4ISR Electronics and Systems segment from the date of

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

acquisition and SRA AOS Group is reported in the Information and Technology Services segment from the date of acquisition.

During 2008, the Company spent $226 related to our 2007 acquisition of EDO Corporation (EDO), a global aerospace and defense company and consisted of the payments relating to EDO’s convertible notes. EDO designs and manufactures a diverse range of products for defense, intelligence and commercial markets, and provides related engineering and professional services. The operating results of EDO are reported in the C4ISR Electronics and Systems segment and also in the Information and Technology segment from the date of acquisition.

The assets, liabilities and results of operations for each of the businesses acquired were not material to the Company.

NOTE 4	DISCONTINUED OPERATIONS

During 2010, we sold CAS, Inc. (CAS), a component of our Information and Technical Services segment engaged in systems engineering and technical assistance for the U.S. Government. The sale of CAS was completed on September 8, 2010, resulting in the recognition of a $130 after-tax gain, reported as a component of income from discontinued operations within our Combined Statement of Operations. This transaction resulted in a tax benefit of $4, primarily due to the difference in the book and tax bases of CAS. Proceeds from the sale of CAS were $237, net of applicable direct transaction costs.

Subsequent to this divestiture, we do not have any significant continuing involvement in the operations of CAS, nor do we expect significant continuing cash flows from CAS. Accordingly, the financial position, results of operations and cash flows from CAS are reported as a discontinued operation for all periods presented. The following table provides third-party revenue and operating income provided by CAS included within discontinued operations.

	2010	2009	2008

Revenue	$160	$231	$218
Pre-tax operating income	$13	$15	$12

Assets and liabilities of CAS reported as discontinued operations, and included in other current assets and other accrued liabilities, within our Combined Balance Sheet at December 31, 2009 are presented in the table below.

2009

Receivables, net	$43
Plant, property and equipment, net	1
Goodwill	76
Other intangible assets, net	18
Deferred income taxes	2
Other assets	1

Total assets of discontinued operations	$141

Accounts payable	$19
Accrued expenses	17
Deferred income taxes	8

Total liabilities of discontinued operations	$44

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

We did not engage in any divestiture actions that were material individually or in the aggregate to our results of operations or financial position, in either 2009 or 2008.

NOTE 5	RESTRUCTURING AND IMPAIRMENT CHARGES

We have initiated various restructuring activities throughout the business during the past three years.

The components of all restructuring costs incurred during each of the previous three years ended are presented below.

	2010	2009	2008

By component:
Severance charges	$30	$1	$12
Other restructuring charges	6	5	1
Reversal of restructuring accruals	(2)	(1)	—

Total net restructuring charge	$34	$5	$13
Asset impairment charge	1	—	—

Total net restructuring and impairment charge	35	5	13

By segment:
C4ISR Electronics and Systems	$35	$3	$9
Information and Technology Services	—	2	4

Total net restructuring and impairment charge	$35	$5	$13

The following table displays a rollforward of the restructuring accruals, presented on our Combined Balance Sheets within accrued liabilities, for the each of the previous two years ended.

	2010	2009

Restructuring accruals — January 1,	$4	$11
Charges for plans initiated during the year	35	2
Charges for plans initiated in prior years	1	4
Cash payments	(21)	(12)
Reversal of accruals	(2)	(1)

Restructuring accruals — December 31,	$17	$4

By accrual type:
Severance accrual	$12	$1
Facility carrying and other costs accrual	5	3
By segment:
C4ISR Electronics and Systems	$17	$4
Information and Technology Services	—	—

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The following is a rollforward of employee position eliminations associated with restructuring activities through 2010:

	2010	2009

Planned reductions — January 1,	—	11
Additional planned reductions	931	79
Actual reductions	(907)	(90)

Planned reductions — December 31,	24	—

2010 Realignment Activities

During the first quarter of 2010, we initiated an action to realign our business to enable better product portfolio integration, encouraging a more coordinated market approach and reduced operational redundancies. As part of the strategic realignment of the business, the previous organizational structure, consisting of seven divisions, was consolidated into three larger divisions. The charges incurred during 2010 under this action primarily related to employee severance, and to a lesser extent, lease cancellation and other costs associated with three facilities that were substantially closed during 2010. Headcount reductions totaling 642 were originally planned under this action, including 162 factory workers, 457 office workers and 23 management employees. As of December 31, 2010, substantially all of this headcount initiative has been completed. We do not expect to incur significant restructuring charges under this action going forward. The following table provides a rollforward of the restructuring accrual associated with this action, including the related charges and payments.

2010

Restructuring accruals — January 1,	$—
Restructuring charges	28
Cash payments	(18)
Reversal of accruals	(1)

Restructuring accruals — December 31,	$9

NOTE 6	INCOME TAXES

Our operating results have been included in ITT’s consolidated U.S. federal and state income tax returns as well as included in many of ITT’s tax filings for non-U.S. jurisdictions. Amounts presented in these combined financial statements related to income taxes have been determined on a separate return basis and our contribution to ITT’s net operating losses and tax credits have been included in these financial statements. These amounts may not reflect tax positions taken or to be taken by ITT and have been available for use by ITT and may remain with ITT after the separation from ITT.

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The source of pre-tax income and the components of income tax expense are as follows:

	2010	2009	2008

Income components:
United States	$672	$673	$641
Foreign	24	27	16

Total pre-tax income	$696	$700	$657

Income tax expense components:
Current income tax provision:
United States — federal	$176	$239	$169
United States — state and local	24	27	18
Foreign	6	8	6

Total current income tax provision	$206	$274	$193

Deferred income tax provision:
United States — federal	$40	$(28)	$44
United States — state and local	2	(5)	7
Foreign	—	—	(1)

Total deferred income tax provision	$42	$(33)	$50

Total income tax expense	$248	$241	$243

Effective income tax rate	35.6%	34.4%	37.0%

A reconciliation of the income tax provision at the U.S. statutory rate to the effective income tax rate as reported is as follows:

	2010	2009	2008

Tax provision at U.S. statutory rate	35.0%	35.0%	35.0%
Foreign tax rate differential	(.2)	(.2)	(.1)
Effect of repatriation of foreign earnings, net of foreign tax credit	.5	(.2)	—
State and local income tax, net of federal benefit	3.7	3.2	3.8
Research credit	(1.0)	(1.1)	(.6)
Tax examinations	(.1)	—	—
Domestic manufacturing deduction	(2.7)	(2.7)	(1.5)
Other	.4	.4	.4

Effective income tax rate	35.6%	34.4%	37.0%

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Deferred tax assets and liabilities include the following:

	2010	2009

Deferred Tax Assets:
Employee benefits	$92	$94
Accrued expenses	161	106
Loss carryforwards	3	5
Inventory	30	36
Credit carryforwards	1	1
Other	15	12

Subtotal	$302	$254

Valuation allowance	—	—

Net deferred tax assets	$302	$254

Deferred Tax Liabilities:
Intangibles	$251	$276
Plant, property, and equipment	59	49
Investment	7	8
Unbilled receivable	68	—

Total deferred tax liabilities	$385	$333

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted tax rates in effect for the year in which we expect the differences will reverse. Deferred taxes are classified in the Combined Balance Sheets as follows:

	2010	2009

Current assets	$121	$132
Non-current assets	—	1
Other non-current liabilities	$(204)	$(212)

As of December 31, 2010, we have not provided for deferred taxes on the excess of financial reporting over the tax basis of investments in certain foreign subsidiaries in the amount of $121 because we plan to reinvest such earnings indefinitely outside the U.S. While the amount of federal income taxes, if such earnings are distributed in the future, cannot be determined, such taxes may be reduced by tax credits and other deductions.

Our tax attributes available to reduce future taxable income begin to expire as follows:

Attribute:	Amount	First Year of Expiration

State net operating loss	$31	December 31, 2017
U.S. state tax credits	$1	December 31, 2013
Foreign net operating loss	$1	December 31, 2011

Unrecognized Tax Benefits

We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the Combined Financial Statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits as of December 31, 2010, 2009, and 2008 is as follows:

	2010	2009	2008

Unrecognized tax benefits — 1/1	$48	$16	$14
Additions for:
Current year tax positions	4	30	2
Prior year tax positions	1	3	2
Business combinations	—	—	2
Reductions for:
Prior year tax positions	(14)	(1)	(2)
Statute of Limitations	(1)	—	(2)

Unrecognized tax benefits — 12/31	$38	$48	$16

As of December 31, 2010, 2009 and 2008, the amount of unrecognized tax benefits, if recognized, that would affect the effective tax rate is $18, $18, and $14, respectively.

We do not believe that the unrecognized tax benefits will significantly change within twelve months of the reporting date.

In many cases, unrecognized tax benefits are related to tax years that remain subject to examination by the relevant taxing authorities. The following table summarizes the earliest open tax years by major jurisdiction:

Earliest
Jurisdiction	Open Year

United Kingdom	2008
United States	2007

We classify interest relating to tax matters as a component of interest expense and tax penalties as a component of income tax expense in our Combined Statement of Operations. During 2010, 2009, and 2008 we recognized net interest expense of $1, $2, and less than $1 related to tax matters, respectively. As of December 31, 2010, 2009, and 2008, we had $3, $3, and $1 of interest accrued for tax matters, respectively.

NOTE 7	ACCOUNTS RECEIVABLE, NET

Accounts receivable were composed of the following at December 31:

	2010	2009

Trade accounts receivable	$598	$499
Unbilled contract receivable	357	357
Other	3	1

Receivables, gross	958	857
Allowance for doubtful accounts	(4)	(3)

Account Receivable, net	$954	$854

Unbilled contract receivable represents revenue recognized on long-term contracts that arise based on performance attainment which, though appropriately recognized, cannot be billed as of the balance sheet date. We expect to bill and collect substantially all of the December 31, 2010 unbilled contract receivables during 2011 as scheduled billing milestones are completed or units are delivered.

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Total billed receivables due from the U.S. Government, either directly or as subcontractor with the Government were $489 and $337 at December 31, 2010 and 2009, respectively. Because the Company’s accounts receivable are primarily with the U.S. Government, the company does not have material credit risk exposure.

NOTE 8	INVENTORIES, NET

Inventories, net were comprised of the following at December 31:

	2010	2009

Production costs of contracts in process	$216	$333
Less progress payments	(25)	(22)

	191	311
Product inventory	47	47

Inventories, net	$238	$358

Deferred production costs incurred on in-process and delivered units in excess of the aggregate estimated average cost of those units were $29 and $21 as of December 2010 and 2009, respectively.

NOTE 9	PLANT, PROPERTY AND EQUIPMENT, NET

Plant, property and equipment, net consisted of the following at December 31:

	2010	2009

Land and improvements	$22	$22
Buildings and improvements	315	291
Machinery and equipment	524	440
Furniture, fixtures and office equipment	79	75
Construction work-in-progress	72	97

Plant, property and equipment, gross	1,012	925
Less — accumulated depreciation	(554)	(495)

Plant, property and equipment, net	$458	$430

Capitalized software, net which is included in other non-current assets were $8 and $9 at December 31, 2010 and 2009, respectively. Depreciation and amortization expense of plant, property and equipment and capitalized software, net was $78, $75 and $71 in 2010, 2009 and 2008, respectively.

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

NOTE 10	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2009 by business segment are as follows:

	C4ISR	Information
	Electronics	and Technical
	and Systems	Services	Total

Goodwill — January 1, 2009	$1,760	$374	$2,134
Other	(2)	—	(2)

Goodwill — December 31, 2009	$1,758	$374	$2,132
Goodwill acquired	18	6	24

Goodwill — December 31, 2010	$1,776	$380	$2,156

Goodwill of $76 was disposed of during 2010 related to the sale of CAS on September 8, 2010. Goodwill related to the CAS business was included in Discontinued Operations on the accompanying balance sheet. See Note 4, “Discontinued Operations” for further information.

Goodwill acquired during 2010 primarily relates to the Echostorm acquisition.

Based on the results of our annual impairment tests, we determined that no impairment of goodwill existed as of the measurement date in 2010 or 2009. However, future goodwill impairment tests could result in a charge to income. We will continue to evaluate goodwill on an annual basis as of the beginning of our fourth fiscal quarter and whenever events and changes in circumstances indicate there may be a potential impairment.

Other Intangible Assets

Information regarding our other intangible assets is as follows:

	Gross
	Carrying	Accumulated	Net
	Amount	Amortization	Intangibles

Customer relationships	$513	$(265)	$248
Proprietary technology	22	(13)	9
Patent and other	4	(3)	1

Other intangibles — December 31, 2010	$539	$(281)	$258

Customer relationships	$510	$(208)	$302
Proprietary technology	20	(10)	10
Patent and other	3	(2)	1

Other intangibles — December 31, 2009	$533	$(220)	$313

Customer relationships, proprietary technology, and patents and other are amortized over weighted average lives of approximately 23 years, 8 years, 14 years, respectively.

Amortization expense related to other intangible assets for 2010, 2009 and 2008 was $61, $82 and $80, respectively. Estimated amortization expense for each of the five succeeding years is as follows:

2011	2012	2013	2014	2015	Thereafter	Total

$49	$40	$24	$21	$18	$106	$258

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

NOTE 11	LEASES AND RENTALS

Exelis leases certain offices, manufacturing buildings, land, machinery, automobiles, computers and other equipment under operating leases. Such leases expire at various dates through 2020 and may include renewal and payment escalation clauses. Exelis often pays maintenance, insurance and tax expense related to leased assets. Rental expenses under our operating leases were $70, $69 and $66 for 2010, 2009 and 2008, respectively. Future minimum operating lease payments under non-cancellable operating leases with an initial term in excess of one year as of December 31, 2010 are shown below.

2011	$81
2012	63
2013	53
2014	46
2015	31
2016 and Thereafter	72

Total minimum lease payments	$346

NOTE 12	POSTRETIREMENT BENEFIT PLANS

Defined Contribution Plans

ITT and the company sponsor numerous defined contribution savings plans, which allow employees to contribute a portion of their pre-tax and/or after-tax income in accordance with specified guidelines. Several of the plans require us to match a percentage of the employee contributions up to certain limits, generally 2% — 6% of employee base pay. Matching contributions charged to income amounted to $36, $35 and $38 for 2010, 2009 and 2008, respectively.

The ITT Stock Fund, an investment option under the ITT Salaried Investment and Savings Plan in which Company employees participate, is considered an Employee Stock Ownership Plan. As a result, participants in the ITT Stock Fund may receive dividends in cash or may reinvest such dividends into the ITT Stock Fund. Company employees held approximately 4.7 shares of ITT common stock in the ITT Stock Fund at December 31, 2010.

Defined Benefit Plans

Company employees participate in numerous defined benefit pension plans in the United States. We fund these plans as required by statutory regulations or through discretionary contributions. Company employees also participate in other post-retirement benefit plans such as health care and life insurance plans.

Balance Sheet Information

Amounts recognized in the Combined Balance Sheets for pension and other employee-related benefit plans (collectively, postretirement benefit plans) reflect the funded status of the postretirement benefit plans.

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The following table provides a summary of the funded status of our postretirement benefit plans and the presentation of such balances within our Combined Balance Sheets as of December 31, 2010 and 2009.

	2010			2009
		Other			Other
	Pension	Benefits	Total	Pension	Benefits	Total

Fair value of plan assets	$298	$—	$298	$278	$—	$278
Projected benefit obligation	(386)	(99)	(485)	(368)	(96)	(464)

Funded status	$(88)	$(99)	$(187)	$(90)	$(96)	$(186)

Amounts reported within:
Other non-current assets	$7	$—	$7	$6	$—	$6
Accrued liabilities	(2)	(8)	(10)	(2)	(9)	(10)
Non-current liabilities	(93)	(91)	(184)	(94)	(87)	(182)

A portion of our projected benefit obligation includes amounts that have not yet been recognized as expense in our results of operations. Such amounts are recorded within accumulated other comprehensive loss until they are amortized as a component of net periodic postretirement cost. The following table provides a summary of amounts recorded within accumulated other comprehensive loss at December 31, 2010 and 2009.

	2010			2009
		Other			Other
	Pension	Benefits	Total	Pension	Benefits	Total

Net actuarial loss (gain)	$100	$(5)	$95	$98	$(9)	$89
Prior service cost (benefit)	12	(3)	9	12	(4)	8

Total	$112	$(8)	$104	$110	$(13)	$97

The following table provides a rollforward of the projected benefit obligations for our postretirement benefit plans for the years ended 2010 and 2009.

	2010			2009
		Other			Other
	Pension	Benefits	Total	Pension	Benefits	Total

Change in benefit obligation
Benefit obligation — January 1	$368	$96	$464	$350	$112	$462
Service cost	7	1	8	6	1	7
Interest cost	21	5	26	22	6	28
Amendments /other	2		2	1		1
Actuarial loss (gain)	15	4	19	17	(16)	1
Benefits paid	(27)	(7)	(34)	(28)	(7)	(35)

Benefit obligation December 31	$386	$99	$485	$368	$96	$464

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The following table provides a rollforward of the pension plan assets and the ending funded status for our pension plans for the years ended 2010 and 2009.

	2010	2009

Change in plan assets
Plan assets — January 1	$278	$209
Actual return on plan assets	37	54
Employer contributions	6	40
Employee contributions	—	1
Benefits paid	(23)	(26)

Plan assets — December 31	$298	$278

Funded status at end of year	$(88)	$(90)

The accumulated benefit obligation for all defined benefit pension plans was $386 and $368 at December 31, 2010 and 2009, respectively. The following table provides information for pension plans with an accumulated benefit obligation in excess of plan assets.

	2010	2009

Projected benefit obligation	$342	$326
Accumulated benefit obligation	342	326
Fair value of plan assets	247	230

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Income Statement Information

The following table provides the components of net periodic benefit cost and other amounts recognized in other comprehensive income for the years 2010, 2009 and 2008, as they pertain to our postretirement benefit plans.

	2010			2009			2008
	Pension	Other	Total	Pension	Other	Total	Pension	Other	Total

Net periodic benefit cost
Service cost	$7	$1	$8	$6	$1	$7	$5	$1	$6
Interest cost	21	5	26	21	6	27	21	7	28
Expected return on plan assets	(28)	—	(28)	(27)	—	(27)	(26)	—	(26)
Amortization of net actuarial loss (gain)	2	(1)	1	1	(1)	—	—	—	—
Amortization of prior service cost (credit)	1	(1)	—	2	3	5	1	3	4

Total net periodic benefit cost	3	4	7	3	9	12	1	11	12
Other changes in plan assets and benefit obligations recognized in other comprehensive income
Net loss (gain)	4	4	8	(16)	(9)	(25)	123	(2)	121
Prior service cost (credit)	2	—	2	6	(8)	(2)	—	—	—
Amortization of net actuarial (loss) gain	(2)	1	(1)	—	(3)	(3)	—	(3)	(3)
Amortization of prior service (cost) credit	(2)	1	(1)	(2)	1	(1)	(1)	—	(1)

Total change recognized in other comprehensive income	2	6	8	(12)	(19)	(31)	122	(5)	117

Total impact from net periodic benefit cost and changes in other comprehensive income	$5	$10	$15	$(9)	$(10)	$(19)	$123	$6	$129

The following table provides the estimated net actuarial loss and prior service cost that will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2011.

		Other
	Pension	Benefits	Total

Net actuarial loss (gain)	$5	$(1)	$4
Prior service cost (credit)	2	(1)	1

Total	$7	$(2)	$5

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Postretirement Plan Assumptions

The following table provides the weighted-average assumptions used to determine projected benefit obligations and net periodic benefit cost, as they pertain to our defined benefit pension plans.

	2010	2009

Obligation Assumptions:
Discount rate	5.62%	6.00%
Rate of future compensation increase	4.00%	4.00%
Cost Assumptions:
Discount rate	6.00%	6.25%
Expected return on plan assets	9.00%	9.00%
Rate of future compensation increase	4.00%	4.00%

The following table provides the weighted-average assumptions used to determine projected benefit obligations and net periodic benefit cost, as they pertain to other employee-related benefit plans.

	2010	2009

Obligation Assumptions:
Discount rate	5.50%	6.00%
Rate of future compensation increase	4.00%	4.00%
Cost Assumptions:
Discount rate	6.00%	6.25%
Rate of future compensation increase	4.00%	4.00%

Management develops each assumption using relevant company experience in conjunction with market-related data. Assumptions are reviewed annually and adjusted as necessary.

The expected long-term rate of return on assets reflects the expected returns for each major asset class in which the plans invest, the weight of each asset class in the target mix, the correlations among asset classes and their expected volatilities. Our expected return on plan assets is estimated by evaluating both historical returns and estimates of future returns. Specifically, the plan’s actual historical annual return on assets, net of fees, is analyzed over the past 15, 20 and 25 years; future returns are estimated based on independent estimates of asset class returns; and historical broad market returns over long-term timeframes are evaluated based on our asset allocation range. Based on this approach, the estimate of the long-term annual rate of return on assets is 9.0%. For reference, our actual geometric average annual return on plan assets as of December 31, 2010 was 8.8%, 10.1% and 10.3%, for the past 15, 20, and 25 year periods, respectively.

The table below provides the actual rate of return generated on plan assets during each of the years presented, as they compare to the expected long-term return utilized in calculating the net periodic benefit costs.

	2010	2009	2008

Expected rate of return on plan assets	9.0%	9.0%	9.0%
Actual rate of return on plan assets	14.1%	24.1%	(31.2)%

The assumed rate of future increases in the per capita cost of health care (the health care trend rate) is 7.8% for 2011, decreasing ratably to 5.0% in 2019. Increasing or decreasing the health care trend rates by one percent per year would not have a material effect on the benefit obligation or the aggregate annual service and interest cost components. To the extent that actual experience differs from these assumptions, the effect will be amortized over the average future service of the covered active employees.

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The determination of the assumptions related to postretirement benefit plans are based on the provisions of the applicable accounting pronouncements, the review of various market data and discussion with our actuaries.

Investment Policy

The investment strategy for managing postretirement benefit plan assets is to seek an optimal rate of return relative to an appropriate level of risk for each plan. Investment strategies vary by plan, depending on the specific characteristics of the plan, such as plan size and design, funded status, liability profile and legal requirements.

All of the postretirement benefit plan assets are managed by ITT on a commingled basis in a master investment trust. With respect to the master investment trust, ITT allows itself broad discretion to invest tactically to respond to changing market conditions, while staying reasonably within the asset allocation ranges prescribed by its investment guidelines. In making these asset allocation decisions, ITT takes into account recent and expected returns and volatility of returns for each asset class, the expected correlation of returns among the different investments, as well as anticipated funding and cash flows. To enhance returns and mitigate risk, ITT diversifies its investments by strategy, asset class, geography and sector. ITT engages a large number of managers to gain broad exposure to the markets, while generating excess-of-market returns and mitigating manager-concentration risk.

The following table provides the actual asset allocations of the Defense plans, as of December 31, 2010 and 2009, and the related asset allocation ranges by asset category.

			Allocation
	2010	2009	Range

Domestic equities	25%	25%	25% - 75%
Alternative investments	47	47	20% - 45%
International equities	18	17	10% - 45%
Fixed income	2	4	0% - 60%
Cash and other	8	7	0% - 30%

Fair Value of Plan Assets

The following is a description of the valuation methodologies and inputs used to measure fair value for major categories of investments.

•	Equity securities — Equities (including common and preferred shares, domestic listed and foreign listed, closed end mutual funds and exchange traded funds) are generally valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. As all equity securities held by the Company are publicly traded in active markets, the securities are classified within Level 1 of the fair value hierarchy.

•	Open ended mutual funds, collective trusts and commingled funds — Open ended mutual funds, collective trusts and commingled funds are measured at NAV. These funds are generally classified within Level 2 of the fair value hierarchy.

•	Private equity — The valuation of limited partnership interests in private equity funds may require significant management judgment. The NAV reported by the asset manager is adjusted when it is determined that NAV is not representative of fair value. In making such an assessment, a variety of factors are reviewed, including, but not limited to, the timeliness of NAV as reported by the asset manager and changes in general economic and market conditions subsequent to the last NAV reported by the asset manager. These funds are generally classified within Level 3 of the fair value hierarchy.

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

•	Absolute return (hedge funds) — The valuation of limited partnership interests in hedge funds may require significant management judgment. The NAV reported by the asset manager is adjusted when it is determined that NAV is not representative of fair value. In making such an assessment, a variety of factors are reviewed by management, including, but not limited to, the timeliness of NAV as reported by the asset manager and changes in general economic and market conditions subsequent to the last NAV reported by the asset manager. Depending on how quickly these investments can be redeemed and the extent of any adjustments to NAV, hedge funds are classified within either Level 2 (redeemable within 90 days) or Level 3 (redeemable beyond 90 days) of the fair value hierarchy.

The fair value of plan assets held by our defined benefit pension plans by level (as described in Note 1), at December 31, 2010 and 2009, by asset class were as follows.

	2010				2009
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3

Asset Category
Equity Securities	$129	$86	$26	$17	$118	$79	$25	$14
Private Equity(a)	88	—	11	77	76	—	—	76
Absolute Return (hedge funds)(b)	53	—	20	33	53	—	20	33
Commodities, Fixed Income and Other	28	1	23	4	31	9	19	3

Total	$298	$87	$80	$131	$278	$88	$64	$126

(a)	Private equity includes a diversified range of strategies, including buyout funds, distressed funds, venture and growth equity funds and mezzanine funds.

(b)	Absolute return hedge funds primarily include fund of funds that invest in a diversified portfolio of other hedge funds that employ a range of investment strategies and fixed income/multi-strategy absolute return funds, which invest in multiple investment strategies with the intent of diversifying risk and reducing volatility.

The following table presents a reconciliation of the beginning and ending balances of fair value measurement within our pension plans using significant unobservable inputs (Level 3).

	Equity	Private	Absolute
	Securities	Equity	Returns	Other	Total

Level 3 balance — December 31, 2008	$19	$67	$54	$12	$152
Realized gains, net	—	2	—	—	2
Unrealized gains, net	5	1	6	—	12
Purchases/(sales), net	—	6	(13)	1	(6)
Transfers out, net	(10)	—	(14)	(10)	(34)

Level 3 balance — December 31, 2009	14	76	33	3	126
Realized gains, net	—	6	1	—	7
Unrealized gains, net	3	3	2	—	8
Purchases/(sales), net	—	1	(3)	1	(1)
Transfers out, net	—	(9)	—	—	(9)

Level 3 balance — December 31, 2010	$17	$77	$33	$4	$131

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Contributions

Funding requirements under Internal Revenue Service rules are a major consideration in making contributions to our postretirement plans. With respect to qualified pension plans, we intend to contribute annually not less than the minimum required by applicable law and regulations. We made contributions of $6 and $40 to pension plans during 2010 and 2009, respectively. We currently anticipate making contributions to our pension plans in the range of $50 to $60 during 2011, of which $5 is expected to be made in the first quarter.

Estimated Future Benefit Payments

The following table provides the projected timing of payments for benefits earned to date and the expectation that certain future service will be earned by current active employees for our pension and other employee-related benefit plans.

		Other
	Pension	Benefits

2011	$24	$8
2012	24	8
2013	25	8
2014	25	8
2015	26	8
2016 — 2020	138	41

Multiemployer Pension and Other Postretirement Plans

Certain U.S. and U.K. salaried employees participate in defined benefit pension and other postretirement plans sponsored by ITT Corporation (collectively, “Shared Plans”), which include participants of other ITT Corporation subsidiaries. The Company has recorded expense (income) of $57, $29 and $(14) for the years ended December 31, 2010, 2009 and 2008, respectively, to record its allocation of pension and other postretirement benefit costs related to the Shared Plans. As of December 31, 2010 and 2009, there were no required contributions outstanding.

As of December 31, 2010 and 2009, the multiemployer defined benefit pension plans were approximately 80% funded. The most significant shared defined benefit pension plan is the ITT U.S. Salaried Retirement Plan (USSRP). Company employees and former employees represent 76% and 22% of total active and retired participants in the USSRP, respectively. ITT Corporation made contributions to the USSRP of $50 and $100 during 2010 and 2009, respectively, all of which were voluntary. ITT currently does not anticipate making contributions to the USSRP during 2011.

As of December 31, 2010 and 2009, the other multiemployer postretirement benefit plans were approximately 60% funded. The ITT Salaried Postretirement Medical and Life Plans represent the most significant shared other postretirement benefit plans. Company employees and former employees represent 64% and 48% of total active and retired participants in the ITT Salaried Postretirement Medical and Life Plans, respectively. There were no contributions made to the plans during 2010 and 2009. There are currently no contributions expected in 2011.

We do not currently intend to withdraw from the Shared Plans.

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

NOTE 13	EMPLOYEE EQUITY AND SAVINGS PLANS

ITT maintains several plans for the benefit of certain of its officers, directors and employees. The following disclosures represent our portion of the Plans maintained by ITT in which our employees participated. The underlying equity for all awards granted under the Plans consists of ITT common shares. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that we would have experienced as an independent, publicly-traded company for the periods presented.

Long Term Incentive Employee Compensation

Our long-term incentive awards program comprises three components: non-qualified stock options (NQOs), restricted stock (RS) and a target cash award (TSR). We account for NQOs and RS as equity-based compensation awards. TSR awards are cash settled and accounted for as liability-based compensation.

The ITT Amended and Restated 2003 Equity Incentive Plan (2003 Equity Incentive Plan) was approved by ITT shareholders and established in May of 2003 to provide for the awarding of options on common shares and restricted common shares to employees and non-employee directors. The number of shares initially available for awards under 2003 Equity Incentive Plan was 12.2. As of December 31, 2010, 2.9 shares were available for future grants. ITT makes shares available for the exercise of stock options or vesting of restricted shares by purchasing shares in the open market or by issuing shares from treasury stock.

The 2003 Equity Incentive Plan replaced the 2002 ITT Stock Option Plan for Non-Employee Directors, the ITT 1996 Restricted Stock Plan for Non-Employee Directors and the 1994 ITT Incentive Stock Plan on a prospective basis. All outstanding awards granted under these prior plans are vested and exercisable. No future grants will be made under these prior plans.

Total stock-based compensation costs recognized for 2010, 2009 and 2008 were $10, $16, and $23, respectively. A significant component of these charges relates to costs allocated to Exelis for ITT Corporate employees as well as other ITT employees not solely dedicated to Exelis, which amounted to $4, $7, and $14, respectively. These amounts are not necessarily indicative of future performance and do not necessarily reflect the results that we would have experienced as an independent, publicly traded company for the periods presented.

Long-term incentive employee compensation costs for grants to Exelis employees are primarily recorded within SG&A expenses, and are reduced by an estimated forfeiture rate. These costs impacted our combined results of operations as follows:

	2010	2009	2008

Compensation costs on equity-based awards	$8	$7	$6
Compensation costs on liability-based awards	(2)	2	3

Total compensation costs, pre-tax	$6	$9	$9

Future tax benefit	$2	$3	3

At December 31, 2010, there was $14 of total unrecognized compensation cost related to non-vested awards granted under the stock option and restricted stock plans to Exelis employees. This cost is expected to be recognized ratably over a weighted-average period of 1.8 years.

Non-Qualified Stock Options

Options generally vest over or at the conclusion of a three-year period and are exercisable in seven or ten-year periods, except in certain instances of death, retirement or disability. Options granted between 2004 and 2009 were awarded with a contractual term of seven years. Options granted prior to 2004 and during 2010

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

were awarded with a contractual term of ten years. The exercise price per share is the fair market value of the underlying common stock on the date each option is granted.

A summary of the status of NQOs granted to Exelis employees as of December 31, 2010, 2009 and 2008 and changes during the years then ended is presented below.

		2010		2009		2008
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
Stock Options	Shares	Price	Shares	Price	Shares	Price

Outstanding — January 1	2.04	$38.97	2.07	$38.17	2.35	$36.87
Granted	0.17	53.04	0.20	33.40	0.11	54.15
Exercised	(0.34)	31.31	(0.21)	24.01	(0.34)	32.73
Canceled or expired	(0.05)	47.51	(0.02)	49.82	(0.05)	50.74

Outstanding — December 31	1.82	$41.41	2.04	$38.97	2.07	$38.17

Options exercisable — December 31	1.52	$40.63	1.74	$38.65	1.86	$36.31

The intrinsic value of options exercised (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) during 2010, 2009 and 2008 was $7, $5 and $10, respectively.

The following table summarizes information about stock options granted to Exelis employees as of December 31, 2010:

	Options Outstanding				Options Exercisable
		Weighted-Average	Weighted-			Weighted-Average	Weighted-
		Remaining	Average	Aggregate		Remaining	Average	Aggregate
		Contractual Life	Exercise	Intrinsic		Contractual Life	Exercise	Intrinsic
Range of Exercise Prices	Number	(In Years)	Price	Value	Number	(In Years)	Price	Value

$10 - $20	0.01	0.01	$18.44	0.48	0.01	0.01	$18.44	0.48
$20 - $30	0.14	1.01	25.32	3.60	0.14	1.01	25.32	3.60
$30 - $40	0.71	3.25	34.48	12.59	0.60	2.88	34.68	10.40
$40 - $50	0.56	1.36	45.51	3.66	0.54	1.19	45.49	3.60
$50 - $60	0.39	5.37	54.14	—	0.22	3.14	54.68	—
$60 - $70	0.01	4.57	66.43	—	0.01	4.57	66.43	—

	1.82	2.95	$41.41	$20.33	1.52	2.13	$40.63	$18.08

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on ITT’s closing stock price of $52.11 as of December 31, 2010, which would have been received by the option holders had all option holders exercised their options as of that date. The number of options “out-of-the-money” as of December 31, 2010, included as exercisable in the preceding table was 0.23.

As of December 31, 2010, the total number of stock options expected to vest (including those that have already vested) was 1.80. These stock options have a weighted-average exercise price of $41.33 an aggregate intrinsic value of $20 and a weighted-average remaining contractual life of 2.9 years.

The fair value of each option grant was estimated on the date of grant using the binomial lattice pricing model which incorporates multiple and variable assumptions over time, including assumptions such as

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

employee exercise patterns, stock price volatility and changes in dividends. The following are weighted-average assumptions for 2010, 2009 and 2008:

	2010	2009	2008

Dividend yield	1.88%	2.54%	1.31%
Expected volatility	27.06%	38.77%	28.69%
Expected life (in years)	7.0	4.7	4.7
Risk-free interest rates	3.06%	2.20%	2.31%
Weighted-average grant date fair value	$14.50	$9.60	$13.46

Expected volatilities are based on ITT’s historical stock price volatility and, implied volatilities derived from traded options on ITT’s stock. ITT uses historical data to estimate option exercise and employee termination behavior within the valuation model. Employee groups and option characteristics are considered separately for valuation purposes. The expected life represents an estimate of the period of time options are expected to remain outstanding. The expected life provided above represents the weighted average of expected behavior for certain groups of employees who have historically exhibited different behavior. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of option grant.

Restricted Stock

Restricted stock typically vests three years from the date of grant. Holders of restricted stock have the right to receive dividends and vote on the shares. If an employee leaves the Company prior to vesting, whether through resignation or termination for cause, the restricted stock is forfeited. If an employee retires or is terminated other than for cause, a pro rata portion of the restricted stock may vest. The table below provides a rollforward of outstanding restricted stock for each of the previous three years ended.

	2010		2009		2008
		Weighted		Weighted		Weighted
		Average Grant		Average Grant		Average Grant
Restricted Stock Outstanding	Shares	Date Fair Value	Shares	Date Fair Value	Shares	Date Fair Value

Outstanding — January 1	0.46	$44.25	0.35	$53.98	0.24	$55.29
Granted	0.20	53.06	0.23	33.86	0.15	52.38
Lapsed	(0.11)	55.89	(0.11)	52.81	(0.01)	53.93
Canceled	(0.04)	45.56	(0.01)	46.98	(0.03)	56.14

Outstanding — December 31	0.51	$45.17	0.46	$44.25	0.35	$53.98

Total Shareholder Return Awards

The TSR award plan is a performance-based cash award incentive program provided to key employees of Exelis. TSR awards are accounted for under stock-compensation principles of accounting as liability-based awards. The fair value of outstanding awards is determined at the conclusion of the three-year performance period by measuring ITT’s total shareholder return percentage against the total shareholder return performance of other stocks generally comprising the S&P Industrials Index. The number of companies included in the applicable benchmark group range from 312 to 365 as of December 31, 2010.

The fair value of TSR awards is measured on a quarterly basis and corresponds to ITT’s total shareholder return as compared to the total shareholder return of other industrial companies within the S&P 500 composite subject to a multiplier which includes a maximum and minimum payout. The relative performance ranking calculated is adjusted to reflect expected volatility over the remaining term of the award using a Monte Carlo simulation. The fair value of the outstanding awards at December 31, 2010 and 2009 was $1 and $6, respectively.

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

At December 31, 2010, total unrecognized compensation costs projected to be incurred, based on current performance measurements, over the remaining vesting period is $4. This cost is expected to be recognized ratably over a weighted-average period of 2.5 years.

NOTE 14	OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss, net of tax, consisted of the following:

				Accumulated
	Currency			Other
	Translation	Investment	Benefit	Comprehensive
	Adjustment	Security	Plans	Loss
	(In millions)

Balance at January 1, 2008	$2	$—	$(7)	$(5)
Other comprehensive income:
Net actuarial loss arising during the period	—	—	(79)	$(79)
Amortization of actuarial loss included in net periodic pension cost	—	—	2	2
Amortization of prior service cost included in net periodic pension cost	—	—	1	1
Foreign currency translation loss	(15)	—	—	(15)

Balance at December 31, 2008	$(13)	$—	$(83)	$(96)
Other comprehensive income:
Net actuarial gain arising during the period	—	—	16	$16
Prior service credit arising during the period	—	—	1	1
Amortization of actuarial loss included in net periodic pension cost	—	—	2	2
Amortization of prior service cost included in net periodic pension cost	—	—	1	1
Foreign currency translation gain	7	—	—	7
Unrealized holding gain arising during the period	—	11	—	11

Balance at December 31, 2009	$(6)	$11	$(63)	$(58)
Other comprehensive income:
Net actuarial loss arising during the period	—	—	(6)	$(6)
Prior service cost arising during the period	—	—	(1)	(1)
Amortization of actuarial loss included in net periodic pension cost	—	—	1	1
Amortization of prior service cost included in net periodic pension cost	—	—	1	1
Foreign currency translation loss	(3)	—	—	(3)
Reclassification adjustment for gain realized in net income(a)	—	(5)	—	(5)
Unrealized holding gain arising during the period	—	3	—	3

Balance at December 31, 2010	$(9)	$9	$(68)	$(68)

(a)	The Company has an investment in marketable securities classified as available-for-sale, which can be liquidated without restriction. All unrealized gains and losses on available-for-sales securities are included as

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

a component of accumulated other comprehensive income (loss), net of taxes, and are reclassified and recognized as realized gain (loss) in net income upon disposition. Our investment in available-for-sale securities is recorded at fair value. As at December 31, 2010 and 2009, investment in available-for-sale securities were $16 and $19, included in other current assets and other non-current assets, respectively.

NOTE 15	RELATED PARTY TRANSACTIONS AND PARENT COMPANY EQUITY

The combined financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of ITT.

During 2010, 2009 and 2008, we sold inventory to other ITT businesses in the aggregate amount of $1, $2, and $1, respectively which is included in total revenue in our combined statements of operations. We also purchased inventories from other ITT businesses. We recognized cost of sales from the inventory purchased from ITT of $6, $5, and $7 in 2010, 2009 and 2008, respectively. The aggregate inventory on hand of purchases from other ITT businesses as of December 31, 2010 and 2009 was not significant.

Allocation of General Corporate Expenses

The combined financial statements include expense allocations for certain functions provided by ITT as well as other ITT employees not solely dedicated to Exelis, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives, and stock-based compensation. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount or other measure. During 2010, 2009 and 2008, we were allocated $108, $93 and $91, respectively, of general corporate expenses incurred by ITT which is included within SG&A expenses in the Combined Statements of Operations.

The expense allocations have been determined on a basis that we consider to be a reasonable reflection of the utilization of services provided or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly-traded company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, functions outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure

Parent Company Equity

Net transfers (to)/from parent are included within parent company equity on the Combined Statements of Parent Company Equity and Comprehensive Income. The components of the net transfers (to)/from parent as of December 31, 2010, 2009 and 2008 are as follows:

	December 31,
	2010	2009	2008

Intercompany sales and purchases, net	5	$3	$6
Intercompany dividends	(13)	(18)	—
Cash pooling and general financing activities	(841)	(991)	(732)
Cash transfers for acquisitions, divestitures, and investments	(213)	1	171
Corporate allocations including income taxes	315	367	283

Total net transfers to parent	$(747)	$(638)	$(272)

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

ITT uses a centralized approach to cash management and financing of its operations, excluding debt where we are the legal obligor. The majority of our cash is transferred to ITT daily and ITT funds our operating and investing activities as needed. Cash transfers to and from ITT’s cash management accounts are reflected in Parent company investment in our Combined Balance Sheets.

The combined financial statements also include the push down of certain assets and liabilities that have historically been held at the ITT corporate level but are specifically identifiable or otherwise allocable to us. The cash and cash equivalents held by ITT at the corporate level are not specifically identifiable to Exelis and therefore were not allocated to us for any of the periods presented. Cash and cash equivalents in our combined balance sheets primarily represent cash held locally by entities included in our Combined Financial Statements. ITT’s third-party debt, for which we were not the legal obligor, and the related interest expense were not allocated to us for any of the periods presented. Debt we had with ITT and related interest expense has also not been reflected in our Combined Financial Statements, rather it is included as a component of Parent company investment in our Combined Balance Sheets. The Company expects to issue third-party debt based on an anticipated initial post-separation capital structure of the Company. Liabilities, assets, and costs held at the ITT corporate level related to asbestos product liability matters were not allocated to us for any period presented as ITT will continue as the legal obligor for those liabilities, ITT is expected to pay any associated settlements, judgments, or legal defense costs, and such matters were not historically managed by us.

All significant intercompany transactions between us and ITT have been included in these Combined Financial Statements and are considered to be effectively settled for cash in the Combined Financial Statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheets as parent company investment.

NOTE 16	COMMITMENTS AND CONTINGENCIES

General

From time to time we are involved in legal proceedings that are incidental to the operation of our businesses. Some of these proceedings seek remedies relating to environmental matters, product liability, personal injury claims, employment and pension matters, and commercial or contractual disputes, sometimes related to acquisitions or divestitures. We will continue to defend vigorously against all claims.

Although the ultimate outcome of any legal matter cannot be predicted with certainty, based on present information, including our assessment of the merits of the particular claim, we do not expect that any asserted or unasserted legal claims or proceedings, individually or in the aggregate, will have a material adverse effect on our cash flow, results of operations, or financial condition.

Environmental

In the ordinary course of business, we are subject to federal, state, local, and foreign environmental laws and regulations. We are responsible, or are alleged to be responsible, for ongoing environmental investigation and remediation of sites in various countries. These sites are in various stages of investigation and/or remediation and in many of these proceedings our liability is considered de minimis. We have received notification from the U.S. Environmental Protection Agency, and from similar state and foreign environmental agencies, that a number of sites formerly or currently owned and/or operated by Exelis, and other properties or water supplies that may be or have been impacted from those operations, contain disposed or recycled materials or wastes and require environmental investigation and/or remediation. These sites include instances where we have been identified as a potentially responsible party under federal and state environmental laws and regulations.

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Accruals for environmental matters are recorded on a site by site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. Our accrued liabilities for these environmental matters represent the best estimates related to the investigation and remediation of environmental media such as water, soil, soil vapor, air and structures, as well as related legal fees. These estimates, and related accruals, are reviewed quarterly and updated for progress of investigation and remediation efforts and changes in facts and legal circumstances. Liabilities for these environmental expenditures are recorded on an undiscounted basis.

It is difficult to estimate the final costs of investigation and remediation due to various factors, including incomplete information regarding particular sites and other potentially responsible parties, uncertainty regarding the extent of investigation or remediation and our share, if any, of liability for such conditions, the selection of alternative remedial approaches, and changes in environmental standards and regulatory requirements. We have estimated and accrued $22 and $21 as of December 2010 and 2009, respectively, for environmental matters. In our opinion, the total amount accrued is appropriate based on existing facts and circumstances.

U.S. Government Investigations and Claims

Departments and agencies of the U.S. Government have the authority to investigate various transactions and operations of the company, and the results of such investigations may lead to administrative, civil or criminal proceedings, the ultimate outcome of which could be fines, penalties, repayments or compensatory or treble damages. U.S. Government regulations provide that certain findings against a contractor may lead to suspension or debarment from future U.S. Government contracts or the loss of export privileges for a company or an operating division or subdivision. Suspension or debarment could have a material adverse effect on the company because of its reliance on government contracts.

U.S. Government agencies, including the Defense Contract Audit Agency (DCAA) and others, routinely audit and review a contractor’s performance on government contracts, indirect rates and pricing practices, and compliance with applicable contracting and procurement laws, regulations and standards. They also review the adequacy of the contractor’s compliance with government standards for its accounting and management internal control systems, including: control environment and overall accounting system, general information technology system, budget and planning system, purchasing system, material management and accounting system, compensation system, labor system, indirect and other direct costs system, billing system and estimating system. Significant audits currently underway include the Company’s control environment and overall accounting, billing, and indirect and other direct cost systems, as well as reviews of the Company’s compliance with certain U.S. Government Cost Accounting Standards.

From time to time, customers advise the company of claims and penalties concerning certain potential disallowed costs. When such findings are presented, Exelis and the U.S. Government representatives engage in discussions to enable Exelis to evaluate the merits of these claims as well as to assess the amounts being claimed. Where appropriate, provisions are made to reflect the expected exposure to the matters raised by the U.S. Government representatives and such provisions are reviewed on a quarterly basis for sufficiency based on the most recent information available.

On March 27, 2007, ITT Corporation reached a settlement relating to an investigation of our Night Vision Division’s compliance with the International Traffic in Arms Regulations (ITAR) pursuant to which ITT pled guilty to two violations, based on the export of defense articles without a license and the omission of material facts in required export reports. ITT was assessed a total of $50 in fines, forfeitures and penalties. ITT also entered into a Deferred Prosecution Agreement with the U.S. Government which deferred action regarding a third count of violations related to ITAR pending implementation of a remedial action plan, including the appointment of an independent monitor. ITT was also assessed a deferred prosecution monetary penalty of $50 which is being reduced for monies spent, during the five-year period following the date of the Plea Agreement,

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

to accelerate and further the development and fielding of advanced night vision technology. On April 12, 2011, the Department of Justice dismissed the deferred third count of the Deferred Prosecution Agreement. This dismissal terminates any further obligation of ITT and the Company under the Deferred Prosecution Agreement with the exception of the obligation to fulfill the $50 deferred prosecution monetary penalty as identified above. Management believes that this matter will not have a material adverse effect on our combined financial position, results of operations or cash flows.

Indemnifications

As part of the separation, ITT will provide for certain indemnifications and cross-indemnifications among ITT, Exelis Inc. and Xylem Inc. The indemnifications address a variety of subjects; including asserted and unasserted product liability matters (e.g., asbestos claims, product warranties), which relate to products sold prior to the Separation Date. The indemnifications are absolute and indefinite. The indemnification associated with pending and future asbestos claims does not expire. Exelis Inc. expects ITT and Xylem Inc. to fully perform under the terms of the Distribution Agreement and therefore has not recorded a liability for matters for which we will be indemnified. In addition, we are not aware of any claims or other circumstances that would give rise to material payments to ITT or Xylem Inc. under the indemnity that we will provide.

NOTE 17	SEGMENT INFORMATION

The Company’s segments are reported on the same basis used internally for evaluating performance and for allocating resources. Our two reportable segments are referred to as C4ISR Electronics and Systems and Information and Technical Services. Corporate and Other primarily consists of corporate office expenses, depreciation, as well as charges which occur from time to time related to certain matters that are managed at a corporate level and are not included in the business segments in evaluating performance or allocating resources. Assets of the business segments exclude general corporate assets, which principally consist of cash, deferred tax assets, certain plant, property, and equipment, and certain other assets.

C4ISR Electronics and Systems

This segment provides communications, sensing and surveillance, space and advanced engineering equipment and systems for government and commercial customers around the world.

Information and Technical Services

This segment provides a broad range of systems integration, operations, sustainment, advanced engineering, logistics, space launch and range-support solutions for a wide variety of U.S. military and government agency customers.

	2010			2009			2008
	Product	Service	Total	Product	Service	Total	Product	Service	Total
	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue

C4ISR Electronics and Systems	$3,608	$—	$3,608	$3,795	$—	$3,795	$3,896	$—	$3,896
Information and Technical Services	—	2,303	2,303	—	2,291	2,291	—	2,199	2,199
Eliminations	(12)	(8)	(20)	(16)	(9)	(25)	(15)	(8)	(23)

Total	$3,596	$2,295	$5,891	$3,779	$2,282	$6,061	$3,881	$2,191	$6,072

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	Operating Income			Operating Margin
	2010	2009	2008	2010	2009	2008

C4ISR Electronics and Systems	$563	$563	$501	15.6%	14.8%	12.9%
Information and Technical Services	126	139	149	5.5%	6.1%	6.8%

Total	$689	$702	$650	11.7%	11.6%	10.7%

	Plant, Property &
	Equipment, Net		Capital Expenditures			Depreciation and Amortization
	2010	2009	2010	2009	2008	2010	2009	2008

C4ISR Electronics and Systems	$322	$333	$56	$71	$72	$123	$144	$139
Information and Technical Services	134	93	52	50	20	15	12	11
Corporate and Other	2	4	—	1	1	1	1	1

Total	$458	$430	$108	$122	$93	$139	$157	$151

	Total Assets
	2010	2009

C4ISR Electronics and Systems	$3,187	$3,347
Information and Technical Services	983	873
Corporate and Other	125	278

Total	$4,295	$4,498

NOTE 18	SUBSEQUENT EVENTS

We evaluated subsequent events for recognition or disclosure through July 8, 2011, the date the Combined Financial Statements were available to be issued.

UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 and 2010

PREFACE

The preparation of the unaudited interim Condensed Combined Financial Statements requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, revenue and expenses and certain financial statement disclosures. Significant estimates in these unaudited interim Condensed Combined Financial Statements include revenue recognition, postretirement benefits, income tax, and goodwill and other intangible asset impairment. Estimates are revised as additional information becomes available.

The unaudited interim Condensed Combined Financial Statements for the six months ended June 30, 2011 and 2010 and balance sheet as of June 30, 2011 included herein have not been audited by an independent registered public accounting firm, but in our opinion, all adjustments (which include normal recurring adjustments) necessary to make a fair statement of the financial position at June 30, 2011 and the results of operations and the cash flows for the periods presented herein have been made. The results of operations for the six months ended June 30, 2011 are not necessarily indicative of the operating results expected for the full fiscal year.

The unaudited interim Condensed Combined Financial Statements included herein have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission, or SEC. Although we believe the disclosures made are adequate to make the information presented not misleading, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules or regulations. These interim Condensed Combined Financial Statements should be read in conjunction with the audited combined financial statements and notes thereto included in this Information Statement.

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

CONDENSED COMBINED STATEMENTS OF OPERATIONS

	Six Months Ended
	June 30
	2011	2010
	(In millions)
	(Unaudited)

Product revenue	$1,362	$1,725
Service revenue	1,467	1,169

Total revenue	2,829	2,894

Cost of product and service revenue
Cost of product revenue	954	1,216
Cost of service revenue	1,308	1,028
Selling, general and administrative expenses	279	264
Research and development expenses	48	58
Restructuring charges, net	5	19

Operating income	235	309
Miscellaneous income (expense), net	14	(1)

Income from continuing operations before income tax expense	249	308
Income tax expense	(88)	(109)

Income from continuing operations	161	199
Income from discontinued operations, including tax (expense) benefit of $0 and $(3), respectively	—	6

Net income	$161	$205

The accompanying notes are an integral part of the Condensed Combined Financial Statements.

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME

	Six Months Ended
	June 30
	2011	2010
	(In millions)
	(Unaudited)

Net income	$161	$205

Other comprehensive loss, net of tax:
Net foreign currency translation adjustment	2	(5)
Net change in unrealized gains from investment securities	(10)	1
Net change in postretirement benefit plans	3	2

Other comprehensive loss	(5)	(2)

Total comprehensive income	$156	$203

The accompanying notes are an integral part of the Condensed Combined Financial Statements.

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

CONDENSED COMBINED BALANCE SHEETS

	ITT Dividend
	Pro Forma	June 30,	December 31,
	June 30, 2011	2011	2010
	(Unaudited)	(Unaudited)
		(In millions)

ASSETS
Current assets:
Cash and cash equivalents	$20	$20	$18
Receivables, net	1,022	1,022	954
Inventories, net	293	293	238
Deferred tax asset	121	121	121
Other current assets	50	50	52

Total current assets	1,506	1,506	1,383

Plant, property and equipment, net	447	447	458
Goodwill	2,154	2,154	2,156
Other intangible assets, net	236	236	258
Other non-current assets	60	60	40

Total non-current assets	2,897	2,897	2,912

Total assets	$4,403	$4,403	$4,295

LIABILITIES AND PARENT COMPANY EQUITY
Current liabilities:
Accounts payable	$412	$412	$326
Advance payments and billings in excess of cost	434	434	427
Compensation and other employee benefits	217	217	215
Other accrued liabilities	244	244	200
Dividend payable to ITT	701	—	—

Total current liabilities	2,008	1,307	1,168

Postretirement benefits	190	190	184
Deferred taxes	198	198	204
Other non-current liabilities	127	127	129

Total non-current liabilities	515	515	517

Total liabilities	2,522	1,822	1,685

Commitments and contingencies (Note 13)
Parent company equity:
Parent company investment	1,953	2,654	2,678
Accumulated other comprehensive loss	(73)	(73)	(68)

Total parent company equity	1,880	2,581	2,610

Total liabilities and parent company equity	$4,403	$4,403	$4,295

The accompanying notes are an integral part of the Condensed Combined Financial Statements.

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30
	2011	2010
	(In millions)
	(Unaudited)

Operating Activities
Net income	$161	$205
Less: Income from discontinued operations	—	(6)

Income from continuing operations	161	199
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	68	68
Stock-based compensation	8	8
Restructuring charges, net	5	19
Payments for restructuring	(14)	(7)
Change in accounts receivables	(67)	(46)
Change in inventories	(54)	47
Change in other assets	(40)	11
Change in accounts payable	86	(45)
Change in advance payments and billings in excess of cost	7	(34)
Change in accrued liabilities	(24)	(18)
Change in accrued and deferred taxes	76	105
Change in other liabilities	5	(2)
Other, net	(1)	1

Net Cash — Operating activities	216	306

Investing Activities
Capital expenditures	(35)	(49)
Other, net	11	(3)

Net Cash — Investing activities	(24)	(52)

Financing Activities
Transfer to parent, net	(185)	(258)
Other, net	(5)	(12)

Net Cash — Financing activities	(190)	(270)

Net cash from discontinued operations	—	10

Net change in cash and cash equivalents	2	(6)

Cash and cash equivalents — beginning of year	18	34

Cash and Cash Equivalents — End of Period	$20	$28

The accompanying notes are an integral part of the Condensed Combined Financial Statements.

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
(DOLLARS AND SHARE AMOUNTS IN MILLIONS, UNLESS OTHERWISE STATED)

NOTE 1	BASIS OF PRESENTATION

Separation from ITT Corporation

On January 12, 2011, ITT Corporation (ITT) announced a plan to separate its Defense and Information Solutions segment (Exelis Inc.) from the remainder of its businesses through a pro rata distribution of common stock of an entity holding the assets and liabilities associated with the Defense and Information Solutions segment. Exelis Inc. is a major United States aerospace and defense contractor delivering advanced systems and providing technical and operational services. Exelis Inc. was incorporated in Indiana on May 4, 2011 to be the entity to hold such businesses subject to approval by the Board of Directors of ITT and other conditions described below. The name of the Company was changed from ITT DCO, Inc. to Exelis Inc. on July 14, 2011. Under the plan, ITT would also distribute its water related businesses (Xylem Inc.).

The distribution of our common stock to ITT shareholders is conditioned on, among other things, final approval of the distribution plan by the ITT Board of Directors; the receipt of a private letter ruling from the Internal Revenue Service, or IRS, substantially to the effect that, among other things, the contribution by ITT of the assets and liabilities of its Defense and Information Solutions segment to Exelis Inc., or the contribution, and the distribution will qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355(a) and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended, or the Code; the receipt of a legal opinion as to the satisfaction of certain requirements necessary for the contribution and the distribution to qualify as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code upon which the IRS will not rule; and the completion of the financing necessary for a cash distribution from Exelis Inc. to ITT prior to the distribution.

Unless the context otherwise requires, references in these notes to Condensed Combined Financial Statements to “we,” “us,” “our” and “our company” refer to Exelis Inc. References in these notes to the Condensed Combined Financial Statements to “ITT” or “parent” refers to ITT Corporation, an Indiana corporation, and its consolidated subsidiaries (other than Exelis Inc.), unless the context otherwise requires.

Our Business

Exelis Inc. (the “Company”) designs and manufactures a diverse range of products with core competencies in critical defense areas. We are a leading supplier of sophisticated, highly engineered products and systems for defense, aerospace, and intelligence applications. We believe our advanced systems are mission-critical on a wide range of military programs and are at the core of transforming defense capabilities.

We have two segments: C4ISR Electronics and Systems and Information and Technology Services. Our C4ISR Electronics and Systems segment provides engineered electronic systems and equipment, including force protection, electronic warfare systems, reconnaissance and surveillance systems, and integrated structures. Our Information and Technology Services segment is a provider of logistics, infrastructure, and sustainment support, while also providing a diverse set of technical services.

The Company’s customers include the United States (U.S.) Department of Defense (DoD) and its prime contractors, U.S. Government intelligence agencies, the U.S. Department of Homeland Security (DHS), allied foreign governments and domestic and foreign commercial customers. As a prime contractor, subcontractor, or preferred supplier, Exelis Inc. participates in many high priority defense and non-defense programs in the United States Exelis Inc. conducts most of its business with the U.S. Government, principally the DoD.

Principles of Combination and Basis of Presentation

The unaudited Condensed Combined Financial Statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (SEC) and, in the opinion of management, reflect all

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

adjustments (which include normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods presented. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such SEC rules.

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Estimates are revised as additional information becomes available. Estimates and assumptions are used for, but not limited to, revenue recognition, income tax contingency accruals and valuation allowances, fair value measurement, impairment of goodwill and other intangibles testing, postretirement obligations and certain contingent liabilities. Actual results could differ from these estimates.

All significant intracompany transactions between our businesses have been eliminated. All significant intercompany transactions between us and ITT have been included in these Condensed Combined Financial Statements and are considered to be effectively settled for cash in the Condensed Combined Financial Statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Condensed Combined Statements of Cash Flows as a financing activity and in the Condensed Combined Balance Sheets as “Parent company investment.”

Our Condensed Combined Financial Statements include expenses of ITT allocated to us for certain functions provided by ITT, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives, insurance, and stock-based compensation. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount or other measures. Both we and ITT consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to, or the benefit received by, us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly-traded company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. Following our separation from ITT, we will perform these functions using our own resources or purchased services. For an interim period, however, some of these functions will continue to be provided by ITT under transition services agreements which will generally have a term of one year or less. In addition to the transition services agreement, we will enter into a number of commercial agreements with ITT in connection with the separation, many of which are expected to have terms longer than one year.

ITT uses a centralized approach to cash management and financing of its operations, excluding debt where we are the legal obligor. The majority of our cash is transferred to ITT daily and ITT funds our operating and investing activities as needed. Cash transfers to and from ITT’s cash management accounts are reflected in “Parent company investment.”

The Condensed Combined Financial Statements include certain assets and liabilities that have historically been held at the ITT corporate level but are specifically identifiable or otherwise allocable to us. The cash and cash equivalents held by ITT at the corporate level are not specifically identifiable to Exelis Inc. and therefore were not allocated to us for any of the periods presented. Cash and cash equivalents in our combined balance sheets primarily represent cash held locally by entities included in our Combined Financial Statements. ITT third-party debt, and the related interest expense has not been allocated to us for any of the periods presented as we were not the legal obligor of the debt and the ITT borrowings were not directly attributable to our business.

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

Unaudited Pro Forma Balance Sheet for ITT Dividend

In connection with the separation from ITT, the Company expects to incur $890 of indebtedness. Proceeds of $701 received in connection with these borrowings are expected to be transferred to ITT. The accompanying unaudited pro forma balance sheet as of June 30, 2011 gives effect to the net $701 dividend expected to be paid to ITT.

See Note 12, Related Party Transactions and Parent Company Equity, for further description of the transactions between us and ITT.

NOTE 2	RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Pronouncements

In December 2010, the Financial Accounting Standards Board (FASB) issued additional guidance applicable to the testing of goodwill for potential impairment. Specifically, for reporting units with zero or negative carrying amounts, an entity is required to perform the second step of the goodwill impairment test (a comparison between the carrying amount of a reporting unit’s goodwill to its implied fair value) if it is more likely than not that a goodwill impairment exists, considering any adverse qualitative factors. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. As of the date of our most recent goodwill impairment test, none of our reporting units would have been affected by the application of this guidance as each reporting unit had a carrying amount that exceeded zero.

In April 2010, the FASB issued authoritative guidance permitting use of the milestone method of revenue recognition for research or development arrangements that contain payment provisions or consideration contingent on the achievement of specified events. On January 1, 2011, we adopted the new guidance on a prospective basis. The adoption of this guidance did not have a material impact on our financial condition, results of operations or cash flows.

In October 2009, the FASB issued amended guidance on the accounting for revenue arrangements that contain multiple elements by eliminating the criteria that objective and reliable evidence of fair value for undelivered products or services needs to exist in order to be able to account separately for deliverables and eliminating the use of the residual method of allocating arrangement consideration. The amendments establish a hierarchy for determining the selling price of a deliverable and will allow for the separation of products and services in more instances than previously permitted.

We adopted the new multiple element guidance effective January 1, 2011 for new arrangements entered into or arrangements materially modified on or after that date on a prospective basis. In connection with the adoption of the revised multiple element arrangement guidance, we revised our revenue recognition accounting policies. For multiple deliverable arrangements entered into or materially modified on or after January 1, 2011, we recognize revenue for a delivered element based on the relative selling price if the deliverable has stand-alone value to the customer and, in arrangements that include a general right of return relative to the delivered element, performance of the undelivered element is considered probable and substantially in the Company’s control. The selling price for a deliverable is based on vendor-specific objective evidence of selling price (VSOE), if available, third-party evidence of selling price (TPE), if VSOE is not available, or best estimated selling price (BESP), if neither VSOE nor TPE is available.

The adoption of the new multiple element guidance did not result in a material change in either the units of accounting or the pattern or timing of revenue recognition. Additionally, the adoption of the revised multiple element arrangement guidance did not have a material impact on our financial condition, results of operations or cash flows.

In October 2009, the FASB amended the accounting requirements for software revenue recognition. The objective of this update is to address the accounting for revenue arrangements that contain tangible products

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

and software. Specifically, products that contain software that is “more than incidental” to the product as a whole will be removed from the scope of the software revenue recognition literature. The amendments align the accounting for these revenue transaction types with the amendments described for multiple element arrangements above. We adopted the provisions of this guidance for new or materially modified arrangements entered into on or after January 1, 2011 on a prospective basis. The adoption of this guidance did not have a material impact on our financial condition, results of operations or cash flows.

Pronouncements Not Yet Adopted

In May 2011, the FASB issued guidance intended to achieve common fair value measurements and related disclosures between U.S. GAAP and international accounting standards. The amendments primarily clarify existing fair value guidance and are not intended to change the application of existing fair value measurement guidance. However, the amendments include certain instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This guidance is effective for the periods beginning after December 15, 2011 and early application is prohibited. We will adopt these amendments on January 1, 2012; however, the requirements are not expected to have a material effect on the Company’s Condensed Combined Financial Statements.

NOTE 3	ACQUISITIONS & DIVESTITURES

Acquisitions

We did not engage in any acquisitions during the first six months of 2011 or 2010.

Divestitures

We did not engage in any divestitures during the first six months of 2011 or 2010.

On September 8, 2010, we completed the sale of CAS, Inc. (CAS), a component of our Information and Technology Services segment engaged in systems engineering and technical assistance (SETA) for the U.S. Government. Subsequent to this divestiture, we do not have any significant continuing involvement in the operations of CAS, nor do we expect significant continuing cash flows from CAS. Accordingly, the financial position and results of operations from CAS are reported as a discontinued operation for the periods presented. During the first six months ended June 30, 2010, CAS provided third-party revenue and operating income of $114 and $9 respectively, included within discontinued operations.

NOTE 4	RESTRUCTURING CHARGES

The table provided below summarizes the presentation of restructuring charges within our Condensed Combined Statements of Operations for the six months ended June 30, 2011 and 2010.

	Six Months Ended
	June 30,
	2011	2010

Restructuring costs presented in cost of revenue	$6	$9
Restructuring costs presented in operating expenses	5	19

Total restructuring charges	$11	$28

During the first six months ended June 30, 2011, we recognized a net restructuring charge of $11 reflecting cost of $12 related to new actions as well as the reversal of $1 of restructuring accruals that management determined would no longer be required. These charges represent employee severance associated with actions initiated by our C4ISR Electronics and Systems segment. We do not expect to incur significant future charges related to these actions.

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

During the six months ended June 30, 2010, we recognized restructuring charges of $28 primarily related to an action to realign our company to enable better product portfolio integration, encouraging a more coordinated market approach and reduced operational redundancies. The initiative was substantially completed during 2010 and resulted in a total charge of $27 primarily related to employee severance, and to a lesser extent, lease cancellation and other costs associated with three facilities that were substantially closed during 2010. The remaining liability related to the realignment activities was $3 as of June 30, 2011, and is expected to be fully paid during the remainder of 2012. The realignment resulted in headcount reductions of 642, which included 162 factory workers, 457 office workers and 23 management employees.

NOTE 5	INCOME TAXES

Our income taxes as presented are calculated on a separate tax return basis, and may not be reflective of the results that would have occurred on a stand alone basis. Our operations have historically been included in ITT’s U.S. federal and state tax returns or non-U.S. jurisdictions tax returns.

With the exception of certain dedicated foreign entities, we do not maintain taxes payable to/from our parent and we are deemed to settle the annual current tax balances immediately with the legal tax-paying entities in the respective jurisdictions. These settlements are reflected as changes in parent company investment.

We determine the provision for income taxes using the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. We record a valuation allowance to reduce deferred tax assets when uncertainty regarding their realizability exists.

In assessing the need for a valuation allowance, we look to the future reversal of existing taxable temporary differences, taxable income in carryback years, the feasibility of tax planning strategies and estimated future taxable income. The valuation allowance can be affected by changes to tax laws, changes to statutory tax rates and changes to future taxable income estimates.

We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the Condensed Combined Financial Statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Effective Tax Rate

For the six months ended June 30, 2011, we recorded an income tax provision of $88, which represents an effective tax rate of 35.3%, compared to $109, which represents an effective tax rate of 35.4%, for the comparable prior year period.

Uncertain Tax Positions

We recognize a tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. As of June 30, 2011 and December 31, 2010, we had $34 and $38, respectively, of total unrecognized tax benefits recorded. The amount of unrecognized tax benefits that would affect the effective tax rate is $19 and $18, as of June 30, 2011 and December 31, 2010, respectively. Uncertain tax positions are related to tax years that remain subject to examination by the relevant taxing authorities. We believe it is reasonably possible that the total amount of unrecognized tax benefits at June 30, 2011 could decrease by $8 within the next 12 months due to the reversal of a temporary difference.

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

We classify interest relating to tax matters as a component of interest expense and tax penalties as a component of income tax expense in our Condensed Combined Statement of Operations. We had $4 and $3 of interest accrued as of June 30, 2011 and December 31, 2010, respectively.

NOTE 6	ACCOUNTS RECEIVABLE, NET

	June 30,	December 31,
	2011	2010

Trade accounts receivable	$508	$598
Unbilled contract receivable	517	357
Other	1	3

Receivables, gross	1,026	958
Allowance for doubtful accounts	(4)	(4)

Accounts Receivable, net	$1,022	$954

Unbilled contract receivables represent revenue recognized on long-term contracts that arise based on performance attainment which, though appropriately recognized, cannot be billed as of the balance sheet date. We expect to bill and collect substantially all of the June 30, 2011 unbilled contract receivables during the next twelve months as scheduled performance milestones are completed or units are delivered.

Total billed receivables due from the U.S. Government, either directly or as subcontractor with the Government were $427 and $489 at June 30, 2011 and December 31, 2010, respectively.

NOTE 7	INVENTORIES, NET

	June 30,	December 31,
	2011	2010

Production costs of contracts in process	$265	$216
Less — progress payments	(22)	(25)

	243	191
Product inventory	50	47

Inventories, net	$293	$238

Deferred production costs incurred on in-process and delivered units in excess of the aggregate estimated average cost of those units were $37 and $29 as of June 30, 2011 and December 31, 2010, respectively.

NOTE 8	PLANT, PROPERTY AND EQUIPMENT, NET

	June 30,	December 31,
	2011	2010

Land and improvements	$22	$22
Buildings and improvements	321	315
Machinery and equipment	557	524
Furniture, fixtures and office equipment	86	79
Construction work in progress	52	72

Plant, property and equipment, gross	1,038	1,012
Less — accumulated depreciation	(591)	(554)

Plant, property and equipment, net	$447	$458

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

Capitalized software, net which is included in other non-current assets were $10 and $8 at June 30, 2011 and December 31, 2010, respectively. Depreciation and amortization expense of plant, property and equipment and capitalized software of $44 and $37 was recognized in the six months ended June 30, 2011 and 2010, respectively.

NOTE 9	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Goodwill

During the second quarter of 2011, the Company finalized its valuation of the purchase price and acquired intangible assets for SRA AOS which was acquired in 2010, resulting in a $2 allocation to other intangible assets.

The changes in the carrying amount of goodwill by segment during the six months ended June 30, 2011 were as follows:

	C4ISR	Information
	Electronics	and Technical
	and Systems	Services	Total

Balance as of January 1, 2011	$1,776	$380	$2,156
Reclass to other intangibles based on final purchase price allocation	—	(2)	(2)

Balance as of June 30, 2011	$1,776	$378	$2,154

Other Intangible Assets

	June 30, 2011			December 31, 2010
	Gross			Gross
	Carrying	Accumulated	Net	Carrying	Accumulated	Net
	Amount	Amortization	Intangibles	Amount	Amortization	Intangibles

Customer and distributor relationships	$515	$(288)	$227	$513	$(265)	$248
Proprietary technology	22	(14)	8	22	(13)	9
Patents and other	4	(3)	1	4	(3)	1

Other Intangible Assets	$541	$(305)	$236	$539	$(281)	$258

We amortize other intangible assets on a straight-line basis unless the pattern of usage of the benefits indicates an alternate method is more representative of the usage of the asset. Amortization expense related to other intangible assets for the six months ended June 30, 2011 and 2010 were $24 and $31, respectively. Estimated amortization expense for the remaining six months of 2011 and each of the five succeeding years is as follows:

Remaining 2011	$25
2012	38
2013	24
2014	21
2015	18
2016 and thereafter	110

Total	$236

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

NOTE 10	POSTRETIREMENT BENEFIT PLANS

The following table provides the components of net periodic benefit cost for pension and other employee-related benefit plans for the six months ended June 30, 2011 and 2010.

	2011			2010
		Other			Other
	Pension	Benefits	Total	Pension	Benefits	Total

Net periodic benefit cost
Service cost	$3	$—	$3	$3	$—	$3
Interest cost	11	3	14	11	3	14
Expected return on plan assets	(14)	—	(14)	(14)	—	(14)
Amortization of net actuarial loss	2	—	2	1	—	1
Amortization of prior service cost	1	(1)	—	1	(1)	—

Net periodic benefit cost	$3	$2	$5	$2	$2	$4

We contributed approximately $9 and $0 to our various plans during the six months ended June 30, 2011 and 2010, respectively. Additional contributions ranging between $40 and $50 are expected during the remainder of 2011.

Certain Company employees participate in defined benefit pension and other postretirement benefit plans sponsored by ITT Corporation, which include participants of other ITT Corporation subsidiaries. We recorded approximately $42 and $33 of expense related to such multiemployer plans during the six months ended June 30, 2011 and 2010, respectively.

NOTE 11	LONG-TERM INCENTIVE EMPLOYEE COMPENSATION

ITT maintains several Plans for the benefit of certain of its officers, directors and employees. The following disclosures represent our portion of the Plans maintained by ITT in which our employees participated. All awards granted under the Plans consist of ITT common shares. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that we would have experienced as an independent, publicly-traded company for the periods presented.

Our long-term incentive awards program comprises three components: non-qualified stock options (NQOs), restricted stock (RS) and a target cash award (TSR). We account for NQOs and RS as equity-based compensation awards. TSR awards are cash settled and accounted for as liability-based compensation.

The ITT Amended and Restated 2003 Equity Incentive Plan (2003 Equity Incentive Plan) was approved by ITT shareholders and established in May of 2003 to provide for the awarding of options on common shares and restricted common shares to employees and non-employee directors. The number of shares initially available for awards under the 2003 Equity Incentive Plan was 12.2. As of December 31, 2010, 2.9 shares were available for future grants. ITT makes shares available for the exercise of stock options or vesting of restricted shares by purchasing shares in the open market or by issuing shares from treasury stock.

The 2003 Equity Incentive Plan replaced the 2002 ITT Stock Option Plan for Non-Employee Directors, the ITT 1996 Restricted Stock Plan for Non-Employee Directors and the 1994 ITT Incentive Stock Plan on a prospective basis. All outstanding awards granted under these prior plans are vested and exercisable. No future grants will be made under these prior plans.

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

Long-term incentive employee compensation costs for grants to Exelis Inc. employees are primarily recorded within SG&A expenses, and are reduced by an estimated forfeiture rate. The following table provides the impact of these costs in our combined results of operations for the six months ended June 30, 2011 and 2010:

	2011	2010

Compensation costs on equity-based awards	$5	$4
Compensation costs on liability-based awards	1	—

Total compensation costs, pre-tax	$6	$4

Future tax benefit	$2	$1

At June 30, 2011, there was $20 of total unrecognized compensation cost related to non-vested NQOs and RS held by Exelis Inc. employees. This cost is expected to be recognized ratably over a weighted-average period of 2.0 years. Total unrecognized compensation cost projected to be incurred under the TSR award plan based on performance measurements as of June 30, 2011 was $4 and is expected to be recognized over a weighted average period of 2.3 years. Actual performance measurements in future periods may differ from current estimates and positively or negatively impact the total compensation cost to be recognized as well as create volatility between periods.

Year-to-Date 2011 LTIP Activity

On March 3, 2011, ITT granted 2011 LTIP awards to Exelis Inc. employees consisting of 0.2 NQOs, 0.2 restricted shares and 2.8 TSR units with respective grant date fair values of $14.31, $57.68 and $1.00. The NQOs vest either on the completion of a three-year service period or annually in three equal installments, as determined by employee level, and have a ten-year expiration period. RS and TSR units vest on the completion of a three-year service period.

ITT did not grant any LTIP awards to Exelis Inc. employees during the second quarter of 2011.

The fair value of restricted stock corresponds to the closing price of ITT common stock on the date of grant. The fair value of each NQO grant was estimated on the date of grant using the binomial lattice pricing model incorporating multiple and variable assumptions over time, including assumptions such as employee exercise patterns, stock price volatility and changes in dividends. The following table details the assumptions utilized.

Dividend yield	1.73%
Expected volatility	24.75%
Expected life (in years)	6.5
Risk-free rates	2.93%
Grant date fair value	$14.31

Expected volatilities are based on ITT’s historical stock price volatility, and implied volatility derived from traded options on ITT’s stock. ITT uses historical data to estimate employee option exercise and employee termination behavior within the valuation model. Employee groups and option characteristics are considered separately for valuation purposes. The expected life represents an estimate of the period of time options are expected to remain outstanding. The expected life provided above represents the weighted average of expected behavior for certain groups of employees who have historically exhibited different behavior. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of option grant.

NOTE 12	RELATED PARTY TRANSACTIONS AND PARENT COMPANY EQUITY

The Condensed Combined Financial Statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of ITT.

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

During the first six months of 2011 and 2010, we sold inventory to and purchased inventory from other ITT businesses, which are included in total revenue and cost of revenue, respectively, in our Condensed Combined Statements of Operations. These amounts are deemed not significant. The aggregate inventory on hand of purchases from other ITT businesses as of June 30, 2011 and December 31, 2010 was not significant.

Allocation of General Corporate Expenses

The Condensed Combined Financial Statements include expense allocations for certain functions provided by ITT as well as other ITT employees not solely dedicated to Exelis Inc., including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives, and stock-based compensation. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount or other measure. During the first six months of 2011 and 2010, we were allocated $59 and $49, respectively, of general corporate expenses incurred by ITT which is included within SG&A expenses in our Condensed Combined Statements of Operations.

The expense allocations have been determined on a basis that we consider to be a reasonable reflection of the utilization of services provided or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly-traded company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, functions outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

Parent Company Equity

Parent company investment in the Condensed Combined Balance Sheets represents ITT’s historical investment in, our accumulated net earnings after taxes, and the net effect of the transactions with and allocations from ITT described above. See Principles of Combination and Basis of Presentation in Note 1 for additional information.

NOTE 13	COMMITMENTS AND CONTINGENCIES

General

From time to time we are involved in legal proceedings that are incidental to the operation of our businesses. Some of these proceedings seek remedies relating to environmental matters, product liability, personal injury claims, employment and pension matters, and commercial or contractual disputes, sometimes related to acquisitions or divestitures. We will continue to defend vigorously against all claims.

Although the ultimate outcome of any legal matter cannot be predicted with certainty, based on present information, including our assessment of the merits of the particular claim, we do not expect that any asserted or unasserted legal claims or proceedings, individually or in the aggregate, will have a material adverse effect on our cash flow, results of operations, or financial condition.

Environmental

In the ordinary course of business, we are subject to federal, state, local, and foreign environmental laws and regulations. We are responsible, or are alleged to be responsible, for ongoing environmental investigation and remediation of sites in various countries. These sites are in various stages of investigation and/or remediation and in many of these proceedings our liability is considered de minimis. We have received notification from the U.S. Environmental Protection Agency, and from similar state and foreign environmental agencies, that a number of sites formerly or currently owned and/or operated by Exelis Inc., and other properties or water supplies that may be or have been impacted from those operations, contain disposed or recycled materials or wastes and require environmental investigation and/or remediation. These sites include

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

instances where we have been identified as a potentially responsible party under federal and state environmental laws and regulations.

Accruals for environmental matters are recorded on a site by site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. Our accrued liabilities for these environmental matters represent the best estimates related to the investigation and remediation of environmental media such as water, soil, soil vapor, air and structures, as well as related legal fees. These estimates, and related accruals, are reviewed quarterly and updated for progress of investigation and remediation efforts and changes in facts and legal circumstances. Liabilities for these environmental expenditures are recorded on an undiscounted basis.

It is difficult to estimate the final costs of investigation and remediation due to various factors, including incomplete information regarding particular sites and other potentially responsible parties, uncertainty regarding the extent of investigation or remediation and our share, if any, of liability for such conditions, the selection of alternative remedial approaches, and changes in environmental standards and regulatory requirements. We have estimated and accrued $23 and $22 as of June 30, 2011 and December 31, 2010, respectively, for environmental matters. In our opinion, the total amount accrued is appropriate based on existing facts and circumstances.

The following table illustrates the range of estimated loss and number of active sites for these environmental matters.

June 30,
2011

Low end range	$20
High end range	$46
Number of active environmental investigations and remediation sites	23

U.S. Government Investigations and Claims

Departments and agencies of the U.S. Government have the authority to investigate various transactions and operations of the company, and the results of such investigations may lead to administrative, civil or criminal proceedings, the ultimate outcome of which could be fines, penalties, repayments or compensatory or treble damages. U.S. Government regulations provide that certain findings against a contractor may lead to suspension or debarment from future U.S. Government contracts or the loss of export privileges for a company or an operating division or subdivision. Suspension or debarment could have a material adverse effect on the company because of its reliance on government contracts.

U.S. Government agencies, including the Defense Contract Audit Agency (DCAA) and others, routinely audit and review a contractor’s performance on government contracts, indirect rates and pricing practices, and compliance with applicable contracting and procurement laws, regulations and standards. They also review the adequacy of the contractor’s compliance with government standards for its accounting and management internal control systems, including: control environment and overall accounting system, general information technology system, budget and planning system, purchasing system, material management and accounting system, compensation system, labor system, indirect and other direct costs system, billing system and estimating system. Significant audits currently underway include the Company’s control environment and overall accounting, billing, and indirect and other direct cost systems, as well as reviews of the Company’s compliance with certain U.S. Government Cost Accounting Standards.

From time to time, customers advise the company of claims and penalties concerning certain potential disallowed costs. When such findings are presented, Exelis Inc. and the U.S. Government representatives engage in discussions to enable Exelis Inc. to evaluate the merits of these claims as well as to assess the amounts being claimed. Where appropriate, provisions are made to reflect the expected exposure to the matters

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

raised by the U.S. Government representatives and such provisions are reviewed on a quarterly basis for sufficiency based on the most recent information available.

On March 27, 2007, ITT Corporation reached a settlement relating to an investigation of our Night Vision Division’s compliance with the International Traffic in Arms Regulations (ITAR) pursuant to which ITT pled guilty to two violations, based on the export of defense articles without a license and the omission of material facts in required export reports. ITT was assessed a total of $50 in fines, forfeitures and penalties. ITT also entered into a Deferred Prosecution Agreement with the U.S. Government which deferred action regarding a third count of violations related to ITAR pending implementation of a remedial action plan, including the appointment of an independent monitor. ITT was also assessed a deferred prosecution monetary penalty of $50 which is being reduced for monies spent, during the five-year period following the date of the Plea Agreement, to accelerate and further the development and fielding of advanced night vision technology. On April 12, 2011, the Department of Justice dismissed the deferred third count of the Deferred Prosecution Agreement. This dismissal terminates any further obligation of ITT and the Company under the Deferred Prosecution Agreement with the exception of the obligation to fulfill the $50 deferred prosecution monetary penalty as identified above. Management believes that this matter will not have a material adverse effect on our combined financial position, results of operations or cash flows.

Indemnifications

As part of the separation, ITT will provide for certain indemnifications and cross-indemnifications among ITT, Exelis Inc. and Xylem Inc. The indemnifications address a variety of subjects; including asserted and unasserted product liability matters (e.g., asbestos claims, product warranties), which relate to products sold prior to the Separation Date. The indemnifications are absolute and indefinite. The indemnification associated with pending and future asbestos claims does not expire. Exelis Inc. expects ITT and Xylem Inc. to fully perform under the terms of the Distribution Agreement and therefore has not recorded a liability for matters for which we will be indemnified. In addition, we are not aware of any claims or other circumstances that would give rise to material payments to ITT or Xylem Inc. under the indemnity that we will provide.

NOTE 14	SEGMENT INFORMATION

The Company’s segments are reported on the same basis used internally for evaluating performance and for allocating resources. Our two segments are referred to as C4ISR Electronics and Systems and Information and Technical Services. Assets of the business segments exclude general corporate assets, which principally consist of cash, deferred tax assets, certain plant, property, and equipment, and certain other assets. Corporate and Other primarily consists of corporate office expenses, depreciation, as well as charges which occur from time to time related to certain matters that are managed at a corporate level and are not included in the business segments in evaluating performance or allocating resources.

C4ISR Electronics and Systems

This segment provides communications, sensing and surveillance, space and advanced engineering solutions for government and commercial customers around the world.

Information and Technical Services

This segment provides a broad range of systems integration, operations, sustainment, advanced engineering, logistics, space launch and range-support solutions for a wide variety of U.S. military and government agency customers.

THE DEFENSE AND INFORMATION SOLUTIONS SEGMENT OF ITT CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

	2011			2010
	Product	Service	Total	Product	Service	Total
Six Months Ended June 30,	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue

C4ISR Electronics and Systems	$1,368	$—	$1,368	$1,731	$—	$1,731
Information and Technical Services	—	1,474	1,474	—	1,173	1,173
Eliminations	(6)	(7)	(13)	(6)	(4)	(10)

Total	$1,362	$1,467	$2,829	$1,725	$1,169	$2,894

	Operating Income		Operating Margin
Six Months Ended June 30,	2011	2010	2011	2010

C4ISR Electronics and Systems	$171	$237	12.5%	13.7%
Information and Technical Services	64	72	4.3%	6.1%

Total	$235	$309	8.3%	10.7%

	Plant, Property &				Depreciation &
	Equipment, Net		Capital Expenditure		Amortization
Six Months Ended June 30,	2011	2010(a)	2011	2010	2011	2010

C4ISR Electronics and Systems	$304	$322	$16	$17	$57	$61
Information and Technical Services	141	134	19	32	11	7
Corporate and Other	2	2	—	—	—	—

	$447	$458	$35	$49	$68	$68

	Total Assets
Six Months Ended June 30,	2011	2010(a)

C4ISR Electronics and Systems	$3,094	$3,187
Information and Technical Services	1,183	983
Corporate and Other	126	125

Total	$4,403	$4,295

(a)	Amounts reflect balances as of December 31, 2010.

NOTE 15	SUBSEQUENT EVENTS

We evaluated subsequent events for recognition or disclosure through September 23, 2011, the date the Condensed Combined Financial Statements were available to be issued.

On September 20, 2011, we issued $650 aggregate principal amount of senior notes, of which $250 aggregate principal amount of 4.250% Senior Notes will mature on October 1, 2016 and $400 aggregate principal amount of 5.550% Senior Notes will mature on October 1, 2021. Interest on the notes accrues from September 20, 2011. Interest on both the 4.250% and 5.550% Senior Notes are payable on April 1 and October 1 of each year, commencing on April 1, 2012.